Filed Pursuant to Rule 424(b)(5)
Registration No. 333-195438

PROSPECTUS    SUPPLEMENT

(To Prospectus dated May 9, 2014)

15,280,000 Common Units

Representing Limited Partner Interests

We are offering 15,280,000 common units representing limited partner interests.

Our general partner has informed us that its affiliate is purchasing 1,391,113 common units in this offering pursuant to its preemptive rights. The underwriters will not receive any underwriting discounts or commissions on the 1,391,113 common units sold to our general partner’s affiliate. The number of common units available for sale to the general public has been reduced to 13,888,887 common units, after subtracting the 1,391,113 common units that our general partner’s affiliate is purchasing in this offering.

Our common units are listed on the NASDAQ Global Market, or “NASDAQ,” under the symbol “GSJK.” The last reported sale price of our common units on July 24, 2014 was $23.70 per common unit.

Investing in our common units involves a high degree of risk. You should carefully consider the risks relating to investing in our common units and each of the other risk factors described under “Risk Factors” beginning on page S-19 of this prospectus supplement and on page 5 of the accompanying base prospectus.

	Per Common Unit	Total
Public offering price	$23.50	$359,080,000
Underwriting discounts (1)	$0.94	$13,055,554
Proceeds to Compressco Partners, L.P. (before expenses) (1)	$22.56	$346,024,446

(1)	Reflects the intended purchase by an affiliate of our general partner of 1,391,113 common units in this offering at the public offering price, for which the underwriters will not receive any underwriting discounts or commissions.

We have granted the underwriters a 30-day option to purchase up to an additional 2,292,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 15,280,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about July 30, 2014.

Joint Book-Running Managers

BofA Merrill Lynch
Barclays
Wells Fargo Securities
J.P. Morgan
Raymond James
Credit Suisse
RBC Capital Markets

Co-Managers

Oppenheimer & Co.
Stifel
Capital One Securities
Johnson Rice & Company L.L.C.
Sterne Agee

Prospectus Supplement dated July 24, 2014

Prospectus Supplement

Prospectus

S-i

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both this prospectus supplement and the accompanying base prospectus combined. If the information relating to the offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Incorporation of Documents by Reference” on page S-107 of this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying base prospectus and any free writing prospectus prepared by or on behalf of us relating to this offering of common units. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates on the front of these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations or prospects may have changed since such dates.

Please read “Forward-Looking Statements” on page S-108 of this prospectus supplement.

NON-GAAP FINANCIAL MEASURES

The SEC has adopted rules to regulate the use of “non-GAAP financial measures” such as EBITDA, that are derived on the basis of methodologies other than in accordance with U.S. generally accepted accounting principles (“GAAP”). EBITDA is a non-GAAP financial measure that complies with Securities Act regulations when it is defined as net income (the most directly comparable GAAP financial measure) before interest, taxes, depreciation and amortization. We define EBITDA in this prospectus supplement accordingly. We define Adjusted EBITDA as EBITDA excluding transaction-related expenses and non-recurring items.

S-ii

EBITDA and Adjusted EBITDA each have limitations as an analytical tool and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, these measures:

•	do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and

•	do not reflect the effect of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations.

EBITDA and Adjusted EBITDA should not be considered as alternatives to net income, operating income, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP. Our EBITDA and Adjusted EBITDA and CSI’s EBITDA may not be comparable to EBITDA and Adjusted EBITDA or similarly titled financial metrics of other entities, as other entities may not calculate EBITDA and Adjusted EBITDA in the same manner as we do. Our management compensates for the limitations of EBITDA and Adjusted EBITDA and CSI’s management accounts for the limitations of EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this knowledge into management’s decision-making processes. For the Partnership, EBITDA and Adjusted EBITDA should not be viewed as indicative of the actual amount we have available for distributions or that we plan to distribute for a given period, nor should it be equated with “available cash” as defined in our First Amended and Restated Agreement of Limited Partnership, dated June 20, 2011 (our “Partnership Agreement”). See “Summary—Our Summary Consolidated Historical and Pro Forma Financial Information” and “Summary—CSI’s Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and see “Summary—Recent Developments” for a reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measures.

S-iii

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. You should carefully read this entire prospectus supplement, the accompanying base prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriters’ option to purchase additional common units is not exercised. You should also read “Risk Factors” beginning on page S-19 of this prospectus supplement and on page 5 of the accompanying base prospectus and “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013 (our “2013 Annual Report”) and, to the extent applicable, our subsequent Quarterly Reports on Form 10-Q for more information about important risks that you should consider before buying our common units.

For the purpose of this prospectus supplement, unless the context requires otherwise, when we refer to “we,” “us,” “our,” and “the Partnership,” we are describing Compressco Partners, L.P. and its wholly owned subsidiaries on a consolidated basis. References to “Compressco Partners GP” or “our general partner” refer to our general partner, Compressco Partners GP Inc. References to “TETRA” refer to TETRA Technologies, Inc. and TETRA’s controlled subsidiaries, other than us. References to “Compressco” refer to Compressco, Inc. and its controlled subsidiaries, other than us. References to “TETRA International” refer to TETRA International Incorporated and TETRA International’s controlled subsidiaries, other than us. References to “Compressco Partners Predecessor” or “our Predecessor” refer to the predecessor of Compressco Partners, L.P. for accounting purposes. As further described elsewhere in this prospectus supplement, our Predecessor consists of (1) all the historical assets, liabilities and operations of Compressco, combined with (2) certain assets, liabilities and operations of TETRA International conducting wellhead compression-based production enhancement services and related well monitoring and automated sand separation services in Mexico. For the purpose of this prospectus supplement, unless the context requires otherwise references to “CSI” refer to Compressor Systems, Inc. and its subsidiaries.

Compressco Partners, L.P.

We are a Delaware limited partnership engaged in providing compression-based production enhancement services, which are used in both conventional wellhead compression applications (our “Conventional Services”) and unconventional compression applications (our “Unconventional Services”), and, in certain circumstances, well monitoring and sand separation services. We provide our services to a broad base of natural gas and oil exploration and production companies operating throughout many of the onshore producing regions of the United States. We also have significant operations in Mexico and Canada and a growing presence in certain countries in South America, Europe and the Asia-Pacific region. The following summary of our business does not account for our pending acquisition of CSI. For a description of the CSI Acquisition and CSI’s business, see “—The Transactions” and “CSI’s Business.”

Over time, oil and natural gas wells exhibit declining pressure and production. Production enhancement technologies are designed to increase daily production and total recoverable reserves. Our Conventional Services are utilized to increase production by lowering wellhead pressure, increasing gas velocity and deliquifying wells and include production enhancement for dry gas wells and liquid-loaded gas wells and backside auto injection systems (“BAIS”) for liquid-loaded gas wells. BAIS monitor tubing pressure to redirect gas flow into the casing annulus as needed to help gas wells unload liquids that hinder production. Our Unconventional Services are utilized primarily in horizontal resource plays and include the collection of hydrocarbon vapors that are a by-product of oil production and storage (“vapor recovery”), the injection of natural gas downhole in order to increase oil and liquid production in horizontal wells (“gas lift”) and the reduction of casing pressure of pumping oil wells to enhance oil production (“casing gas system”) applications. While our Conventional Services are primarily utilized with mature gas wells with low formation pressures, they are also effectively utilized on newer gas wells that have experienced significant production declines. Our field services are performed by our highly trained staff of regional service supervisors, optimization specialists and field mechanics. In addition, we design and manufacture most of the compressor packages that we use to provide services at our owned manufacturing facility in Oklahoma City, Oklahoma and, in certain markets, we sell compressor packages to oil and natural gas operators. Our fleet of compressor packages totaled 4,072 as of June 30, 2014, of which 3,535 packages were in service.

At the completion of our initial public offering in June 2011 (the “IPO”), TETRA contributed to us substantially all of the business, operations and related assets and liabilities of our Predecessor. As a result of the formation transactions that occurred in connection with the IPO, TETRA has a significant economic interest in us through its ownership of common units, subordinated units and its indirect general partner interest that, as of July 15, 2014, represented an aggregate ownership interest in us of approximately 82%, as well as incentive distribution rights. As of July 15, 2014, common units held by the public represented approximately a 18% ownership interest in us. As described below under “—Recent Developments,” effective August 18, 2014, our outstanding subordinated units will convert into common units on the first business day following the payment of the distribution with respect to the quarter ended June 30, 2014. In addition, as described below under “—The Transactions—Financing Transactions—Concurrent Offering of Senior Notes,” we and Compressco Finance Inc. are conducting an offering of $350 million of aggregate principal amount of the Senior Notes (as defined below).

A significant majority of our domestic services is performed by our wholly owned subsidiary, Compressco Partners Operating, LLC, a Delaware limited liability company (“Operating LLC”), pursuant to contracts that Vinson & Elkins L.L.P., has concluded generate qualifying income under Section 7704 of the Internal Revenue Code of 1986, as amended (“qualifying income”). We do not pay U.S. federal income taxes on the portion of our business conducted by Operating LLC. Our wholly owned subsidiary, Compressco Partners Sub, Inc., a Delaware corporation (“Operating Corp”), conducts substantially all of our domestic operations that Vinson & Elkins L.L.P., has not concluded generate qualifying income and Operating Corp pays U.S. federal and state income tax with respect to its income from such operations. We strive to ensure that all new domestic contracts are entered into by Operating LLC and generate qualifying income. We also pay state and local income taxes in certain states and we incur income taxes related to our foreign operations.

Products and Services

Compression Services

We provide our Conventional Services and our Unconventional Services through the use of our fleet of 4,072 compressor packages, as of June 30, 2014. We fabricate and provide services utilizing small horsepower wellhead compression packages, with total fleet horsepower of approximately 187,000, as of June 30, 2014. Our electric VJack™ compressors (“VJack™ packages”) and our natural gas powered GasJack® packages (“GasJack® packages”) constitute the portion of our fleet in the less than 80-horsepower range, while our natural gas powered SuperJack™ compressors (“SuperJack™ packages”) constitute the portion of our fleet in the 95- to 215-horsepower range.

We typically target our Conventional Services toward natural gas wells in our operating regions that produce between 30 thousand and 300 thousand cubic feet of natural gas per day (“Mcf/d”) and wells that produce less than 50 barrels per day (“bpd”) of fluids. However, in some cases, we can provide our Conventional Services on natural gas wells that produce from 50 to 150 bpd of fluid. We typically target our casing gas systems toward oil producing wells with casing pressures in excess of 40 pounds per square inch gauge (“PSIG”).

GasJack® and VJack™ Package Fleets

Our GasJack® packages, including our insulated and heated cold-weather GasJack® packages, increase gas production by reducing tubing surface pressure, which allows wellbore fluids that can hinder gas flow to be carried to the surface. Our 46-horsepower GasJack® packages are integrated power/compressor packages capable of creating vacuum conditions of up to 12 inches of mercury and discharge pressures of up to 450 PSIG. We design and manufacture our GasJack® packages to meet applicable customer and government regulatory health, safety and environmental requirements.

Our electric VJack™ packages provide production enhancement services on wells where electric power is available. VJackTM packages are utilized in areas with larger, mature oil fields, such as the Permian Basin in West Texas, the Texas Panhandle and New Mexico, and in environmentally sensitive markets. Our 20- and 40-horsepower VJack™ packages provide production uplift with zero engine-driven emissions and significantly less maintenance than natural gas powered compressors and are capable of creating discharge pressure of up to 125 PSIG. Our VJack™ packages are designed for vapor recovery and casing gas system applications. Our VJack™ packages are capable of full wellbore stream production and can handle up to 50 bpd of liquids on a standard skid package.

Our GasJack® and VJack™ packages are mounted on steel skids allowing us to easily and efficiently transport them to our customers’ sites.

SuperJack™ Package Fleet

Our SuperJack™ packages provide artificial lift production enhancement services on vertical and horizontal wells with insufficient reservoir pressure. Our 95-, 145- and 215-horsepower SuperJack™ packages are equipped with interstage coolers, supply continuous gas at a specified pressure and volume and allow us to service the gas lift market, particularly in the liquids-rich resource plays. Typically, the compressor discharge pressure is 1200 PSIG with a volume range of 0.500 to 1.300 million Mcf/d. Unlike our GasJack® and VJack™ packages, which we design and fabricate, we purchase SuperJack™ packages from a third-party manufacturer.

Other Services

In addition to our compression services, we provide well monitoring services, automated sand separation services and early production services (“EPS”). Our well monitoring services consist of gathering and analyzing well data to determine the expected production uplift that may be achieved by the provision of our wellhead compression services on the well and the optimal way to utilize our wellhead compression services to provide for maximum production uplift. Our automated sand separation services remove solids from a well that may otherwise inhibit production. Our EPS allow customers to begin production early while their permanent production facilities are being planned and built. We provide EPS to a customer in Argentina through a subcontract with TETRA. TETRA bears all of the risk associated with the EPS customer contract and we net a portion of the revenues generated under the EPS customer contract. See “Certain Relationships and Related Party Transactions.”

Sales of Compressors and Parts

In certain circumstances, we sell the compressor packages that we fabricate and related parts to customers.

Business Strategies

We intend to grow our business by implementing the following strategies:

•	Expand domestic and international presence. We intend to expand our domestic and international presence by leveraging our existing infrastructure and customer relationships, with a focus on high-growth areas. In particular, we intend to increase our services in prolific conventional and unconventional basins in the United States, Mexico, Canada and Argentina, and in select opportunities in Europe and the Asia Pacific region.

•	Improve service offerings and maintain a modern fleet. We plan to maintain a modern fleet and, following our pending CSI Acquisition, improve our combined service offerings. These combined service offerings and our modern fleet will help promote both our products and services including gathering, midstream, production enhancement, vapor recovery and casing head gas in addition to our well monitoring and automated sand separation services.

•	Expand services supporting increased shale natural gas and oil production. We plan to expand our services supporting increased shale natural gas and oil production by targeting unconventional service applications, such as gas lift and vapor recovery to horizontal liquids rich resource plays.

•	Leverage our relationships with TETRA and its customers. We seek opportunities with TETRA and its customers to grow the offerings of our products and services.

•	Capitalize on emerging environmental requirements that provide compression opportunities to reduce volatile organic compounds emissions. We plan to take advantage of new environmental requirements that are creating compression opportunities to reduce volatile organic compounds emissions. For example, in the case of gas processing facilities, we expect to focus on opportunities for additional vapor recovery services; and in the case of well completion activities following fracturing operations, we expect to focus on opportunities for gas capture services during flowback.

Competitive Strengths

We believe that we are well positioned to successfully execute our business strategies for the following reasons:

•	Proven technologies. We believe that our proven technologies increase the value of producing oil and natural gas properties for our customers.

•	World-class service organization and highly trained field personnel. We believe that we are a world-class service organization and offer our customers highly trained personnel.

•	Vertically integrated and engineered approach to manufacturing, marketing, monitoring and service. We believe that our vertically integrated and engineered approach to manufacturing, marketing, monitoring and providing our services distinguishes us from many of our competitors.

•	Broad range of compressor packages. We believe that our broad range of horsepower options, including our GasJack®, VJack™ and SuperJack™ packages, allows us to be responsive to more of our customers’ compression service applications and offer a broader range of services.

•	Broad geographic presence. We offer our services in multiple domestic basins, regions and markets and have a growing international presence. These services are also aimed at blue-chip customers, including majors, independents and midstream operators. We believe this broad geographical presence allows us to follow and serve our customers as their demands and capital budgets shift.

•	Experienced management team. Our experienced management team has a proven ability to deliver strong, long-term, organic growth and a good record of maintaining established customer relationships.

The Transactions

Pending Acquisition of Compressor Systems, Inc.

On July 20, 2014, Operating Corp entered into a stock purchase agreement with Warren Equipment Company for the acquisition from Warren Equipment Company of all the outstanding capital stock of CSI, which fabricates, sells, maintains and provides services using, natural gas compressors that cover compression needs throughout the entire natural gas production and transportation cycle to a broad customer base (the “CSI Acquisition”). The stock purchase agreement provides that the purchase price will consist of cash consideration in the amount of approximately $825.0 million, subject to adjustment for working capital and other matters as set forth therein.

CSI provides its products and service through three primary business lines: service operations, unit sales and aftermarket services. CSI owns one of the largest fleets of natural gas compression equipment in the United States and serves customers including some of the oil and natural gas industry’s largest producing, pipeline and gathering companies. As of June 30, 2014, CSI had total fleet horsepower of approximately 858,000 with over 230 units in the 1,101 horsepower and larger range. In addition to CSI’s natural gas compression products and services business, CSI fabricates primarily engine-driven oilfield fluid pump systems. For the twelve months ended September 30, 2013, CSI had aggregate revenues of $345.6 million. During this period, $145.7 million was derived from service operations, $144.6 million was derived from unit sales, $55.3 million was derived from aftermarket services and net cash provided by operating activities was $101.4 million. For the six months ended March 31, 2014 and the twelve months ended December 31, 2013, CSI had aggregate revenues of $163.7 million and $331.5 million, respectively, and net cash provided by operating activities of $26.1 million and $72.7 million, respectively. Following the pending CSI Acquisition, as of June 30, 2014 on a combined basis, we will have a fleet of approximately 6,295 compressor packages with an approximate total horsepower of 1,045,000 (including utilized horsepower of 901,000) and a horsepower range of 20 to 2,370. We expect the CSI Acquisition to further enhance our operations in the United States. CSI’s operations will significantly expand our fabrication and unit sales capabilities as well as our service offerings. For additional information regarding CSI’s business, see “CSI’s Business.”

Financing Transactions

The principal purpose of this offering is to raise a portion of the cash purchase price for the pending CSI Acquisition, repay the outstanding borrowings under the Existing Credit Agreement (as defined below) and to pay related acquisition and financing expenses. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the CSI Acquisition. We expect to raise the remainder of the funds through our concurrent Notes Offering and from approximately $201.6 million of borrowings under the New Credit Agreement (each as defined below). See “Use of Proceeds.”

New Credit Agreement and Repayment of the Existing Credit Agreement

Concurrently with the consummation of the pending CSI Acquisition, we will enter into a new credit agreement (the “New Credit Agreement”) and we will terminate our existing credit agreement (the “Existing Credit Agreement”). Under the New Credit Agreement, we will be the named borrower, and all of our obligations under the New Credit Agreement will be guaranteed by all of our existing and future domestic subsidiaries. The New Credit Agreement will include a maximum credit commitment of $400.0 million available for letters of credit (with a sublimit to be determined) and swingline loans (with a sublimit of $60.0 million). After giving effect to the initial borrowings under the New Credit Agreement and the other transactions on the closing of the CSI Acquisition, total borrowings under the New Credit Agreement shall be no more than $250.0 million and the remaining availability may not be less than $150.0 million.

The New Credit Agreement may be used to fund, in part, our pending CSI Acquisition and related acquisition expenses, to pay fees and expenses incurred in connection with the CSI Acquisition or this offering or our entry into the New Credit Agreement, to repay in full all borrowing outstanding under our Existing Credit Agreement, for our working capital needs and for general partnership purposes. So long as we are not in default, the New Credit Agreement can also be used to fund our quarterly distributions at the option of the board of directors of our general partner (the “Board”) (provided that, after giving effect to such distributions, we will be in compliance with the financial covenants).

Initial borrowings under the New Credit Agreement will be subject to the satisfaction of customary conditions, including among others, the consummation of the CSI Acquisition and the other transactions contemplated for the closing date, the accuracy of certain specified representations and the absence of a default (in the case of additional borrowings beyond the initial borrowings on the closing date). The maturity date of the New Credit Agreement will be the fifth anniversary of the closing of the Notes Offering. Borrowings under the New Credit Agreement will bear interest at a rate per annum equal to, at our option, either (a) London InterBank Offered Rate (“LIBOR”) (adjusted to reflect any required bank reserves) for an interest period equal to one, two, three or six months (as selected by us, subject to availability) plus a leverage-based margin or (b) a base rate plus a leverage-based margin; such base rate shall be determined by reference to the highest of (1) the prime rate of interest announced from time to time by Bank of America, N.A., (2) the Federal Funds rate plus 0.50% per annum and (3) LIBOR (adjusted to reflect any required bank reserves) for a one-month interest period on such day plus 1.00% per annum. Initially, from the closing date until the delivery of the financial statements for the first full fiscal quarter after closing, LIBOR based loans will have an applicable margin of 2.75% per annum and base rate loans will have an applicable margin of 1.75% per annum; thereafter, the applicable margin will range between 1.75% and 2.50% per annum for LIBOR based loans and 0.75% and 1.50% per annum for base rate loans according to consolidated total leverage ratio when financial statements are delivered. In addition to paying interest on outstanding principal under the New Credit Agreement, we will be required to pay a commitment fee in respect of the unutilized commitments thereunder initially at the rate of 0.50% per annum until the delivery of the financial statements for the first full quarter after the closing date and thereafter at the applicable rate ranging from 0.375% to 0.50% per annum, paid quarterly in arrears based on our consolidated total leverage ratio. We will also be required to pay a customary letter of credit fee equal to the applicable margin on revolving credit LIBOR loans and fronting fees.

The New Credit Agreement will require us to maintain (i) a minimum consolidated interest coverage ratio (ratio of consolidated EBITDA to consolidated interest charges) of 3.0 to 1.0, (ii) a maximum consolidated total leverage ratio (ratio of consolidated total indebtedness to consolidated EBTIDA) of 5.5 to 1.0 (with step downs to 5.0 to 1.0), and (iii) a maximum consolidated secured leverage ratio (consolidated secured indebtedness to consolidated EBITDA) of 4.0 to 1.0, in each case, as of the last day of any fiscal quarter, calculated on a trailing four-quarters basis. In addition, the New Credit Agreement will include customary negative covenants that, among other things, may limit our ability to incur additional debt, incur or permit certain liens to exist, or make certain loans, investments, acquisitions or other restricted payments. The New Credit Agreement provides that we can make distributions to holders of our common and subordinated units, so long as there is no default under the facility.

All obligations under the New Credit Agreement and the guarantees of those obligations will be secured, subject to certain exceptions, by a first lien security interest in substantially all of our assets and the assets of our existing and future domestic subsidiaries, and all of the capital stock of our existing and future subsidiaries (limited, in the case of foreign subsidiaries, to 66% of the voting stock of first tier foreign subsidiaries to the extent that security over a greater percentage would result in a material tax liability).

Concurrent Offering of Senior Notes

Concurrently with this offering, we and Compressco Finance Inc. are also conducting an offering (the “Notes Offering”) of $350 million of aggregate principal amount of senior notes due 2022 (the “Senior Notes”) in order to fund a portion of the remaining purchase price for the CSI Acquisition. In connection with the Notes Offering, we may issue additional Senior Notes, the proceeds of which would be used either to reduce anticipated drawings under our new Credit Facility or for general partnership purposes. Consummation of the Notes Offering is dependent on market conditions and our ability to issue the Senior Notes on terms acceptable to us. The Senior Notes being offered in the Notes Offering are being offered by means of a separate offering memorandum and not by means of this prospectus supplement.

Backstop Commitments

In connection with the CSI Acquisition, we and Compressco Partners GP, our general partner, have entered into a commitment letter with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain of their affiliates for alternative financing in the event the Notes Offering or this offering are not consummated or are not consummated in full (the “Debt Commitment Letter”).

In the event we do not receive gross proceeds of at least $350 million from this offering, (i) TETRA has committed to directly or indirectly contribute to Compressco Partners GP up to $75 million in cash (the “Parent GP Contribution”), which funds would in turn be used by Compressco Partners GP to make an equity investment in our common units, (ii) pursuant to the Debt Commitment Letter, Compressco Partners GP has received commitments for up to $175 million (and not less than $75 million) of senior secured loans under a term loan facility (the “GP Term Loan Facility” and such senior secured loans being the “GP Term Loans”), with the proceeds of such GP Term Loans in turn being used by Compressco Partners GP to make an additional equity investment in our common units, and (iii) pursuant to the Debt Commitment Letter, we have received a commitment of $100 million of senior unsecured loans under a bridge facility (the “LP Bridge Facility”) provided to us as borrower (such senior loans being the “LP Bridge Loans”).

In the event we do not receive gross proceeds of at least $350 million from the Notes Offering, pursuant to the Debt Commitment Letter, we have received commitment for an additional $350 million in LP Bridge Loans (representing an aggregate LP Bridge Facility commitment of $450 million).

In this prospectus supplement, we refer to the Parent GP Contribution, the GP Term Facility, and the LP Bridge Facility collectively as the “Backstop Commitments.”

The Transactions

In this prospectus supplement, we refer to (i) the consummation of the CSI Acquisition, (ii) our entry into the New Credit Agreement, (iii) the repayment of our obligations under, and the termination of, the Existing Credit Agreement, (iv) the consummation of the Notes Offering, (v) the consummation of this offering of common units and (vi) the contemplated use of proceeds therefrom, collectively as the “Transactions.”

Recent Developments

Declared Cash Distribution to Unitholders; Conversion of Subordinated Units

On July 11, 2014, the Board declared a cash distribution attributable to the quarter ended June 30, 2014 of $0.4525 per outstanding unit, or $1.81 per outstanding unit on an annualized basis. This amount is an increase of $0.0075 per outstanding unit over the previous distribution of $0.445, and an increase of $0.0275 per outstanding unit over the distribution of $0.425 attributable to the second quarter of 2013. This cash distribution will be paid on August 15, 2014, to all unitholders of record as of the close of business on July 21, 2014. Because this offering is expected to close on July 30, 2014, purchasers in this offering will not be entitled to receive the August 15, 2014 distribution.

On July 11, 2014 the Board confirmed and approved that the conditions set forth in the definition of the “Subordination Period” contained in our Partnership Agreement will be met upon the payment of the August 15, 2014 cash distribution discussed above. As a result, effective August 18, 2014, our 6,273,970 subordinated units will automatically convert on a one-for-one basis into common units. After the conversion of our subordinated units, we will no longer have any subordinated units and our common units will no longer be entitled to arrearages in cash distributions. The conversion of our subordinated units does not impact the amount of cash distributions paid by the Partnership or the total number of outstanding units of the Partnership. The subordinated units were issued by the Partnership in connection with our IPO.

Second Quarter 2014 Utilization

The following tables set forth the historical fleet size and average number of compressor packages being utilized by us and by CSI to provide services during and as of the periods indicated below and our average utilization rates during those periods, as applicable.

	As of June 30, 2014
	Partnership	CSI
Total compressor packages in fleet (at period end)	4,072	2,223
Total compressor packages in service (at period end)	3,535	1,803

	Three Months Ended June 30,		Six Months Ended June 30,		Nine Months Ended June 30,
	2014		2014		2014
	Partnership	CSI	Partnership	CSI	CSI
	(in thousands)
Average number of compressor packages in service (1)	3,467	1,784	3,481	1,785	1,786
Average compressor package utilization (2)	85.3%	80.5%	86.3%	80.4%	80.7%

(1)	“Average number of compressor packages in service” for each period shown is determined by calculating an average of two numbers, the first of which is the number of compressor packages being used to provide services at the beginning of the period and the second of which is the number of compressor packages being used to provide services at the end of the period.

(2)	“Average compressor package utilization” for each period shown is determined by dividing the average number of compressor packages in service during such period by the average of two numbers, the first of which is the total number of compressor packages in our or CSI’s fleet at the beginning of such period and the second of which is the total number of compressor packages in our or CSI’s fleet at the end of such period.

Second Quarter 2014 Outlook

We do not as a matter of course make public projections as to future sales, earnings, or other financial results. However, in the context of this offering, our management has prepared the following outlook for the second quarter of 2014. The prospective financial information presented below was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance.

Neither our independent registered public accountants nor any other independent registered public accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained herein or expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information.

The following are estimates for certain key financial results that we expect for the second quarter of 2014:

•	total revenues of between $31 million and $33 million;
•	net income of between $4.7 million and $5.1 million;
•	EBITDA of between $9.0 million and $9.6 million; and
•	Adjusted EBITDA of between $10 million and $11 million.

Although full results for the second quarter of 2014 are not yet available, based upon information available to us and except as otherwise described in this prospectus supplement, we are not aware and do not anticipate that our results for the second quarter will be adversely affected, in the aggregate, by material or unusual adverse events, and we do not believe that, during the second quarter, we incurred material additional borrowings or other liabilities, contingent or otherwise, or defaulted under our debt covenants. Nevertheless, our actual results for the second quarter of 2014 may differ from these expectations and from the estimates disclosed above. Our expected results for this interim period are not indicative of the results that should be expected for the full fiscal year.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be construed as alternatives to, or more meaningful than, GAAP financial information. See the caption titled “Non-GAAP Financial Measures” for additional qualifications regarding the use of EBITDA and Adjusted EBITDA. The following table reconciles our range of estimated net income, the most directly comparable GAAP financial measure, to our range of estimated EBITDA and Adjusted EBITDA for the second quarter of 2014:

		Three Months Ended June 30, 2014
		(Estimated data;
		Dollars in millions)
Net income	between	$4.7	and	$5.1
Interest expense, net	between	0.1	and	0.1
Income tax expense	between	0.5	and	0.6
Depreciation and amortization	between	3.7	and	3.8

EBITDA	between	$9.0	and	$9.6

Exclusions:
Transaction-related expenses	between	$0.7	and	$0.9
Other non-recurring items, net	between	0.3	and	0.5

Adjusted EBITDA	between	$10.0	and	$11.0

2015 Capital Expenditures

Following the CSI Acquisition, we currently expect to grow capital expenditures to between $90 million and $100 million in 2015.

Principal Executive Offices

Our principal executive offices are located at 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102. Our telephone number is (405) 677-0221.

Summary Historical Partnership Structure

The following chart provides a simplified overview of our organizational structure as of July 15, 2014:

TETRA Technologies, Inc.
and its Subsidiaries
100% Ownership Interest
Compressco, Inc.
and its Subsidiaries
TETRA International Incorporated
and its Subsidiaries
723,211 Common Units and
752,876 Subordinated Units
Public Unitholders
2,868,887 Common
Units
100% Ownership Interest
9.3% Limited
Partner Interest
18.0% Limited
Partner Interest
Compressco Partners GP Inc.
(our general partner)
5,704,046 Common Units,
5,521,094 Subordinated Units,
2.0% General Partner Interest and
Incentive Distribution Rights
70.7% Limited
Partner Interest
2.0% General
Partner Interest
Compressco Partners, L.P.
("Issuer")
100% Ownership Interest
Compressco Partners
Operating, LLC
("Operating LLC")
Compressco Partners Sub, Inc.
("Operating Corp")
100% Ownership Interest
100% Ownership Interest
Compressco
Leasing, LLC
Compressco
Holdings, LLC
Compressco Finance Inc.
Compressco Field
Services
International, LLC
Compressco
International, LLC
Foreign subsidiaries

Summary Pro Forma Partnership Structure

The following chart provides a simplified overview of our anticipated organizational structure after giving effect to the Transactions (including the purchase by an affiliate of our general partner of 1,391,113 common units issued in this offering and the expected $7.3 million capital contribution by our general partner to maintain its approximate 2.0% general partner interest but excluding any common units issued pursuant to the underwriters’ option to purchase additional common units):

The Offering

Common units offered	15,280,000 common units.

17,572,000 common units, if the underwriters exercise their option to purchase additional common units in full.

Our general partner has informed us that its affiliate is purchasing 1,391,113 common units in this offering pursuant to its preemptive rights.

Common units outstanding after this offering	24,576,144 common units if the underwriters do not exercise their option to purchase additional common units and 26,868,144 common units if the underwriters exercise their option to purchase additional common units in full.

Effective August 18, 2014, our 6,273,970 subordinated units will automatically convert on a one-for-one basis into common units. After this conversion, we will have 30,850,114 common units outstanding if the underwriters do not exercise their option to purchase additional common units and 33,142,114 common units if the underwriters exercise their option to purchase additional common units in full.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the underwriters’ discounts and estimated offering expenses payable by us, will be approximately $352.8 million, including our general partner’s proportionate capital contribution of approximately $7.3 million to maintain its approximate 2.0% general partner interest in us. We plan to use the net proceeds from this offering to fund a portion of the purchase price of the pending CSI Acquisition and to repay the approximately $37.9 million of borrowings outstanding under our Existing Credit Agreement, including $0.1 million of letters of credit. If the pending CSI Acquisition does not close, we intend to use the net proceeds of this offering to repay the outstanding borrowings under our Existing Credit Facility and for general partnership purposes, which may include potential alternate acquisitions and potential repurchases of our common units.

If the underwriters exercise their option to purchase additional common units, we expect to use the additional net proceeds for general partnership purposes, or to reduce borrowings under our New Credit Agreement. Please read “Use of Proceeds” beginning on page S-33.

Other relationships	Please read “Underwriting” beginning on page S-100.

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. On July 11, 2014, we declared a cash distribution for the quarter ended June 30, 2014 of $0.4525 per outstanding unit to unitholders of record on July 21, 2014. This cash distribution will be paid on August 15, 2014, to all unitholders of record as of the close of business on July 21, 2014. Because this offering is expected to close on July 30, 2014, purchasers in this offering will not be entitled to receive the August 15, 2014 distribution. Please read “—Recent Developments—Declared Cash Distributions to Unitholders; Conversion of Subordinated Units.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, a net amount of federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. Please read “Material U.S. Federal Income Tax Considerations” in this prospectus supplement.

Material tax consequences	For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the U.S., please read “Material U.S. Federal Income Tax Consequences” in the accompanying base prospectus and “Material U.S. Federal Income Tax Considerations” in this prospectus supplement.

Trading	Our common units are traded on the NASDAQ Global Market under the symbol “GSJK.”

Our Summary Consolidated Historical and Pro Forma Financial Information

The following table presents our summary consolidated historical financial data as of and for the years ended December 31, 2011, 2012 and 2013, which are derived from the historical audited financial statements of Compressco Partners, L.P. included elsewhere in this prospectus supplement. For periods prior to June 20, 2011, the audited consolidated financial statements represent the combined financial position, results of operations, cash flows and changes in net parent equity of our Predecessor, which consists of the assets, liabilities and operations of Compressco and its subsidiaries and certain assets, liabilities and operations of certain other subsidiaries of TETRA conducting business primarily in Mexico (together, our “Predecessor”). For the periods on and after June 20, 2011, the audited consolidated financial statements represent our financial position, results of operations, cash flows and changes in partners’ capital. The summary consolidated historical financial data of Compressco Partners, L.P. as of and for the three months ended March 31, 2013 and 2014 are derived from the unaudited historical financial statements of Compressco Partners, L.P. included elsewhere in this prospectus supplement.

The summary pro forma, as adjusted condensed combined financial data for the year ended December 31, 2013, the three months ended March 31, 2014 and the twelve months ended March 31, 2014 give effect on a pro forma basis to the Transactions as if each had occurred at the beginning of each such period for purposes of the Statements of Operations and at the end of such period for purposes of the Balance Sheet Data. The unaudited last twelve months financial data for the twelve months ended March 31, 2014 has been calculated by subtracting the data for the three months ended March 31, 2013 from the data for the year ended December 31, 2013, and adding the data for the three months ended March 31, 2014.

Our historical results and the historical results of our Predecessor are not necessarily indicative of future results and should be read in conjunction with “Our Selected Consolidated Historical Financial Information,” “Our Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus supplement and the other information incorporated by reference into this prospectus supplement and the accompanying base prospectus.

	Historical					Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,	Twelve Months Ended March 31,
	2011	2012	2013	2013	2014	2013	2014	2014
	(in thousands)
				(unaudited)		(unaudited)
Statements of Operations
Total revenues	$95,179	$108,582	$121,301	$30,767	$29,810	$452,800	$122,841	$431,191
Total cost of revenues	53,195	57,500	68,116	17,713	16,083	279,002	78,542	263,240
Income before tax provision	9,162	19,684	19,825	5,261	5,253	25,980	6,094	17,703
Net income before discontinued operations	7,257	16,331	17,567	4,539	4,619	22,901	5,141	17,836

Statements of Cash Flows
Net cash provided by operating activities	$18,885	$31,109	$29,135	$6,764	$16,234
Net cash used in investing activities	(11,193)	(20,986)	(24,574)	(7,888)	(7,857)
Net cash (used in) provided by financing activities	3,207	(14,682)	(7,976)	(2,410)	(4,964)
Cash and cash equivalents at end of period	17,476	12,966	9,477	9,412	12,633

Balance Sheet Data
Total assets	$206,344	$217,786	$225,109	$226,601	$223,631		$1,171,295
Total current assets	47,370	51,163	48,979	55,920	46,463		182,157
Net property, plant and equipment	86,307	93,615	102,014	97,650	100,454		659,961
Total other assets	72,667	73,008	74,116	73,031	76,714		329,177
Total liabilities and partners’ capital	206,344	217,786	225,109	226,601	223,631		1,171,295
Total current liabilities	13,327	20,539	16,905	27,023	18,031		101,423
Total other liabilities	4,373	14,997	34,488	19,154	36,995		516,275
Total partners’ capital	188,644	182,250	173,716	180,424	168,605		553,597
General partner interest	3,515	3,346	3,158	3,304	3,112		11,276
Common units (1)	111,989	108,943	104,887	108,019	103,709		480,537
Subordinated units	72,238	68,957	65,258	68,124	64,339		64,339

	Historical					Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,	Twelve Months Ended March 31,
	2011	2012	2013	2013	2014	2013	2014	2014
	(in thousands)
				(unaudited)		(unaudited)
Other Financial Data:
EBITDA (2)	$26,735	$32,936	$34,936	$8,792	$9,094	$124,452	$31,296	$117,488
Estimated Pro Forma Synergies (3)						7,800		7,800

EBITDA Plus Estimated Pro Forma Synergies						$132,252		$125,288
Ratio of total debt to EBITDA Plus Estimated Pro Forma Synergies (4)								4.08
Ratio of EBITDA Plus Estimated Pro Forma Synergies to interest expense (4)								4.48

(1)	The common units issued and outstanding at the dates indicated were as follows: 9,240,490 at December 31, 2013, 9,172,865 at December 31, 2012, 9,101,308 at December 31, 2011, 9,279,293 at March 31, 2014, 9,218,457 at March 31, 2013 and 24,559,293 at March 31, 2014, pro forma.

(2)	We define EBITDA as earnings before interest, taxes, depreciation and amortization. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP. Our EBITDA may not be comparable to EBITDA or similarly titled financial metrics of other entities, as other entities may not calculate EBITDA in the same manner as we do. Management compensates for the limitations of EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this knowledge into management’s decision-making processes. EBITDA should not be viewed as indicative of the actual amount we have available for distributions or that we plan to distribute for a given period, nor should it be equated with “available cash” as defined in our Partnership Agreement.

The following table reconciles our net income, the most directly comparable GAAP financial measure, to EBITDA:

	Historical					Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,	Twelve Months Ended March 31,
	2011	2012	2013	2013	2014	2013	2014	2014
	(in thousands)
Net income before discontinued operations	$7,257	$16,331	$17,567	$4,539	$4,619	$22,901	$5,141	$17,836
Provision (benefit) for income taxes	1,905	3,353	2,258	722	634	3,079	953	(133)
Depreciation and amortization	12,521	13,227	14,642	3,473	3,682	70,718	18,128	71,814
Interest expense, net	5,052	25	469	58	159	27,754	7,074	27,971

EBITDA	$26,735	$32,936	$34,936	$8,792	$9,094	$124,452	$31,296	$117,488

(3)	We estimate total annual synergies of $7.8 million as a result of the CSI Acquisition comprised of $1.1 million in increased margin capture due to improved utilization of idle equipment across the combined customer base, $2.6 million in annual field level cost reductions, and $4.1 million in SGA expense reductions.

(4)	Ratios calculated based on initial offering size of $400.0 million (and $161.5 million of borrowings under the New Credit Agreement) rather than approximately $359.1 million actual offering size (and $201.6 million borrowings under the New Credit Agreement).

CSI’s Summary Consolidated Historical Financial Information

The following table presents CSI’s summary consolidated historical financial data as of and for the years ended September 30, 2011, 2012 and 2013, which are derived from the historical audited financial statements of CSI included elsewhere in this prospectus supplement. The summary consolidated historical financial data of CSI as of and for the six months ended March 31, 2013 and 2014 and the twelve months ended March 31, 2014 are derived from the unaudited historical financial statements of CSI included elsewhere in this prospectus supplement.

These historical results are not necessarily indicative of future results and should be read in conjunction with “CSI’s Selected Consolidated Historical Financial Information,” “CSI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing elsewhere in this prospectus supplement and the other information incorporated by reference into this prospectus supplement.

	Compressor Systems, Inc.
	Year Ended September 30,			Six Months Ended March 31,		Twelve Months Ended March 31,
	2011	2012	2013	2013	2014	2014
				(unaudited)		(unaudited)
	(in thousands)
Income Statement Data
Revenues	$277,389	$371,274	$345,590	$198,454	$163,711	$310,847
Cost of revenues, excluding depreciation	181,188	255,815	221,620	130,692	105,826	196,754
Income from continuing operations before income taxes	31,861	46,026	55,873	33,086	19,565	42,352
Net income from continuing operations	20,424	30,951	36,820	20,482	12,140	28,478
Net income	19,036	19,598	37,093	20,482	12,140	28,751

Statements of Cash Flows
Net cash provided by operating activities—continuing operations	$75,811	$75,939	$101,390	$53,875	$26,074
Net cash used in investing activities—continuing operations	(58,798)	(107,912)	(74,574)	(38,583)	(30,433)
Net cash (used in) provided by financing activities—continuing operations	(17,535)	32,275	(24,966)	(15,594)	3,759
Cash at end of period	302	309	2,159	7	1,559

Balance Sheet Data
Total assets	$430,907	$550,372	$516,296		$551,854
Total current assets	104,229	150,500	93,510		117,017
Rental equipment, net	280,034	348,859	391,612		404,199
Property, plant and equipment, net	20,637	31,131	29,619		29,083
Other assets	26,007	19,882	1,555		1,555
Total liabilities and stockholder’s equity	430,907	550,372	516,296		551,854
Total current liabilities	76,241	124,997	65,388		83,392
Total liabilities	222,461	329,579	271,785		292,503
Total stockholder’s equity	208,446	220,793	244,511		259,351

	Compressor Systems, Inc.
	Year Ended September 30,			Six Months Ended March 31,		Twelve Months Ended March 31,
	2011	2012	2013	2013	2014	2014
				(unaudited)
	(in thousands)

Other Financial Data
EBITDA(1)	$62,315	$78,637	$93,736	$51,336	$39,890	$82,290

(1)	CSI defines EBITDA as earnings before interest, taxes, depreciation, and amortization. EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP. CSI’s EBITDA may not be comparable to EBITDA or similarly titled financial metrics of other entities, as other entities may not calculate EBITDA in the same manner as CSI does. CSI compensates for the limitations of EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures, and incorporating this knowledge into management’s decision-making processes.

The following table reconciles Income from continuing operations to EBITDA for the periods indicated:

	Year Ended September 30,			Six Months Ended March 31,		Twelve Months Ended March 31,
	2011	2012	2013	2013	2014	2014
	(in thousands)
Income from continuing operations	$20,424	$30,951	$36,820	$20,482	$12,140	$28,478
Provision for income taxes	11,437	15,075	19,053	12,604	7,425	13,874
Depreciation and amortization	28,927	31,114	36,617	17,642	19,638	38,613
Interest expense	2,963	3,180	2,434	1,273	1,100	2,261
Interest income	(1,436)	(1,683)	(1,188)	(665)	(413)	(936)

EBITDA	$62,315	$78,637	$93,736	$51,336	$39,890	$82,290

The following table reconciles cash flow from operating activities to EBITDA for the periods indicated:

	Year Ended September 30,			Six Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Cash flow from operating activities	$75,811	$75,939	$101,390	$53,875	$26,074
Changes in current assets and current liabilities	(9,700)	30,553	(57,378)	(40,142)	17,855
Deferred income taxes	(13,860)	(17,352)	(12,023)	(5,298)	(357)
Other non-cash changes	(2,900)	(27,075)	41,448	29,689	(11,794)
Interest expense	2,963	3,180	2,434	1,273	1,100
Interest income	(1,436)	(1,683)	(1,188)	(665)	(413)
Provision for income taxes	11,437	15,075	19,053	12,604	7,425

EBITDA	$62,315	$78,637	$93,736	$51,336	$39,890

RISK FACTORS

This offering involves a high degree of risk. Before deciding to invest in the common units offered hereby, you should consider carefully the risks and uncertainties described below with all of the other information included or incorporated by reference in this prospectus supplement, including the risk factors contained in the sections titled “Risk Factors” included in our 2013 Annual Report and to the extent applicable, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of these risks actually occur, our business, financial condition or results of operations could be materially adversely affected.

References to “Existing Credit Agreement” refer to our existing asset-based revolving credit agreement entered into on October 15, 2013, among us and a syndicate of lenders including JPMorgan Chase Bank, N.A., as administrative agent. References to “New Credit Agreement” refer our new revolving credit agreement to be entered into as of the closing date of this offering, among us and a syndicate of lenders including Bank of America, N.A., as administrative agent.

Risks Relating to Our and CSI’s Combined Business

We depend on domestic and international demand for and production of natural gas and, to a lesser extent, oil and natural gas liquids, and a reduction in this demand or production could adversely affect the demand or the prices we charge for our services and products, which could cause our revenue and cash available for distribution to our unitholders to decrease.

Demand for our services and products are significantly dependent upon the demand for, and production of, natural gas, natural gas liquids and oil in the various domestic and international locations in which we operate. Natural gas, natural gas liquid and oil production and consumption may be affected by, among other factors, prices for such commodities, weather, demand for energy and availability of alternative energy sources. U.S. natural gas prices were volatile in 2013, with Henry Hub prices ranging from a high of $4.52 per million British thermal units (“MMBtu”) in December 2013 to a low of $3.08 per MMBtu in January 2013. The Henry Hub price for natural gas as of June 30, 2014 was $4.39 per MMBtu. Seasonality and the amount of natural gas in storage play a prominent role in natural gas prices. From time to time, in certain of our domestic operating regions, wellhead prices are substantially lower than Henry Hub prices. A substantial reduction in natural gas prices could result in a decline in the demand for our products and services, which would reduce our cash available for distribution. In addition, natural gas production from newly developed shale plays in the U.S. continues to increase the amount of natural gas in storage, which tends to depress natural gas prices in the U.S. While foreign prices of natural gas have historically been higher than domestic prices, foreign prices are also subject to volatility.

We anticipate that our pending CSI Acquisition will substantially change the scope and size of our operations and business.

We anticipate that our pending CSI Acquisition will substantially expand the scope and size of our business, with larger manufacturing, unit sales and after-market service operations. Prior to our pending CSI Acquisition, we fabricated and provided services utilizing small horsepower wellhead compression packages, with total fleet horsepower of approximately 187,000 as of June 30, 2014. We and CSI operate in many of the same regions; however, CSI covers a broader range of compression services and as of June 30, 2014 had total fleet horsepower of approximately 858,000. CSI’s business also includes a substantial international sales operation, including large sales in 2013 to two customers in Mexico and Southeast Asia. Additionally, CSI’s business includes operations and equipment that we have not historically provided. Consequently, we may not be able to integrate CSI’s operations into our operations or to realize the expected economic benefits of the pending CSI Acquisition.

Restrictions in our New Credit Agreement and the indenture governing the notes could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our units.

As of July 17, 2014, the outstanding borrowings, including $0.1 million of letters of credit, under our Existing Credit Agreement were approximately $37.9 million. Our New Credit Agreement will have a borrowing capacity of up to $400 million, and we expect to have initial borrowings thereunder of approximately $201.6 million as of the closing of this offering and the pending CSI Acquisition. We depend on the earnings and cash flow generated by our operations to meet our debt service obligations. Payments of principal and interest on our debt reduce cash available for distribution on our units. The operating and financial restrictions and covenants applicable to the New Credit Agreement and the indenture governing the notes restrict, or will restrict, as applicable, our ability to take certain actions. Violations of these restrictions may result in our inability to borrow under the New Credit Agreement, including to fund distributions (if we elected to do so). For example, the New Credit Agreement and the indenture governing the notes restricts, or will restrict, as applicable, our ability to, among others:

•	incur certain additional debt or issue certain guarantees;

•	incur or permit certain liens to exist;

•	conduct businesses that are not substantially similar or related to our current business;

•	pay dividends or make other distributions;

•	make certain loans, investments, acquisitions, or other restricted payments;

•	cancel, terminate or modify certain material agreements;

•	dispose of assets outside the ordinary course of business;

•	enter into sale-leaseback transactions;

•	enter into certain hedging contracts and certain other prohibited contracts;

•	engage in certain types of transactions with affiliates;

•	make certain amendments to organizational documents;

•	discount, assign or sell receivables;

•	make certain capital expenditures;

•	change accounting practices; and

•	merge, consolidate, transfer all or substantially all of our assets, liquidate, or dissolve.

The New Credit Agreement restricts or will restrict, as applicable, our ability to pay distributions upon the occurrence of the following events, among others:

•	failure to pay principal, interest, or any other amount due under the revolving credit facility when due;

•	breach of the representations or warranties in the revolving credit facility;

•	failure to comply with the covenants in the revolving credit facility;

•	cross-default on other indebtedness;

•	bankruptcy, insolvency or admit in writing or fail generally to pay debts as due;

•	certain Employee Retirement Income Security Act of 1974 events;

•	failure of a provision of the New Credit Agreement and related loan documents to be in full force and effect;

•	material court judgments entered against us; and

•	a change of control.

Furthermore, the New Credit Agreements will contain covenants requiring us to maintain (i) a consolidated interest coverage ratio (ratio of consolidated EBITDA to consolidated interest charges) of not less than 3.0 to 1.0, (ii) a consolidated total leverage ratio (ratio of consolidated total indebtedness to consolidated EBTIDA) of not more than 5.5 to 1.0 (with step downs to 5.0 to 1.0), and (iii) consolidated secured leverage ratio (consolidated secured indebtedness to consolidated EBITDA) of not more than 4.0 to 1.0, in each case calculated on a quarterly basis for the trailing four-quarters. Our New Credit Agreement provides that we may make distributions to holders of our common units and subordinated units, but only if there is no default under the facility. Our ability to comply with the covenants and restrictions contained in the New Credit Agreement may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired.

A failure to comply with the provisions of the New Credit Agreement could result in a default or an event of default. Upon an event of default, unless waived, the lender under the revolving credit facility would have all remedies available to a secured lender and could elect to terminate its commitments, cease making further loans, require cash collateralization of letters of credit, cause its loans to become due and payable in full, institute foreclosure proceedings against our or our subsidiaries’ assets, and force us and our subsidiaries into bankruptcy or liquidation. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment.

We and CSI each have customers that collectively accounted for significant percentages of our respective 2013 fiscal year revenues. The loss of any of these significant customers would result in a decline in our revenue and cash available to pay distributions to our unitholders.

Our five most significant customers collectively accounted for approximately 42.5% of our 2013 revenues. Our five largest customers for the year ended December 31, 2013, were Petróleos Mexicano (“PEMEX”), BP, Yacimientos Petroliferos Fiscales (“YPF”), Anadarko Petroleum Corporation and Apache Corporation. These five customers accounted for approximately 21.7%, 10.0%, 4.0%, 3.4%, and 3.4% of our revenues, respectively, for the year ended December 31, 2013. For the year ended September 30, 2013, CSI had revenues from five major customers, DCP Midstream, South-East Asian Crude Oil Pipeline Ltd., ConocoPhillips, Cimarex Energy Company and Devon Energy, representing approximately 17.8%, 13.6%, 7.8%, 3.9% and 3.0% of its revenues, respectively. The loss of all or even a portion of the revenues CSI derives from these customers, as a result of competition or otherwise, could have a material adverse effect on our combined business, results of operations, financial condition, and our ability to make cash distributions to our unitholders.

We may be unable to negotiate extensions or replacements of our contracts with our customers, which could adversely affect our results of operations and cash available for distribution to our unitholders.

We generally provide our services to our customers under “evergreen” contracts that are cancellable on thirty days’ notice after the initial term. We may be unable to negotiate extensions or replacements of our contracts on favorable terms, if at all, which could adversely affect our results of operations and cash available for distribution.

Our future growth and success will depend upon a number of factors, some of which we cannot control.

Our growth strategy includes both internal growth and growth through acquisitions. Our future growth and success will depend upon a number of factors that are outside of our control. These factors include our ability to:

•	attract new customers;

•	maintain our existing customers and maintain or expand the level of services we provide to them;

•	recruit, train, and retain qualified field, manufacturing, engineering, services and other personnel;

•	identify and consummate acquisitions of complementary or similar operations on favorable terms, including those compatible with our tax efficient structure; and

•	obtain required financing for our future operations and expansion.

Failure in any of these areas could adversely affect our ability to execute our growth strategy.

We are exposed to interest rate risk with regard to our indebtedness.

Our Existing Credit Agreement does and the New Credit Agreement will consist of floating rate borrowings that bear interest at an agreed upon percentage rate spread above LIBOR or a base rate. As of July 17, 2014, we had approximately $37.9 million of borrowings outstanding, including $0.1 million of letters of credit, under the Existing Credit Agreement. We will repay any outstanding borrowings under our Existing Credit Agreement upon closing of this offering and, after giving effect to the borrowings under the New Credit Agreement on the closing of this offering, total borrowings under the New Credit Agreement shall be no more than $250 million and the remaining availability may not be less than $150.0 million. Accordingly, our cash flows and results of operations could be subject to interest rate risk exposure associated with the level of the variable rate debt balance outstanding. We currently are not a party to an interest rate swap contract or other derivative instrument designed to hedge our exposure to interest rate fluctuation risk, therefore if interest rates increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our cash available for servicing our indebtedness would decrease. A 1.0% increase in interest rates on the estimated $201.6 million of pro forma debt outstanding under our New Credit Agreement as of March 31, 2014 would have cost us approximately $2.0 million in additional annual interest expense.

Changes in the global economic environment could adversely affect our business.

Although the overall global economy has largely recovered from the 2008 recession, significant economic uncertainty remains. If current economic conditions worsen, there may be constraints on oil and natural gas industry spending levels. Such a stagnation of economic activity would negatively affect both the demand for many of our services and products and the prices we charge for these services and products, which would negatively affect our revenues and future growth.

We face competition that may cause us to lose market share and harm our financial performance.

Our business is highly competitive. Competition for our services business includes various local and regional companies that utilize packages consisting of a screw compressor with a separate engine driver or a reciprocating compressor with a separate engine driver. These local and regional competitors tend to compete with us on the basis of price rather than equipment specifications. We also face competition from large national and multinational companies with greater financial resources than ours. These companies have traditionally focused on higher-horsepower natural gas gathering and transportation equipment and services similar to the business of CSI. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. Our competitors could substantially increase the resources they devote to the development and marketing of competitive services, develop more efficient equipment, or decrease the price at which they offer their services. In addition, our customers may elect to purchase their own equipment in lieu of using our services. Any of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition, and ability to make cash distributions to our unitholders.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of any debt service and other contractual obligations, fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units at the current quarterly distribution rate.

Under the terms of our Partnership Agreement, the amount of cash otherwise available for distribution will be reduced by our operating expenses and the amount of cash reserves that our general partner establishes to provide for future operations, future capital expenditures, future debt service requirements, and future cash distributions to our unitholders. Further, our debt instruments contain restrictions on our ability to pay distributions. We may not have sufficient available cash each quarter to enable us to make cash distributions at the current quarterly distribution rate under our cash distribution policy, or any distribution at all. The amount of cash we can distribute to our unitholders principally depends upon the amount of cash we generate from our operations, which fluctuates from quarter-to-quarter based on, among other things, the risks described in this section and also upon:

•	our revenues;

•	our operating costs and expenses;

•	capital expenditures we make;

•	fluctuations in our working capital requirements, including the timing of collection of receivables; and

•	our debt service requirements and other liabilities.

During 2013, costs of fuel, labor, maintenance, repair, and refurbishment increased. Many of those costs have been volatile and may continue to be volatile or increase in the future. To the extent our efforts to contain these costs are not successful, our generation of operating cash flows to fund our quarterly distributions will be negatively affected.

We depend on particular suppliers and are vulnerable to engine and compressor component shortages and price increases, which could have a negative impact on our results of operations and cash available for distribution to our unitholders.

We fabricate most of our compressor packages and pump systems. We obtain some of the components used in our compressor packages and pump systems from a single source or a limited group of suppliers. Our reliance on these suppliers involves several risks, including our potential inability to obtain an adequate supply of required components in a timely manner. We do not have long-term contracts with these sources and the partial or complete loss of certain of these sources could have a negative impact on our results of operations and could damage our customer relationships. Further, since any increase in component prices for compressor packages and pump systems fabricated by us could decrease our margins, a significant increase in the price of one or more of these components could have a negative impact on our results of operations and cash available for distribution to our unitholders.

Operating cash flows from the sale of compressor packages and pumps are volatile due to the limited circumstances in which we sell our compressor packages and pumps.

In certain prior years, a significant portion of our revenues was derived from the sales of compressor packages and pumps, as applicable. During 2013, the Partnership reported revenues of approximately $8.4 million from the sale of compressor packages and parts. During 2012, the Partnership’s revenues from the sales of compressors and parts were $6.3 million, primarily related to compressor unit sales to two customers. We expect an increased amount of our revenues will be derived from sales of compressor packages and pumps following the consummation of the CSI Acquisition. During CSI’s fiscal year ended September 30, 2013 and its six months ended March 31, 2014, unit sales of compressor packages and pumps were $144.6 million and $60.8 million, respectively. As of June 30, 2014, CSI had unit sales order backlog of approximately $147.9 million, of which $60.2 million is forecast through CSI’s fiscal year ending September 30, 2014. Unlike compression-based services, sales of compressor packages and pumps are generally nonrecurring. Demand to purchase our compressor packages is also affected by numerous factors, including the price of natural gas and the level of capital spending by our customers. A change in our business strategy or any of these factors could cause cash flows from the sale of compressor packages and pumps to decrease materially.

The credit and risk profile of TETRA could adversely affect our business and our ability to make distributions to our unitholders.

The credit and business risk profile of TETRA could adversely affect our ability to incur indebtedness in the future or our credit rating, as credit rating agencies may consider the leverage and credit profile of TETRA and its affiliates in assigning a rating because of their control of us, their performance of administrative functions for us, our close operational links, and our contractual relationships. Furthermore, the trading price of our common units may be adversely affected by financial or operational difficulties or excessive debt levels at TETRA. In addition, if TETRA’s ownership of our general partner is pledged to TETRA’s lenders, then there is a risk that control over our general partner could be transferred to TETRA’s lenders in the event of a default.

TETRA and its affiliates are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses, which in turn could adversely affect our results of operations and cash available for distribution to our unitholders.

Neither our Partnership Agreement nor the Omnibus Agreement, dated June 20, 2011, as amended by the First Amendment to the Omnibus Agreement, dated June 20, 2014, among us, our general partner and TETRA (the “Omnibus Agreement”) prohibits TETRA and its affiliates from owning assets or engaging in businesses that compete directly or indirectly with us. TETRA currently provides some services for PEMEX in Mexico and could choose to further compete with us for certain services for PEMEX in Mexico. In addition, TETRA and its affiliates may acquire compression-based services businesses or assets in the future, without any obligation to offer us the opportunity to purchase any of that business or those assets. TETRA has greater financial resources than we do, which may make it more difficult for us to compete with TETRA with respect to commercial activities as well as for acquisitions candidates. As a result, competition from TETRA could adversely affect our results of operations and cash available for distribution.

The majority of our business in Mexico is performed for PEMEX and any cutbacks in PEMEX’s annual spending budget or our failure to renew our contracts or renew them on favorable terms could adversely affect our business, financial condition, results of operations, and cash flows.

The majority of our business in Mexico is performed for PEMEX. For the three months ended March 31, 2014 and the years ended December 31, 2013 and 2012, PEMEX accounted for approximately 17.5%, 21.7% and 26.0% of our revenues, respectively, and substantial portions of our cash flows. No work or services are required to be ordered by PEMEX under our contracts with PEMEX. PEMEX is a decentralized public entity of the Mexican government, and, therefore, the Mexican Government controls PEMEX, as well as its annual budget. The Mexican government may cut spending in the future. These cuts could adversely affect PEMEX’s annual budget and, thus, its ability to engage us or compensate us for our services. As a result, our business, financial condition, results of operations, and cash flows could be negatively affected.

Our contracts with PEMEX generally have initial terms of two years and, when they expire, we may be required to participate in an open auction to renew them. Revenues in our operations in Mexico are generated under our contracts with PEMEX. Most of our 2014 revenues are derived from four contracts which cover compression services, well monitoring services and automated sand separation services. Approximately 20% of our 2014 revenues are estimated to be derived from our Mexican operations. Any failure by us to renew our existing contracts with PEMEX or renew them on favorable terms could adversely affect our business, financial condition, results of operations, and cash flows.

Escalating security disruptions in regions of Mexico served by us could adversely affect our Mexican operations, and, as a result, the levels of revenue and operating cash flow from our Mexican operations could be reduced.

During the past several years, incidents of security disruptions throughout many regions of Mexico have increased. Drug-related gang activity has grown in Mexico. Certain incidents of violence have occurred in regions served by us and have resulted in the interruption of our operations, and these interruptions could continue or increase in the future. To the extent that such security disruptions continue or increase, our operations will continue to be affected, and the levels of revenue and operating cash flow from our Mexican operations could be reduced.

Our sales to and operations in foreign countries expose us to additional risks and uncertainties, including with respect to U.S. trade and economic sanctions, export control laws and the Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures that could have a material impact on our business.

We have significant operations in Mexico and Canada and a growing presence in certain countries in South America, Eastern Europe, and the Asia-Pacific region. A portion of our expected future growth includes expansion in certain countries in these regions. Foreign operations carry special risks. Our operations in the countries in which we currently operate and those countries in which we may operate in the future, could be adversely affected by:

•	government controls and actions, such as expropriation of assets and changes in legal and regulatory environments;

•	import and export license requirements;

•	political, social, or economic instability;

•	trade restrictions;

•	changes in tariffs and taxes; and

•	the impact of anti-corruption laws.

In particular, our sales and operations are subject to laws and regulations restricting activities involving certain countries that are subject to U.S. sanctions imposed by the Office of Foreign Assets Control (“OFAC”). We are also subject to the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. The FCPA’s foreign counterparts contain similar prohibitions, although varying in both scope and jurisdiction. We operate in parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.

We have a system of formal controls and procedures to maintain our compliance with the FCPA, OFAC sanctions, export controls, and similar laws and regulations. We are currently in the process of planning to implement that system with respect to CSI. While we do not believe that CSI was in violation of any of the aforementioned laws or regulations, including with respect to historic sales to customers in Mexico and the Republic of the Union of Myanmar (also referred to as Myanmar or Burma), it is possible that we could discover such violations in the process of our integration. The implementation of such procedures may be time consuming and expensive, and could result in the discovery of issues or violations with respect to the foregoing by us or our, or CSI’s, employees, independent contractors, subcontractors or agents of which we were previously unaware.

If we violate, or discover that CSI has violated, any of these regulations, significant administrative, civil, and criminal penalties could be assessed on us. In addition, foreign governments and agencies often establish permit and regulatory standards different from those in the U.S. If we cannot obtain foreign regulatory approvals or cannot obtain them when we expect, our growth and profitability from international operations could be adversely affected.

We may be unable to grow successfully through future acquisitions or to successfully manage future growth and we may not be able to achieve the expected benefits of and integrate the businesses we may acquire effectively, which may impact our operations and limit our ability to increase distributions to our unitholders.

From time to time, we may choose to make business acquisitions to pursue market opportunities, increase our existing capabilities and expand into new areas of operations. We may not be able to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not achieve the expected benefits of or be successful in integrating any future acquisitions into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of attention from our general partner’s personnel. Even if we are successful in integrating future acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expect from such acquisitions, which may result in the commitment of our capital resources without the expected returns on such capital. Furthermore, competition for acquisition opportunities may escalate, increasing our cost of making acquisitions or causing us to refrain from making acquisitions. Our inability to make acquisitions or to achieve the expected results of and integrate successfully future acquisitions into our existing operations may impact our operations and limit our ability to increase distributions to our unitholders.

Our ability to manage and grow our business effectively and provide quality services and products to our customers may be adversely affected if our general partner loses its management or is unable to retain trained personnel.

We rely primarily on the executive officers and other senior management of our general partner to manage our operations and make decisions on our behalf. Our ability to provide quality services and products depends upon our general partner’s ability to hire, train, and retain an adequate number of trained personnel. The departure of any of our general partner’s executive officers or other senior management could have a significant negative effect on our business, operating results, financial condition, and our ability to compete effectively in the marketplace. We operate in an industry characterized by highly competitive labor markets, and, similar to many of our competitors, we have experienced high employee turnover in certain regions. It is possible that our labor expenses could increase if there is a shortage in the supply of skilled supervisors, engineers and other professionals. Our general partner may be unable to maintain an adequate skilled labor force necessary for us to operate efficiently and to support our growth strategy. Failure to do so could impair our ability to operate efficiently and to retain current customers and attract prospective customers, which could cause our business to suffer materially. Additionally, increases in labor expenses may have an adverse impact on our operating results and may reduce the amount of cash available for distribution to our unitholders.

The employees conducting our operations in Mexico and Argentina are party to collective labor agreements, and a prolonged work stoppage of our operations in Mexico or Argentina could adversely impact our revenues, cash flows and net income.

The personnel conducting our operations in Mexico are currently subject to ten collective labor agreements. These ten collective labor agreements consist of “evergreen” contracts that have no expiration date and whose terms remain in full force and effect from year-to-year, unless the parties agree to negotiate new terms. The employees subject to these “evergreen” agreements may, however, request a renegotiation of their employee compensation terms on an annual basis or a renegotiation of the entire agreement on a biannual basis, although we are not required to honor any such request. The personnel conducting operations in Argentina are also subject to collective labor agreements. We have not experienced work stoppages in Mexico or Argentina in the past, but cannot guarantee that we will not experience work stoppages in the future. A prolonged work stoppage could adversely impact our revenues, cash flows and net income.

Our growing operations in Argentina expose us to the changing economic and political environment in that country, including changing regulations governing the repatriation of cash generated from our operations in Argentina.

The current economic and political environment in Argentina and the recent devaluation of the Argentine peso have created increased economic instability for foreign investment in Argentina. Additional currency adjustment may be necessary to help boost the current Argentina economy, but may be accompanied by fiscal and monetary tightening, including restrictions on the purchase of U.S. dollars in Argentina.

As a result of our expanding operations in Argentina, consolidated revenues from Argentina have increased over the past three years. As of June 30, 2014, approximately $2.1 million of our consolidated cash balance was in bank accounts in Argentina, and the process of repatriating this cash to the U.S. is growing increasingly complex and uncertain. There can be no assurances that our growing Argentina operations will not expose us to the loss of liquidity, foreign exchange losses, and other potential financial impacts.

Our ability to grow in the future may be dependent on our ability to access external expansion capital.

We distribute to our unitholders all of our available cash after paying expenses and establishing prudent operating reserves. As of March 31, 2014, pro forma to give effect to the Transactions, our cash and cash equivalents was approximately $37.0 million. If our cash balances are insufficient to fund future growth opportunities, we expect that we will rely primarily upon external financing sources, including borrowings under our New Credit Agreement and the issuance of debt and equity securities, to fund such growth. To the extent we are unable to efficiently finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional partnership units in connection with our growth, the payment of distributions on those additional partnership units may increase the risk that we will be unable to maintain or increase our per unit distribution. There are no limitations in our Partnership Agreement or our Existing Credit Agreement, and there will be no limitations in our New Credit Agreement, on our ability to issue additional partnership units, including partnership units ranking senior to the common units.

An impairment of goodwill could reduce our earnings.

In connection with the IPO, our Predecessor contributed approximately $72.2 million of goodwill to us. We expect to acquire approximately $166.1 million of additional goodwill in connection with the pending CSI Acquisition. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. GAAP requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Any event that causes a reduction in demand for our services or products could result in a reduction of our estimates of future cash flows and growth rates in our business. These events could cause us to record impairments of goodwill. If we determine that any of our goodwill is impaired, we will be required to take an immediate charge to earnings with a corresponding reduction of partners’ capital and increase in balance sheet leverage as measured by debt to total capitalization.

Our exposure to currency exchange rate fluctuations may result in fluctuations in our cash flows and could have an adverse effect on our results of operations.

Because we have international operations a portion of our business is conducted in foreign currencies. We are exposed to currency exchange rate fluctuations that could have an adverse effect on our results of operations. If a foreign currency weakened significantly, we would be required to convert more of that foreign currency to U.S. dollars to satisfy our obligations, which would cause us to have less cash available for distribution. A significant strengthening of the U.S. dollar could result in an increase in our financing expenses and could materially affect our financial results under GAAP. Because we report our operating results in U.S. dollars, changes in the value of the U.S. dollar also result in fluctuations in our reported revenues and earnings. A material increase in the value of these foreign currencies relative to the U.S. dollar would adversely affect our cash flows and net income.

An increase in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. Borrowings under our New Credit Agreement will bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and ability to make cash distributions. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

We are subject to environmental regulation, and changes in these regulations could increase our costs or liabilities.

We are subject to federal, state, local, and foreign laws and regulatory standards, including laws and regulations regarding the discharge of materials into the environment, emission controls, and other environmental protection and occupational health and safety concerns. Environmental laws and regulations may, in certain circumstances, impose strict and joint and several liability for environmental contamination, rendering us liable for remediation costs, natural resource damages, and other damages resulting from our ownership of property or conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could adversely affect our financial condition or results of operations. Moreover, failure to comply with these environmental laws and regulations, may result in the imposition of administrative, civil and criminal penalties, and the issuance of injunctions delaying or prohibiting operations.

The U.S. Environmental Protection Agency (the “EPA”) is performing a study of the environmental impact of hydraulic fracturing, a process used by the oil and natural gas industry in the development of certain oil and natural gas reservoirs. Specifically, the EPA is reviewing the impact of hydraulic fracturing on drinking water resources and has published proposed guidance for the permitting of hydraulic fracturing using diesel fuels. Certain environmental and other groups have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process. We cannot predict whether any federal, state, or local laws or regulations will be enacted regarding hydraulic fracturing, and, if so, what actions any such laws or regulations would require or prohibit. If additional levels of regulation or permitting requirements were imposed on oil and natural gas operators through the adoption of new laws and regulations, the domestic demand for our services in areas in shale reservoir markets could be decreased.

We routinely deal with natural gas, oil, and other petroleum products. Hydrocarbons or other hazardous wastes may have been released during our operations or by third parties on wellhead sites where we provide services or store our equipment or on or under other locations where wastes have been taken for disposal. These properties may be subject to investigatory, remediation, and monitoring requirements under foreign, federal, state, and local environmental laws and regulations.

The EPA has adopted regulations under the Clean Air Act to control emissions of hazardous air pollutants from reciprocal internal combustion engines and more recently the EPA adopted regulations that establish air emission controls for natural gas and natural gas liquids production, processing and transportation activities, including New Source Performance Standards as well as emission standards to address hazardous air pollutants. Certain CSI compressors are subject to these new requirements and additional control equipment and maintenance operations are required. While we do not believe that compliance with current regulatory requirements will have a material adverse effect on the business, additional regulations could impose new air permitting or pollution control requirements on our equipment that could require us to incur material costs.

The modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also adversely affect oil and natural gas exploration and production, which in turn could have an adverse effect on us.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas our customers produce, while the physical effects of climate change could disrupt production and cause us to incur costs in preparing for or responding to those effects.

The EPA has determined that greenhouse gases (“GHGs”) present an endangerment to public health and the environment because, according to the EPA, they contribute to global warming and climate change. As a result, the EPA has begun to regulate certain sources of greenhouse gases, including air emissions associated with oil and natural gas production particularly as they relate to the hydraulic fracturing of natural gas wells. In addition, the EPA has issued regulations requiring the reporting of greenhouse gas emissions from certain sources, including petroleum refineries and certain oil and natural gas production facilities, on an annual basis.

In March 2014, the Obama Administration announced a strategy to address methane emissions, including through reduction of methane emissions from the oil and gas industry. Pursuant to the strategy, in April 2014, the EPA released white papers evaluating potentially significant sources of methane, including compressors, as well as possible control technologies. Based on these white papers and public comments, the EPA may develop additional regulations that could be implemented by the end of 2016. At this time we cannot predict the impact of any laws or regulations relating to methane emissions on our equipment, our operations or our customers’ operations, but such laws or regulations could require us to incur material costs, or result in reduced demand for our services.

The adoption and implementation of any regulations imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Further, U.S. Congress has considered and almost one-half of the states have adopted legislation that seeks to control or reduce emissions of GHGs from a wide range of sources. Any such legislation could adversely affect demand for the oil and natural gas our customers produce and, in turn, demand for our services. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, and other climatic events; if any such effects were to occur, they could have an adverse effect on our operations and cause us to incur costs in preparing for or responding to those effects.

We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

Our operations are subject to inherent risks such as vehicle accidents, equipment defects, malfunctions and failures, as well as other incidents that result in releases or uncontrolled flows of gas, oil, well fluids, fires, or explosions. These risks could expose us to substantial liability for personal injury, death, property damage, pollution, and other environmental damages. Our insurance may be inadequate to cover our liabilities. Further, insurance covering the risks we face or in the amounts we desire may not be available in the future, or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we did not maintain liability insurance, our business, results of operations, and financial condition could be adversely affected. In addition, we do not maintain business interruption insurance.

We face risks related to certain information technology projects.

During 2013, we began certain software system conversion projects designed to improve our operational and financial system efficiencies. The success of these projects is important to our ability to grow our business in the future. These information technology projects have involved a significant use of our internal resources as well as consulting expertise. We expect these system conversion projects will be completed during 2014. There can be no assurance that these project efforts will achieve all of our objectives. In addition, the cost and time necessary to complete these projects may be greater than what we estimate.

Additional Risks Related to the CSI Acquisition

We may not have accurately estimated the benefits to be realized from the CSI Acquisition.

The expected benefits from the pending CSI Acquisition may not be realized if our estimates of the potential net cash flows associated with the assets are materially inaccurate or if we fail to identify operating problems or liabilities prior to closing. We have performed an inspection of assets to be acquired, which we believe to be generally consistent with industry practices. However, the accuracy of our assessments of the assets and our estimates are inherently uncertain. There could also be environmental or other problems that are not necessarily observable even when the inspection is undertaken. If problems are identified after closing of the CSI Acquisition, the stock purchase agreement provides for limited recourse against the seller.

In addition, our estimate of the required working capital for the CSI business and targeted working capital set forth in the stock purchase agreement may not be sufficient for actual working capital needs of the CSI business. If our estimate and the targeted working capital was lower than the actual needs of the acquired business, we may be required to fund such additional working capital needs out of other operating cash flows or borrowings under our New Credit Agreement.

The CSI Acquisition could result in unexpected disruptions on the combined business.

In response to the announcement of the CSI Acquisition, either our customers or CSI’s customers may delay or defer purchasing decisions. Any delay or deferral of purchasing decisions by customers could negatively affect our combined business operations. Similarly, current or prospective employees of us or of CSI may experience uncertainty about their future roles with the combined entity until after the CSI Acquisition is completed. This may adversely affect our ability to attract and retain key management, marketing and technical personnel. In addition, the diversion of the attention of our respective management teams away from day-to-day operations during the negotiation and pendency of the CSI Acquisition could have an adverse effect on the financial condition and operating results of either us or CSI.

If CSI or we fail to obtain all required consents and waivers, third parties may terminate or alter existing contracts.

Certain agreements with suppliers, customers, licensors or other business partners may require CSI or us to obtain the consent, approval, waiver or authorization of these other parties in connection with the CSI Acquisition. We and the selling stockholder of CSI have agreed to use commercially reasonable, good faith efforts to obtain all required consents, waivers, approvals and authorizations. However, we cannot assure you that we will be able to obtain all of the required consents, waivers, approvals and authorizations, and the failure to do so could have a material adverse effect on the business of the combined company after the CSI Acquisition.

Even if this offering is completed, the CSI Acquisition may not be consummated, which could have an adverse impact on our cash available for distribution.

The CSI Acquisition is expected to close on or about August 4, 2014, but is subject to a number of closing conditions. Satisfaction of many of these conditions is beyond our control. If these conditions are not satisfied or waived, the CSI Acquisition will not be completed. Certain of the conditions that remain to be satisfied include, but are not limited to:

•	the continued accuracy of the representations and warranties in the stock purchase agreement;

•	the performance by each party of its respective obligations under the stock purchase agreement;

•	the absence of any legal proceeding or order by a governmental authority restraining, enjoining or otherwise prohibiting the CSI Acquisition;

•	the absence of a material adverse effect on the results of operations or financial condition of the CSI business; and

•	the execution of certain agreements and delivery of certain documents related to the consummation of the CSI Acquisition.

As a result, the CSI Acquisition may not close as scheduled, or at all, or close without material adjustment to the purchase price. The closing of this offering is not conditioned on, and is expected to be consummated before, the closing of the CSI Acquisition. Accordingly, if you decide to purchase common units in the offering, you should be willing to do so whether or not we complete the CSI Acquisition.

Failure to complete the CSI Acquisition or any delays in completing the CSI Acquisition could have an adverse impact on our future business and operations and our cash available for distribution and could negatively impact the price of our common units.

Failure to successfully combine our business with the CSI business may adversely affect our future results:

The consummation of the CSI Acquisition involved potential risks, including:

•	the failure to realize expected profitability, growth or accretion;

•	environmental or regulatory compliance matters or liabilities;

•	diversion of management’s attention from our existing businesses; and

•	the incurrence of unanticipated liabilities and costs for which indemnification is unavailable or inadequate.

If we consummate the CSI Acquisition and if these risks or other anticipated or unanticipated liabilities were to materialize, any desired benefits of the CSI Acquisition may not be fully realized, if at all, and our future business operations and our cash available for distribution could be negatively impacted.

We may not be able to obtain debt financing for the CSI Acquisition on expected or acceptable terms, which could make the CSI Acquisition less accretive.

We intend to finance the CSI Acquisition and related fees and expenses predominantly with the proceeds of this offering and the Notes Offering, and to the extent necessary or desirable, with borrowings under our New Credit Agreement, borrowings under the GP Term Loans, borrowings under the LP Bridge Loans and/or cash on hand. The assumptions underlying our estimate that the CSI Acquisition will be accretive to our distributable cash flow per common unit includes assumptions about the interest rate we will be able to obtain in connection with the issuance of the Senior Notes in the Notes Offering. We may not be able to issue the Senior Notes on expected or acceptable terms, in which case we would fund a portion of the CSI Acquisition with the through the Backstop Commitments, which would make the CSI Acquisition less accretive.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting the underwriters’ discounts and estimated offering expenses payable by us, will be approximately $352.8 million, including our general partner’s proportionate capital contribution of approximately $7.3 million to maintain its approximate 2.0% general partner interest in us. We intend to use the gross proceeds of this offering, along with estimated gross proceeds of approximately $350.0 million from the Notes Offering and initial borrowings under the New Credit Agreement as set forth in the estimated sources and uses of proceeds table below (in thousands):

Sources of Gross Proceeds
Notes Offering (1)	$350,000
Equity Offering (1)(2)	359,080
New Credit Agreement (3)	201,604
General Partner Contribution (4)	7,309

TOTAL	$917,993

Uses of Gross Proceeds
CSI Acquisition Purchase Price	$825,000
Repayment of Existing Credit Agreement (5)	37,900
Acquisition and Financing Expenses (6)	55,093

TOTAL	$917,993

(1)	Gross proceeds prior to discounts and estimated offering expenses.
(2)	The gross proceeds do not reflect the issuance of up to 2,292,000 additional common units that we may sell if the underwriters exercise their option to purchase additional common units, the proceeds of which would be used for general partnership purposes, or to reduce borrowings under our New Credit Agreement. If the CSI Acquisition does not close, we intend to use the net proceeds of this offering to repay the outstanding borrowings under our Existing Credit Facility and for general partnership purposes, which may include potential alternate acquisitions and potential repurchases of our common units.
(3)	Actual borrowings under the New Credit Agreement may be more or less based on net proceeds received in this offering.
(4)	The expected contribution from our general partner to maintain its approximate 2.0% general partner interest in connection with this offering.
(5)	Reflects approximate total borrowings under the Existing Credit Agreement as of July 17, 2014. Total borrowings under the Existing Credit Agreement as of March 31, 2014 were $32.2 million.
(6)	Includes discounts and estimated offering expenses in connection with the Notes Offering and this offering, as well as other transaction-related expenses including financing costs of the Backstop Commitments, integration costs and other transaction-related expenses not reflected in the pro forma financial statements contained herein.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are lenders under our Existing Credit Agreement and, accordingly, will receive a portion of the net proceeds from this offering. See “Underwriting.” The amount of borrowings outstanding under our Existing Credit Agreement, including $0.1 million of letters of credit, was approximately $37.9 million, as of July 17, 2014. Our outstanding borrowings under our Existing Credit Agreement were incurred in connection with working capital needs, letters of credit, capital expenditures and for general partnership purposes, including the repayment of the indebtedness under the Previous Credit Agreement.

Our Existing Credit Agreement matures on October 19, 2017. Our Existing Credit Agreement bears interest at a rate per annum equal to, at our option, either (a) LIBOR (adjusted to reflect any required bank reserves) for an interest period equal to one, two, three or six months (as we select) plus a margin of 2.25% per annum or (b) a base rate determined by reference to the highest of (1) the prime rate of interest announced from time to time by JPMorgan Chase Bank, N.A. or (2) LIBOR (adjusted to reflect any required bank reserves) for a one-month interest period on such day, plus 2.5% per annum. The weighted average interest rate on borrowings outstanding as of December 31, 2013, was 2.5625% per annum.

Our Existing Credit Agreement will be terminated in connection with our entry into the New Credit Agreement and initial borrowings thereunder. Each of the joint book-running managers and Capital One Securities Inc. or their affiliates, who are underwriters, will also be lenders under the New Credit Agreement. Bank of America, N.A. will also serve as administrative and collateral agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or one of its affiliates) will act as arranger under the New Credit Agreement, and receive customary fees in connection therewith. See “Underwriting.”

The consummation of this offering of common units is not contingent upon the closing of our pending CSI Acquisition. Concurrent with this offering of common units, we are conducting the Notes Offering. Please read “Summary—The Transactions.”

CAPITALIZATION

The following table sets forth our unaudited capitalization and cash and cash equivalents as of March 31, 2014:

•	on an actual basis;

•	as adjusted to give effect to (1) the public offering of 15,280,000 common units and the application of a portion of the net proceeds to pay down borrowings outstanding under our revolving credit facility, pending the use set forth under “Use of Proceeds,” and (2) the increase in our general partner capital account by approximately $7.3 million to allow it to maintain its approximate 2% general partner interest; and

•	as further adjusted to give effect to the Transactions. However, as described herein, this offering is not conditioned on the consummation of the Notes Offering or the closing of the CSI Acquisition.

This information is unaudited and should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds,” “Our Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “CSI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the pro forma and historical financial statements and the accompanying notes included elsewhere in this prospectus supplement. The following table does not reflect any common units that may be sold to the underwriters upon the exercise of their option to purchase additional common units.

	As of March 31, 2014
	Actual	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents (1)	$12,663	$333,276	$37,739

Long-Term Debt:
Existing Credit Agreement (2)	$32,220	$—	$—
New Credit Agreement (3)	—	—	201,604
Notes Offering (4)	—	—	350,000

Total long-term debt	$32,220	$—	$551,604

Partners’ Capital:
General Partner—2.0% interest	$3,112	$10,421	$10,421
Limited Partners—98.0% interest
Common units (9,279,293 common units issued and outstanding, actual; 24,559,293 common units issued and outstanding, as adjusted and as further adjusted)	103,709	464,155	440,455
Subordinated units (6,273,970 subordinated units issued and outstanding, actual, as adjusted and as further adjusted) (5)	64,339	64,339	64,339
Accumulated other comprehensive income (loss)	(2,555)	(2,555)	(2,555)

Total partners’ capital	168,605	536,360	512,660

Total capitalization	$200,825	$536,360	$1,064,264

(1)	Assumes no cash and cash equivalents are transferred in connection with the CSI Acquisition. As further adjusted cash and cash equivalents includes cash that we plan to use following the closing for acquisition-related expenses, including fees in connection with our Backstop Commitments and anticipated integration costs to be incurred post-closing. See “Use of Proceeds.”
(2)	As of July 17, 2014, we had $37.9 million of total indebtedness outstanding, including $0.1 million of letters of credit, under our Existing Credit Agreement. In May and June 2014, we drew down a total of $5.6 million of revolving commitments on our Existing Credit Agreement to fund ongoing capital expenditures.
(3)	Assumes initial borrowings under our New Credit Agreement of $201.6 million in connection with the Transactions.
(4)	Concurrently with this offering, we and Compressco Finance Inc. are conducting the Notes Offering in order to fund the remaining portion of the CSI Acquisition.
(5)	Effective August 18, 2014, our 6,273,970 subordinated units will automatically convert on a one-for-one basis into common units. See “Recent Developments—Declared Cash Distribution to Unitholders; Conversion of Subordinated Units.”

UNAUDITED PRO FORMA, AS ADJUSTED CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Our unaudited pro forma condensed combined balance sheet as of March 31, 2014 and our unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 and the twelve months ended March 31, 2014, reflect the following transactions:

•	this offering of 15,280,000 common units for estimated aggregate gross proceeds of approximately $400.0 million based on the last sale price of our common units on July 17, 2014 of $26.18 per common unit (excluding the up to 2,292,000 additional common units that may be purchased at the option of the underwriters) and the contribution by our general partner of approximately $8.2 million in order to maintain its general partner interest;

•	the Notes Offering of $350.0 million aggregate principal amount of our Senior Notes;

•	our pending CSI Acquisition, for cash consideration in the amount of approximately $825.0 million, subject to adjustment for working capital and other matters, including the termination and no assumption of any of CSI’s currently existing long-term indebtedness. The following table summarizes the preliminary allocation of the purchase price to the estimated fair value of the assets expected to be acquired and liabilities expected to be assumed at the date of acquisition (in thousands):

Current assets	$112,147
Property and equipment	559,507
Intangible and other assets	236,738

Total assets acquired	908,392

Current liabilities	83,392
Long-term debt	—
Other long-term liabilities	—

Total liabilities assumed	83,392

Net assets acquired	$825,000

We expect to incur approximately $8.0 million of acquisition costs in connection with the pending CSI Acquisition.

•	the repayment in full of all borrowings outstanding under our Existing Credit Agreement; and

•	our entry into the New Credit Agreement and initial borrowings thereunder.

Adjustments for the above-listed transactions on an individual basis are presented in the notes to the unaudited pro forma financial statements. Certain information normally included in the financial statements prepared in accordance with GAAP has been condensed or omitted in accordance with the rules and regulations of the SEC. The unaudited pro forma financial statements and accompanying notes should be read in conjunction with the historical financial statements and related notes thereto appearing elsewhere herein. The unaudited last twelve months financial data for the twelve months ended March 31, 2014 has been calculated by subtracting the data for the three months ended March 31, 2013 from the data for the year ended December 31, 2013, and adding the data for the three months ended March 31, 2014.

The unaudited pro forma, as adjusted, condensed combined financial statements do not purport to be indicative of the results of operations or financial position that we actually would have achieved if the transactions had been consummated on the dates indicated, nor do they project our results of operations or financial position for any future period or date.

COMPRESSCO PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2014

(in thousands)

	Historical	CSI Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$12,633	$1,559	$23,547	(A)	$37,739
Trade accounts receivable, net	18,726	32,612	—		51,338
Inventories	13,545	75,443	—		88,988
Deferred tax asset	57	4,870	(4,870)	(B)	57
Prepaid expenses and other current assets	1,502	2,533	—		4,035

Total current assets	46,463	117,017	18,677		182,157

Property, plant, and equipment:
Land and building	2,178	69,695	9,806		81,679
Compressors and equipment	177,782	623,212	114,444		915,438
Vehicles	12,656	—	1,975		14,631

Total property, plant, and equipment	192,616	692,907	126,225	(C)	1,011,748
Less accumulated depreciation	(92,162)	(259,625)	—		(351,787)

Net property, plant, and equipment	100,454	433,282	126,225		659,961
Other assets:
Goodwill	72,161	—	166,083	(D)	238,244
Deferred tax assets	1,750	—	—		1,750
Other assets	2,803	1,555	15,725	(E)	20,083
Intangible assets	—	—	69,100	(E)	69,100

Total other assets	76,714	1,555	250,908		329,177

Total assets	$223,631	$551,854	$395,810		$1,171,295

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$6,524	$34,666	$—		$41,190
Accrued liabilities and other	4,154	48,726	—		52,880
Accrued payroll and benefits	634	—	—		634
Amounts payable to affiliates	4,698	—	—		4,698
Deferred tax liabilities	2,021	—	—		2,021

Total current liabilities	18,031	83,392	—		101,423
Other liabilities:
Long-term debt, net	32,220	95,803	383,477	(F)	511,500
Deferred tax liabilities	4,725	113,308	(113,308)	(B)	4,725
Other long-term liabilities	50	—	—		50

Total other liabilities	36,995	209,111	270,169		516,275
Commitments and contingencies
Partners’ capital:
General partner interest	3,112		8,164	(G)	11,276
Common units	103,709		400,000	(G)	480,537
			(23,172)	(A, G)
Subordinated units	64,339		—		64,339
Accumulated other comprehensive income (loss)	(2,555)	(378)	378	(H)	(2,555)
Common stock		18	(18)	(H)	—
Additional paid-in capital		14,455	(14,455)	(H)	—
Retained earnings		245,256	(245,256)	(H)	—

Total partners’ capital	168,605	259,351	125,641		553,597

Total liabilities and partners’ capital	$223,631	$551,854	$395,810		$1,171,295

COMPRESSCO PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Historical	CSI Historical	Pro Forma Adjustments		Pro Forma
Revenues:
Compression and other services	$27,927	$46,614	$—		$74,541
Sales of compressors and parts	1,883	46,417	—		48,300

Total Revenues	29,810	93,031	—		122,841
Cost of revenues (excluding depreciation and amortization expense):
Cost of compression and other services	15,154	22,936	—		38,090
Cost of compressors and parts sales	929	39,523	—		40,452

Total cost of revenues	16,083	62,459	—		78,542
Selling, general and administrative expense	4,094	8,561	—		12,655
Depreciation and amortization	3,682	9,858	2,102	(C)	18,128
			2,486	(E)
Interest expense, net	159	342	6,125	(I)	7,074
			1,211	(J)
			(763)	(K)
Other expense (income), net	539	(191)	—		348

Income (loss) before income tax provision	5,253	12,002	(11,161)		6,094
Provision (benefit) for income taxes	634	4,380	(4,061)	(L)	953

Net income (loss)	$4,619	$7,622	$(7,100)		$5,141

General partner interest in net income	$92				$102

Common units interest in net income	$2,700				$4,014

Subordinated units interest in net income	$1,827				$1,025

Net income per common unit:
Basic	$0.29				$0.16
Diluted	$0.29				$0.16
Weighted average common units outstanding:
Basic	9,275,936		15,280,000	(G)	24,555,936
Diluted	9,313,078		15,280,000	(G)	24,593,078
Net income per subordinated unit:
Basic and diluted	$0.29				$0.16
Weighted average subordinated units outstanding:
Basic and diluted	6,273,970				6,273,970

COMPRESSCO PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands)

	Historical	CSI Historical	Pro Forma Adjustments		Pro Forma
Revenues:
Compression and other services	$112,937	$178,530	$—		$291,467
Sales of compressors and parts	8,364	152,969	—		161,333

Total Revenues	121,301	331,499	—		452,800
Cost of revenues (excluding depreciation and amortization expense):
Cost of compression and other services	63,425	82,286	—		145,711
Cost of compressors and parts sales	4,691	128,600	—		133,291

Total cost of revenues	68,116	210,886	—		279,002
Selling, general and administrative expense	17,467	31,792	—		49,259
Depreciation and amortization	14,642	37,726	8,406	(C)	70,718
			9,944	(E)
Interest expense, net	469	1,256	24,500	(I)	27,754
			4,845	(J)
			(3,316)	(K)
Other expense (income), net	782	(695)	—		87

Income (loss) before income tax provision	19,825	50,534	(44,379)		25,980
Provision (benefit) for income taxes	2,258	16,966	(16,145)	(L)	3,079

Income (loss) before discontinued operations	$17,567	$33,568	$(28,234)		$22,901

General partner interest in net income before discontinued operations	$351				$458

Common units interest in net income before discontinued operations	$10,251				$17,841

Subordinated units interest in net income before discontinued operations	$6,965				$4,602

Income before discontinued operations per common unit:
Basic	$1.11				$0.73
Diluted	$1.10				$0.73
Weighted average common units outstanding:
Basic	9,230,876		15,280,000	(G)	24,510,876
Diluted	9,305,066		15,280,000	(G)	24,585,066
Income before discontinued operations per subordinated unit:
Basic and diluted	$1.11				$0.73
Weighted average subordinated units outstanding:
Basic and diluted	6,273,970				6,273,970

COMPRESSCO PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Historical	CSI Historical	Pro Forma Adjustments		Pro Forma

Revenues:
Compression and other services	$111,185	$182,371	$—		$293,556
Sales of compressors and parts	9,159	128,476	—		137,635

Total Revenues	120,344	310,847	—		431,191
Cost of revenues (excluding depreciation and amortization expense):
Cost of compression and other services	61,483	86,189	—		147,672
Cost of compressors and parts sales	5,003	110,565	—		115,568

Total cost of revenues	66,486	196,754	—		263,240
Selling, general and administrative expense	17,282	32,358	—		49,640
Depreciation and amortization	14,851	38,613	8,406	(C)	71,814
			9,944	(E)
Interest expense, net	570	1,285	24,500	(I)	27,971
			4,845	(J)
			(3,229)	(K)
Other expense (income), net	1,338	(515)	—		823

Income (loss) before income tax provision	19,817	42,352	(44,466)		17,703
Provision (benefit) for income taxes	2,170	13,874	(16,177)	(L)	(133)

Net income (loss) before discontinued operations	17,647	28,478	(28,289)		17,836

General partner interest in income before discontinued operations	$352				$357

Common units interest in income before discontinued operations	$10,305				$13,917

Subordinated units interest in income before discontinued operations	$6,990				$3,562

Pro Forma Adjustments

A.	Reflects the cash impact of the following transactions:

•	$825.0 million of the preliminary cash consideration paid for the CSI Acquisition. The final cash consideration will be subject to certain working capital and other adjustments.

•	$350.0 million of cash proceeds from the Notes Offering, and $10.0 million of discounts and estimated offering expenses.

•	$400.0 million of cash proceeds from this offering of 15,280,000 common units which includes approximately $31.8 million of cash proceeds from the purchase of common units by an affiliate of our general partner. In addition, $15.2 million of underwriting discounts and estimated offering expenses are to be incurred.

•	Approximately $8.2 million from the contribution by our general partner in order to maintain its approximate 2.0% general partner interest.

•	$32.2 million repayment of our Existing Credit Agreement.

•	$161.5 million of borrowings under our New Credit Agreement and $5.7 million of estimated financing expenses.

•	$8.0 million of expenses related to the CSI Acquisition.

B.	The Partnership and seller of CSI will make a joint Section 338(h)(10) election to treat the purchase of CSI as an asset acquisition for U.S. federal income tax purposes. Therefore, no deferred tax assets or liabilities have been recorded on the opening balance sheet. As such, adjustments have been made to eliminate historical book/tax differences.

C.	Reflects fair value adjustments for property, plant and equipment acquired and related pro forma depreciation expense adjustments. Pro forma depreciation expense is calculated based on an average remaining useful life of 15 years for the acquired assets (in thousands).

	Property, plant and equipment			Depreciation expense
	Historical amounts	Fair value	Fair value adjustment	For the three months ended March 31, 2014	For the year ended December 31, 2013	For the twelve months ended March 31, 2014

Land	$1,126	$1,245	$119	$—	$—	$—
Buildings & improvements	21,208	29,914	8,706	145	580	580
Compressors	404,473	516,526	112,053	1,868	7,470	7,470
Machinery & equipment	2,994	5,385	2,391	40	159	159
Vehicles/rolling stock	1,786	3,761	1,975	33	132	132
Office furniture & equipment	773	1,752	979	16	65	65
Leasehold improvements	—	2	2	—	—	—
Construction in progress	922	922	—	—	—	—

Total	$433,282	$559,507	$126,225	$2,102	$8,406	$8,406

D.	Reflects the goodwill related to the CSI Acquisition. Please see discussion above for further details on the preliminary purchase price allocation.

E.	Reflects the fair value of acquired identifiable intangible assets and deferred financing costs related to the Notes Offering and related amortization expense adjustments, as follows (in thousands):

	Fair value	Remaining useful life (years)	Amortization expense
			For the three months ended March 31, 2014	For the year ended December 31, 2013	For the twelve months ended March 31, 2014

Intangible assets:
Backlog	$800	1.5	$133	$533	$533
Trade name	33,000	10.0	825	3,300	3,300
Customer relationships	35,300	9.5	929	3,716	3,716

Total intangible assets	69,100		1,887	7,549	7,549
Deferred financing costs:
Senior Notes	10,000	8.0	313	1,250	1,250
New Credit Agreement	5,725	5.0	286	1,145	1,145

Total deferred financing costs	15,725		599	2,395	2,395

Total	$84,825		$2,486	$9,944	$9,944

F.	Reflects the repayment of our Existing Credit Agreement of $32.2 million and entry into our New Credit Agreement and our initial estimated borrowings thereunder of $161.5 million, repayment of CSI Related Party Debt of $95.8 million prior to the closing of the CSI Acquisition, and also the notes related to the Notes Offering of $350.0 million.

G.	Reflects this offering of approximately $400.0 million of our common units representing limited partner interests (15,280,000 common units based on an assumed offering price to the public of $26.18 per unit, and $15.2 million of underwriting discounts and estimated offering expenses and $8.0 million of expenses related to the CSI Acquisition; the closing sale price of our common units on July 17, 2014 was $26.18) (excluding the up to 2,292,000 additional common units that may be purchased at the option of the underwriters). In addition, the adjustment reflects an $8.2 million contribution from our general partner to maintain its general partner interest.

H.	Reflects the elimination of CSI’s historical stockholders’ equity balances.

I.	Reflects the additional interest expense related to the Notes Offering based on an assumed interest rate of 7%. The annual impact of a 1% increase in the interest rate above the assumed interest rate of 7% would increase interest expense by approximately $3.5 million. If the Notes Offering is not consummated and the LP Bridge Loans of $350.0 million were effective as of January 1, 2013, the LP Bridge Loans would bear an interest rate of a 3-month LIBOR rate plus 6% for the first three months, increasing 0.5% each 90 days thereafter until the maturity date of 12 months after it is effective, resulting in approximately $24.7 million of interest expense for the year ended December 31, 2013.

J.	Reflects additional interest expense related to the draw on the New Credit Agreement.

K.	Reflects the total decrease to interest expense of $0.3 million, $1.0 million and $1.0 million for the three months ended March 31, 2014, the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively as a result of a repayment under our Existing Credit Agreement and the reduction to interest expense related to the termination of CSI’s long-term debt prior to the closing of the CSI Acquisition of $0.5 million, $2.3 million and $2.2 million for the three months ended March 31, 2014, the year ended December 31, 2013 and the twelve months ended March 31, 2014, respectively.

L.	Reflects the tax impact of the CSI Acquisition based on a blended statutory rate of approximately 36.4%.

OUR SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables set forth selected consolidated financial data for our Predecessor for the years ended December 31, 2009, 2010, and 2011 and our selected consolidated financial data for the years ended December 31, 2012, and 2013. For the periods on and after June 20, 2011, the following audited consolidated financial statements represent Compressco Partners, L.P. Financial information for periods prior to June 20, 2011 represent the operations of our Predecessor. The selected consolidated historical financial data as of March 31, 2013 and 2014, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement. The selected consolidated financial data does not purport to be complete and should be read in conjunction with, and is qualified by, the more detailed information, including our Consolidated Financial Statements and related Notes and “Our Management’s Discussion and Analysis of Financial Condition and Results of Operation” appearing elsewhere in this prospectus supplement. See “Risk Factors” beginning on page 8 of our 2013 Annual Report and appearing elsewhere in this prospectus supplement for a discussion of the material uncertainties that might cause the selected consolidated financial data not to be indicative of our future financial condition or results of operations.

	Compressco Partners, L.P.
	Year Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2013	2014
						(unaudited)
Income Statement Data (1)	(in thousands)
Revenues	$90,573	$81,413	$95,179	$108,582	$121,301	$30,767	$29,810
Cost of revenues	41,979	39,238	53,195	57,500	68,116	17,713	16,083
Selling, general and administrative expenses	12,173	13,068	14,269	17,270	17,467	4,279	4,094
Depreciation and amortization expense	13,823	13,112	12,521	13,227	14,642	3,473	3,682
Interest expense, net	11,980	13,096	5,052	25	469	58	159
Other income (expense), net	82	(113)	(980)	(876)	(782)	17	(539)
Income before income tax provision	10,700	2,786	9,162	19,684	19,825	5,261	5,253
Net income	$6,539	$1,617	7,257	16,331	$17,567	$4,539	$4,619

Balance Sheet Data (1)
Working capital	$32,983	$28,943	$34,043	$30,624	$32,074	$28,897	$28,432
Total assets	202,497	196,566	206,344	217,786	225,109	226,601	223,631
Long-term debt	145,085	145,085	—	10,050	29,959	14,300	32,220
Partners’ capital / net parent equity	33,900	25,953	188,644	182,250	173,716	180,424	168,605

(1)	For the periods on and after June 20, 2011, the audited consolidated financial statements represent Compressco Partners, L.P. Financial information for periods prior to June 20, 2011 represent the operations of our Predecessor and therefore affect the comparability of this information.

CSI’S SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables set forth CSI’s selected consolidated financial data for the fiscal years ended September 30, 2011, 2012, and 2013. The selected consolidated historical financial data for each of the six month periods ended March 31, 2013 and 2014 is derived from CSI’s unaudited consolidated financial statements included elsewhere in this prospectus supplement. The selected consolidated financial data does not purport to be complete and should be read in conjunction with, and is qualified by, the more detailed information, including CSI’s Consolidated Financial Statements and related Notes and “CSI’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” appearing elsewhere in this prospectus supplement. See “Risk Factors” for a discussion of the material uncertainties that might cause the selected consolidated financial data not to be indicative of CSI’s and our future financial condition or results of operations.

	Compressor Systems, Inc.
	Year Ended September 30,			Six Months Ended March 31,
	2011	2012	2013	2013	2014
				(unaudited)
	(in thousands)
Income Statement Data
Revenues	$277,389	$371,274	$345,590	$198,454	$163,711
Cost of revenues, excluding depreciation	181,188	255,815	221,620	130,692	105,826
Selling, general and administrative expenses	34,296	37,699	31,040	16,905	18,223
Depreciation expense	28,927	31,114	36,617	17,642	19,638
Interest expense	(2,963)	(3,180)	(2,434)	(1,273)	(1,100)
Interest and other income	1,846	2,560	1,994	1,144	641
Income from continuing operations before income taxes	31,861	46,026	55,873	33,086	19,565
Provision for income tax expense	11,437	15,075	19,053	12,604	7,425
Net income from continuing operations	20,424	30,951	36,820	20,482	12,140
Net income	$19,036	$19,598	$37,093	$20,482	$12,140

Balance Sheet Data
Total assets	$430,907	$550,372	$516,296		$551,854
Long-term debt	—	—	—		—
Total liabilities	222,461	329,579	271,785		292,503
Total stockholder’s equity	208,446	220,793	244,511		259,351

OUR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion is intended to analyze major elements of our consolidated financial statements and provide insight into important areas of management’s focus. This section should be read in conjunction with our Consolidated Financial Statements and accompanying Notes included in our 2013 Annual Report and elsewhere in this prospectus supplement. For periods prior to June 20, 2011, our audited consolidated financial statements and related notes represent the combined financial position, results of operations, cash flows, and changes in net parent equity of our Predecessor, which consists of the assets, liabilities and operations of Compressco, Inc. and its subsidiaries and certain assets, liabilities and operations of certain other subsidiaries of TETRA Technologies, Inc. (“TETRA”) conducting business primarily in Mexico (together, our “Predecessor”). For the periods on and after June 20, 2011, our consolidated financial statements and related notes thereto represent our financial position, results of operations, cash flows, and changes in partners’ capital.

Statements in the following discussion may include forward-looking statements. These forward-looking statements involve risks and uncertainties. See “Cautionary Statement Regarding Forward Looking Statement,” for additional discussion of these factors and risks.

Business Overview

We are a provider of compression-based production enhancement services, which are used in both conventional wellhead compression applications and unconventional compression applications, and, in certain circumstances, well monitoring and sand separation services. We provide our services to a broad base of natural gas and oil exploration and production companies operating throughout many of the onshore producing regions of the United States. Internationally, we have significant operations in Mexico and Canada and a growing presence in certain countries in South America, Europe, and the Asia-Pacific region.

Over time, oil and natural gas wells exhibit declining pressure and production. Production enhancement technologies are designed to enhance daily production and total recoverable reserves. Our conventional compression-based production enhancement services are utilized to increase production by deliquifying wells, lowering wellhead pressure, and increasing gas velocity. Our conventional applications include production enhancement services for dry gas wells and liquid-loaded gas wells, and backside auto injection systems (“BAIS”) for liquid-loaded gas wells. Our unconventional compression services are utilized primarily in horizontal resource play reservoirs in connection with oil and liquids production and include the collection of hydrocarbon vapors that are a by-product of oil production and storage (“vapor recovery”), the injection of natural gas downhole in order to increase oil and liquid production in horizontal wells (“gas lift”) and the reduction of casing pressure of pumping oil wells to enhance oil production (“casing gas system”) applications. In certain circumstances, in connection with our primary production enhancement services, we also provide well monitoring services and automated sand separation services. While our conventional applications are primarily associated with mature gas wells with low formation pressures, they are also effectively utilized on newer gas wells that have experienced significant production declines. Our field services are performed by our highly trained staff of regional service supervisors, optimization specialists, and field mechanics. In addition, we design and manufacture most of the compressor packages we use to provide our services, and, in certain markets, we sell our compressor units to oil and natural gas operators.

We seek to strategically grow our business through the expansion of our existing fleet and by offering additional services to our customers. In addition, as part of our strategic growth plans, we evaluate opportunities to acquire businesses and assets and intend to consider acquisition opportunities that may involve the payment of cash or the issuance of debt securities or equity, including our common units.

Increased demand for unconventional compression services applications, particularly vapor recovery, contributed to increased U.S. service revenues during the first three months of 2014 compared to the prior year period and during 2013 compared to 2012. This growth in U.S. service revenues for the first three months of 2014 was more than offset, however, by decreased activity levels in Mexico. In addition to the increased demand for unconventional compression services, U.S. and Canadian natural gas prices were higher during the first three months of 2014 compared to the prior year period and during 2013 compared to 2012, which has had a positive impact on demand and pricing for conventional compression services in these markets. As a result of this increased U.S. and Canadian services activity, the average utilization rate for our compressor fleet increased to 84.8% during the first three months of 2014 compared to 83.7% for the prior year period. The growth of our U.S. unconventional compression services applications has helped reduce our overall dependence on natural gas prices, however, the level of our conventional production enhancement services operations remains generally dependent upon the demand for and prices of natural gas in the locations in which we operate. Demand for our unconventional compression services remains strong and we expect continued growth in demand for those applications. In addition, foreign compression service revenues increased during the first three months of 2014 compared to the prior year period and during 2013 compared to 2012, particularly in Argentina and Canada.

Compared to 2012, the above increases in demand for compression services during 2013 more than offset the decreased activity levels in Mexico caused by budget re-evaluations by Petróleos Mexicanos (“PEMEX”), which began to negatively affect the demand for our services in the northern onshore region of Mexico in March 2013. Decreased activity levels by PEMEX, resulted in decreased compression services revenues during the three months ended March 31, 2014, compared to the prior 2013 period. We believe this decline in demand is temporary. However, any long-term increase in the levels of Mexico revenues is dependent upon the resumption of activity by PEMEX in the regions in which we operate as well as the renewal or extension of certain of our contracts, or the awarding of new contracts, with PEMEX. The Mexican government implemented an energy industry reform that is designed to allow the government to grant non-Mexican companies the opportunity to enter into contracts and licenses to explore and drill for oil and natural gas in Mexico. Although this reform could result in additional customers for us in Mexico, and a reduction in our dependency on PEMEX, the timing of any impact from this reform is uncertain. Regardless of the impact of this reform, we anticipate that we will continue to be dependent on PEMEX as a significant customer.

Overall, our total revenues and cost of revenues decreased during the three month period ended March 31, 2014, compared to the corresponding 2013 period. These decreases reflect:

•	lower activity in Mexico;

•	improved overall utilization of the existing fleet, particularly in the U.S.;

•	increased compression services activity in Argentina and Canada;

•	growth of our unconventional compression services applications in the U.S;

•	growth of the fleet within our other international operations; and

•	decreased operating expenses driven by cost reductions in Mexico as well as overall labor and equipment cost reductions.

Overall, our total revenues and cost of revenues increased during the year ended December 31, 2013, compared to December 31, 2012. This increase reflects:

•	improved overall utilization of the existing fleet, particularly in the U.S.;

•	increased compression services in Argentina and Canada, which more than offset the decline in activity in Mexico;

•	growth of our unconventional compression services applications in the U.S;

•	growth of the fleet within our other international operations; and

•	increased operating expenses driven by higher labor, equipment, and fuel costs.

The increase in compression and other services revenues during 2013 as compared to 2012 more than offset the increase in cost of compression and other services. The increase in revenues from sales of compressors and parts during 2013 also contributed to our profitability. As a result, net income for 2013 increased by approximately $1.2 million compared to 2012.

We provide our compression services utilizing our fleet of compressor packages, consisting primarily of our 46-horsepower GasJack® compressor packages (“GasJack® packages”) and supplemented by our electric VJack™ compressor packages (“VJack™ packages”). During the fourth quarter of 2013, we purchased eighteen SuperJackTM packages that are suitable for deployment in the gas lift market. The majority of these SuperJack™ packages purchased are 145-horsepower compressors that will enable us to provide gas lift applications in many of the liquids-rich resource play markets in which we operate.

The overall growth of our compressor fleet requires increased capital expenditure investment. Although activity levels in Mexico are currently decreased, our operations in Latin America remain significant and require significant investment in working capital, equipment and levels of personnel and related administrative services provided under the Omnibus Agreement, dated June 20, 2011, as amended by the First Amendment to the Omnibus Agreement, dated June 20, 2014, among us, our general partner and TETRA (the “Omnibus Agreement”) and our other agreements with TETRA and its subsidiaries. In addition, our operations in Latin America are subject to potential volatility relating to our Mexico and Argentina operations as addressed in more detail under “Liquidity and Capital Resources—Cash Flows.”

How We Evaluate Our Operations

Operating Expenses

We use operating expenses as a performance measure for our business. We track our operating expenses using month-to-month, year-to-date, and year-to-year comparisons, and as compared to budget. This analysis is useful in identifying adverse cost trends and allows us to investigate the cause of these trends and implement remedial measures if possible. The most significant portions of our operating expenses are the labor costs of our field personnel, repair and maintenance of our equipment, and the fuel and other supplies consumed while providing our services. Other materials consumed while performing our services, ad valorem taxes, other labor costs, truck maintenance, rent on storage facilities, and insurance expenses comprise the significant remainder of our operating expenses. Our operating expenses generally fluctuate with the level of activities performed.

Our labor costs consist primarily of wages and benefits for our field personnel, as well as expenses related to their training and safety. Additional information regarding our operating expenses for the year ended December 31, 2013, and for the three month period ended March 31, 2014, respectively, is provided within the results of operations sections below.

EBITDA

We view EBITDA as one of our primary management tools, and we track it on a monthly basis, both in dollars and as a percentage of revenues (compared to the prior month, prior year period, and to budget). We define EBITDA as earnings before interest, taxes, depreciation, and amortization. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, including investors, to:

•	assess our ability to generate available cash sufficient to make distributions to our unitholders and our general partner;

•	evaluate the financial performance of our assets without regard to financing methods, capital structure, or historical cost basis;

•	measure operating performance and return on capital as compared to our competitors; and

•	determine our ability to incur and service debt and fund capital expenditures.

EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. generally accepted accounting principles (“GAAP”). Our EBITDA may not be comparable to EBITDA or similarly titled financial metrics of other entities, as other entities may not calculate EBITDA in the same manner as we do. Management compensates for the limitations of EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures, and incorporating this knowledge into management’s decision-making processes. EBITDA should not be viewed as indicative of the actual amount we have available for distributions or that we plan to distribute for a given period, nor should it be equated with “available cash” as defined in our First Amended and Restated Agreement of Limited Partnership, dated June 20, 2011 (our “Partnership Agreement”).

The following table reconciles net income to EBITDA for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(in thousands)
Net Income	$17,567	$16,331	$7,257	$4,619	$4,539
Provision for income taxes	2,258	3,353	1,905	634	722
Depreciation and amortization	14,642	13,227	12,521	3,682	3,473
Interest expense, net	469	25	5,052	159	58

EBITDA	$34,936	$32,936	$26,735	$9,094	$8,792

The following table reconciles cash flow from operating activities to EBITDA for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(in thousands)
Cash flow from operating activities	$29,135	$31,109	$18,885	$16,234	$6,764
Changes in current assets and current liabilities	5,423	2,864	(392)	(7,190)	1,476
Deferred income taxes	(266)	(1,930)	2,536	(67)	172
Other non-cash changes	(2,083)	(2,485)	(1,251)	(676)	(400)
Interest expense, net	469	25	5,052	159	58
Provision for income taxes	2,258	3,353	1,905	634	722

EBITDA	$34,936	$32,936	$26,735	$9,094	$8,792

Average Utilization Rate of our Compressor Packages

We measure the average compressor package utilization rate of our fleet of compressor packages as the average number of compressor packages used to provide service during a particular period, divided by the average number of compressor packages in our fleet during such period. Our management primarily uses this metric to determine our future need for additional compressor packages.

The following table sets forth our historical fleet size and average number of compressor packages being utilized to provide our production enhancement services during the periods indicated and our average utilization rates during those periods.

	Year Ended December 31,			Three Months Ended March 31,
	2013	2012	2011	2014	2013
	(in thousands)
Total compressor packages in fleet (at period end)	3,995	3,743	3,653	4,054	3,843
Total compressor packages in service (at period end)	3,426	3,198	2,941	3,398	3,149
Average number of compressor packages in service (during period) (1)	3,312	3,070	2,826	3,412	3,174
Average compressor package utilization (during period) (2)	85.6%	83.0%	77.4%	84.8%	83.7%

(1)	“Average number of compressor packages in service” for each period shown is determined by calculating an average of two numbers, the first of which is the number of compressor packages being used to provide services at the beginning of the period and the second of which is the number of compressor packages being used to provide services at the end of the period.
(2)	“Average compressor package utilization” for each period shown is determined by dividing the average number of compressor packages in service during such period by the average of two numbers, the first of which is the total number of compressor packages in our fleet at the beginning of such period and the second of which is the total number of compressor packages in our fleet at the end of such period.

Net Increase in Compressor Fleet Size

We define the net increase in our compressor fleet size during a given period of time as the difference between the number of compressor packages we placed into service, less the number of compressor packages we removed from service. Management uses this metric to evaluate our operating performance and specifically the effectiveness of our marketing efforts. Additional information regarding changes in the size of our compressor fleet for the year ended December 31, 2013 and for the three month period ended March 31, 2014, respectively, is provided within the results of operations sections below.

Items Impacting the Comparability of Our Predecessor’s Results of Operations to Our Results of Operations

Results of our operations after the June 20, 2011 completion date of our initial public offering (“IPO”) may not be comparable to the historical results of operations of our Predecessor for the following reasons:

•	A significant majority of our domestic production enhancement services is being performed by our wholly owned subsidiary Compressco Partners Operating, LLC, a Delaware limited liability company (“Operating LLC”), pursuant to contracts that our counsel has concluded generate qualifying income. Our wholly owned subsidiary Compressco Partners Sub, Inc., a Delaware corporation (“Operating Corp”) conducts substantially all of our domestic operations that our counsel has not concluded generate qualifying income, and it pays U.S. federal and state income tax with respect to such operations. We strive to ensure that all new domestic contracts are entered into by Operating LLC and generate qualifying income. Our international compression services operations are conducted primarily through foreign subsidiaries that are subject to local country taxation.

•	The contracts pursuant to which we provide production enhancement services that our counsel has concluded generate qualifying income generally require us to pay related ad valorem taxes and insurance expenses related to the equipment utilized in such services.

•	The results of our Predecessor’s operations include an allocation of certain general and administrative expenses from TETRA. We are charged for certain general and administrative costs in accordance with the Omnibus Agreement, and the amount of such charges reflected in our financial results could vary from the amounts of similar allocations included in our Predecessor’s historical results of operations.

•	The results of our Predecessor’s operations include interest expense associated with revolving credit indebtedness owed to an affiliate of TETRA. Under this indebtedness, which was refinanced in December 2010, our Predecessor could borrow up to $150 million at an interest rate of 7.5% per annum. The outstanding principal balance prior to the completion of the IPO was $145.1 million. We assumed approximately $32.2 million of this indebtedness (as partial consideration for the assets we acquired from TETRA in connection with the IPO), and this $32.2 million balance was repaid in full from the proceeds of the IPO. The balance of this intercompany indebtedness was repaid prior to the IPO.

•	On June 24, 2011, we entered into a credit agreement with JPMorgan Chase Bank, N.A., which was amended on December 4, 2012 and May 14, 2013 (as amended, the “Previous Credit Agreement”) that was subsequently replaced in October 2013 with our existing asset-based revolving credit agreement entered into on October 15, 2013, among us and a syndicate of lenders including JPMorgan Chase Bank, N.A. (the “Existing Credit Agreement”). As of December 31, 2013, we had outstanding borrowings under the Existing Credit Agreement of approximately $30.0 million, and based upon a $67.4 million borrowing capacity, we had $37.0 million available under the Existing Credit Agreement. Borrowings bear interest at a rate equal to three month British Bankers Association LIBOR (adjusted to reflect any required bank reserves) plus a margin of 2.25% per annum. The weighted average interest rate on outstanding borrowings at December 31, 2013, was 2.5625% per annum.

•	We incur additional general and administrative expenses of approximately $2.5 million per year as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to our unitholders, annual financial audits, Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, legal fees, director and executive officer liability insurance costs, and director compensation.

•	Given our partnership structure and cash distribution policy, we distribute all of our “available cash” from “operating surplus” or “capital surplus” (as such terms are defined in our Partnership Agreement) at the end of each quarter.

We are not a restricted subsidiary of TETRA for purposes of TETRA’s credit facility with J.P. Morgan Chase Bank, N.A., as administrative agent (the “TETRA Credit Facility”), or under several series of notes that TETRA has issued pursuant to certain note purchase agreements in April 2006, April 2008, October 2010, and April 2013 (collectively, the “TETRA Senior Notes”). As such, our ability to take certain actions, including incurring indebtedness, granting liens on our assets, and making acquisitions and capital expenditures, will not be restricted by the TETRA Credit Facility and the TETRA Senior Notes.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. We prepared these financial statements in conformity with GAAP. In preparing our consolidated financial statements, we make assumptions, estimates, and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We base these estimates on historical experience, available information, and various other assumptions that we believe are reasonable under the circumstances. We periodically evaluate these estimates and judgments, including those related to potential impairments of long-lived assets (including goodwill), the useful life of long-lived assets, the collectability of accounts receivable, and the allocation of certain parent company administrative costs. These judgments and estimates may change as new events occur, as new information is acquired, and with changes in our operating environment. Actual results are likely to differ from current estimates, and those differences may be material. The following critical accounting policies reflect the most significant judgments and estimates used in the preparation of our financial statements.

Impairment of Long-Lived Assets

We conduct a determination of impairment of long-lived assets periodically whenever indicators of impairment are present. If such indicators are present, the determination of the amount of impairment is based on our judgments as to the future operating cash flows to be generated from these assets throughout their estimated useful lives. If an impairment of a long-lived asset is warranted, we estimate the fair value of the asset based on a present value of these cash flows or the value that could be realized from disposing of the asset in a transaction between market participants. The estimation of future operating cash flows is inherently imprecise, and, if our estimates are materially incorrect, it could result in an overstatement or understatement of our financial position and results of operations. In particular, the oil and natural gas industry is cyclical, and estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have an additional significant impact on the carrying value of these assets and, particularly in periods of prolonged down cycles, may result in impairment charges. Historically, our business has not experienced significant impairments of its long-lived compressor assets, as utilized compressor packages generate cash flows sufficient to support their carrying values. Unutilized assets are well maintained and evaluated on a regular basis. Serviceable compressor packages that are currently unutilized are anticipated to be placed in service in future years as demand increases or as fully depreciated packages in service are replaced. Sales of compressor packages have historically been at selling prices in excess of asset cost. While we have not experienced significant impairments in the past, impairments of our long-lived assets could occur in the future, particularly in the event of a significant and sustained deterioration of natural gas production.

Impairment of Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired in purchase transactions. We perform a goodwill impairment test on an annual basis or whenever indicators of impairment are present. We perform the annual test of goodwill impairment following the fourth quarter of each year. Our annual assessment for goodwill impairment begins with a qualitative assessment of whether it is “more likely than not” that the fair value of our business is less than its carrying value. This qualitative assessment requires the evaluation, based on the weight of evidence, of the significance of all identified events and circumstances. Based on this qualitative assessment, we determined that it was not “more likely than not” that the fair value of our business was less than its carrying values as of December 31, 2013. If the qualitative analysis indicates that it is “more likely than not” that our business’ fair value is less than its carrying value, the resulting goodwill impairment test would consist of a two-step accounting test being performed. The first step of the impairment test, if required, is to compare the estimated fair value with the recorded net book value (including goodwill) of our business. If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill, and the recorded amount is written down to the hypothetical amount, if lower.

Bad Debt Reserves

We calculate reserves for bad debts on a specific identification basis, by estimating whether or not specific accounts receivable will be collected. Such estimates of future collectability may be incorrect, which could result in the recognition of unanticipated bad debt expenses in future periods. A significant portion of our revenues come from oil and natural gas exploration and production companies, and, historically, our estimates of uncollectible receivables have proven reasonably accurate. However, if due to adverse circumstances, certain customers are unable to repay some or all of the amounts owed us, an additional bad debt allowance may be required, and such amount may be material.

Depreciation

Property and equipment are carried at cost. We compute depreciation for financial reporting purposes on the straight-line basis using estimated useful lives and salvage values. Estimates of the useful lives and salvage values of our property and equipment, including our compressor fleet, are inherently imprecise and subject to errors in judgment, particularly due to unexpected operating conditions, quality of materials and components, and changing market conditions. Although our estimates of useful lives and salvage values have proven reasonably accurate in the past, if the actual useful life of property and equipment is less than the estimate used for purposes of computing depreciation expense, we could experience an acceleration in depreciation expense, which could result in a negative impact in our results of operations.

Equity-Based Compensation

Our general partner adopted the Compressco Partners, L.P. 2011 Long Term Incentive Plan, which provides for the granting of restricted units and other equity-based awards. The compensation cost for all equity-based grants under the 2011 Long Term Incentive Plan is based on the grant date fair value estimated in accordance with Accounting Standards Codification 718—“Compensation—Stock Compensation.” We estimate expected pre-vesting forfeitures based on actual historical pre-vesting forfeitures over the most recent periods for the expected term. Prior to the IPO, TETRA made grants to certain of our Predecessor’s employees of stock options and restricted shares of TETRA common stock. Compensation cost associated with such outstanding awards to our Predecessor’s employees was included in the financial statements of our Predecessor. All of these estimates are inherently imprecise and may result in compensation cost being recorded that is materially different from the actual fair value of the awards granted. While the assumptions for volatility and pre-vesting forfeiture rate are updated with each year’s option-valuing process, there have not been significant revisions made in these estimates to date.

Methodologies Used to Allocate Parent Company Administrative Costs

TETRA provides us with centralized corporate functions such as legal, accounting and financial reporting, treasury, insurance administration, claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and other corporate services. Since the IPO, these services are performed pursuant to the Omnibus Agreement. Prior to June 20, 2011, our Predecessor’s financial statements reflected an estimated allocation of the cost of TETRA’s general and administrative costs incurred on our behalf. TETRA employed various allocation methodologies to determine the general and administrative costs incurred by TETRA and recorded in our Predecessor’s financial statements presented herein. The allocation methodologies were based on an estimate by each TETRA corporate function of the time spent on behalf of our business. While the use of incorrect cost allocation estimates could significantly impact the levels of general and administrative expenses of our Predecessor, we believe that the methodologies and estimates used to allocate indirect costs were reasonable. If certain general and administrative expenses were allocated using different methodologies, the results of our Predecessor’s operations could have been significantly different from those presented herein.

Results of Operations

The following data should be read in conjunction with our Consolidated Financial Statements and the associated Notes contained elsewhere in this prospectus supplement.

	Year Ended December 31,			Period-to-Period Change
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
	(In Thousands)
Revenues:
Compression and other services	$112,937	$102,260	$81,979	$10,677	$20,281
Sales of compressors and parts	8,364	6,322	13,200	2,042	(6,878)

Total revenues	121,301	108,582	95,179	12,719	13,403
Cost of revenues:
Cost of compression and other services	63,425	53,818	43,575	9,607	10,243
Cost of compressors and parts sales	4,691	3,682	9,620	1,009	(5,938)

Total cost of revenues	68,116	57,500	53,195	10,616	4,305
Selling, general, and administrative expense	17,467	17,270	14,269	197	3,001
Depreciation and amortization	14,642	13,227	12,521	1,415	706
Interest expense, net	469	25	5,052	444	(5,027)
Other expense, net	782	876	980	(94)	(104)

Income before income taxes	19,825	19,684	9,162	141	10,522
Provision for income taxes	2,258	3,353	1,905	(1,095)	1,448

Net income	$17,567	$16,331	$7,257	$1,236	$9,074

	Percentage of Total Revenues
	Year Ended December 31,			Period-to-Period Change
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Revenues:
Compression and other services	93.1%	94.2%	86.1%	10.4%	24.7%
Sales of compressors and parts	6.9%	5.8%	13.9%	32.3%	(52.1)%

Total revenues	100.0%	100.0%	100.0%	11.7%	14.1%
Cost of revenues:
Cost of compression and other services	52.3%	49.6%	45.8%	17.9%	23.5%
Cost of compressors and parts sales	3.9%	3.4%	10.1%	27.4%	(61.7)%

Total cost of revenues	56.2%	53.0%	55.9%	18.5%	8.1%
Selling, general, and administrative expense	14.4%	15.9%	15.0%	1.1%	21.0%
Depreciation and amortization	12.1%	12.2%	13.2%	10.7%	5.6%
Interest expense, net	0.4%	0.0%	5.3%	1,776.0%	(99.5)%
Other expense, net	0.6%	0.8%	1.0%	(10.7)%	(10.6)%

Income before income taxes	16.3%	18.1%	9.6%	0.7%	114.8%

Net income	14.5%	15.0%	7.6%	7.6%	125.0%

	Three Months Ended March 31,
			Period-to-Period Change	Percentage of Total Revenues		Period-to-Period Change
	2014	2013	2014 vs. 2013	2014	2013	2014 vs. 2013
	(In thousands)
Revenues:
Compression and other services	$27,927	$29,679	$(1,752)	93.7%	96.5%	(5.9)%
Sales of compressors and parts	1,883	1,088	795	6.3%	3.5%	73.1%

Total revenues	$29,810	$30,767	$(957)	100.0%	100.0%	(3.1)%
Cost of revenues:
Cost of compression and other services	$15,154	$17,096	(1,942)	50.8%	55.6%	(11.4)%
Cost of compressors and parts sales	929	617	312	3.1%	2.0%	50.6%

Total cost of revenues	$16,083	$17,713	$(1,630)	54.0%	57.6%	(9.2)%
Selling, general and administrative expense	4,094	4,279	(185)	13.7%	13.9%	(4.3)%
Depreciation and amortization	3,682	3,473	209	12.4%	11.3%	6.0%
Interest (income) expense, net	159	58	101	0.5%	0.2%	174.1%
Other (income) expense, net	539	(17)	556	1.8%	(0.1)%	(3,270.6)%

Income before income taxes	$5,253	$5,261	$(8)	17.6%	17.1%	(0.2)%
Provision for income taxes	634	722	(88)	2.1%	2.3%	(12.2)%

Net income	$4,619	$4,539	$80	15.5%	14.8%	1.8%

Three months ended March 31, 2014 compared to three months ended March 31, 2013

Revenues

Revenues during the first quarter of 2014 decreased compared to the 2013 period due to decreased service revenues. This decrease in service revenues was due to a significant decrease in revenues in Mexico, which was caused by decreased activity by PEMEX, our primary customer in Mexico. In late March 2013, we began to experience a decline in demand in the northern region of Mexico for oil and natural gas services from this customer, and this decline has continued through the current year period. We believe this decline in demand is temporary, however, and we have seen a subsequent modest increase in activity in certain gas producing regions of Mexico that began during late 2013. However, any long-term increase in the levels of Mexico revenues is dependent upon the resumption of activity by PEMEX in the regions in which we operate as well the renewal or extension of certain contracts, or the awarding of new contracts, with PEMEX. Recently the Mexican government implemented an energy industry reform that is designed to allow the government to grant non-Mexican companies the opportunity to enter into contracts and licenses to explore and drill for oil and natural gas in Mexico. Although this reform could result in additional customers for us in Mexico, and a reduction in our dependency on PEMEX, the timing of any impact from this reform is uncertain.

Decreased service revenues in Mexico were partially offset by increased revenues in the U.S., Argentina, and Canada. The increase in U.S. service revenues was primarily due to increased unconventional compression services applications activity, primarily in horizontal resource play reservoirs. This increase in higher priced unconventional services activity have resulted in increased revenues per domestic compressor unit, and we expect the growth in demand for these higher priced unconventional services to continue. In addition, increased natural gas prices in the U.S. and Canada have had a positive impact on demand and pricing for conventional compression services in these markets. We have continued to increase our compressor fleet, both in the U.S. and certain foreign markets, to serve increasing demand for services.

In addition to the increase in consolidated compression and other service revenues, there was an increase of approximately $0.8 million in revenues from sales of compressor packages and parts during the three month ended March 31, 2014, compared to the 2013 period. Although sales of compressor packages are a part of our operations, the level of revenues from sales of compressors is volatile and more difficult to forecast than are our revenues from compression and other services.

Cost of revenues

The decrease in cost of compression and other services during the quarter ended March 31, 2014, compared to 2013 period was due to the decreased service activity in Mexico, where we have reduced headcount, relocated assets, and taken other measures to reduce operating expenses. Consolidated cost of compression and other services as a percentage of consolidated compression and other services revenues decreased to 54.3% during the current year period from 57.6% during the prior year period, despite the decrease in the higher margin Mexico activity. This improvement was due to overall efforts to decrease U.S. and Canada operating costs despite the increase in activity in these regions, and despite the increase in unconventional compression services applications, which have higher operating cost levels.

Cost of compressors and parts sales increased compared to 2012 due to the increased sales discussed above.

Selling, general and administrative expense

Selling, general and administrative expense decreased slightly for the three months ended March 31, 2014, compared to the three months ended March 31, 2014, primarily due to decreased administrative salary and personnel related expenses, including decreased equity compensation expense. These decreases were offset by approximately $0.2 million of increased provision for bad debt.

Depreciation and amortization

Depreciation and amortization expense primarily consists of the depreciation of compressor packages. In addition, it includes the depreciation of other operating equipment and facilities. Depreciation and amortization expense increased primarily as a result of additional compressor packages placed into service as compared to the prior year period.

Interest expense

As of March 31, 2014, our total outstanding borrowing under the Existing Credit Agreement was $32.2 million. We incurred approximately $0.1 million of interest expense in the current year period associated with these borrowings under the Existing Credit Agreement.

Other expense, net

Other expense, net, was $0.5 million during the first quarter of 2014 compared to $0.02 million of income during the prior year period, primarily due to increased charges associated with foreign currency exchange losses.

Provision for income taxes

Our U.S. operations are not subject to U.S. federal income tax other than with respect to the operations that are conducted through our taxable U.S. corporate subsidiary. We also incur state and local income taxes in certain states, and we incur income taxes related to our foreign operations in the foreign countries in which we operate.

2013 Compared to 2012

Revenues

The increase in revenues from compression and other services during 2013 was primarily due to a $9.4 million increase in U.S. and Canada, and reflected an overall increased compressor utilization, as we utilized an average of 3,312 compressor packages to provide services during 2013, compared to an average of 3,070 compressor packages during 2012. Increases in U.S. and Canadian natural gas prices from 2012 positively affected demand for our conventional compression services in those regions during 2013. Average revenues per U.S. and Canadian compressor packages have increased. Such increase per U.S. compressor packages was primarily due to the growth of our higher priced unconventional compression services applications in those regions. The increased demand for our unconventional compression services applications remains largely driven by increased activity primarily in U.S. horizontal resource play reservoirs. Latin America service revenues for 2013 increased $1.1 million as compared to 2012 due to increased demand for compression services in Argentina, and despite decreased activity in Mexico. As a result of budget re-evaluations by PEMEX, in March 2013 we began to experience a decline in the level of activity and revenues in Mexico. We believe this decline in demand is temporary. However, any long-term increase in the levels of Mexico revenues is dependent upon the resolution of the PEMEX budget re-evaluations as well as the renewal or extension of certain of our contracts, or the awarding of new contracts, with PEMEX. Recently the Mexican government implemented an energy industry reform that is designed to allow the government to grant non-Mexican companies the opportunity to enter into contracts and licenses to explore and drill for oil and natural gas in Mexico. Although this reform could result in additional customers for us in Mexico, and a reduction in our dependency on PEMEX, the timing of any impact from this reform is uncertain. Regardless of the impact of this reform, we anticipate that we will continue to be dependent on PEMEX as a significant customer. Issues regarding PEMEX and the status of our contracts with PEMEX are discussed in more detail under “Liquidity and Capital Resources—Cash Flows.” Compression and other services revenues from foreign markets other than Canada and Latin America increased $0.1 million during 2013 compared to 2012.

In addition to the increase in consolidated compression and other service revenues, there was an increase of approximately $2.0 million in revenues from sales of compressor packages and parts during the year ended December 31, 2013, compared to 2012. Although sales of compressor packages are a part of our operations, the level of revenues from sales of compressors is volatile and more difficult to forecast than are our revenues from compression and other services.

Cost of revenues

The increase in consolidated cost of compression and other services during the year ended December 31, 2013 compared to 2012 was primarily due to the increased service activity, particularly in the U.S. and Latin America. Consolidated cost of compression and other services as a percentage of consolidated compression and other services revenues increased to 56.2% during 2013 from 52.6% during 2012. This increase was due to increased equipment maintenance, labor, and fuel costs in the U.S. and due to the decrease in the higher margin Mexico business during 2013 compared to 2012. Costs in the U.S. have also increased due to the increased operating costs in certain of the markets where we provide unconventional compression services applications. We also incurred increased operating expenses during 2013 associated with engine quality improvement initiatives associated with the compressor packages we fabricate. Subsequent to the first quarter of 2013, we took appropriate cost reduction steps overall, particularly in response to the decline in demand for our services in Mexico where we have taken aggressive reductions in headcount and relocated certain compressor equipment assets into the U.S.

Cost of compressors and parts sales increased compared to 2012 due to the increased sales discussed above.

Selling, general, and administrative expense

Selling, general, and administrative expense increased to $17.5 million for the year ended December 31, 2013, from $17.3 million for 2012. As a percentage of consolidated revenues, our selling, general, and administrative expense decreased during the year ended December 31, 2013, to 14.4% compared to 15.9% for 2012. The slight increase in selling, general, and administrative expense levels reflects approximately $0.4 million of increased professional services expenses, primarily legal and consulting costs related to potential acquisition activities. Approximately $1.0 million of increased administrative costs associated with Latin America, primarily due to increased salary expenses and allocated costs, was offset by decreased administrative costs in the U.S. primarily due to efforts to reduce salary related costs.

Depreciation and amortization

Depreciation and amortization expense primarily consists of the depreciation of compressor packages. In addition, it includes the depreciation of other operating equipment and facilities. Depreciation and amortization expense increased primarily as a result of additional compressor packages placed into service as compared to 2012.

Interest expense, net

During the year ended December 31, 2013, we increased the borrowings under our revolving credit facilities from $10.0 million that was borrowed in late 2012 to approximately $30.0 million as of December 31, 2013. We incurred approximately $0.5 million of interest expense in 2013 associated with our borrowings under our revolving credit agreements.

Other expense, net

Other expense, net, decreased by $0.1 million during the year ended December 31, 2013, compared to 2012, primarily due to decreased foreign currency exchange losses.

Income before taxes, provision for income taxes, and net income

Income before taxes for the year ended December 31, 2013, was $19.8 million, compared to $19.7 million for the year ended December 31, 2012, an increase of approximately $0.1 million. As a percentage of consolidated total revenues, income before taxes decreased to 16.3% for the year ended December 31, 2013, compared to 18.1% for 2012. Our U.S. operations are not subject to U.S. federal income tax, other than with respect to the operations that are conducted through our taxable U.S. corporate subsidiary. We also incur state and local income taxes in certain states, and we incur income taxes related to our foreign operations. Our effective tax rate during 2013 decreased compared to 2012 due to decreased earnings by our taxable subsidiaries.

2012 Compared to 2011

Revenues

Revenues from compression and other services increased during 2012, as we utilized an average of 3,070 compressor packages to provide services during the year ended December 31, 2012, compared to an average of 2,826 compressor packages during the year ended December 31, 2011. Latin America service revenues for the year ended December 31, 2012, increased $18.2 million, or 120.4%, due to additional packages in service, primarily in Mexico and Argentina. The decreases in domestic and Canadian natural gas prices during most of 2012 compared to 2011 negatively affected the demand for our conventional compression services during the year ended December 31, 2012. As a result, domestic and Canadian conventional compression services revenues decreased slightly, despite an increase in the numbers of compressor packages in service in those regions. However, stronger domestic demand as a result of increasing natural gas prices towards the end of 2012 resulted in a reduction of this downward pricing pressure. The decrease in domestic and Canadian conventional compression services revenues was more than offset by continued increases in revenues from international markets other than Latin America, particularly the Asia-Pacific region and from our domestic unconventional applications.

The increase in consolidated service revenues was partially offset by a $6.9 million decrease in revenues from sales of compressor packages and parts to $6.3 million during the year ended December 31, 2012, compared to $13.2 million during the year ended December 31, 2011. During 2012, we sold fewer compressor packages compared to 2011, as 2011 included a large order of customized packages. Although sales of compressor packages are a typical part of our operations, the level of revenues from sales of compressors is volatile and more difficult to forecast compared to revenues from compression and other services.

Cost of revenues

Cost of compression and other services increased due to the increased service activity, particularly in Latin America, and included increased fuel, equipment, and field labor costs, consistent with the increased activity level discussed above. Consolidated cost of compression and other services as a percentage of consolidated compression and other services revenues decreased slightly to 52.6% during 2012 from 53.1% during 2011. During 2012, we successfully took steps to reduce many of our operating costs domestically and we continue to look for opportunities for additional cost reductions both domestically and internationally. This decrease in cost of services as a percentage of service revenues was despite the contractually fixed margins on 2012 early production services (“EPS”) work in Argentina performed on TETRA’s behalf, particularly in the fourth quarter. Our domestic cost savings were additionally offset by increased costs related to wage increases, as well as higher fuel prices.

Cost of compressors and parts sales decreased by $5.9 million during the year ended December 31, 2012, to $3.7 million compared to $9.6 million during the year ended December 31, 2011, as a result of decreased domestic compressor sales.

Selling, general, and administrative expense

Selling, general, and administrative expense increased to $17.3 million for the year ended December 31, 2012, from $14.3 million for 2011. As a percentage of consolidated revenues, our selling, general, and administrative expense increased during the year ended December 31, 2012, to 15.9% compared to 15.0% for 2011. The increase in expense for the year ended December 31, 2012, is primarily due to the additional administrative cost of being a public limited partnership following the IPO and consists of increased salary and employee-related expenses associated with increased administrative staff and increased professional fees. Additionally, equity compensation expense increased as a result of increased equity grants during 2012, the impact of a severance agreement, and increased incentive compensation as a result of our favorable overall financial results. These increases were partially offset by a decrease in bad debt expense. Selling, general, and administrative expense following the IPO includes costs charged by TETRA for administrative costs under the Omnibus Agreement.

Depreciation and amortization

Depreciation and amortization expense primarily consists of the depreciation of compressor packages. In addition, depreciation and amortization expense also includes the depreciation of other operating equipment and facilities locations, as well as the amortization of certain intangible assets. Primarily as a result of additional packages placed into service to meet increased demand in Latin America, depreciation and amortization expense increased during the year ended December 31, 2012 compared to 2011.

Interest expense, net

A significant amount of interest expense was reflected in the 2011 results of our Predecessor due to a note payable to an affiliate of TETRA. We assumed approximately $32.2 million of this indebtedness (as partial consideration for the assets that were contributed from TETRA in connection with the IPO), and this $32.2 million balance was repaid in full from the proceeds of the IPO. During the second half of 2012, we borrowed a total of $10.1 million pursuant to our Previous Credit Agreement, and that amount was outstanding as of December 31, 2012. We incurred $80,000 in interest expense during the year ended December 31, 2012 associated with this borrowing.

Other (income) expense

Other expense, net, decreased by $0.1 million during the year ended December 31, 2012, compared to 2011, primarily due to decreased foreign currency exchange net losses in 2012 from currency fluctuations. Foreign exchange losses for the year ended December 31, 2012 primarily relate to our Mexican operations.

Income before taxes, provision for income taxes, and net income

Income before taxes for the year ended December 31, 2012, was $19.7 million, compared to $9.2 million for the year ended December 31, 2011, an increase of $10.5 million. As a percentage of consolidated total revenues, income before taxes increased to 18.1% for the year ended December 31, 2012, compared to 9.6% for 2011. Our operations are not subject to U.S. federal income tax other than with respect to the operations that are conducted through our taxable U.S. corporate subsidiary, resulting in a lower effective tax rate compared to the 2011 operations of our Predecessor. We also incur state and local income taxes in certain states, and we incur income taxes related to our operations in Latin America and Canada.

Liquidity and Capital Resources

Our primary cash requirements are for distributions, working capital requirements, normal operating expenses, and capital expenditures. Our sources of funds are our existing cash balances, cash generated from our operations, long-term and short-term borrowings, and future issuances of equity, which we believe will be sufficient to meet our working capital requirements. We believe that we have sufficient liquid assets, cash flow from operations, and borrowing capacity to meet our financial commitments, debt service obligations, and anticipated capital expenditures. We expect to fund future acquisitions and capital expenditures (excluding business acquisitions) with cash flow generated from operations, funds borrowed under our New Credit Agreement, funds received from the issuance of long-term debt, and the issuance of additional equity. However, we are subject to business and operational risks that could materially adversely affect our cash flows. See “Risk Factors.”

The continued growth in our operations requires significant ongoing capital expenditures and investments in working capital. A significant portion of our 2013 capital expenditures were related to the expansion of our compressor fleet to serve the increasing demand for unconventional compression applications in the U.S. In addition, the growth in Latin America, specifically in Mexico and Argentina, requires increased working capital due to customer budget re-evaluations, related increased receivable collection time, and complexities related to the repatriation of operating cash flows into the U.S. Continued growth of our operations or increased working capital requirements could result in the need for additional borrowings.

On April 21, 2014, the Board declared a cash distribution attributable to the quarter ended March 31, 2014 of $0.4450 per unit. This cash distribution was paid on May 15, 2014, to all unitholders of record as of the close of business on May 1, 2014.

Cash Flows

The following table summarizes our primary sources and uses of cash for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2012	2014	2013
	(in thousands)
Net cash provided by operating activities	$29,135	$31,109	$16,234	$6,764
Net cash used in investing activities	(24,574)	(20,986)	(7,857)	(7,888)
Net cash used in financing activities	(7,976)	(14,682)	(4,964)	(2,410)

Operating Activities

Net cash from operating activities increased by $9.5 million during the three month period ended March 31, 2014 to $16.2 million compared to $6.8 million for the 2013 period. Improvements in the collection of accounts receivable, particularly in Mexico, were partially offset by changes in accounts payable and accrued expenses. Net cash from operating activities decreased by $2.0 million during the year ended December 31, 2013, to $29.1 million compared to $31.1 million in 2012. Improvements in the collection of accounts receivable during 2013 were largely offset by a reduction in accounts payable to TETRA during the year.

Cash provided from our Latin America operations is subject to various uncertainties including the volatility associated with our Mexico and Argentina operations, including interruptions caused by PEMEX budgetary decisions, uncertainties regarding the renewal of our existing customer contracts with PEMEX under their current terms and the possibility that new contracts for such projects could be awarded to our competitors, and other changes in contract arrangements, security concerns, the timing of collection of our receivables from PEMEX, and the repatriation of cash generated by our Argentina operations. During the first quarter of 2014, PEMEX represented 17.5% of our total revenues and during the first quarter of 2013, PEMEX represented 31.6% of total revenues. Revenues in our operations in Mexico are generated under our contracts with PEMEX. Most of our 2014 revenues are derived from four contracts which cover compression services, well monitoring services and automated sand separation services. Approximately 20% of our 2014 revenues are estimated to be derived from our Mexican operations. However, there are no assurances that our future activity levels with PEMEX will approach the levels achieved in the first quarter of 2013 or that we will retain all of our current business with PEMEX. Recently the Mexican government implemented an energy industry reform that is designed to allow the government to grant non-Mexican companies the opportunity to enter into contracts and licenses to explore and drill for oil and natural gas in Mexico. Although this reform could result in additional customers for us in Mexico, and a reduction in our dependency on PEMEX, the timing of any impact from this reform is uncertain.

Investing Activities

Capital expenditures during the three month period ended March 31, 2014, slightly decreased compared to the 2013 period, primarily due to a decrease in the number of compressor packages fabricated or upgraded during the period. During the three months ended March 31, 2014, we also paid in advance approximately $1.9 million toward the purchase of additional SuperJackTM packages being fabricated for us by a third party. This amount is included in “Other Investing Activities” in our consolidated statement of cash flows for the period. Included within current year period capital expenditures were maintenance capital expenditures of $0.2 million.

Capital expenditures during the year ended December 31, 2013, increased by $3.6 million to $24.6 million compared to $21.0 million for 2012, primarily due to an increase in the number of compressor packages manufactured or upgraded during the period. During the fourth quarter of 2013, we purchased eighteen SuperJackTM compressor packages for approximately $3.6 million and subsequently deployed them in gas lift application markets. Also included within this amount of fourth quarter of 2013 capital expenditures are maintenance capital expenditures of $1.0 million. The increase in the number of compressor packages fabricated was primarily due to the increasing demand in the U.S. and Argentina. Compressor packages were also upgraded during 2013 to facilitate the use of such packages in U.S. unconventional compression service applications such as vapor recovery.

Our expansion capital programs in 2014 are focused on increasing our fleet to meet customer needs, and we currently plan to expend up to approximately $34 million on capital expenditures during 2014, excluding the CSI Acquisition and future CSI-related capital expenditures but including approximately $0.6 million of estimated maintenance capital expenditures. We have not yet determined our capital expenditures related to CSI’s business for the remainder of 2014, but as of June 30, 2014, CSI had capital expenditures commitments of approximately $59.6 million.

Financing Activities

Our Partnership Agreement requires that, within 45 days after the end of each quarter, we distribute all of our Available Cash, as defined in our Partnership Agreement, to our unitholders of record on the applicable record date and to our General Partner. During the three month period ended March 31, 2014, we distributed approximately $7.0 million to our unitholders and our general partner. On April 21, 2014, the Board declared a cash distribution attributable to the quarter ended March 31, 2014 of $0.4450 per unit. This cash distribution was paid on May 15, 2014, to all unitholders of record as of the close of business on May 1, 2014. For the year ended December 31, 2013, we distributed approximately $27.0 million to our unitholders and General Partner.

Our sources of funds for liquidity needs are existing cash balances, cash generated from our operations, long-term and short-term borrowings, and future issuances of equity.

Bank Credit Facilities

On June 24, 2011, we entered the Previous Credit Agreement, with a maximum credit commitment of $40.0 million. The maturity date of the Previous Credit Agreement was June 24, 2015. Borrowings under the Previous Credit Agreement bore interest at a rate equal to three month British Bankers Association LIBOR (adjusted to reflect any required bank reserves) plus a margin of 2.25% per annum.

On October 15, 2013, we entered into the Existing Credit Agreement. Under the Existing Credit Agreement, we, along with certain of our subsidiaries, are named as borrowers, and all obligations under the Existing Credit Agreement are guaranteed by all of our existing and future, direct and indirect, domestic subsidiaries. The Existing Credit Agreement includes a maximum credit commitment of $100.0 million that is available for letters of credit (with a sublimit of $20.0 million) and includes an uncommitted $30.0 million expansion feature. The actual maximum credit availability under the Existing Credit Agreement varies from time to time and is determined by calculating the applicable borrowing base, which is based upon applicable percentages of the values of eligible accounts receivable, inventory, and equipment, minus reserves as determined necessary by the administrative agent. As of July 17, 2014, we had a balance outstanding including $0.1 million of letters of credit, under the Existing Credit Agreement of $37.9 million.

The Existing Credit Agreement may be used to fund our working capital needs, letters of credit, capital expenditures and for general partnership purposes, including capital expenditures and potential acquisitions. So long as we are not in default, the Existing Credit Agreement can also be used to fund our quarterly distributions at the option of the Board (provided, that after giving effect to such distributions, we will be in compliance with the financial covenants). The initial borrowings under the Existing Credit Agreement of $24.5 million were used to repay in full all amounts outstanding under the Previous Credit Agreement. Borrowings under the Existing Credit Agreement are subject to the satisfaction of customary conditions, including the absence of a default. The maturity date of the Existing Credit Agreement is October 15, 2017. Borrowings under the Existing Credit

Agreement bear interest at a rate per annum equal to, at our option, either (a) LIBOR (adjusted to reflect any required bank reserves) for an interest period equal to one, two, three or six months (as selected by us) plus a margin of 2.25% per annum or (b) a base rate determined by reference to the highest of (1) the prime rate of interest announced from time to time by JPMorgan Chase Bank, N.A. or (2) LIBOR (adjusted to reflect any required bank reserves) for a one-month interest period on such day plus 2.50% per annum. In addition to paying interest on outstanding principal under the Existing Credit Agreement, we are required to pay a commitment fee in respect of the unutilized commitments thereunder of 0.375% per annum, paid quarterly in arrears. We are also required to pay a customary letter of credit fee equal to the applicable margin on revolving credit LIBOR loans and fronting fees.

The Existing Credit Agreement requires us to maintain a minimum interest coverage ratio (ratio of earnings before interest and taxes to interest) of 4.0 to 1.0 as of the last day of any fiscal quarter, calculated on a trailing four-quarters basis. In addition, the Existing Credit Agreement includes customary negative covenants that, among other things, limit our ability to incur additional debt, incur or permit certain liens to exist, or make certain loans, investments, acquisitions, or other restricted payments. We are in compliance with all of our covenants contained in the Existing Credit Agreement as of December 31, 2013. The Existing Credit Agreement provides that we can make distributions to holders of our common and subordinated units, so long as there is no event of default under the facility.

All obligations under the Existing Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first lien security interest in substantially all of our assets (excluding real property) and the assets of our existing and future, direct and indirect domestic subsidiaries, and all of the capital stock of our existing and future, direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries).

During 2013, we borrowed $19.9 million, and during the six months ended June 30, 2014, we borrowed $5.6 million, each under our revolving credit facilities primarily to fund the expansion and upgrade of our compressor package fleet.

On July 20, 2014, Operating Corp entered into a stock purchase agreement with Warren Equipment Company for the acquisition from Warren Equipment Company (the “CSI Acquisition”) of all of the outstanding capital stock of Compressor Systems, Inc., a Delaware corporation (“CSI”). Concurrently with consummation of the pending CSI Acquisition and this notes offering, we will enter into a new credit agreement (the “New Credit Agreement”) and terminate the Existing Credit Agreement. Under the New Credit Agreement, we will be named the borrower, and all of our obligations under the New Credit Agreement will be guaranteed by all of our existing and future domestic subsidiaries. The New Credit Agreement will include a maximum credit commitment of $400.0 million available for letters of credit (with a sublimit to be determined) and swingline loans (with a sublimit of $60.0 million). After giving effect to the initial borrowings under the New Credit Agreement and other transactions on the closing of this offering, total borrowings under the New Credit Agreement shall be no more than $250.0 million and the remaining availability may not be less than $150.0 million.

The New Credit Agreement may be used to fund, in part, our pending CSI Acquisition, to pay fees and expenses incurred in connection with this offering or our entry into the New Credit Agreement, to repay in full all borrowings outstanding under our Existing Credit Agreement, for our working capital needs and for general partnership purposes. So long as we are not in default, the New Credit Agreement can also be used to fund our quarterly distributions at the option of the Board (provided, that after giving effect to such distributions, we will be in compliance with the financial covenants). Initial borrowings under the New Credit Agreement will be subject to the satisfaction of customary conditions, including among others, the consummation of the CSI Acquisition and the other transactions contemplated for the closing date, the accuracy of certain specified representations and the absence of a default (in the case of additional borrowings beyond the initial borrowings on the closing date). The maturity date of the New Credit Agreement will be the fifth anniversary of the closing of this offering. Borrowings under the New Credit Agreement will bear interest at a rate per annum equal to, at our option, either (a) LIBOR (adjusted to reflect any required bank reserves) for an interest period equal to one, two, three or six months (as selected by us subject to availability) plus a leverage-based margin or (b) a base rate plus a leverage-based margin; such base rate shall be determined by reference to the highest of (1) the prime rate of interest announced from time to time by Bank of America, N.A., (2) the Federal Funds rate plus 0.50% per annum and (3) LIBOR (adjusted to reflect any required bank reserves) for a one-month interest period on such day plus 1.00% per annum. Initially, from the closing date until the delivery of the financial statements for the first full fiscal quarter after closing, LIBOR based loans will have an applicable margin of 2.75% per annum and base rate loans will have an applicable margin of 1.75% per annum; thereafter, the applicable margin will range between 1.75% and 2.50% per annum for LIBOR based loans and 0.75% and 1.50% per annum for base rate loans according to consolidated total leverage ratio when financial statements are delivered. In addition to paying interest on outstanding principal under the New Credit Agreement, we will be required to pay a commitment fee in respect of the unutilized commitments thereunder initially at the rate of 0.50% per annum until the delivery of the financial statements for the first full quarter after the closing date and thereafter at the applicable rate ranging from 0.375% to 0.50% per annum, paid quarterly in arrears based on our consolidated total leverage ratio. We will also be required to pay a customary letter of credit fee equal to the applicable margin on revolving credit LIBOR loans, fronting fees and other fees agreed to with the administrative agent and lenders.

The New Credit Agreement will require us to maintain a minimum consolidated interest coverage ratio (ratio of consolidated EBITDA to consolidated interest charges) of 3.0 to 1.0, a maximum consolidated total leverage ratio (ratio of consolidated total indebtedness to consolidated EBTIDA) of 5.5 to 1.0 (with step-downs to 5.0 to 1.0), and a maximum consolidated secured leverage ratio (consolidated secured indebtedness to consolidated EBITDA) of 4.0 to 1.0, in each case, as of the last day of any fiscal quarter, calculated on a trailing four-quarters basis. In addition, the New Credit Agreement will include customary negative covenants that, among other things, may limit our ability to incur additional debt, incur or permit certain liens to exist, or make certain loans, investments, acquisitions, or other restricted payments. The New Credit Agreement will provide that we can make distributions to holders of our common and subordinated units, so long as there is no default under the facility.

All obligations under the New Credit Agreement and the guarantees of those obligations will be secured, subject to certain exceptions, by a first lien security interest in substantially all of our assets and the assets of our existing and future domestic subsidiaries, and all of the capital stock of our existing and future subsidiaries (limited, in the case of foreign subsidiaries, to 66% of the voting stock of first tier foreign subsidiaries to the extent security over a greater percentage would result in a material tax liability). For further description of the New Credit Agreement, see “Description of Other Indebtedness—New Credit Agreement.”

Off Balance Sheet Arrangements

As of March 31, 2014, we had no “off balance sheet arrangements” that may have a current or future material effect on our consolidated financial condition or results of operations.

Commitments and Contingencies

From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. While the outcome of these lawsuits or other proceedings against us cannot be predicted with certainty, management does not consider it reasonably possible that a loss resulting from such lawsuits or proceedings in excess of any amounts accrued has been incurred that is expected to have a material adverse effect on our financial condition, results of operations or cash flows.

Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and obligations under operating leases. During the first three months of 2014, there were no material changes outside the ordinary course of business in the specified contractual obligations as of December 31, 2013.

During the three month period ended March 31, 2014, we borrowed $2.0 million pursuant to our Existing Credit Agreement, resulting in an aggregate of $32.2 million outstanding. The maturity date for the Existing Credit Agreement is October 15, 2017.

The table below summarizes our contractual cash obligations as of December 31, 2013:

	Payments Due
	Total	2014	2015	2016	2017	2018	Thereafter
	(In thousands)
Long-term debt	$29,959	$—	$—	$—	$29,959	$—	$—
Interest on debt	2,941	768	768	768	637	—	—
Operating leases	350	174	76	18	17	17	48

Total contractual cash obligations	$33,250	$942	$844	$786	$30,613	$17	$48

The table below summarizes our pro forma contractual cash obligations as of December 31, 2013:

	Payments Due
	Total	2014	2015	2016	2017	2018	Thereafter
	(In thousands)
Long-term debt	$511,500	$—	$—	$—	$—	$—	$511,500
Interest on debt	220,225	22,009	29,345	29,345	29,345	29,345	80,836
Operating leases	1,526	734	522	150	55	17	48

Total contractual cash obligations	$733,251	$22,743	$29,867	$29,495	$29,400	$29,362	$592,384

Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) published ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (ASU 2013-11). The amendments in this ASU provide guidance on presentation of unrecognized tax benefits and are expected to reduce diversity in practice and better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU are effective prospectively for interim and annual periods beginning after December 15, 2013, with early adoption and retrospective application permitted. The adoption of this standard did not have a material impact on our consolidated financial statements.

In April 2014, the FASB Issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which modifies the criteria for disposals to quality as discontinued operations and expands related disclosures. The guidance is effective for annual and interim reporting periods beginning after December 15, 2014. We believe that the adoption of this amendment will not have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). ASU No. 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue

Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for our first quarter in fiscal 2017 under either full or modified retrospective adoption. Early application is not permitted. We are currently assessing the potential effects of these changes to our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk.

Commodity Price Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We do not take title to any natural gas in connection with our services and, accordingly, have no direct exposure to fluctuating commodity prices. While we have a significant number of customers who have retained our services through high and low commodity prices, we generally experience less growth and more customer attrition during periods of significantly high or low commodity prices. For a discussion of our indirect exposure to fluctuating natural gas prices, see “Risk Factors—Risks Relating to Our and CSI’s Combined Business.” We depend on domestic and international demand for and production of natural gas, and a reduction in this demand or production could adversely affect the demand or the prices we charge for our services, which could cause our revenue and cash available for distribution to our unitholders to decrease in the future. We do not intend to hedge our indirect exposure to fluctuating commodity prices.

Interest Rate Risk

We have exposure to changes in interest rates on our indebtedness associated with the Existing Credit Agreement. On July 17, 2014, we had a total of $37.9 million of borrowings outstanding under the Existing Credit Agreement. After the CSI Acquisition, we expect to have $201.6 million initially outstanding under the New Credit Agreement. As interest charged on the New Credit Agreement will be based on a variable rate, we will be exposed to floating interest rate risk on outstanding borrowings. Any increase or decrease in the prevailing interest rate will impact our interest expense during periods of indebtedness under the New Credit Agreement. We may use certain derivative instruments to hedge our exposure to variable interest rates in the future, but as of May 12, 2014, we do not have in place any interest rate hedges or forward contracts.

	Expected Maturity Date								Fair Market Value
	2014	2015	2016	2017	2018	2019	There- after	Total
	(In thousands, except percentages)
As of March 31, 2014
Long-term debt:
U.S. dollar variable rate	$—	$—	$—	$32,200	$—	$—	$—	$32,200	$32,200
Weighted average interest rate	—	—	—	2.563%	—	—	—	2.563%	2.563%
Variable to fixed swaps	—	—	—	—	—	—	—	—	—
Fixed pay rate	—	—	—	—	—	—	—	—	—
Variable receive rate	—	—	—	—	—	—	—	—	—

Exchange Rate Risk

We have exposure to changes in foreign exchange rates associated with our operations in Latin America and Canada. Most of our billings under our contracts with PEMEX and other clients in Mexico are denominated in U.S. dollars; however, a large portion of our expenses and costs under those contracts are incurred in Mexican pesos, and we retain cash balances denominated in Mexican pesos. As such, we are exposed to fluctuations in the value of the Mexican peso against the U.S. dollar. As Mexican peso denominated assets are largely offset by

Mexican peso denominated liabilities, a hypothetical increase or decrease in the U.S. dollar-Mexican peso foreign exchange rate by 2.0% would have changed our net income by approximately $56,000 for the year ended December 31, 2013 and a hypothetical increase or decrease in the U.S. dollar-Mexican peso foreign exchange rate of 10.0% would have a $26,000 impact on our net income for the three month period ended March 31, 2014.

In October 2013, we began entering into 30-day foreign currency forward derivative contracts as part of a program designed to mitigate the currency exchange rate risk exposure on selected transactions of certain foreign subsidiaries. As of March 31, 2014, we had the following foreign currency derivative contract outstanding relating to a portion of our foreign operations:

Derivative Contracts	US Dollar Notional Amount	Traded Exchange Rate	Settlement Date
	(In thousands)
Forward purchase Mexican peso	$2,374	13.07	4/15/2014
Forward purchase Canadian dollar	$2,238	1.10	4/15/2014
Forward purchase Argentine peso	$3,173	8.06	4/15/2014

Under this program, we may enter into similar derivative contracts from time to time. Although contracts pursuant to this program will serve as an economic hedge of the cash flow of our currency exchange risk exposure, they will not be formally designated as hedge contracts or qualify for hedge accounting treatment. Accordingly, any change in the fair value of this derivative instrument during a period will be included in the determination of earnings for that period.

The fair value of foreign currency derivative instruments are based on quoted market values as reported to us by our counterparty (a Level 2 measurement). The fair value of our foreign currency derivative instruments as of March 31, 2014, is as follows:

Foreign currency derivative instruments	Balance Sheet Location	Fair Value at March 31, 2014
		(In thousands)
Forward purchase contracts	Current assets	$—
	Current liabilities	(60)

Total		$(60)

None of the foreign currency derivative contracts contain credit risk related contingent features that would require us to post assets or collateral for contracts that are classified as liabilities. During the period ended March 31, 2014, we recognized approximately $500,000 of net gains associated with our foreign currency derivative program, and such amount is included in “Other Income” in the accompanying consolidated statement of operations.

CSI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the purposes of this section only, the term “CSI” refers to Compressor Systems, Inc. and, where applicable, its wholly owned subsidiaries Pump Systems International, Inc. (“PSI”), Rotary Compressor Systems, Inc. (“RCSI”), Compressor Systems Australia Pty Ltd (“CSA”), Compressor Systems de Mexico, S. de R.L. de C.V. (“CSM”) and CSI Compression Holdings, LLC (“CSI Holdings”). For purposes of this section only, the term “Parent” refers to Warren Equipment Company, which owns 100% of the outstanding stock of CSI prior to the consummation of the CSI Acquisition.

The following discussion is intended to analyze major elements of CSI’s consolidated income statement and statements of cash flows. This section should be read in conjunction with CSI’s Consolidated Financial Statements and accompanying Notes included elsewhere in this prospectus supplement.

Statements in the following discussion may include forward-looking statements. These forward-looking statements involve risks and uncertainties. See “Cautionary Statement Regarding Forward Looking Statements,” for additional discussion of these factors and risks.

Business Overview

CSI fabricates, sells, maintains and provides services using, natural gas compressors that cover compression needs throughout the entire natural gas production and transportation cycle to a broad customer base through three primary business lines: service operations, unit sales and aftermarket services.

CSI designs and fabricates natural gas reciprocating and rotary screw compressor units up to 8,000 horsepower for use in its service fleet and for sale to its broad customer base. CSI’s fabrication facilities are located in Midland, Texas. CSI’s products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to major and independent oil and natural gas producing companies as well as midstream and transmission companies. CSI utilizes a geographic business unit operating structure that, in combination with its highly experienced personnel and advanced facilities and monitoring systems, allows CSI to provide dependable products and customer service.

In addition to CSI’s natural gas compressor business, CSI manufactures primarily engine-driven oilfield fluid pump systems through its wholly owned subsidiary PSI. The majority of the pump systems are subsequently sold in the South American, Asian and Middle Eastern markets. During CSI’s fiscal year ended September 30, 2013, PSI’s pump sales accounted for $64 million (or 18%) of CSI’s revenue.

In addition to CSI’s U.S. operations, it has certain international operations and sales, which include the repair and maintenance services for compression, power generation and wellhead hydraulic equipment in Australia through CSI’s wholly owned subsidiary CSA and the sale and service or rental of natural gas compression equipment to the natural gas production, transportation and processing industries in Mexico through CSI’s wholly owned subsidiary, CSM.

Overall, CSI’s total revenues and cost of revenues decreased during the six-month period ended March 31, 2014, compared to the corresponding 2013 period. These decreases are caused by a decrease in Unit Sales revenues associated with a $46.8 million International project during the six months ended March 31, 2013. There was not a project of this nature during the six months ended March 31, 2014. Service Operations revenue increased $6.5 million which is attributable to an increase in Average Horsepower In Service from 654,109-horsepower to 701,397-horsepower for the six months ended March 31, 2013 and March 31, 2014, respectively.

Overall, CSI’s total revenues and cost of revenues decreased during the year ended September 30, 2013, compared to September 30, 2012 which was driven by a decrease in Unit Sales revenue and cost of revenues. However, the gross profits for Unit Sales increased from 13.0% to 15.2% for the years ended September 30, 2012 and September 30, 2013, respectively. During the year ended September 30, 2012, there were numerous orders from one customer to meet increased midstream demands in the overall market which continued at a slower pace during 2013.

How CSI Evaluates its Operations

Average Utilization Rate of CSI’s Compressor Packages

CSI measures the average compressor package utilization rate of its fleet of compressor packages as the average number of compressor packages used to provide service during a particular period, divided by the average number of compressor packages in CSI’s fleet during such period. In addition, a similar analysis is prepared on a horsepower basis. CSI’s management primarily uses this metric to determine CSI’s future need for additional compressor packages.

The following table sets forth CSI’s historical fleet size, average of compressor packages being utilized during the periods indicated and CSI’s average utilization rates during those periods based on both quantity of units and horsepower.

	Year Ended September 30,			Six Months Ended March 31,
	2013	2012	2011	2014	2013
Packages
Total packages in fleet (at period end)	2,200	2,113	1,905	2,207	2,174
Total packages in service (at period end)	1,768	1,759	1,529	1,765	1,718

Average number of packages in service (during period) (1)	1,764	1,644	1,470	1,767	1,739
Average package utilization (during period) (2)	81.8%	81.8%	78.8%	80.2%	81.1%

Horsepower
Total horsepower in fleet (at period end)	835,134	776,730	688,354	845,298	809,311
Total horsepower in service (at period end)	696,218	659,676	544,858	706,576	648,542

Average horsepower in service (during period)	677,947	602,267	521,325	701,397	654,109
Average horsepower utilization (during period)	84.1%	82.2%	77.3%	83.5%	82.5%

(1)	“Average number of packages in service” for each period shown is determined by calculating an average of two numbers, the first of which is the number of compressor packages being used to provide services at the beginning of the period and the second of which is the number of compressor packages being used to provide services at the end of the period.
(2)	“Average package utilization” for each period shown is determined by dividing the average number of compressor packages in service during such period by the average of two numbers, the first of which is the total number of compressor packages in CSI’s fleet at the beginning of such period and the second of which is the total number of compressor packages in CSI’s fleet at the end of such period. The same methodology is used in calculating “Average horsepower utilization.”

Net Increase in Compressor Fleet Size

CSI defines the net increase in its compressor fleet size during a given period of time as the difference between the number of compressor packages manufactured and purchased for the fleet, less the number of compressor packages that were sold from the fleet. CSI’s management uses this metric to evaluate CSI’s operating performance and specifically the effectiveness of CSI’s ability to meet customer needs. Additional information regarding changes in the size of CSI’s compressor fleet for the year ended September 30, 2013 and for the six month period ended March 31, 2014, respectively, is provided within the results of operations sections below.

Critical Accounting Policies and Estimates

This discussion and analysis of CSI’s financial condition and results of operations is based upon CSI’s consolidated financial statements. CSI prepared these financial statements in conformity with GAAP. In preparing CSI’s consolidated financial statements, CSI makes assumptions, estimates, and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. CSI bases these estimates on historical experience, available information, and various other assumptions that CSI believes are reasonable under the circumstances. CSI periodically evaluates these estimates and judgments, including those related to potential impairments of long-lived assets (including goodwill), the useful life of long-lived assets and the collectability of accounts receivable. These judgments and estimates may change as new events occur, as new information is acquired, and with changes in CSI’s operating environment. Actual results are likely to differ from current estimates, and those differences may be material. The following critical accounting policies reflect the most significant judgments and estimates used in the preparation of CSI’s financial statements.

Impairment of Long-Lived Assets

CSI evaluates potential impairment of rental equipment, property, plant and equipment and other long-lived assets on an ongoing basis whenever events or circumstances indicate that carrying amounts may not be recoverable. For the year ended September 30, 2012, there was impairment expense of $2.2 million related to discontinued operations. There were no impairments for the years ended September 30, 2011 and 2013, and for the six months ended March 31, 2014 and 2013. CSI formed CSA in 2010 and CSA began significant operations in July 2011. Since July 2011, CSA has been primarily engaged in the manufacture and sale of power generation equipment and providing repairs and maintenance activities for natural gas compression equipment. In September 2012, CSI decided to discontinue CSA’s manufacturing segment and focus its efforts on repairs and maintenance. In September 2012, CSI estimated a provision for existing costs related to the discontinued manufacturing segment which was reflected in the gain (loss) from discontinued operations. In the year ended September 30, 2012, the provision was adjusted to reflect actual existing costs and the change was reflected in income (loss) from discontinued operations.

Depreciation

Rental equipment, property, plant and equipment are recorded at cost. Depreciation of rental equipment is computed by the straight-line method based upon the estimated useful life of twenty years. Depreciation of property, plant and equipment is computed on a straight-line method based upon estimated useful lives of the respective assets, varying from three to five years for transportation equipment, three to fifteen years for machinery and equipment and fifteen to thirty years for building and improvements. For rental equipment, property, plant and equipment, maintenance, repairs and minor renewals and replacements are charged to expense when incurred and betterments and major renewals and replacements are capitalized.

Stock-Based Compensation

Parent has granted incentive options to purchase shares of its common stock to certain of CSI’s executive officers and key employees. In accordance with FASB ASC 718, Share Based Payments, CSI determines stock-based compensation based on the difference between the stock option exercise price and the related vested underlying common stock buy-sell purchase price determined over the stock option exercise price. CSI recognizes CSI’s proportionate share of its Parent’s FASB ASC 718, Share Based Payments compensation expense. For the years ending September 30, 2013, 2012 and 2011, CSI recognized stock compensation expense of $0.7 million, $1.1 million and $0.7 million, respectively, and for the six months ended March 21, 2014 and 2013, CSI recognized stock compensation expense of $0.4 million and $0.3 million, respectively, which is reflected in CSI’s consolidated financial statements as additional paid in capital contributed by Parent.

Parent established a defined contribution plan (the “Parent Plan”) under Section 401(k) of the Internal Revenue Code. The Parent Plan allows substantially all employees to defer up to 100% (subject to certain limitations) of their income on a pre-tax basis through contributions to the Parent Plan. CSI’s total matching contributions under the Parent Plan were approximately $2.2 million, $2.1 million and $1.4 million for the years ending September 30, 2013, 2012 and 2011, respectively and $1.2 million and $1.3 million for the six months ended March 31, 2014 and 2013, respectively.

Methodologies Used to Allocate Parent Company Administrative Costs

CSI’s affiliate, Warren Administration Company, a wholly owned subsidiary of Parent, provides various shared services for CSI and serves as a clearinghouse for certain of CSI’s expenses that are directly attributable to Parent’s subsidiaries including expenses for employee benefit programs, insurance programs and vehicle fleet managements. For the years ended September 30, 2013, 2012 and 2011 and for the six months ended March 31, 2014 and 2013, CSI’s cost for these services were $23.1 million, $22.1 million, $18.6 million, $13.1 million and $12.5 million, respectively.

Results of Operations

The following data should be read in conjunction with the CSI Consolidated Financial Statements and the associated Notes contained elsewhere in this prospectus supplement.

	Year Ended September 30,
				Period to Period Change	Percentage of Total Revenues			Period to Period Change
	2013	2012	2011	2013 vs. 2012	2013	2012	2011	2013 vs. 2012
	(In thousands)
Revenues
Service Operations	$145,698	$125,979	$106,234	$19,719	42.2%	33.9%	38.3%	15.7%
Unit Sales	144,574	164,406	112,293	(19,832)	41.8	44.3	40.5	(12.1)
Aftermarket Services	55,318	80,889	58,862	(25,571)	16.0	21.8	21.2	(31.6)

Total revenues	345,590	371,274	277,389	(25,684)	100.0	100.0	100.0	(6.9)
Cost of revenues (excluding depreciation expense)
Service Operations	58,483	51,286	42,304	7,197	16.9	13.8	15.3	14.0
Unit Sales	122,643	143,059	93,574	(20,416)	35.5	38.5	33.7	(14.3)
Aftermarket Services	40,494	61,470	45,310	(20,976)	11.7	16.6	16.3	(34.1)

Total cost of revenues	221,620	255,815	181,188	(34,195)	64.1	68.9	65.3	(13.4)
Selling, general and administrative	31,040	37,699	34,296	(6,659)	9.0	10.2	12.4	(17.7)
Depreciation and amortization	36,617	31,114	28,927	5,503	10.6	8.4	10.4	17.7
Interest (expense)	(2,434)	(3,180)	(2,963)	746	(0.7)	(0.9)	(1.1)	(23.5)
Interest and other income	1,994	2,560	1,846	(566)	0.6	0.7	0.7	(22.1)

Income from Continuing Operations before income taxes	55,873	46,026	31,861	9,847	16.2	12.4	11.5	21.4
Provision for income taxes	19,053	15,075	11,437	3,978	5.5	4.1	4.1	26.4

Income from Continuing Operations	$36,820	$30,951	$20,424	$5,869	10.7%	8.3%	7.4%	19.0%

	Six Months Ended March 31,
			Period to Period Change	% of Revenues		Period to Period Change
	2014	2013	2014 vs. 2013	2014	2013	2014 vs. 2013
	(In thousands)
Revenues
Service Operations	$77,853	$71,318	$6,535	47.6%	35.9%	9.2%
Unit Sales	60,813	98,840	(38,027)	37.1	49.8	(38.5)
Aftermarket Services	25,045	28,296	(3,251)	15.3	14.3	(11.5)

Total revenues	163,711	198,454	(34,743)	100.0	100.0	(17.5)
Cost of revenues (excluding depreciation expense)
Service Operations	33,797	27,379	6,418	20.6	13.8	23.4
Unit Sales	52,786	82,503	(29,717)	32.2	41.6	(36.0)
Aftermarket Services	19,243	20,810	(1,567)	11.8	10.5	(7.5)

Total cost of revenues	105,826	130,692	(24,866)	64.6	65.9	(19.0)
Selling, general and administrative	18,223	16,905	1,318	11.1	8.5	7.8
Depreciation and amortization	19,638	17,642	1,996	12.0	8.9	11.3
Interest (expense)	(1,100)	(1,273)	173	(0.7)	(0.6)	(13.6)
Interest and other income	641	1,144	(503)	0.4	0.6	(44.0)

Income from Continuing Operations before income taxes	19,565	33,086	(13,521)	12.0	16.7	(40.9)
Provision for income taxes	7,425	12,604	(5,179)	4.5	6.4	(41.1)

Income from Continuing Operations	$12,140	$20,482	$(8,342)	7.4%	10.3%	(40.7)%

Six months ended March 31, 2014 compared to six months ended March 31, 2013

Revenues

Revenues during the six months ended March 31, 2014 decreased compared to the prior year period due to a decrease in Unit Sales of $38.0 million. During the six months ended March 31, 2013, Unit Sales revenues included a $46.8 million International project. Due to the scope of the project, a concentration of revenue was recognized during the period. While CSI continues to bid on these types of projects, there was not a project of this nature during the six months ended March 31, 2014.

Service Operations revenue increased $6.5 million which is attributable to an increase in Average Horsepower In Service from 654,109-horsepower to 701,397-horsepower for the six months ended March 31, 2013 and March 31, 2014, respectively.

Aftermarket Services revenue decreased $3.3 million due to increased competition. CSI believes this decline is temporary and will improve by broadening the customer base and management of sales initiatives.

Cost of revenues

Cost of revenues during the six months ended March 31, 2014 decreased $24.9 million compared to the prior year period due to the related revenue decrease in Unit Sales an Aftermarket Service. Cost of revenues in Service Operations increased due to increases due to fleet growth and improved utilization. In addition, service operating costs increased due to expansion of labor force in anticipation of continued growth.

Selling, general and administrative expense

Selling, general, and administrative expense increased $1.3 million for the six months ended March 31, 2014, compared to the prior year period. As a percentage of consolidated revenues, CSI’s selling, general, and administrative expense increased during the six months ended March 31, 2013, to 11.1% compared to 8.5% for the year ended September 30, 2012. The increase in selling, general, and administrative expense is due to increases in wages and benefits without a corresponding increase in revenue.

Depreciation and amortization

Depreciation and amortization expense consists of the depreciation of Service Operations fleet and property, plant and equipment. Depreciation and amortization expense increased primarily as a result of additions to Service Operations fleet. Total fleet related capital expenditures for the twelve months ending March 31, 2014 were $73.1 million.

Interest expense

Interest expense was $1.1 million during the six months ended March 31, 2014 compared to $1.3 million during the prior year period, primarily due to a decrease in debt levels from $103.7 million at March 31, 2013 to $95.8 million at March 31, 2014.

Interest and other income

Interest and other income was $0.6 million during the six months ended March 31, 2014 compared to $1.1 million during the prior year period, primarily due to the termination of all Sales-type Leases (“STL”) with customers which had balances of $1.0 million at March 31, 2013 and $0 at March 31, 2014.

Provision for income taxes

Total provision for income tax expense was $7.4 million during the six months ended March 31, 2014 compared to $12.6 million during the prior year period, primarily due to the decrease in Income from Continuing Operations before Income taxes.

2013 Compared to 2012

Revenues

Revenues during the twelve months ended September 30, 2013 decreased $25.7 million compared to the prior year period.

Aftermarket Services revenue decreased $25.6 million from $80.9 million and $55.3 million for the years ended September 30, 2012 and September 30, 2013, respectively. This is a result of a one-time Engineering, Procurement, and Construction (“EPC”) project generating $21.8 million in revenue. There were no EPC projects during the twelve months ended September 30, 2013.

Unit Sales revenue decreased $19.8 million from $164.4 million and $144.6 million for the years ended September 30, 2012 and September 30, 2013, respectively. During the year ended September 30, 2012, there were numerous orders from one customer to meet increased mid-stream demands in the overall market which continued at a slower pace during 2013. Revenue associated with this customer was $83.8 million and $53.5 million for the years ended September 30, 2012 and September 30, 2013, respectively.

Service Operations revenue increased $19.7 million which is attributable to an increase in Average Horsepower In Service from 602,267-horsepower to 677,947-horsepower for the years ended September 30, 2012 and September 30, 2013, respectively.

Cost of revenues

Cost of revenues during the six months ended March 31, 2014 decreased $34.2 million compared to the prior year period due to the related revenue decrease in Unit Sales and Aftermarket Service. Service Operations cost of revenues increased $7.2 million in correlation with increased Service Operations utilized Horsepower.

Selling, general, and administrative expense

Selling, general, and administrative expense decreased to $31.0 million for the year ended September 30, 2013, from $37.7 million for 2012. As a percentage of consolidated revenues, CSI’s selling, general, and administrative expense decreased during the year ended September 30, 2013, to 9.0% compared to 10.2% for the year ended September 30, 2012. The decrease in selling, general, and administrative expense levels reflects an improvement in allocation of direct costs.

Depreciation and amortization

Depreciation and amortization expense consists of the depreciation of Service Operations fleet and property, plant and equipment. Depreciation and amortization expense increased primarily as a result of additions to Service Operations fleet. Total fleet related capital expenditures for the year ended September 30, 2013 were $78.2 million.

Interest expense

Interest expense was $2.4 million during the year ended September 30, 2013 compared to $3.2 million during the year ended September 30, 2012, primarily due to a decrease in debt levels from $105.2 million and $94.3 million at September 30, 2012 and September 30, 2013, respectively.

Interest and other income

Interest and other income was $2.0 million during the year ended September 30, 2013 compared to $2.6 million during the year ended September 30, 2012. The decrease is primarily due primarily due to the termination of STLs with customers which had balances during 2013.

Income before taxes, provision for income taxes, and net income

Income before taxes for the year ended September 30, 2013, was $55.9 million, compared to $46.0 million for the year ended September 30, 2012 which is an increase of approximately $9.9 million. As a percentage of consolidated total revenues, income before taxes increased from 16.2% for the year ended September 30, 2013, compared to 12.4% for the year ended September 30, 2012. CSI’s effective tax rate of 34.1% in 2013 increased compared to 32.8% in 2012 due to an increase in Income from Continuing Operations before Income taxes.

Liquidity and Capital Resources

Cash Flows

The following table summarizes CSI’s primary sources and uses of cash for the periods indicated:

	Year Ended September 30,		Six Months Ended March 31,
	2013	2012	2014	2013
	(in thousands) (unaudited)
Net cash provided by operating activities	$101,390	$75,939	$26,074	$53,875
Net cash used in investing activities	(74,574)	(107,912)	(30,433)	(38,583)
Net cash (used in) provided by financing activities	(24,966)	(32,275)	3,759	(15,594)

Operating Activities

Net cash from operating activities decreased by $27.8 million during the six month period ended March 31, 2014 to $26.1 million compared to $53.9 million for the 2013 period. The decrease primarily relates to the reduction in Deferred tax expense and Other Assets. The Other Asset balance is a receivable collected from Parent in 2013.

Net cash from operating activities increased by approximately $25.5 million during the year ended September 30, 2013, to $101.4 million compared to $75.9 million in 2012. This increase was primarily due to the reduction in Other Assets and assets transferred from Discontinued Operations to Continuing Operations.

Investing Activities

Capital expenditures during the six month period ended March 31, 2014, decreased compared to the 2013 period, primarily due to a lower number of compressor packages manufactured for Service Fleet. Investing Activities include maintenance capital expenditures of $4.3 million at March 31, 2014 and $5.1 million at March 31, 2013.

Capital expenditures during the year ended September 30, 2013, decreased compared to the 2012 period, primarily due to a lower number of compressor packages manufactured for Service Fleet. Investing Activities include maintenance capital expenditures of $9.9 million at September 30, 2013 and $11.9 million at September 30, 2012.

OUR BUSINESS

General

We are a Delaware limited partnership engaged in providing compression-based production enhancement services, which are used in both conventional wellhead compression applications and unconventional compression applications and, in certain circumstances, well monitoring and sand separation services. We provide our services to a broad base of natural gas and oil exploration and production companies operating throughout many of the onshore producing regions of the United States. We also have significant operations in Mexico and Canada and a growing presence in certain countries in South America, Europe, and the Asia-Pacific region.

Over time, oil and natural gas wells exhibit declining pressure and production. Production enhancement technologies are designed to increase daily production and total recoverable reserves. Our Conventional Services are utilized to increase production by lowering wellhead pressure, increasing gas velocity and deliquifying wells and include production enhancement for dry gas wells and liquid-loaded gas wells and BAIS for liquid-loaded gas wells. Our Unconventional Services are utilized primarily in horizontal resource plays and include vapor recovery, gas lift and casing gas system applications. During late 2013, we purchased three-stage compressor packages for use in gas lift services applications. Gas lift involves the use of compression equipment to inject natural gas downhole in order to increase oil and liquids production, primarily in horizontal wells. In certain circumstances, in connection with our primary production enhancement services, we also provide well monitoring and automated sand separation services. While our Conventional Services are primarily utilized with mature gas wells with low formation pressures, they are also effectively utilized on newer gas wells that have experienced significant production declines. Our field services are performed by our highly trained staff of regional service supervisors, optimization specialists and field mechanics. In addition, we design and manufacture most of the compressor packages that we use to provide services and, in certain markets, we sell compressor packages to oil and natural gas operators. Our fleet of compressor packages totaled 4,072 as of June 30, 2014, of which 3,535 packages were in service.

We design and fabricate most of our compressor packages in a manufacturing facility that we own in Oklahoma City, Oklahoma. Our manufacturing facility is currently capable of producing up to 80 new compressor packages per month. Additionally, we lease a facility in Calgary, Alberta, Canada, where we complete the assembly of cold weather GasJack® packages.

We believe that the value, breadth and quality of services that we provide to natural gas and oil producers gives us an advantage over our competitors who primarily provide only equipment and maintenance services without ongoing monitoring and optimization services. Additionally, our Unconventional Services allow us to begin servicing well sites earlier and remain at the well site longer than some of our competitors who provide only conventional wellhead compression services. Our growth strategy includes expanding our existing businesses through internal growth and acquisitions, both domestically and internationally.

Our operations are organized into a single business segment. For financial information regarding our revenues and total assets, see Note L—Geographic Information contained in the Notes to Consolidated Financial Statements in our 2013 Annual Report and included elsewhere in this prospectus supplement.

At the completion of our IPO, TETRA contributed to us substantially all of the business, operations and related assets and liabilities of our Predecessor. As a result of the formation transactions that occurred in connection with the IPO, TETRA has a significant economic interest in us through its ownership of common units, subordinated units and its indirect general partner interest that, as of July 15, 2014, represent an aggregate ownership interest in us of approximately 82%, as well as incentive distribution rights. As of July 15, 2014, common units held by the public represent approximately a 18% ownership interest in us. As of July 15, 2014, after giving effect to the Transactions (based on an assumed issuance of 15,280,000 common units and the purchase by an affiliate of our general partner of 1,391,113 common units of the 15,280,000 common units being offered) and the expected $7.3 million capital contribution by our general partner to maintain its approximate 2.0% general partner interest, TETRA and its affiliates’ aggregate ownership interest in us would have been approximately 47% and the common units held by the public would have represented an approximate 53% ownership interest in us.

A significant majority of our domestic services is performed by our wholly owned subsidiary, Operating LLC, pursuant to contracts that Vinson & Elkins L.L.P., legal counsel, has concluded generate qualifying. We do not pay U.S. federal income taxes on the portion of our business conducted by Operating LLC. Our wholly owned subsidiary, Operating Corp, conducts substantially all of our domestic operations that Vinson & Elkins L.L.P., has not concluded generate qualifying income and Operating Corp pays U.S. federal and state income tax with respect to its income from such operations. We strive to ensure that all new domestic contracts are entered into by Operating LLC and generate qualifying income. We also pay state and local income taxes in certain states and we incur income taxes related to our foreign operations.

We rely on the Board and executive officers to manage our operations and make decisions on our behalf. Our general partner is an indirect, wholly owned subsidiary of TETRA. Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect our general partner or its directors. All of our general partner’s directors are elected by TETRA. Our general partner does not receive any management fee in connection with its management of our business. However, our general partner may receive incentive distributions resulting from holding incentive distribution rights.

Products and Services

Compression Services

Our Conventional Services include production enhancement for dry gas wells and liquid-loaded gas wells and BAIS. BAIS monitor tubing pressure to redirect gas flow into the casing annulus as needed to help gas wells unload liquids that hinder production. Our Unconventional Services include vapor recovery, gas lift and the casing gas systems. In certain circumstances, we also provide ongoing well monitoring services and automated sand separation services in connection with our primary production enhancement services. Our service supervisors and field mechanics also provide lubrication services and maintenance services.

We typically target our Conventional Services toward natural gas wells in our operating regions that produce between 30 thousand and 300 thousand Mcf/d of natural gas and wells that produce less than 50 bpd of fluids (in order to maximize our compressor packages’ ability to separate fluids effectively); however, in some cases we can also provide our services on natural gas wells that produce from 50 to 150 bpd of fluid. We typically target our casing gas systems toward oil producing wells with casing pressures in excess of 40 PSIG.

GasJack® Package Fleet

We utilize our natural gas powered GasJack® packages to provide for both Conventional Services and Unconventional Services. Our GasJack® packages increase gas production by reducing surface tubing pressure, which allows wellbore fluids that can hinder gas flow to be carried to the surface. The fluids are separated from the gas and the fluids-free gas flows into the GasJack® packages, where it is compressed. The compressed gas is then cooled before being sent to the gas sales line. The separated fluids are either stored in an on-site customer-provided tank or injected into the gas sales line for separation downstream.

Our 46-horsepower GasJack® packages are integrated power/compressor packages made from industrial 460-cubic inch, V-8 engines which use natural gas from the well to power one bank of cylinders that, in turn, powers the other bank of cylinders, which provide compression. This configuration is capable of creating vacuum conditions of up to 12 inches of mercury and discharge pressures of up to 450 PSIG.

Our GasJack® packages provide reliable service and, because they are relatively compact and skid-mounted, they are easy to transport to our customers’ well sites. We believe that our GasJack® packages are more fuel-efficient, produce lower emissions and handle variable fluid conditions encountered in natural gas and oil wells more effectively than the higher horsepower screw and reciprocating compressors utilized by many of our competitors. Our compact GasJack® packages allow us to perform wellhead compression, fluids separation and optional gas metering services all from one skid, thereby providing services that otherwise would generally require the use of multiple, more costly pieces of equipment, as is done by many of our competitors. Our cold-weather GasJack® packages are completely enclosed in an insulated and heated building. The enclosure allows us to operate and provide routine maintenance in cold-weather environments.

We design and manufacture our GasJack® packages to meet applicable customer and government regulatory health, safety and environmental requirements. Certain of our GasJack® packages are designed to meet Class 1 Division II electrical classification compliance. GasJack® packages operated in European markets must be “CE-certified.” CE-certified GasJack® packages comply with the requirements of the relevant European health, safety and environmental protection regulations. Our cold weather GasJack® packages are compliant with Canadian safety and environmental regulations. We believe our ability to meet these varying requirements further differentiates us from our competitors and is important to our growing presence in European and Canadian markets.

VJack™ Package Fleet

We utilize our electric VJack™ packages to provide production enhancement services on wells where electric power is available. VJackTM packages are utilized in areas with larger, mature oil fields, such as the Permian Basin in West Texas, the Texas Panhandle and New Mexico, and in environmentally sensitive markets, such as California and typically have a compressor discharge pressure of 125 PSIG. Our 20- and 40-horsepower VJack™ packages provide production uplift with zero engine-driven emissions. We believe the VJack™ packages require significantly less maintenance than natural gas powered compressors. Our VJack™ packages are designed for vapor recovery applications (to capture gas vapors emitted from storage tanks after production and to reduce storage tank pressures) and casing gas system applications on oil wells (to reduce pressures caused by casing head gas in oil wells with pumping packages). Based on GasJack® package technology, the VJack™ packages are capable of full wellbore stream production and can handle up to 50 bpd of liquids on a standard skid package.

Our GasJack® and VJack™ packages are mounted on steel skids (standard compressor packages are on a 4 foot by 12 foot skid and weigh 4,750 pounds, while cold weather packages are on an 8.5 foot by 15.5 foot skid and, including the surrounding enclosure, weigh 12,000 pounds). This allows us to easily and efficiently move the GasJack® and VJack™ packages on semi-trailer trucks, on trailers hauled by standard pickup trucks or by ship. Both our GasJack® and VJack™ compressor packages can be utilized both our Conventional Services and Unconventional Services.

SuperJack™ Package Fleet

We utilize our SuperJack™ packages to provide artificial lift production enhancement services on vertical and horizontal wells with insufficient reservoir pressure. These higher discharge pressure compressor packages, which we first purchased in late 2013, feature three-stage compressors powered by 95-, 145- or 215-horsepower natural gas engines equipped with interstage coolers. These SuperJack™ packages allow us to service the gas lift market, particularly in the liquids-rich resource plays, such as the Eagle Ford, Granite Wash and Woodbine in Oklahoma and Texas. Unlike our GasJack® and VJack™ packages, which we design and fabricate, we purchase SuperJack™ packages from a third party manufacturer.

SuperJack™ packages have an approximate skid weight of 33,000 pounds with an 8 foot by 20 foot footprint. The size and weight of SuperJack™ packages vary slightly depending on the choice of 95-, 145- or

215-horsepower packages, which is the current range of our SuperJack™ fleet. The packages supply continuous gas at a specified pressure and volume. Typically, the compressor discharge pressure is 1200 PSIG with a volume range of 0.500-1.300 million Mcf/d, depending on the required injection volume of the gas lift design.

Compression Services Contract Terms

A significant portion of the compression services we perform are provided under services contracts that Vinson & Elkins L.L.P. has concluded will generate qualifying income that is not subject to federal income taxes. Under our services contracts, we are responsible for providing our services in accordance with the particular specifications of a job. As owner and operator, we are responsible for operating and maintaining the equipment we use to provide our services. Our domestic services contracts typically have an initial term of one month and, unless terminated by us or our customers with 30-days’ notice, continue on a month-to-month basis thereafter. We charge our customers a fixed monthly fee for the services provided under the contract. If the level of services we provide falls below certain contractually-specified percentages, other than as a result of factors beyond our control, our customers are generally entitled to request limited credits against our service fees. To date, these credits have been insignificant as a percentage of revenue.

We generally own the equipment we use to provide services to our customers, and we bear the risk of loss to this equipment to the extent not caused by (i) a breach of certain obligations of the customer, primarily involving the service site and the fuel gas being supplied to us, or (ii) an uncontrolled well condition. Utilizing our ePumper® system, a state-of-the-art SCADA satellite telemetry-based reporting system, we remotely monitor, in real time, whether our services are being continuously provided at domestic customer well sites. The ePumper® system has been instrumental in improving the response time of our field personnel and, consequently, reducing well downtime and increasing production for our customers.

As owner of the equipment, we are obligated to pay ad valorem taxes levied on the equipment and related insurance expenses, and we cannot seek reimbursement for such taxes and expenses from our customers.

Well Monitoring and Automated Sand Separation Services

In certain circumstances, in connection with our primary production enhancement services, we also provide well monitoring services and automated sand separation services. Our well monitoring services consist of testing and evaluating wells to determine how our wellhead compression services are optimizing the production from a well. We utilize well-testing equipment to gather well data that our personnel analyze to determine the expected production uplift that may be achieved by the provision of our wellhead compression services on the well, as well as to determine the optimal way to utilize our wellhead compression services to provide for maximum production uplift. These services allow well operators to make informed decisions about how to maximize the production from a well.

We utilize automated sand separators, which are high-pressure vessels with automated valve operation functions, at the well to remove solids that would otherwise cause abrasive wear damage to production enhancement and other equipment that is installed downstream and inhibit production from the well. The solids removed in this automated process are collected in tanks for later disposal by the operator.

Argentina Early Production Facility Services

We also provide EPS to a customer in Argentina. TETRA paid the costs associated with the preparation and submission of the bid and the engineering, fabrication, installation and mobilization of equipment necessary to provide EPS to this customer. We provide ongoing EPS to the customer through a subcontract with TETRA. We also rent the related equipment from TETRA under a separate rental agreement. Under our agreement with TETRA, TETRA bears all of the risk associated with the EPS customer contract and we net a portion of the revenues generated under the EPS contract. See “Certain Relationships and Related Party Transactions.”

Sales of Compressors and Parts

In certain circumstances, we sell the compressor packages that we fabricate and related parts to customers.

Sources of Raw Materials

The majority of the components we use to fabricate compressor packages are obtained from third-party suppliers, which makes our fabrication process primarily an assembly operation. We are able to hire and train new employees on the assembly processes quickly and without significant training costs. As a result, we believe that we could double the scale of our fabrication operations, if necessary, without requiring a significant increase in capital expenditures.

Some of the components used in our compressor packages are obtained from a single supplier or a limited group of suppliers. Our reliance on these suppliers involves several risks, including a potential inability to obtain an adequate supply of required components in a timely manner. We do not have long-term contracts with these suppliers. If we were to experience unexpected unavailability of these components, we believe that there are adequate alternative suppliers and that any adverse impact would not be material.

Market Overview and Competition

Customers

We provide our production enhancement services to a broad base of natural gas and oil producers throughout most of the onshore producing regions of the United States. We also have significant operations in Mexico and Canada and a growing presence in certain countries in South America, Europe, and the Asia-Pacific region.

While most of our domestic services are performed in the San Juan Basin, Permian Basin, and Mid-Continent region of the United States, we also have a substantial presence in other U.S. producing regions, including the Ark-La-Tex region, North Texas, South Texas, Central and North Rockies, and California. Although we have historically focused on serving customers with production in mature conventional fields, we also service customers in some of the largest and fastest growing unconventional shale fields in the United States, including the Bakken, Barnett, Cotton Valley, Eagle Ford, Fayetteville, Granite Wash, Marcellus, Piceance, Utica, Woodbine, and Woodford basins. We continue to seek opportunities to further expand our operations into other regions. Our service contracts are generally terminable upon 30 days’ notice. We charge a monthly fee for our services under our services contracts and we typically provide a low-cost two-week trial, which allows our customers to confirm the effectiveness of our services prior to entering into a service contract. Although we enter into short-term contracts, many of our largest customers have been with us for over five years. Our five largest customers for the year ended December 31, 2013, were PEMEX, BP, YPF, Anadarko Petroleum Corporation, and Apache Corporation. These five customers accounted for approximately 21.7%, 10.0%, 4.0%, 3.4% and 3.4% of our revenues, respectively, for the year ended December 31, 2013. The loss of any of these customers could have a material adverse effect on our business, results of operations, financial condition, and our ability to make cash distributions to our unitholders.

Competition

The wellhead compression-based production enhancement services business is highly competitive. Primary competition for our production enhancement services business comes from various local and regional companies that utilize packages consisting of a screw compressor with a separate engine driver or a reciprocating compressor with a separate engine driver. Our strategy is to compete on the basis of superior services at prices competitive with these companies. To a lesser extent, we face competition from large national and multinational companies with greater financial resources than ours. While these large companies have traditionally focused on higher-horsepower natural gas gathering and transportation equipment and services and have represented limited competition, one or more of these companies could elect to compete in the wellhead compression-based production enhancement services business segment. In addition, our competitors include plunger lift and other artificial lift service providers and companies engaged in leasing compressors and other equipment.

Many of our competitors attempt to compete on the basis of price. We believe our pricing has proven to be competitive because of the significant increases in the value that results from use of our services, our superior customer service, highly trained field personnel, and the quality of the compressor packages we use to provide our services.

Other Business Matters

Marketing and Distribution

We utilize various marketing strategies to promote our services. Central to our marketing efforts is our emphasis on performing analysis of well data of potential customers. Our engineering staff primarily targets geologic basins with reservoir characteristics they believe will be responsive to our technology and analyzes publicly available production data to identify wells within those basins that they believe could benefit from our production enhancement services. We proactively market to producers in these basins. We believe this strategy of performing well data analyses and approaching producers with targeted solutions increases our marketing and application success rates and further differentiates us from our competitors.

Our marketing representatives attempt to build close working relationships with our existing and potential customers to educate them about our services by scheduling personal visits, hosting and attending tradeshows and conferences, and participating in industry organizations. We often sponsor and make presentations at industry events that are targeted to production managers, compression specialists, and other decision makers. Our marketing representatives also use these marketing opportunities to promote our value-added service initiatives, such as the use of our ePumper® SCADA satellite telemetry-based system, our wellsite optimization program, and our call center.

Backlog

Our backlog is not indicative of our estimated future revenues, because a majority of our services and products either are not provided or sold under long-term contracts or do not require long lead times to procure or deliver.

Employees

As of June 30, 2014, our general partner and certain of our subsidiaries had an aggregate of 297 full-time employees who provide services to conduct our operations. Our general partner’s domestic employees and our employees in Canada are not subject to a collective bargaining agreement. Under the Omnibus Agreement, certain employees of TETRA and its affiliates also provide services to our general partner, us, and our subsidiaries, and we reimburse TETRA for these services. Our employees in Argentina are subject to a collective bargaining agreement. The employees of TETRA who provide services to us in Mexico are subject to numerous collective labor agreements. We believe that our general partner and our applicable subsidiaries have good relations with these employees, and we have not experienced work stoppages in the past.

Proprietary Technology and Trademarks

It is our practice to enter into confidentiality agreements with employees, consultants, and third parties to whom we disclose our confidential and proprietary information. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of our trade secrets and expertise or that others may not independently develop similar trade secrets or expertise. Our management believes, however, that it would require a substantial period of time and substantial resources to independently develop similar know-how or technology.

We sell various products and services under a variety of trademarks and service marks, some of which are registered in the United States.

Health, Safety, and Environmental Affairs Regulations

We are subject to numerous federal, state, and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of human health and the environment. The primary environmental laws that impact our operations in the United States include:

•	the Clean Air Act and comparable state laws, and regulations thereunder, which regulate air emissions;

•	the Clean Water Act and comparable state laws, and regulations thereunder, which regulate the discharge of pollutants into regulated waters, including industrial wastewater discharges and storm water runoff;

•	the Resource Conservation and Recovery Act (“RCRA”) and comparable state laws, and regulations, thereunder, which regulate the management and disposal of solid and hazardous waste; and

•	the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and comparable state laws and regulations thereunder, known more commonly as “Superfund,” which impose liability for the cleanup of releases of hazardous substances in the environment.

Our operations in the United States are also subject to regulation under the Occupational Safety and Health Act (“OSHA”) and comparable state laws, and regulations thereunder, which regulate the protection of the health and safety of workers.

The Clean Air Act and implementing regulations and comparable state laws and regulations regulate emissions of air pollutants from various industrial sources and also impose various monitoring and reporting requirements, including requirements related to emissions from certain stationary engines. These laws and regulations impose limits on the levels of various substances that may be emitted into the atmosphere from our GasJack® and SuperJack™ packages and require us to meet more stringent air emission standards and install new emission control equipment on all of our engines built after July 1, 2008. In addition, the EPA issued regulations in April 2012 that require the reduction of emissions of volatile organic compounds, air toxins and methane, a greenhouse gas, at certain oil and natural gas operations. We are not currently aware of material impacts to our operations associated with these rules.

The EPA has determined that GHGs present an endangerment to public health and the environment because, according to the EPA, they contribute to global warming and climate change. As a result, the EPA has begun to regulate certain sources of greenhouse gases, including air emissions associated with oil and natural gas production particularly as they relate to the hydraulic fracturing of natural gas wells. In addition, the EPA has issued regulations requiring the reporting of greenhouse gas emissions from certain sources which include onshore and offshore oil and natural gas production facilities and onshore oil and natural gas processing, transmission, storage, and distribution facilities. Reporting of greenhouse gas emissions from such facilities is required on an annual basis. The EPA’s rules relating to emissions of greenhouse gases from large stationary sources of emissions are currently subject to a number of legal challenges, but the federal courts have thus far declined to issue any injunctions to prevent the EPA or state environmental agencies from implementing the rules. In addition, in March 2014, the Obama Administration announced a strategy to address methane emissions, including through reduction of methane emissions from the oil and gas industry. Pursuant to the strategy, in April 2014 the EPA released white papers evaluating potentially significant sources of methane, including compressors, as well as possible control technologies. Based on these white papers and public comments, the EPA may develop additional regulations that could be implemented by the end of 2016. At this time we cannot predict the impact of any laws or regulations relating to methane emissions on our equipment, our operations or our customers’ operations, but such laws or regulations could require us to incur material costs, or result in reduced demand for our services. Further, Congress has considered, and almost one-half of the states have adopted, legislation that seeks to control or reduce emissions of greenhouse gases from a wide range of sources.

The Clean Water Act and implementing regulations and comparable state laws and regulations prohibit the discharge of pollutants into regulated waters without a permit and establish limits on the levels of pollutants contained in these discharges. In addition, the Clean Water Act and other comparable laws and regulations regulate storm water discharges associated with industrial activities depending on a facility’s primary standard industrial classification. Our facilities are in compliance with these requirements, as applicable.

RCRA and implementing regulations and similar state laws and regulations address the management and disposal of solid and hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer, and disposal of wastes including, but not limited to, used oil, antifreeze, filters, sludges, and paint, solvents and sandblast materials. The EPA and various state agencies have limited the approved methods of disposal for these types of wastes. We believe we are in substantial compliance with all applicable requirements.

CERCLA and comparable state laws and regulations impose strict, joint, and several liabilities without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner or operator of a disposal site where a hazardous substance release occurred and any company that transported, disposed of, or arranged for the transport or disposal of such hazardous substances released at a site. Under CERCLA, such persons may be liable for costs, including costs for the remediation of the hazardous substances that have been released into the environment, for damages to natural resources, and for certain health studies.

We believe that we have properly disposed of all historical waste streams and that we have no outstanding liability regarding any past waste handling or spill activities; however, there is always the possibility that unidentified past spills and releases or future spills and releases of petroleum hydrocarbons, wastes, or other regulated substances into the environment could cause us to become subject to remediation costs and liabilities under CERCLA, RCRA, or other environmental laws. The costs and liabilities associated with the future imposition of remedial obligations could have the potential for a material adverse effect on our operations or financial position.

We are subject to the requirements of OSHA and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of CERCLA, and similar state statutes require that we maintain and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these requirements and other applicable similar laws.

Our operations outside the U.S. are subject to various foreign governmental laws and regulations relating to the environment, health and safety, and other regulated activities in the countries in which we operate. We believe that our operations are in substantial compliance with existing foreign governmental laws and regulations.

Related Party Agreements

Under our Omnibus Agreement with TETRA, our general partner provides all personnel and services reasonably necessary to manage our operations and conduct our business other than in Mexico and Argentina and certain of TETRA’s Latin American subsidiaries provide personnel and services necessary for the conduct of certain of our Latin American business. In addition, under the Omnibus Agreement, TETRA provides corporate and general and administrative services requested by our general partner including certain legal, accounting and financial reporting, treasury, insurance administration, claims processing and risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit and tax services. Pursuant to the Omnibus Agreement, we reimburse our general partner and TETRA and its subsidiaries for services they provide to us. We may sometimes refer herein to the personnel of our general partner, TETRA, and its subsidiaries who provide services for the conduct of our business as “our personnel” or other similar references.

Under the Omnibus Agreement, we or TETRA may, but neither of us is under any obligation to, perform for the other such production enhancement or other oilfield services on a subcontract basis as are needed or desired by the other, for such periods of time and in such amounts as may be mutually agreed upon by TETRA and our general partner. Any such services are required to be performed on terms that are (i) approved by the Conflicts Committee (as defined herein), (ii) no less favorable to us than those generally being provided to or available from non-affiliated third parties, as determined by our general partner, or (iii) fair and reasonable to us, taking into account the totality of the relationships between TETRA and us (including other transactions that may be particularly favorable or advantageous to us), as determined by our general partner.

Under the Omnibus Agreement, we or TETRA may, but neither of us is under any obligation to, sell, lease, or like-kind exchange to the other such production enhancement or other oilfield services equipment as is needed or desired, in such amounts, upon such conditions, and for such periods of time, as may be mutually agreed upon by TETRA and our general partner. Any such sales, leases, or like-kind exchanges are required to be on terms that are (i) approved by the Conflicts Committee, (ii) no less favorable to us than those generally being provided to or available from non-affiliated third parties, as determined by our general partner, or (iii) fair and reasonable to us, taking into account the totality of the relationships between TETRA and us (including other transactions that may be particularly favorable or advantageous to us), as determined by our general partner. In addition, TETRA may purchase newly fabricated equipment from us at a negotiated price provided that such price may not be less than the sum of the total costs (other than any allocations of general and administrative expenses) incurred by us in fabricating such equipment plus a fixed margin percentage thereof, and TETRA may purchase from us previously fabricated equipment for a price that is not less than the sum of the net book value of such equipment plus a fixed margin percentage thereof, unless otherwise approved by the Conflicts Committee.

The Omnibus Agreement (other than the indemnification obligations contained therein) will terminate upon the earlier to occur of (i) a change of control of the general partner or TETRA or (ii) any party to the Omnibus Agreement providing at least 180 days’ prior written notice of termination to each other party.

In addition to the Omnibus Agreement, we have entered into other operational agreements with TETRA. For a more comprehensive discussion of the Omnibus Agreement and other agreements we have entered into with TETRA, see “Certain Relationships and Related Party Transactions.”

Furthermore, our general partner has informed us that its affiliate is purchasing 1,391,113 common units in this offering pursuant to its preemptive rights. In the event this offering is not consummated for gross proceeds of at least $350.0 million, TETRA has committed to directly or indirectly contribute to our general partner up to $75.0 million of cash pursuant to a contribution agreement if required pursuant to a Debt Commitment Letter to fund the CSI Acquisition, which funds would in turn be used by our general partner to make an equity investment in our common units.

Properties

As of June 30, 2014, we owned one manufacturing facility in Oklahoma City, Oklahoma and we leased a rebuild facility and an executive headquarters facility in Oklahoma, a facility in Calgary, Alberta, Canada, a service facility in California, Mexico, Australia, and Argentina, a sales offices in Oklahoma, Texas, Colorado, Louisiana, California, Ohio, and Canada, one service and sales facility in New Mexico and a number of storage facilities located across the geographic markets we serve. We share offices with TETRA in Lansing, Ohio, Williston, North Dakota, Karnes City, Texas, Argentina, Mexico and Canada. We also utilize one of TETRA’s facilities in Texas as a sales office. Our primary assets include our fleet of compression and other equipment. All obligations under our Existing Credit Agreement are, and all of our obligations under our New Credit Agreement will be, secured by a first-lien security interest in substantially all of our assets, including our equipment fleet, but excluding our real property.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. While the outcome of lawsuits against us cannot be predicted with certainty, management does not consider it reasonably possible that a loss resulting from such lawsuits in excess of any amounts accrued has been incurred that is expected to have a material adverse effect on our financial condition, results of operations, or cash flows.

CSI’S BUSINESS

General

CSI fabricates, sells, maintains and provides services using, natural gas compressors that cover compression needs throughout the entire natural gas production and transportation cycle through three primary business lines: service operations, unit sales and aftermarket services.

CSI designs and fabricates natural gas reciprocating and rotary screw compressor units up to 8,000 horsepower for use in its service fleet and for sale to its broad customer base. CSI’s fabrication facilities are located in Midland, Texas. CSI’s products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to major and independent oil and natural gas producing companies as well as midstream and transmission companies. CSI utilizes a geographic business unit operating structure that, in combination with its highly experienced personnel and advanced facilities and monitoring systems, allows it to provide dependable products and customer service.

In addition to its natural gas compressor business, CSI manufactures primarily engine-driven oilfield fluid pump systems through its wholly owned subsidiary Pump Systems International, Inc. (“PSI”). The majority of the pump systems are subsequently sold in the South American, Asian and Middle Eastern markets. During CSI’s fiscal year ended September 30, 2013, PSI’s pump sales accounted for $64 million (or 18%) of CSI’s revenue.

In addition to its U.S. operations, CSI has certain international operations and sales, which include the repair and maintenance services for compression, power generation and wellhead hydraulic equipment in Australia through its wholly owned subsidiary Compressor Systems Australia Pty Ltd (“CSA”) and the sale and service or rental of gas compression equipment to the gas production, transportation and processing industries in Mexico through its wholly owned subsidiary, Compressor Systems de Mexico, S. de R.L. C.V. (“CSM”).

CSI’s business lines are internally recorded as three business segments; however, for external audit purposes, CSI’s business lines are reported as combined. For financial information regarding CSI’s revenues and total assets, see CSI’s Consolidated Financial Statements and Notes to Consolidated Financial Statements for the year ended September 30, 2013 and included elsewhere in this prospectus supplement.

Following the CSI Acquisition, we plan to enter into, and to conduct substantially all of our new compression service business relating to assets acquired in the acquisition pursuant to, contracts that Vinson & Elkins L.L.P. concludes will generate qualifying income, and such business will be conducted through Operating LLC. Operating Corp and CSI will conduct substantially all of our operations that Vinson & Elkins L.L.P. has not concluded will generate qualifying income, and Operating Corp will pay federal income tax with respect to such operations.

Products and Services

CSI’s revenues and income are derived from three business lines: services operations; unit sales; and aftermarket services.

Service Operations

CSI owns one of the largest fleets of natural gas compression equipment in the United States. This equipment is used to provide operations services that meet its customers’ specific applications and requirements. As of June 30, 2014, CSI’s compression service fleet included 2,223 compressor units with an aggregate of 858,407 horsepower. The size and horsepower of CSI’s compression fleet is summarized in the following table:

Range of Horsepower per Unit	Number of Units	Aggregate Horsepower	% of Horsepower
0 – 100	357	26,719	3%
101 – 200	776	118,904	14%
201 – 500	540	164,815	19%
501 – 800	263	164,961	20%
801 – 1,100	53	54,095	6%
1,101+	234	328,913	38%

Total	2,223	858,407	100%

CSI maintains sale and service offices throughout the geographical regions in which it provides services in order to address customer needs in a timely manner. Ninety-five percent (95%) of CSI’s service fleet is continuously monitored by CSI’s proprietary satellite based telemetry system, which enables comprehensive monitoring to aid in maintenance programs and operating efficiencies for field technicians. During the fiscal year ended September 30, 2013, $146 million (42%) of CSI’s total revenue was generated from its service operations.

Unit Sales

CSI sells natural gas compressor packages for various applications, including: gas gathering systems, gas lift, carbon dioxide injection, wellhead compression, gas storage systems, refrigeration plant compression, gas processing, pressure maintenance, pipeline, vapor recovery, pipeline station optimization, gas transmission, fuel gas boosters and coal bed methane.

CSI also manufactures and sells primarily engine-driven oilfield fluid pump systems through its wholly owned subsidiary, PSI. The pump systems are manufactured at CSI’s 220,000 square feet manufacturing facility in Midland, Texas or outsourced to third-party sites and subsequently sold primarily in the South American, Asian and the Middle Eastern markets. During the fiscal year ended September 30, 2013, $145 million (42%) of CSI’s total revenue was generated from unit sales including pump sales by PSI.

Aftermarket Services

Through its aftermarket services business line, CSI provides a full range of services to support the compression needs of customers who own equipment. The services provided include (1) the sale of parts and components, (2) operation, maintenance, overhaul and reconfiguration services and (3) services provided under turnkey engineering, procurement and construction contracts. CSI has factory-trained sales and support personnel in most of the major oil and natural gas producing basins in the United States to perform these services. During the fiscal year ended September 30, 2013, $55 million (16%) of CSI’s total revenue was generated from aftermarket services.

Fabrication

At its facilities in Midland, Texas, CSI designs, engineers and fabricates a full spectrum of natural gas reciprocating and rotary screw compressor units up to 8,000 horsepower, including both low- to mid-range horsepower field compression equipment and specialty engineered high-horsepower equipment for transmission, storage and processing, to meet industry standard as well as unique customer specifications. CSI internally fabricates skids, pressure vessel and piping systems and joins them with engines, compressors and other components sold by third-party suppliers. The compression units are primarily sold to major and independent oil and natural gas producing companies as well as midstream transmission companies.

CSI, engineers, designs, fabricates and markets high quality rotary screw gas compressor packages with a superior reputation in the industry as indicated by sales to competitive fleets and to end users who have their own compressor packaging capabilities. By incorporating patented process technology with innovative design and state of the art control systems, CSI’s rotary screw compressor packages have gained a reputation as one of the natural gas industry’s most efficient and durable rotary screw compressor units utilized in coal seam gas, low pressure gathering, vapor recovery and refrigeration applications.

Sources of Raw Materials

CSI fabricates compression equipment from components acquired, in part, from third-party suppliers. These components represent a significant portion of the cost of its compressor equipment. While many of its materials and components are available from multiple suppliers at competitive prices, CSI obtains some of the components used in its compressors from a limited group of suppliers. CSI occasionally experiences long lead times for components from suppliers and, therefore, may at times make purchases in anticipation of future orders.

Markets

CSI currently operates in major oil and natural gas producing areas in three countries, including the U.S., Australia and Mexico. In addition, CSI sells compressor and pumps systems manufactured in the U.S. to customers in the South American, Asian and Middle Eastern markets.

U.S. Operations

CSI’s domestic activities for rental operations and aftermarket services are organized by geographical business units, which consist of: Northern Rockies; Southern Rockies; Mid-Continent; Permian Basin; Gulf Coast; and South Texas. The percentage of revenue and gross margin for U.S. operations generated by each of these business units during the fiscal year ended September 30, 2013 is summarized in the following table:

Business Unit	% Revenue	% Gross Profit
South Texas	14.7	22.8
Permian Basin	14.3	18.8
Mid-Continent	11.4	16.8
Southern Rockies	9.0	12.4
Gulf Coast	4.1	6.0
Northern Rockies	3.3	3.3

Total	56.7	80.1

CSI’s domestic equipment sales consist of new and used compressor packages and used compressor package components. CSI’s U.S. equipment sales during the fiscal year ended September 30, 2013 are summarized in the following table:

Business Unit	% Revenue	% Gross Profit
New Equipment	19.1	5.9
Used Equipment	1.8	2.9

Total	81.8	34.9

International Operations

Through its subsidiaries, CSI has operations in Australia and Mexico. For the year ended September 30, 2013, less than 1% of CSI’s revenue was generated by CSA and approximately 2% of its revenue was generated by CSM. For the year ended September 30, 2013, revenue generated by international sales and services, inclusive of PSI, CSA and CSM, was $76.9 million (or 22.3%) of total revenue, with gross profit of $14.6 million (or 11.8%) of total gross profit. Changes in local economic or political conditions could have a material adverse effect on CSI’s business, financial condition, results of operations and cash flows.

Customers

CSI’s customers consist of a wide variety of major and independent oil and natural gas producing companies as well as transmission companies. Key customers include, among others Anadarko Petroleum Corporation, Apache Corp., Cimarex Energy Company, Conoco Phillips Company, DCP Midstream, Devon Energy, Kinder Morgan, Pioneer Natural Resources, PostRock Energy Corp, PGP Operating, Premier Natural Resources, Rosetta Resources and South-East Asia Crude Oil Pipeline Ltd.

For the year ended September 30, 2013, CSI had revenues from DCP Midstream and South-East Asia Crude Oil Pipeline Ltd. representing approximately 17.8% and 13.6% of its total revenues respectively.

Related Party Agreements

CSI’s affiliate, Warren Administration Company (“WAC”), a wholly owned subsidiary of Warren Equipment Company (“WEC”), provides various shared services for all of WEC’s subsidiaries, including CSI. These include legal, human resources, treasury, credit, risk management, tax, air transportation, safety, and environmental services. In addition, WAC serves as a clearinghouse for certain of CSI’s expenses that are directly attributable to WEC’s subsidiaries. These include expenses for employee benefit programs, insurance programs, and vehicle fleet management. These costs are paid by WAC then invoiced to subsidiaries for their specific amount.

CSI uses engines and parts manufactured by Caterpillar Inc. (“Caterpillar”) in its gas compression applications. Some of these parts are sold to CSI by Warren Power & Machinery, Inc., a wholly owned subsidiary of WEC and a participating supplier dealer for Caterpillar (“Warren Cat”). The parties entered into an agreement to address the prices at which Warren Cat will sell these Caterpillar parts to CSI. For the fiscal year ended September 30, 2013, CSI’s purchases from Warren Cat equaled $26.2 million (or 9.84% of total purchases). Ignition Systems & Controls, Inc., another wholly owned subsidiary of WEC, also supplies certain components and provides services to CSI for its fleet equipment and unit sales at market prices. For the fiscal year ended September 30, 2013, CSI’s purchases from Ignition Systems & Controls, Inc. equaled $4.2 million (or 1.6% of total purchases).

After the closing of the pending CSI Acquisition, WAC and WEC will no longer be affiliates of CSI.

Backlog

As of June 30, 2014, CSI had a Unit Sales order backlog of approximately $147.9 million of which $60.2 million is forecast through the year ended September 30, 2014.

Health, Safety and Environmental Regulation

CSI designs, engineers and fabricates a full spectrum of natural gas reciprocating and rotary screw compressor units including units up to 8,000 horsepower. Larger units may be subject to additional regulatory requirements under the Clean Air Act. For example, regulations under the National Emission Standards for Hazardous Air Pollutants (“NESHAPS”) provisions of the Clean Air Act require control of hazardous air pollutants from new and existing stationary reciprocal internal combustion engines. Larger equipment is subject to additional prescribed maintenance practices and catalyst installation may also be required. More recently, the EPA finalized rules that establish new air emission controls under the New Source Performance Standards and NESHAPS for natural gas and natural gas liquids production, processing and transportation activities. These rules establish specific requirements associated with emissions from compressors and controllers at natural gas gathering and boosting stations.

Employees

As of May 31, 2014, CSI and certain of its subsidiaries had an aggregate of 720 full-time employees who provide services to conduct its operations. CSI believes that its relations with its employees are satisfactory.

Properties

As of May 31, 2014, CSI owned seven facilities, including its corporate headquarters and manufacturing facilities in Midland, Texas and six sales/services offices in Williston, North Dakota; Oklahoma City, Oklahoma; Encinal, Texas; Victoria, Texas; Weatherford, Texas; and Vernal, Utah. As of May 31, 2014, CSI leased 27 sales and service facilities, including locations in Brookwood, Alabama; Grand Junction, Colorado; Greeley, Colorado; Lakewood, Colorado; Albuquerque, New Mexico; Carlsbad, New Mexico; Farmington, New Mexico; Raton, New Mexico; Oklahoma City, Oklahoma; Tulsa, Oklahoma; Alice, Texas; Richardson, Texas; Amarillo, Texas; Arlington, Texas; Ft. Stockton, Texas; Houston, Texas (3); Longview, Texas; McAllen, Texas; Perryton, Texas; Sonora, Texas; Zapata, Texas; Casper, Wyoming; Auchenflower, Queensland Australia; Roma, Queensland Australia and Dalby, Queensland, Australia.

CSI’s primary assets include its compression fleet and other equipment.

Legal Proceedings

From time to time, CSI may be involved in litigation relating to claims arising out of its operations in the normal course of business. While the outcome of lawsuits against CSI cannot be predicted with certainty, CSI’s management has informed us that it does not consider it reasonably possible that a loss resulting from such lawsuits in excess of any amounts accrued has been incurred that is expected to have a material adverse effect on CSI’s financial condition, results of operations, or cash flows.

MANAGEMENT

Board of Directors of our General Partner

Our general partner, Compressco Partners GP Inc., is an indirect, wholly owned subsidiary of TETRA and has sole responsibility for conducting our business and managing our operations. The members of the Board oversee our operations. Unitholders are not entitled to elect the members of the Board or directly or indirectly participate in our management or operation. All of the members of the Board are appointed by Compressco, Inc., a wholly owned subsidiary of TETRA, and we do not hold annual unitholder meetings for the election of the Board. References in this section to “Board,” “directors,” “executive officers,” or “officers” refer to the Board, directors, executive officers, and officers of our general partner, unless otherwise indicated.

The Board has adopted Corporate Governance Guidelines that outline important policies and practices regarding our governance and provide a framework for the functioning of the Board and its committees. The Corporate Governance Guidelines and the charters of the Audit Committee of the Board (the “Audit Committee”) and Conflicts Committee of the Board (the “Conflicts Committee”) are available in the Corporate Governance section of the Investor Relations area of our website at www.compressco.com. In addition, the Board and our general partner have adopted a Code of Conduct and a Financial Code of Ethics, copies of which are also available in the Corporate Governance section of the Investor Relations area of our website at www.compressco.com. We will post on our website all waivers to or amendments of our Code of Conduct and Financial Code of Ethics that are required to be disclosed by applicable law or the listing requirements of the NASDAQ. We will provide to our unitholders, without charge, printed copies of the foregoing materials upon written request to Investor Relations, Compressco Partners, L.P., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma, 73102.

The NASDAQ does not require a listed limited partnership like us to have a majority of independent directors on the Board or to establish a compensation committee or a nominating committee. The Board currently consists of six directors, four of whom, Paul D. Coombs, D. Frank Harrison, James R. Larson, and William D. Sullivan, are independent as defined under the listing standards of the NASDAQ.

Directors and Executive Officers

The Board’s directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been appointed. Our executive officers serve at the discretion of the Board. There are no family relationships among any of our directors or executive officers. The following table shows information regarding our current directors and certain executive officers. Directors are appointed for one-year terms.

Name	Age	Position with Compressco Partners GP
Stuart M. Brightman	58	Chairman of the Board of Directors
D. Frank Harrison	66	Independent Director
James R. Larson	64	Independent Director
William D. Sullivan	57	Independent Director
Paul D. Coombs	58	Independent Director
Ronald J. Foster(1)	58	President and Director
James P. Rounsavall	49	Chief Financial Officer, Treasurer and Secretary
Kevin W. Book	40	Vice President of International Operations
Mark L. Corlee	63	Vice President of Field Services
Sheri J. Vanhooser	55	Vice President of Sales and Business Development
Marshall R. Crowe	49	Vice President of Production Operations
Timothy A. Knox(2)	45	President
C. Brad Benge(2)	54	Vice President of Operations
Anthony D. Speer(2)	45	Vice President of Manufacturing

(1)	Upon the consummation of the CSI Acquisition, the Board has approved the appointment of Timothy A. Knox as President of our general partner effective as of the closing date of the CSI Acquisition. Upon the effective appointment of Mr. Knox as President, Mr. Foster will serve as Senior Vice President and Chief Marketing Officer of our general partner.
(2)	Upon the consummation of the CSI Acquisition, we expect to elect this individual to serve as an executive officer of our general partner, effective as of the closing date of the CSI Acquisition, pursuant to an employment agreement. Such individual’s biography is included below.

Stuart M. Brightman has served as Chairman of the Board since May 6, 2014 and has served as a director of our general partner since October 31, 2008. Mr. Brightman has served as TETRA’s president and chief executive officer since May 2009, at which time Mr. Brightman was also elected as a member of TETRA’s board of directors. He served as TETRA’s executive vice president and chief operating officer from April 2005 through May 2009. From April 2004 to April 2005, Mr. Brightman was self-employed. Mr. Brightman served as president of the Dresser Flow Control division of Dresser, Inc. from April 2002 until April 2004. Dresser Flow Control, which manufactures and sells valves, actuators, and other equipment and provides related technology and services for the oil and natural gas industry, had revenues in excess of $400 million in 2004. From November 1998 to April 2002, Mr. Brightman was president of the Americas Operation of the Dresser Valve Division of Dresser, Inc. He served in other capacities during the earlier portion of his career with Dresser, from 1993 to 1998. From 1982 to 1993, Mr. Brightman served in several financial and operational positions with Cameron Iron Works and its successor, Cooper Oil Tools. Mr. Brightman received his B.S. degree from the University of Pennsylvania and his Master of Business Administration degree from the Wharton School of Business.

D. Frank Harrison has served as an independent director of our general partner and as Chairman of the Conflicts Committee and a member of the Audit Committee since April 2012. Mr. Harrison is an owner and the managing partner of Eufaula Energy, LLC, a privately held company that invests in oil and natural gas interests. Mr. Harrison served as chairman of the board of directors (since 2007) and as chief executive officer and a director (since 2005) of Bronco Drilling Company, Inc. until the acquisition of Bronco by Chesapeake Energy in June 2011. Bronco was a publicly traded company that provided contract drilling and well services. From 2002 to 2005, Mr. Harrison served as an agent for the purchase of oil and natural gas properties for entities controlled by Wexford Capital LLC. From 1999 to 2002, Mr. Harrison served as president of Harding and Shelton, Inc., a privately held oil and natural gas exploration, drilling and development firm. Mr. Harrison currently serves on the board of directors of the Oklahoma Independent Petroleum Association. He received his Bachelor of Science degree in Sociology from Oklahoma State University.

James R. Larson has served as an independent director of our general partner and as Chairman of the Audit Committee since July 2011. Mr. Larson has served as a member of the Conflicts Committee since April 2012. Since January 1, 2006, Mr. Larson has been retired.

From September 2005 until January 1, 2006, Mr. Larson served as senior vice president of Anadarko Petroleum Corporation. From December 2003 to September 2005, Mr. Larson served as senior vice president, finance and chief financial officer of Anadarko. From 2002 to 2003, Mr. Larson served as senior vice president, finance of Anadarko where he oversaw treasury, investor relations, internal audits and acquisitions and divestitures. From 1995 to 2002, Mr. Larson served as vice president and controller of Anadarko where he was responsible for accounting, financial reporting, budgeting, forecasting, and tax. Prior to that, he held various tax and financial positions within Anadarko after joining the company in 1981. Mr. Larson is a current member of the American Institute of Certified Public Accountants, Financial Executives International, and the Tax Executives Institute. Mr. Larson also serves on the Board of EV Management, LLC, general partner of EV Energy GP, L.P., which is the general partner of EV Energy Partners, L.P., a Houston-based publicly traded limited partnership engaged in acquiring, producing, and developing oil and natural gas properties. He received his BBA degree in business from the University of Iowa.

William D. Sullivan is an independent director of our general partner and has served as a member of the Audit Committee since July 2011. Mr. Sullivan has served as a member of TETRA’s board of directors since August 2007. Mr. Sullivan currently serves on TETRA’s nominating and corporate governance and management and compensation committees. Mr. Sullivan is the non-executive chairman of the board of directors of SM Energy Company, a publicly traded exploration and production company. Mr. Sullivan is also a director and serves on the audit, nominating and corporate governance and conflicts, and compensation committees of Legacy Reserves GP, LLC, the general partner of Legacy Reserves, LP, a publicly traded limited partnership holding oil and natural gas producing assets. Mr. Sullivan is a director and serves on the conflicts and audit committees of Targa Resources Partners GP, LLC, the general partner of Targa Resources Partners LP, a publicly traded limited partnership focused on midstream gas gathering, processing, liquids fractionation, and transportation. From 1981 through August 2003, Mr. Sullivan was employed in various capacities by Anadarko Petroleum Corporation, most recently as executive vice president, exploration and production. Mr. Sullivan has been retired since August 2004. Mr. Sullivan received his B.S. degree in Mechanical Engineering from Texas A&M University.

Paul D. Coombs has served as an independent director of our general partner since May 6, 2014 and has served as a member of the board of directors of TETRA, the indirect owner of our General Partner, since June 1994. Mr. Coombs has served as a member of the nominating and corporate governance committee of TETRA’s board of directors since July 2012. From April 2005 until his retirement in June 2007, Mr. Coombs served as TETRA’s Executive Vice President of Strategic Initiatives, and from May 2001 to April 2005, as TETRA’s Executive Vice President and Chief Operating Officer. From January 1994 to May 2001, Mr. Coombs served as TETRA’s Executive Vice President—Oil & Gas, from 1987 to 1994 he served as Senior Vice President—Oil & Gas, and from 1985 to 1987, as TETRA’s General Manager—Oil & Gas. Mr. Coombs is presently a director and serves on the audit and corporate governance committees of the board of directors of Balchem Corporation, a public company that is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Ronald J. Foster has served as President and a director of our general partner since October 31, 2008. Mr. Foster served as President and a director of Compressco, Inc. from October 1, 2008 until October 1, 2012. From August 2002 to September 2008, Mr. Foster served as Senior Vice President of Sales and Marketing of Compressco, Inc. Mr. Foster has over 30 years of energy-related work experience that includes positions with Wood Group, Halliburton and Dresser. He is an active member of several regional industry trade organizations, including the American Petroleum Institute, the Society of Petroleum Engineers and the Oklahoma Independent Petroleum Association. Mr. Foster attended Oklahoma State University, earning a B.S. degree in Economics.

James P. Rounsavall has served as Chief Financial Officer of our general partner since April 2012. Mr. Rounsavall served as Chief Financial Officer of Compressco, Inc. from April 2012 until October 1, 2012. From July 2011 through April 2012, Mr. Rounsavall served as Controller of our general partner and Controller of Compressco, Inc. From June 2008 until July 2011, Mr. Rounsavall served as the controller and in various other roles for Mustang Engineering, a global provider of engineering and construction services supporting the oilfield, chemical, process, and industrial industries. From March 2008 until June 2008, Mr. Rounsavall provided consulting services. From March 2006 until March 2008, Mr. Rounsavall served as regional controller, and later as regional vice president of finance of Worley Parsons Corporation, a global provider of engineering and professional services. From 1998 until 2006, Mr. Rounsavall served in various roles with Halliburton Company, ultimately serving as controller, U.S. Western area. Prior to that Mr. Rounsavall was with Weatherford Enterra and Ernst & Young. Mr. Rounsavall received a Bachelor of Accountancy from the University of Houston and a Bachelor of Science in Business Administration from the University of Arkansas. Mr. Rounsavall is a Certified Public Accountant.

Kevin W. Book has served as Vice President of International Operations of our general partner since October 31, 2008 and also served as Vice President—International Operations of Compressco, Inc. from May 2008 until October 1, 2012. Mr. Book joined Compressco, Inc. in 2001 and served a significant role in establishing and growing Compressco Canada, Inc., from its inception to its current level of activity. In May

2008 Mr. Book was promoted to Vice President—International Operations of Compressco, Inc. from Vice President—Canada. Mr. Book has over eleven years of experience in the oil and natural gas industry. Mr. Book holds a B.S. degree in Petroleum Engineering with Special Distinction from the University of Oklahoma, and a B.S. degree in Mathematics with Distinction from the University of Alberta.

Mark L. Corlee has served as Vice President of Field Services of our general partner since January 12, 2014. Mr. Corlee joined Compressco Partners in July 2013 as head of field services. Mr. Corlee served in senior management level positions with UE Powertrain from October 2004 until April 2012, including as director of business development from October 2004 through March 2008, as vice president from March 2008 through June 2009, and as president from June 2009 through April 2012. Mr. Corlee has over 30 years of experience in service, sales, manufacturing, and design of rotating equipment for the oil and natural gas industry. Mr. Corlee received a BBA degree from Southwestern Oklahoma State University.

Sheri J. Vanhooser has served as Vice President of Sales and Business Development of our general partner since May 2013 and prior to that time as Vice President of Marketing and Business Development of our general partner since October 15, 2010. Ms. Vanhooser also served as Vice President of Marketing and Business Development for Compressco (from March 2010) and prior to that time, as Vice President of Marketing Development of Compresso (since July 2008). From July 2007 through July 2008, Ms. Vanhooser served as a Senior Marketing Analyst for Compressco. From January 2007 to July 2007, Ms. Vanhooser operated her own consulting company, Superior Energy Solutions, where she provided consulting services to various companies in the natural gas industry in regard to fleet engine and fueling solutions as well as EPA regulatory guidance. From 1993 to January 2007, Ms. Vanhooser served as President of DRV Energy, an EPA small volume manufacturer/converter of vehicles to natural gas and propane. Ms. Vanhooser has over 18 years of experience in operations, sales marketing and service in the oil and gas industry. Ms. Vanhooser received her BS degree in Biology/General Physical Science from Oklahoma Christian University.

Marshall R. Crowe has served as Vice President of Production Operations of our general partner since March 26, 2014. Mr. Crowe served as General Manager at Taylor Corporation, one of the largest privately held manufacturing companies in the US, from August 2006 until February 2014. Mr. Crowe was instrumental in streamlining operations across various plants and platforms through the use of Lean Manufacturing techniques, operational effectiveness, and his ability to develop highly performing teams. From August 2002 until August 2006 Mr. Crowe served as General Manager at BeAed Corporation operating within multiple plants to improve performance and reduce manufacturing expenses. Mr. Crowe has over 26 years in the manufacturing industry involving many product lines and methods of manufacturing. Mr. Crowe studied at Texas State University and holds numerous industry specific technical and mechanical certifications.

Timothy A. Knox will serve as President of our general partner effective as of the closing date of our pending CSI Acquisition. Mr. Knox has served as President and Chief Operating Officer of CSI since September 2010. Prior to that, Mr. Knox was Senior Vice President of CSI from August 2009 to September 2010. Mr. Knox served as VP – Engineering and Manufacturing of CSI from December 2004 to August 2009. Mr. Knox joined CSI as a Regional Account Manager and a Mid-Continent Business Unit Manager in 1996 and served in those roles until 2004. From 1991 to 1996, Mr. Knox served in multiple roles for Dresser-Rand Compression Services including; applications, project engineering, project management and sales. Mr. Knox has 23 years of industry experience, including 17 years with CSI. He received his Bachelor of Science in Mechanical Engineering from the University of Oklahoma in 1990 and an MBA from Oklahoma State University in 1999.

C. Brad Benge will serve as Vice President of Operations of our general partner effective as of the closing date of our pending CSI Acquisition. Mr. Benge has served as VP of Compression Services of CSI since September 2010. From September 2009 to September 2010, Mr. Benge served as VP of Eastern Region Compression Services of CSI. Mr. Benge joined CSI in February 2008 and served as Project Manager until September 2009. From 1984 to 2007, Mr. Benge served in multiple roles at Exterran including; VP of

Operations, multiple mergers and acquisitions positions and various supervisory positions. Mr. Benge began his career in 1979 as a natural gas compressor and engine mechanic for Halliburton in Central Texas. Mr. Benge has 35 years of industry experience, including 6 years with CSI. He attended Tarleton State University.

Anthony D. Speer will serve as Vice President of Manufacturing of our general partner effective as of the closing date of our pending CSI Acquisition. Mr. Speer has served as Vice President of Manufacturing and Supply Chain of CSI since January 2014. Since joining CSI in April 2006, Mr. Speer has progressed through various roles including; Director-Manufacturing, Director-Engineering and Manufacturing and Vice President of Engineering and Manufacturing. From 1991 to 2006, Mr. Speer worked for Halliburton. He served for three years as a Manufacturing Engineer for Halliburton and was nominated to participate in the Halliburton Management Program. After graduating from this program in 1996, he served in various leadership roles within Halliburton’s manufacturing organization. He began as a Shop Supervisor and eventually served as a Plant Manager. Mr. Speer holds a Bachelor of Science in Industrial Engineering from Texas A&M University and currently serves as a member of the Advisory Board for the Gas Compressor Association.

CASH DISTRIBUTIONS

Our common units are traded on the NASDAQ Global Market under the symbol “GSJK.” As of July 17, 2014, we had 9,296,144 common units outstanding, and there were approximately 54 holders of record of our common units.

Cash distributions presented below represent amounts declared subsequent to each respective quarter end based on the results of that quarter. For each period declared, an identical cash distribution was paid on all outstanding units, with the minimum quarterly distribution being met for such period. The last reported sales price of the common units on the NASDAQ Global Market on July 24, 2014 was $23.70.

	Cash Distribution Per Common Unit (1)
2012:
First quarter	$0.3875
Second quarter	0.3875
Third quarter	0.3975
Fourth quarter	0.4200
2013:
First quarter	$0.4250
Second quarter	0.4250
Third quarter	0.4300
Fourth quarter	0.4375
2014:
First quarter	$0.4450
Second quarter	N/A	(2)
Third quarter	N/A	(3)

(1)	Represents cash distributions attributable to the quarter and paid in the following calendar quarter.
(2)	On July 11, 2014, we declared a cash distribution for the quarter ended June 30, 2014 of $0.4525 per outstanding unit to unitholders of record on July 21, 2014. This cash distribution will be paid on August 15, 2014, to all unitholders of record as of the close of business on July 21, 2014. Because this offering is expected to close on July 30, 2014, purchasers in this offering will not be entitled to receive the August 15, 2014 distribution.
(3)	We expect to declare and pay a cash distribution for the third quarter of 2014 within 45 days following September 30, 2014.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. Although this section updates information related to certain tax considerations, it should be read in conjunction with “Material U.S. Federal Income Tax Consequences” in the accompanying base prospectus discussing the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units and “Risk Factors—Tax Risks to Common Unitholders” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the period ending December 31, 2016, then you will be allocated, on a cumulative basis, a net amount of federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make the current quarterly distributions to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions.

These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will correspond with actual results. The actual ratio of taxable income to distributions could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make quarterly distributions at the current level on all units, yet we only distribute the current quarterly distribution amount on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for deprecation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” in the accompanying base prospectus.

Tax-Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and non-U.S. investors raises issues unique to such persons. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Entities and Other Investors” in the accompanying base prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Transactions

Review, Approval or Ratification of Transactions with Related Persons

The related person transactions in which we engaged in 2013 and the first quarter of 2014 were typically of a recurring, ordinary course nature, were previously made known to the Board, and generally were of the sort contemplated by the Omnibus Agreement and other related party agreements entered into in connection with our IPO. We do not have formal, specified policies for the review, approval or ratification of transactions required to be reported under paragraph (a) of Regulation S-K Item 404. However, because related person transactions may result in potential conflicts of interest among management and board-level decision makers, our Partnership Agreement does set forth procedures that the general partner may utilize in connection with resolutions of potential conflicts of interest, including the referral of such matters to an independent conflicts committee for its review and approval or disapproval of such matters.

The Conflicts Committee is currently composed of two directors of the Board, each of whom has been deemed by the Board to meet the independence standards established under the Partnership Agreement. The purposes of the Conflicts Committee are to carry out certain duties set forth in our Partnership Agreement and the Omnibus Agreement, and to carry our any other duties delegated by the Board that involve or relate to conflicts of interest between us and TETRA, including its operating subsidiaries. The Conflicts Committee has sole authority to retain and terminate any consultants, attorneys, independent accountants or other service providers to assist it in the evaluation of conflicts matters.

The Conflicts Committee is charged with acting on an informed basis, in good faith and with an honest belief that any action taken by the committee is in our best interests. In taking any such action, including the resolution of a conflict of interest, the Conflicts Committee will be authorized to consider any factors it determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

Transactions with Related Persons

During the three months ended March 31, 2014, we made payments to Curtis 1000, a provider of marketing, human resources and safety services, of approximately $26,000. During the twelve months ended December 31, 2013, we made payments to Curtis1000 of approximately $30,000. The sales representative of Curtis1000 responsible for our business is the wife of Ronald J. Foster, the President of our general partner. We believe the costs of the services provided by Curtis1000 are comparable to the costs that would be charged by an unaffiliated third party.

Transactions with our General Partner and its Affiliates

As of July 15, 2014, TETRA and certain of its subsidiaries, including our general partner, owned 6,427,257 common units and 6,273,970 subordinated units, which together constitute an approximate 80% limited partner interest in us, and an approximate 2% general partner interest in us. TETRA is, therefore, a “related person” to us as such term is defined by the SEC. As of July 15, 2014, after giving effect to the Transactions and the expected $7.3 million contribution by our general partner to maintain its approximate 2.0% general partner interest, TETRA and certain of its subsidiaries, including our general partner, would have owned 7,818,370 common units and 6,273,970 subordinated units, which together would have constituted an approximate 45% limited partner interest in us, and an approximate 2% general partner interest in us.

Distributions and Payments to the General Partner and its Affiliates

We will generally make cash distributions 98% to unitholders on a pro rata basis, including our general partner and certain subsidiaries of TETRA, as the holders of a substantial number of our units, and approximately 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions in respect of our incentive distribution rights up to 48% of the distributions above the highest target distribution level.

For the year ended December 31, 2013, we paid aggregate distributions of approximately $10.9 million on our common units, $10.7 million on our subordinated units and $0.5 million on our general partner interest to TETRA and our general partner. On February 14, 2014, we paid a quarterly distribution with respect to the period from October 1, 2013 through December 31, 2013 of approximately $2.8 million on our common units, $2.7 million on our subordinated units and $0.1 million on our general partner interest to TETRA and our general partner. On May 15, 2014, we paid a quarterly distribution with respect to the period from January 1, 2014 through March 31, 2014 of approximately $2.8 million on our common units, $2.7 million on our subordinated units and $0.1 million on our general partner interest to TETRA and our general partner. On July 11, 2014, the Board declared a cash distribution attributable to the quarter ended June 30, 2014 of $0.4525 per outstanding unit, or $1.81 per outstanding unit on an annualized basis. This amount is an increase of $0.0075 per outstanding unit over the previous distribution of $0.445, and an increase of $0.0275 per outstanding unit over the distribution of $0.425 attributable to the second quarter of 2013. This cash distribution will be paid on August 15, 2014, to all unitholders of record as of the close of business on July 21, 2014. Because this offering is expected to close on July 30, 2014, purchasers in this offering will not be entitled to receive the August 15, 2014 distribution.

Contribution Agreement

In connection with the closing of the IPO, we entered into a contribution, conveyance and assumption agreement with TETRA, our general partner, Compressco, and TETRA International, each of which is a wholly owned subsidiary of TETRA (the “Contribution Agreement”). The Contribution Agreement provided for a series of conveyances, contributions and distributions by the various parties to the Contribution Agreement of substantially all of the business, operations and related assets and liabilities of our Predecessor including, among others, the following transactions:

•	Our general partner contributed to us, as a capital contribution, (a) all of the equity securities of Compressco Field Services, Inc.’s (“CFSI”) operating subsidiaries, which were contributed to the general partner pursuant to the Contribution Agreement, and (b) the business conducted by CFSI and its operating subsidiaries, together with related assets and liabilities, which were contributed to the general partner pursuant to the Contribution Agreement, in exchange for (i) a 2.0% general partner interest in us, (ii) all of our incentive distribution rights, (iii) 5,303,546 common units, (iv) 5,521,094 subordinated units, and (v) the right to receive up to 400,500 additional common units if such common units were not purchased by the underwriters of the IPO within 30 days of the IPO.

•	TETRA International contributed to us (a) all of TETRA International’s equity interests in two of its operating subsidiaries, and (b) certain equipment of TETRA International, in exchange for (i) 723,211 common units, and (ii) 752,876 subordinated units.

•	We assumed and repaid $32.2 million of intercompany indebtedness using a portion of the proceeds generated by the IPO.

•	We used approximately $8.1 million of the proceeds from the IPO to reimburse TETRA for certain expenses incurred in connection with the IPO.

Omnibus Agreement

Our ongoing relationship with TETRA and our general partner is governed by the Omnibus Agreement. Pursuant to the terms of the Omnibus Agreement, TETRA and our general partner are reimbursed for direct costs incurred in operating and maintaining our business and allocated expenses for personnel who perform corporate, general and administrative services on our behalf. TETRA and our general partner do not receive any management fee or other compensation for management of us. The Omnibus Agreement (other than the indemnification obligations described under “Indemnification for Environmental and Related Liabilities,” below) will terminate upon the earlier to occur of (i) a change in control of TETRA or our general partner, or (ii) any party to the Omnibus Agreement providing at least 180 days’ prior written notice of termination to each other party.

Subcontract Services

Under the Omnibus Agreement, we or TETRA and our general partner may, but neither is under any obligation to, perform for the other such production enhancement or other oilfield services on a subcontract basis as are needed or desired by the entity retaining such services, for such periods of time and in such amounts as may be mutually agreed upon by us and TETRA and our general partner. Any such services are required to be performed on terms that are either (i) approved by the Conflicts Committee, (ii) no less favorable to us than those generally being provided to or available from non-affiliated third parties, as determined by our general partner, or (iii) fair and reasonable to us, taking into account the totality of the relationships between us and TETRA, as determined by our general partner. For the three months ended March 31, 2014 and the year ended, December 31, 2013, in connection with our operations in Argentina, a subsidiary of TETRA provided services to a subsidiary of ours on a subcontract basis for approximately $0.2 million and $0.5 million, respectively.

Sales, Leases or Exchanges of Equipment

Under the Omnibus Agreement, we or TETRA and our general partner may, but neither is under any obligation to, sell, lease or like-kind exchange to the other such production enhancement or other oilfield services equipment as is needed or desired by the acquiring entity to meet its production enhancement or other oilfield services obligations, in such amounts, in such conditions and for such periods of time as may be mutually agreed upon by us and our general partner. Any such sales, leases or in-kind exchanges are required to be on terms that are either (i) approved by the Conflicts Committee, (ii) no less favorable to us than those generally being provided to or available from non-affiliated third parties, as determined by our general partner, or (iii) fair and reasonable to us, taking into account the totality of the relationships between us and TETRA, as determined by our general partner. In addition, unless otherwise approved by the Conflicts Committee, TETRA may purchase newly fabricated equipment from us, but only for a price not less than the sum of the total costs (other than any allocations of general and administrative expenses) incurred by us in manufacturing such equipment plus a fixed margin percentage thereof, and TETRA may purchase from us previously fabricated equipment for a price that is not less than the sum of the net book value of such equipment plus a fixed margin percentage thereof.

For the three months ended March 31, 2014 and the year ended December 31, 2013, the approximate dollar value of the amounts involved in transactions between us and TETRA that were related to the sale, lease or exchange of equipment was as follows:

•	Pursuant to an equipment sharing agreement between two of our subsidiaries and a subsidiary of TETRA in connection with operations in Mexico, our subsidiaries charged TETRA’s subsidiary equipment rental amounts of approximately $0.2 million and $1.3 million, respectively and TETRA’s subsidiary charged our subsidiaries equipment rental amounts of approximately $0.03 million and $4.3 million, respectively. In addition, another TETRA subsidiary charged our subsidiaries $0.04 million and $0.4 million, respectively for parts purchased for use by our subsidiaries in Mexico.

•	In addition to the foregoing, we also provide early production services to a customer in Argentina. A subsidiary of TETRA charged a subsidiary of ours in Argentina approximately $0.2 million and $0.5 million, respectively for equipment leased from TETRA’s subsidiary to our subsidiary in Argentina related to those operations. In addition, one of our subsidiaries charged a subsidiary of TETRA approximately $1.0 million and $0.8 million, respectively for equipment leased from our subsidiary to TETRA’s subsidiary in Argentina.

Provision of Personnel and Services

Our business operations are conducted by our general partners’ employees and certain employees of TETRA’s Mexico-based subsidiaries. In addition, TETRA and our general partner provide certain corporate, general and administrative services to us that are reasonably necessary for the conduct of our business. Such corporate, general and administrative services include legal, accounting and financial reporting, treasury, insurance administration, claims processing and risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit and tax services. Under the Omnibus Agreement, the services TETRA and our general partner provide to us must be substantially similar in nature and quantity to the services TETRA and our general partner previously provided to our successor entity and can be no lower in quantity than is reasonably necessary to assist us in the management and operation of our business. For the three months ended March 31, 2014 and the year ending December 31, 2013, TETRA and our general partner charged us approximately $6.4 million and $25.9 million, respectively in reimbursement for such services.

Indemnification for Environmental and Related Liabilities

Under the Omnibus Agreement, subject to certain limitations, TETRA and our general partner have indemnified us against certain potential environmental claims, losses, and expenses associated with TETRA’s operation of our Predecessor entity prior to the completion of the IPO, and we have indemnified TETRA and our general partner for environmental claims arising following the completion of the IPO regarding the businesses contributed by TETRA and our general partner to us. TETRA and our general partner have also indemnified us for liabilities related to certain defects in title to our assets and certain consents and permits necessary to own and operate such assets, and tax liabilities attributable to TETRA’s operation of our assets prior to the completion of the IPO.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the sole representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,820,002
Barclays Capital Inc.	2,139,200
Wells Fargo Securities, LLC	2,139,200
J.P. Morgan Securities LLC	1,528,000
Raymond James & Associates, Inc.	1,528,000
Credit Suisse Securities (USA) LLC	1,298,800
RBC Capital Markets, LLC	1,298,800
Oppenheimer & Co. Inc.	382,000
Stifel, Nicolaus & Company, Incorporated	382,000
Capital One Securities Inc.	254,666
Johnson Rice & Company L.L.C.	254,666
Sterne, Agee & Leach, Inc.	254,666

Total	15,280,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.56 per common unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed. The underwriters may offer and sell common units through certain of their affiliates.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Common Unit	Without Option	With Option

Public offering price	$23.50	$359,080,000	$412,942,000
Underwriting discount	$0.94	$13,055,554	$15,210,034
Proceeds, before expenses, to us	$22.56	$346,024,446	$397,731,966

The expenses of the offering, not including the underwriting discount, are estimated at $0.5 million and are payable by us. The underwriters will not receive any underwriting discounts or commissions on any common units sold to our general partner’s affiliate.

Option to Purchase Additional Common Units

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 2,292,000 additional common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Subject to specified exceptions, we, our executive officers and directors, our general partner and TETRA International Incorporated and their respective affiliates, executive officers and directors, have agreed with the underwriters, for a period of 60 days after the date of this prospectus supplement, without prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq Global Market Listing

The common units are listed on the Nasdaq Global Market under the symbol “GSJK.”

Price Stabilization, Short Positions

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common units on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common units to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC act as lenders under our Existing Credit Agreement. As described under “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay in full our borrowings outstanding under our Existing Credit Agreement and, therefore, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC or their affiliates will receive a substantial portion of the net proceeds from this offering. Raymond James & Associates, Inc. is acting as our financial advisor in connection with the CSI Acquisition.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Merrill Lynch, Pierce, Fenner & Smith Incorporated and certain of its affiliates have committed to provide financing in connection with the pending CSI Acquisition, which commitments will be reduced by the amount of the common units offered hereby.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a)	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a relevant member state), other than Germany, an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus supplement. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in Germany

This prospectus supplement has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus supplement and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus supplement is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus supplement is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus supplement is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus supplement may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus supplement is only being distributed in the United Kingdom to, and is only directed at:

(i)	if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act

2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus supplement will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Compressco Partners, L.P. appearing in Compressco Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and included and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Compressor Systems, Inc. and subsidiaries, which comprise the consolidated balance sheets as of September 30, 2013, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in stockholder’s equity, and cash flows for the three years in the period ended September 30, 2013, included in this prospectus supplement, have been audited by Johnson Miller & Co., CPA’s PC independent registered public accounting firm, as stated in their reports appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can also obtain information about us at the offices of the NASDAQ Stock Exchange, One Liberty Plaza, 165 Broadway, New York, New York 10006, or on our website at www.compressco.com. Information on our website or any other website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement unless specifically so designated and filed with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K, or corresponding information furnished under Item 9.01 or included as an exhibit) from the date of this prospectus supplement until we have sold all of the common units to which this prospectus supplement related or the offering is otherwise terminated:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 14, 2014;

•	our Quarterly Report on From 10-Q for the quarter ended March 31, 2014, filed on May 13, 2014

•	the description of our common units contained in the Registration Statement on Form 8-A, filed on June 3, 2011; and

•	our Current Report on Form 8-K filed on January 21, 2014, April 21, 2014, May 8, 2014, May 20, 2014, June 26, 2014, July 14, 2014 and July 21, 2014.

You may request a copy of any document incorporated by reference in this prospectus supplement, at no cost, by writing or calling us at the following address:

Compressco Partners, L.P.

101 Park Avenue, Suite 1200

Oklahoma City, Oklahoma 73102

(405) 677-0221

You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying base prospectus. We have not authorized anyone else to provide you with any information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated by reference in this prospectus or the accompanying base prospectus is accurate as of any date other than its respective date.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus supplement or the accompanying base prospectus, other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our plans, strategies, prospects and expectations concerning our business, results of operations and financial condition. You can identify many of these statements by looking for words such as “assume,” “may,” “will,” “should,” “goal,” “anticipate,” “expect,” “estimate,” “could,” “believes,” “seeks,” “plans,” “intends,” “projects” or “targets” and similar expressions that convey the uncertainty of future events or outcomes.

Known material factors that could cause our actual results to differ from those in these forward-looking statements are described below and in “Risk Factors” in this prospectus supplement and the accompanying base prospectus. Important factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include, among other things:

•	the prices, demand for, and production of natural gas;

•	economic and operating conditions that are outside our control, including changes in the global economic environment;

•	the levels of competition we encounter;

•	our ability to make cash distributions to holders of our common units at the current quarterly distribution rate;

•	the volatility of sales of compressor packages;

•	budgetary constraints and ongoing violence in Mexico;

•	our dependency on significant customers, including PEMEX;

•	complexities involving our growth in foreign countries;

•	risks related to our growth strategy;

•	our ability to retain management and personnel;

•	our dependency on particular suppliers;

•	restrictions and growth limitations as a result of our revolving credit facility and the availability of financing;

•	foreign currency and interest rate risks;

•	environmental regulatory risks;

•	internal control risks;

•	the impact of uninsured losses; and

•	possible impairment of long-lived assets, including goodwill.

If one or more of these risks or uncertainties materialize or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying base prospectus or incorporated by reference herein, including those described in the “Risk Factors” section of our most recent Annual Report on Form 10-K and, to the extent applicable, our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The risk factors and other factors included in this prospectus supplement, the accompanying base prospectus or incorporated by reference herein or therein could cause our actual results to differ materially from those contained in any forward-looking statement.

All forward-looking statements included in this prospectus supplement or the accompanying base prospectus and the documents we incorporate by reference herein and therein are expressly qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date of this prospectus supplement or, in the case of forward-looking statements contained in any document incorporated by reference, the date of such document, and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

INDEX TO FINANCIAL STATEMENTS

COMPRESSCO PARTNERS, L.P.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2012 and 2013	F-3
Consolidated Statements of Operations for the years ended December 31, 2011, 2012, and 2013	F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012, and 2013	F-5
Consolidated Statement of Partners’ Capital for the years ended December 31, 2011, 2012, and 2013	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012, and 2013	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Interim Consolidated Statements of Operations for three months ended March 31, 2013 and 2014	F-27
Unaudited Interim Consolidated Statements of Comprehensive Income for the three months ended March 31, 2013 and 2014	F-28
Unaudited Interim Consolidated Balance Sheets as of December 31, 2013 and March 31, 2014	F-29
Unaudited Interim Consolidated Statement of Partners’ Capital at the year ended December 31, 2013 and the three months ended March 31, 2014	F-30
Unaudited Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2013 and 2014	F-31
Notes to Unaudited Interim Consolidated Financial Statements	F-32

COMPRESSOR SYSTEMS, INC.
Report of Independent Registered Public Accounting Firm	F-40
Consolidated Balance Sheets at September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited)	F-41
Consolidated Statements of Income and Comprehensive Income for the years ended September 30, 2011, 2012 and 2013 and six months ended March 31, 2013 and 2014 (unaudited)	F-42
Consolidated Statements of Changes in Stockholder’s Equity for the years ended September 30, 2011, 2012 and 2013 and six months ended March 31, 2014 (unaudited)	F-43
Consolidated Statements of Cash Flows for the years ended September 30, 2011, 2012 and 2013 and six months ended March 31, 2013 and 2014 (unaudited)	F-44
Notes to Consolidated Financial Statements	F-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Compressco Partners GP Inc. and the

Unitholders of Compressco Partners, L.P.

We have audited the accompanying consolidated balance sheets of Compressco Partners, L.P. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compressco Partners, L.P. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

March 14, 2014

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Unit Amounts)

	December 31, 2012	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$12,966	$9,477
Trade accounts receivable, net of allowances for doubtful accounts of $600 in 2013 and $329 in 2012	18,599	23,819
Inventories	15,908	14,029
Deferred tax asset	195	57
Prepaid expenses and other current assets	3,495	1,597

Total current assets	51,163	48,979
Property, plant, and equipment:
Land and building	2,178	2,178
Compressors and equipment	156,027	176,592
Vehicles	12,997	12,892
Construction in progress	466	—

Total property, plant, and equipment	171,668	191,662
Less accumulated depreciation	(78,053)	(89,648)

Net property, plant, and equipment	93,615	102,014
Other assets:
Goodwill	72,161	72,161
Deferred tax asset	594	937
Other assets	253	1,018

Total other assets	73,008	74,116

Total assets	$217,786	$225,109

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$4,610	$4,854
Accrued liabilities and other	4,108	4,881
Accrued payroll and benefits	1,613	826
Amounts payable to affiliates	8,232	4,210
Deferred tax liabilities	1,976	2,134

Total current liabilities	20,539	16,905
Other liabilities:
Long-term debt, net	10,050	29,959
Deferred tax liabilities	4,894	4,477
Other long-term liabilities	53	52

Total other liabilities	14,997	34,488
Commitments and contingencies
Partners’ capital:
General partner interest	3,346	3,158
Common units (9,240,490 units issued and outstanding at December 31, 2013 and 9,172,865 units issued and outstanding at December 31, 2012)	108,943	104,887
Subordinated units (6,273,970 units issued and outstanding)	68,957	65,258
Accumulated other comprehensive income	1,004	413

Total partners’ capital	182,250	173,716

Total liabilities and partners’ capital	$217,786	$225,109

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Unit and Per Unit Amounts)

	Year Ended December 31,
	2011	2012	2013
Revenues:
Compression and other services	$81,979	$102,260	$112,937
Sales of compressors and parts	13,200	6,322	8,364

Total revenues	95,179	108,582	121,301
Cost of revenues (excluding depreciation and amortization expense):
Cost of compression and other services	43,575	53,818	63,425
Cost of compressors and parts sales	9,620	3,682	4,691

Total cost of revenues	53,195	57,500	68,116
Selling, general, and administrative expense	14,269	17,270	17,467
Depreciation and amortization	12,521	13,227	14,642
Interest expense, net	5,052	25	469
Other expense, net	980	876	782

Income before income tax provision	9,162	19,684	19,825
Provision for income taxes	1,905	3,353	2,258

Net income	$7,257	$16,331	$17,567

Allocation of 2011 net income:
Net income	7,257
Net income applicable to the period through June 19, 2011	296

Net income applicable to the period June 20 through December 31, 2011	$6,961

General partner interest in net income	$139	$326	$351

Common units interest in net income	$4,026	$9,500	$10,251

Subordinated units interest in net income	$2,796	$6,505	$6,965

Net income per common unit:
Basic	$0.45	$1.04	$1.11
Diluted	$0.44	$1.03	$1.10
Weighted average common units outstanding:
Basic	9,044,293	9,163,798	9,230,876
Diluted	9,063,339	9,193,407	9,305,066
Net income per subordinated unit:
Basic and Diluted	$0.45	$1.04	$1.11
Weighted average subordinated units outstanding:
Basic and Diluted	6,273,970	6,273,970	6,273,970

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31,
	2011	2012	2013
Net income	$7,257	$16,331	$17,567
Foreign currency translation adjustment, net of tax of $0 in 2013, $0 in 2012, and $490 in 2011	407	102	(591)

Comprehensive income	$7,664	$16,433	$16,976

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED STATEMENT OF PARTNERS’ CAPITAL

(In Thousands)

	Net Parent Equity	Partners’ Capital			Accumulated Other Comprehensive Income	Total Partners’ Capital
			Limited Partners
		General Partner	Common Unitholders	Subordinated Unitholder
Balance as of December 31, 2010	$25,953	$—	$—	$—	$—	$25,953
Net income attributable to period from January 1, 2011 through June 19, 2011	296	—	—	—	—	296
Foreign currency translation adjustment attributable to period from January 1, 2011 through June 19, 2011	675	—	—	—	—	675
Net contributions from parent to Predecessor	119,053	—	—	—	—	119,053
Contribution of net assets from Predecessor	(146,183)	3,514	69,328	72,171	1,170	—
Initial public offering proceeds, net of underwriter discount	—	—	50,234	—	—	50,234
Offering costs	—	—	(8,057)	—	—	(8,057)
Net income attributable to period from June 20, 2011 through December 31, 2011	—	139	4,026	2,796	—	6,961
Distributions ($0.3875 per unit)	—	(138)	(4,025)	(2,729)	—	(6,892)
Equity compensation	206	—	483	—	—	689
Other comprehensive income (loss), net of tax	—	—	—	—	(268)	(268)

Balance as of December 31, 2011	$—	$3,515	$111,989	$72,238	$902	$188,644
Net income for 2012	—	326	9,500	6,505	—	16,331
Distributions ($1.56 per unit)	—	(495)	(14,451)	(9,786)	—	(24,732)
Equity compensation	—	—	1,905	—	—	1,905
Other comprehensive income (loss)	—	—	—	—	102	102

Balance as of December 31, 2012	$—	$3,346	$108,943	$68,957	$1,004	$182,250
Net income for 2013	—	351	10,251	6,965	—	17,567
Distributions ($1.71 per unit)	—	(539)	(15,766)	(10,664)	—	(26,969)
Equity compensation	—	—	1,459	—	—	1,459
Other comprehensive income (loss)	—	—	—	—	(591)	(591)

Balance as of December 31, 2013	$—	$3,158	$104,887	$65,258	$413	$173,716

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2011	2012	2013
Operating activities:
Net income	$7,257	$16,331	$17,567
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	12,521	13,227	14,349
Impairments of long-lived assets	—	—	293
Provision (benefit) for deferred income taxes	(2,536)	1,930	(266)
Equity compensation expense	689	1,905	1,459
Provision for doubtful accounts	504	94	279
Other non-cash charges and credits	—	281	325
Loss on sale of property, plant, and equipment	58	205	20
Changes in operating assets and liabilities:
Accounts receivable	(2,263)	(7,477)	(5,534)
Inventories	76	1,111	2,097
Prepaid expenses and other current assets	(1,302)	(1,887)	1,888
Accounts payable and accrued expenses	3,826	5,390	(3,342)
Other	55	(1)	—

Net cash provided by operating activities	18,885	31,109	29,135
Investing activities:
Purchases of property, plant, and equipment, net	(11,193)	(20,947)	(24,574)
Other investing activities	—	(39)	—

Net cash used in investing activities	(11,193)	(20,986)	(24,574)
Financing activities:
Proceeds from long-term debt	—	10,050	19,909
Proceeds from issuance of partnership common units, net of underwriters’ discount	50,234	—	—
Payment of offering costs	(8,057)	—	—
Payment of affiliate note payable	(32,200)	—	—
Distributions	(6,816)	(24,732)	(26,969)
Payment of financing costs	(362)	—	(916)
Net distribution (to) from parent	408	—	—

Net cash (used in) provided by financing activities	3,207	(14,682)	(7,976)
Effect of exchange rate changes on cash	(52)	49	(74)
Increase (decrease) in cash and cash equivalents	10,847	(4,510)	(3,489)
Cash and cash equivalents at beginning of period	6,629	17,476	12,966

Cash and cash equivalents at end of period	$17,476	$12,966	$9,477

Supplemental cash flow information:
Taxes paid	$1,606	$1,059	$2,204

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

Note A—Formation of the Partnership and Description of Business

Compressco Partners, L.P., a Delaware limited partnership, is a provider of compression-based production enhancement services, which are used in both conventional wellhead compression applications and unconventional compression applications, and, in certain circumstances, well monitoring and sand separation services. We provide our services to a broad base of natural gas and oil exploration and production companies operating throughout many of the onshore producing regions of the United States. We have significant operations in Mexico and Canada and a growing presence in certain countries in South America, Europe, and the Asia-Pacific region. In connection with our initial public offering, we acquired certain natural gas wellhead compression-based production enhancement service business, operations and related assets and liabilities from Compressco, Inc. and its subsidiaries (“Compressco”) and certain assets, liabilities and operations of certain other subsidiaries of TETRA Technologies, Inc. (“TETRA”) conducting business in Latin America. Unless the context requires otherwise, when we refer to “the Partnership,” “we,” “us,” and “our,” we are describing Compressco Partners, L.P. and its wholly owned subsidiaries. We design and fabricate a majority of our compressor packages and use these compressor packages in conjunction with other equipment and personnel from affiliated companies to provide services to our customers.

Prior to the completion on June 20, 2011, of our initial public offering of 2,670,000 common units representing limited partner interests (the Offering), Compressco Partners GP Inc. (the general partner) and Compressco Field Services, Inc., each a wholly owned subsidiary of TETRA, owned all of our ownership interests. In connection with the completion of the Offering, our general partner and TETRA International Incorporated, a wholly owned subsidiary of TETRA, contributed to us certain wellhead compression-based production enhancement service business, operations and related assets and liabilities as well as certain well monitoring and automated sand separation services business, operations and related assets in Latin America, and related assets and liabilities. In exchange for these contributions, we issued 6,026,757 common units and 6,273,970 subordinated units representing limited partner interests to our general partner and TETRA International Incorporated and a 2.0% general partner interest and incentive distribution rights to our general partner. For a discussion of the various agreements associated with this contribution transaction, see Note C—“Related-Party Transactions.” The transactions described above represent transactions between entities under common control. Consequently, we recorded the contributed assets at TETRA’s carrying value. Effective with the completion of the offering on June 20, 2011, our operations are owned and operated by our wholly owned subsidiaries.

In connection with the Offering, TETRA and its affiliates contributed certain assets and liabilities to the capital of the Partnership in exchange for the units and general partner interest described above and the right to receive up to 400,500 additional common units valued at $20.00 per common unit if such additional common units were not acquired by the underwriters of the offering by July 14, 2011, pursuant to the underwriters’ 30-day option to purchase any portion of the additional common units. The underwriters did not exercise their option to purchase any additional common units and the 400,500 additional common units were issued to TETRA and its affiliates on July 15, 2011, for no additional consideration.

Note B—Summary of Significant Accounting Policies

Basis of Presentation

For periods prior to June 20, 2011, the accompanying audited consolidated financial statements and related notes thereto represent the financial position, results of operations, cash flows, and changes in owner’s equity of our Predecessor, which consists of the assets, liabilities and operations of Compressco and its subsidiaries and certain assets, liabilities and operations of certain other subsidiaries of TETRA conducting business primarily in Mexico (together, our Predecessor). For the periods on and after June 20, 2011, the accompanying audited consolidated financial statements and related notes thereto represent our financial position, results of operations, cash flows and changes in partners’ capital.

Our consolidated financial statements have been prepared in accordance with Regulation S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin (SAB) Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Prior to the Offering, certain administrative expenses were incurred by TETRA on behalf of our Predecessor. The portion of TETRA’s cost of providing these services that can be directly or indirectly attributed to our operations has been allocated to our Predecessor and is included in the accompanying consolidated financial statements. Such allocations were calculated based on allocation factors, such as the estimated percentage of time and costs spent by TETRA to perform these administrative services on our Predecessor’s behalf, which our management believes is reasonable; however, these allocations may not be indicative of the cost of future operations or the amount of future allocations. Subsequent to the Offering, our general partner and other subsidiaries of TETRA provide services to us pursuant to an Omnibus Agreement, as further described in Note C—“Related Party Transactions.”

Our consolidated financial statements include the accounts of our wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Beginning with the three month period ended September 30, 2013, certain ad valorem tax expenses for operating equipment have been reclassified as cost of revenues instead of being included in general and administrative expense as reported in prior periods. Prior period amounts have been reclassified to conform to the current year period’s presentation. The amount of such reclassification is $1.5 million and $1.5 million for the year ended December 31, 2012 and 2011, respectively.

Certain other previously reported financial information has been reclassified to conform to the current year’s presentation. The impact of such reclassifications was not significant to the prior year’s overall presentation.

Cash Equivalents

We consider all highly liquid cash investments with maturities of three months or less when purchased to be cash equivalents.

Prior to the Offering, all payments made on behalf of our Predecessor, such as direct costs, indirect costs, and capital expenditures, were made by TETRA and recorded as increases in net parent equity. All payments received on behalf of our Predecessor, including receipts for revenue earned or sales of assets, were received by TETRA and recorded as decreases in net parent equity. Consequently, cash balances, particularly for periods prior to the Offering, are not a meaningful presentation of our liquidity position.

Financial Instruments

The fair values of our financial instruments, which may include cash, accounts receivable, amounts outstanding under our variable rate bank credit facility, and accounts payable, approximate their carrying amounts. Financial instruments that subject us to concentrations of credit risk consist principally of trade accounts receivable, which are primarily due from companies of varying size engaged in oil and gas activities in the United States, Canada, Mexico, and Argentina. Our policy is to review the financial condition of customers before extending credit and periodically update customer credit information. Payment terms are on a short-term basis. During 2013, PEMEX and BP accounted for 21.7% and 10.0%, respectively, of our revenues. During 2012, PEMEX and BP accounted for 26% and 10.2%, respectively, of our revenues. During 2011, PEMEX and BP accounted for 14.3% and 14.3%, respectively, of our revenues.

Foreign Currencies

We have designated the Canadian dollar as the functional currency for our operations in Canada. We are exposed to fluctuations between the U.S. dollar and certain foreign currencies, including the Canadian dollar, the Mexican peso, and the Argentine peso, as a result of our international operations.

Allowances for Doubtful Accounts

Allowances for doubtful accounts are determined on a specific identification basis when we believe that the collection of specific amounts owed to us is not probable.

Inventories

Inventories consist primarily of compressor unit components and parts, and are stated at the lower of cost or market. Inventories are accounted for using the average cost method. We provide a reserve for estimated unrealizable inventory equal to the difference between the cost of the inventory and its estimated realizable value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures that increase the useful lives of assets are capitalized. The cost of repairs and maintenance (including compressor package overhaul cost) is charged to operations as incurred. Compressors include compressor packages currently placed in service and available for service. Depreciation is computed using the straight-line method based on the following estimated useful lives:

Compressors	12—16 years
Other equipment	3—8 years
Vehicles	3 years
Information systems	3 years

Leasehold improvements are depreciated over the shorter of the remaining term of the associated building lease or their useful lives. Depreciation expense for the years ended December 31, 2013, 2012, and 2011 was $14.3 million, $13.2 million, and $12.5 million, respectively.

Intangible Assets other than Goodwill

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 7 years. Amortization expense related to these intangible assets was $0, $28,000 and $81,000 for the twelve months ended December 31, 2013, 2012, and 2011, respectively, and is included in depreciation and amortization. As of December 31, 2013, there are no remaining unamortized intangible assets other than goodwill.

Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of businesses acquired in purchase transactions. We perform a goodwill impairment test on an annual basis or whenever indicators of impairment are present. We perform the annual test of goodwill impairment following the fourth quarter of each year. The annual assessment for goodwill impairment begins with a qualitative assessment of whether it is “more likely than not” that the fair value of our business is less than its carrying value. This qualitative assessment requires the evaluation, based on the weight of evidence, of the significance of all identified events and circumstances. Based on this qualitative assessment, we determined that it was not “more likely than not” that the fair value of our business was less than its carrying value as of December 31, 2013. If the qualitative analysis indicates that it is “more likely than not” that our business’ fair value is less than its carrying value, the resulting goodwill impairment test would consist of a two-step accounting test being performed. The first step of the impairment test, if required, is to compare the estimated fair value with the recorded net book value (including goodwill) of our business. If the estimated fair value is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required. If, however, the estimated fair value is below the recorded net book value, then a second step must be performed to determine the goodwill impairment required, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical acquisition. Purchase business combination accounting rules are followed to determine a hypothetical purchase price allocation to assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared to the recorded amount of goodwill and the recorded amount is written down to the hypothetical amount, if lower.

Our management must apply judgment in determining the estimated fair value for purposes of performing the goodwill impairment test. Management uses all available information to make these fair value determinations, including the present value of expected future cash flows using discount rates commensurate with the risks involved in the assets. The resultant fair values calculated are then compared to observable metrics for other companies in our industry or on mergers and acquisitions in our industry, to determine whether those valuations, in our judgment, appear reasonable. We have determined that there is no impairment of the goodwill recorded as of December 31, 2013 or 2012. As of December 31, 2013 and 2012, goodwill totaled $72.2 million, and has not changed significantly since our Predecessor was acquired by TETRA in July 2004.

Impairment of Long-Lived Assets

We determine impairments of long-lived assets periodically, when indicators of impairment are present. If such indicators are present, the determination of the amount of impairment is based on our judgments as to the future undiscounted operating cash flows to be generated from these assets throughout their remaining estimated useful lives. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value.

Environmental Liabilities

The costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.

Revenue Recognition

We recognize revenue using the following criteria: (a) persuasive evidence of an exchange arrangement exists; (b) delivery has occurred or services have been rendered; (c) the buyer’s price is fixed or determinable; and (d) collectability is reasonably assured. Our compressor packages and services are provided pursuant to contract terms ranging from two weeks to one month. Monthly agreements are generally cancellable with 30 days written notice by the customer.

Operating Costs

Operating costs incurred during customer trial periods are expensed as incurred.

Income Taxes

Prior to the Offering, the financial results of our Predecessor’s operations were included in TETRA’s consolidated U.S. federal tax return. Accordingly, our Predecessor’s results of operations included a provision for federal, state and international income taxes, calculated on a separate return basis, for the period prior to the Offering.

Following the Offering, our operations are not subject to U.S. federal income tax other than the operations that are conducted through a taxable subsidiary. We will incur state and local income taxes in certain of the United States in which we conduct business. We incur income taxes and will be subject to withholding requirements related to certain of our operations in Mexico, Canada, and other foreign countries in which we operate. Furthermore, we will also incur Texas Margin Tax, which, in accordance with FASB ASC 740, is classified as an income tax for reporting purposes.

Earnings per Common and Subordinated Unit

The computations of earnings per common and subordinated unit are based on the weighted average number of common and subordinated units, respectively, outstanding during the applicable period. Our subordinated units meet the definition of a participating security and therefore we are required to use the two-class method in the computation of earnings per unit. Basic earnings per common and subordinated unit are determined by dividing net income allocated to the common units and subordinated units, respectively, after deducting the amount allocated to our general partner (including distributions to our general partner on its incentive distribution rights), by the weighted average number of outstanding common and subordinated units, respectively, during the period. Prior to the Offering, we were wholly owned by TETRA. Accordingly, net income per common unit is not presented for periods prior to the Offering. A reconciliation of the common shares used in the computations of earnings per common and subordinated unit is presented in Note K—“Earnings per Common and Subordinated Unit.”

Accumulated Other Comprehensive Income

Certain of our international operations maintain their accounting records in the local currencies that are their functional currencies. For these operations, the functional currency financial statements are converted to United States dollar equivalents, with the effect of the foreign currency translation adjustment reflected as a component of accumulated other comprehensive income. Accumulated other comprehensive income is included in Partners’ Capital/Net Parent Equity in the accompanying audited consolidated balance sheets and consists of the cumulative currency translation adjustments associated with such international operations. Activity within accumulated other comprehensive income during the periods ended December 31, 2013, 2012, and 2011 is as follows:

	Year Ended December 31,
	2011	2012	2013
	(In Thousands)
Balance, beginning of year	$495	$902	$1,004
Foreign currency translation adjustment, net of taxes of $0 in 2013, $0 in 2012, and $490 in 2011	407	102	(591)

Balance, end of year	$902	$1,004	$413

Fair Value Measurements

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that may differ from the transaction price or market price of the asset or liability.

Under generally accepted accounting principles, the fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value. Fair value measurements should maximize the use of observable inputs and minimize the use of unobservable inputs, where possible. Observable inputs are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs may be needed to measure fair value in situations where there is little or no market activity for the asset or liability at the measurement date and are developed based on the best information available in the circumstances, which could include the reporting entity’s own judgments about the assumptions market participants would utilize in pricing the asset or liability.

We utilize fair value measurements to account for certain items and account balances within our consolidated financial statements. Fair value measurements are utilized in the allocation of purchase consideration for acquisition transactions to the assets and liabilities acquired, including intangible assets and goodwill. Fair value measurements may also be utilized on a nonrecurring basis, such as for the impairment of long-lived assets, including goodwill. The fair value of our financial instruments, which may include cash, temporary investments, accounts receivable, short-term borrowings, and long-term debt pursuant to our bank credit agreement, approximate their carrying amounts.

We also utilize fair value measurements on a recurring basis in the accounting for our foreign currency forward sale derivative contracts. For these fair value measurements, we utilize the quoted value as determined by our counterparty financial institution (a Level 1 measurement). A summary of these fair value measurements as of December 31, 2013, is as follows:

		Fair Value Measurements Using
Description	Total as of Dec 31, 2013	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)
Asset for foreign currency derivative contracts	$32	$32	$—	$—

Recently Issued Accounting Pronouncements

In June 2011, the FASB published ASU 2011-05, “Comprehensive Income (Topic 220), Presentation of Comprehensive Income” (ASU 2011-05), with the stated objective of improving the comparability, consistency, and transparency of financial reporting and increasing the prominence of items reported in other comprehensive income. As part of ASU 2011-05, the FASB eliminated the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The ASU amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and the amendments are applied retrospectively. In December 2011, with the issuance of ASU 2011-12, “Deferral of the Effective Date for

Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” the FASB announced that it has deferred certain aspects of ASU 2011-05. In February 2013, the FASB issued ASU 2013-2, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” with the stated objective of improving the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this ASU are effective during interim and annual periods beginning after December 15, 2012. The adoption of these ASUs regarding comprehensive income has not had a significant impact on the accounting or disclosures in our financial statements.

In December 2011, the FASB published ASU 2011-11, “Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), which requires an entity to disclose the nature of its rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The objective of ASU 2011-11 is to make financial statements that are prepared under U.S. generally accepted accounting principles more comparable to those prepared under International Financial Reporting Standards. The new disclosures will give financial statement users information about both gross and net exposures. In January 2013, the FASB published ASU 2013-01, “Balance Sheet (Topic 210), Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), with the stated objective of clarifying the scope of offsetting disclosures and address any unintended consequences of ASU 2011-11. ASU 2011-11 and ASU 2013-01 are effective for interim and annual reporting periods beginning after January 1, 2013 and will be applied on a retrospective basis. The adoption of ASU 2011-11 and ASU 2013-01 did not have a material impact on our financial condition, results of operations, or liquidity.

In July 2013, the FASB published ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (ASU 2013-11). The amendments in this ASU provide guidance on presentation of unrecognized tax benefits and are expected to reduce diversity in practice and better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU are effective prospectively for interim and annual periods beginning after December 15, 2013, with early adoption and retrospective application permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

Note C—Related Party Transactions

Set forth below are descriptions of certain agreements we entered into with related parties. The descriptions are not complete and are qualified in their entirety by reference to the full text of the agreements, which are filed as exhibits to filings with the SEC.

Omnibus Agreement

On June 20, 2011, in connection with the completion of the Offering, we entered into an omnibus agreement (the Omnibus Agreement) with TETRA and our general partner.

Under the terms of the Omnibus Agreement, the general partner provides all personnel and services reasonably necessary to manage our operations and conduct our business (other than in Mexico and Argentina), and certain of TETRA’s Latin American-based subsidiaries provide personnel and services necessary for the conduct of certain of our Latin American-based business. In addition, under the Omnibus Agreement, TETRA provides certain corporate and general and administrative services as requested by our general partner, including, without limitation, accounting and financial reporting, legal, treasury, insurance administration, claims processing and risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit and tax services. The services provided by the employees of the general partner, TETRA, and TETRA’s subsidiaries under the Omnibus Agreement are required to be substantially similar in nature and quality to the services previously provided by these employees to our Predecessor, in connection with their management and operation of our business and no lower in quantity than is reasonably necessary to assist us in the management and operation of our business, even if greater in quantity than previously provided prior to the completion of the Offering. Pursuant to the Omnibus Agreement, we reimburse the general partner and TETRA for services they provide to us. For the years ended December 31, 2013, 2012, and the period from the Offering to December 31, 2011, we paid TETRA $35.7 million, $35.4 million, and $6.4 million, respectively, for expenses incurred on our behalf.

Under the terms of the Omnibus Agreement, TETRA has agreed to indemnify us for three years after the completion of the Offering against certain potential environmental claims, losses and expenses associated with the operation of our Predecessor prior to the completion of the Offering. TETRA’s maximum liability for this indemnification obligation is $5.0 million and TETRA will not have any obligation under this indemnification until our aggregate losses exceed $250,000. TETRA will have no indemnification obligations with respect to environmental claims made as a result of new or modified environmental laws promulgated after the completion of the Offering. We have agreed to indemnify TETRA for environmental claims arising following the completion of the Offering regarding the business contributed to us.

Under the terms of the Omnibus Agreement, we or TETRA may, but neither are under any obligation to, perform for the other such production enhancement or other oilfield services on a subcontract basis as are needed or desired by the other, for such periods of time and in such amounts as may be mutually agreed upon by TETRA and the general partner. Any such services are required to be performed on terms that are (i) approved by the conflicts committee of the general partner’s board of directors, (ii) no less favorable to us than those generally being provided to or available from non-affiliated third parties, as determined by the general partner, or (iii) fair and reasonable to us, taking into account the totality of the relationships between TETRA and us (including other transactions that may be particularly favorable or advantageous to us), as determined by the general partner.

Under the terms of the Omnibus Agreement, we or TETRA may, but are under no obligation to, sell, lease or like-kind exchange to the other such production enhancement or other oilfield services equipment as is needed or desired to meet either of our production enhancement or other oilfield services obligations, in such amounts, upon such conditions and for such periods of time, if applicable, as may be mutually agreed upon by TETRA and the general partner. Any such sales, leases or like-kind exchanges are required to be on terms that are (i) approved by the conflicts committee of the general partner’s board of directors, (ii) no less favorable to us than those generally being provided to or available from non-affiliated third parties, as determined by the general partner, or (iii) fair and reasonable to us, taking into account the totality of the relationships between TETRA and us (including other transactions that may be particularly favorable or advantageous to us), as determined by the general partner. In addition, unless otherwise approved by the conflicts committee of the general partner’s board of directors, TETRA may purchase newly fabricated equipment from us at a negotiated price provided that such price may not be less than the sum of the total costs (other than any allocations of general and administrative expenses) incurred by us in fabricating such equipment plus a fixed margin percentage thereof, and TETRA may purchase from us previously fabricated equipment for a price that is not less than the sum of the net book value of such equipment plus a fixed margin percentage thereof.

TETRA has also agreed to indemnify us for liabilities related to: (1) certain defects in title to our assets as of the completion of the Offering and any failure to obtain, prior to the completion of the Offering, certain consents and permits necessary to own and operate such assets, to the extent we notify TETRA within three years after the completion of the Offering; and (2) tax liabilities attributable to the operation of our assets prior to the completion of the Offering.

The Omnibus Agreement (other than the indemnification obligations described above) will terminate upon the earlier to occur of (i) a change of control of the general partner or TETRA or (ii) the third anniversary of the completion of the Offering, unless we, the general partner, or TETRA decide to extend the term of the Omnibus Agreement.

In addition to the Omnibus Agreement, we have entered into other operational agreements with TETRA.

First Amended and Restated Agreement of Limited Partnership of Compressco Partners, L.P.

On June 20, 2011, in connection with the completion of the Offering, our general partner amended and restated our partnership agreement and executed the First Amended and Restated Agreement of Limited Partnership of Compressco Partners, L.P. (the Partnership Agreement), which governs the rights of our partners.

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that without the approval of unitholders holding at least 90% of the outstanding units (including units held by our general partner and its affiliates) voting as a single class, our general partner shall not cause us to take any action that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of providing production enhancement services, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

The Partnership Agreement requires Compressco Partners to distribute all of its Available Cash, as defined in the Partnership Agreement, to the holders of the common units, subordinated units, 2% general partner interest, and incentive distribution rights in accordance with the terms of the Partnership Agreement. The Partnership Agreement also provides for the management of Compressco Partners by the general partner.

Our Partnership Agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

2011 Long Term Incentive Plan

The Compressco Partners, L.P. 2011 Long Term Incentive Plan (the 2011 Long Term Incentive Plan) has been adopted by our general partner. This plan is intended to promote our interests by providing to our employees, consultants, and directors incentive compensation, based on our common units, to encourage superior performance. The 2011 Long Term Incentive Plan provides for grants of restricted units, phantom units, unit awards and other unit-based awards up to a plan maximum of 1,537,122 common units. This plan is also intended to attract and retain the services of individuals who are essential for our growth and profitability, as well as that of our affiliates. See Note I—“Equity-Based Compensation,” for additional discussion.

Indemnification Agreement

Each of our directors and officers entered into an indemnification agreement with regard to their services as a director or officer, in order to enhance the indemnification rights provided under Delaware law and our Partnership Agreement. The individual indemnification agreements provide each such director or officer with the right to receive his or her costs of defense if he or she is made a party or witness to any proceeding other than a proceeding brought by or in the right of us, provided that such director or officer has not acted in bad faith or engaged in fraud with respect to the action that gave rise to his or her participation in the proceeding.

Note D—Long-term Debt and Other Borrowings

Long-term debt consists of the following:

		December 31,
		2012	2013
	Scheduled Maturity	(In Thousands)
Previous Credit Agreement	June 24, 2015	$10,050	$—
Partnership Credit Agreement	October 15, 2017	—	29,959

Total debt		10,050	29,959
Less current portion		—	—

Total long-term debt		$10,050	$29,959

On June 24, 2011, we entered into a credit agreement with JPMorgan Chase Bank, N.A. which was amended on December 4, 2012 and May 14, 2013 (as amended, the Previous Credit Agreement). The May 2013 amendment, among other modifications, increased the maximum credit commitment under the credit facility from $20.0 million to $40.0 million. Under the Previous Credit Agreement, we, along with certain of our subsidiaries, were named as borrowers, and all obligations under the Previous Credit Agreement were guaranteed by all of our existing and future, direct and indirect, domestic subsidiaries. The Previous Credit Agreement included borrowing capacity of $40.0 million, was available for letters of credit (with a sublimit of $5.0 million), and included an uncommitted $20.0 million expansion feature. The Previous Credit Agreement could be used to fund our working capital needs, letters of credit, and for general partnership purposes, including capital expenditures and potential future acquisitions. So long as we were not in default, the Previous Credit Agreement could also be used to fund quarterly distributions. Borrowings under the Previous Credit Agreement were subject to the satisfaction of customary conditions, including the absence of a default. The maturity date of the Previous Credit Agreement was June 24, 2015. Borrowings under the Previous Credit Agreement bore interest at a rate equal to three month British Bankers Association LIBOR (adjusted to reflect any required bank reserves) plus a margin of 2.25% per annum. During the year ended December 31, 2013, and prior to repayment on October 15, 2013, we borrowed $24.4 million pursuant to the Previous Credit Agreement, which was used to fund ongoing capital expenditures related to the expansion of our Latin American and other international fleet of compressor packages and other equipment as a result of increased demand. We used the remaining proceeds to fund our ongoing upgrades of compressor packages and for the manufacture of additions to our fleet of compressor packages domestically.

On October 15, 2013, we entered into a new asset-based revolving credit agreement with a syndicate of lenders including JPMorgan Chase Bank, N.A. as administrative agent (the Partnership Credit Agreement). Under the Partnership Credit Agreement, we, along with certain of our subsidiaries, are named as borrowers, and all obligations under the Partnership Credit Agreement are guaranteed by all of our existing and future, direct and indirect, domestic subsidiaries. The Partnership Credit Agreement includes a maximum credit commitment of $100.0 million that is available for letters of credit (with a sublimit of $20.0 million), and includes an uncommitted $30.0 million expansion feature. The actual maximum credit availability under the Partnership Credit Agreement varies from time to time and is determined by calculating the applicable borrowing base, which is based upon applicable percentages of the values of eligible accounts receivable, inventory, and equipment, minus reserves as determined necessary by the Administrative Agent. As of December 31, 2013, we have availability under our revolving credit facility of $37.0 million, based upon a $67.4 million borrowing capacity and the $30.0 million outstanding balance.

The Partnership Credit Agreement may be used to fund our working capital needs, letters of credit, and for general partnership purposes, including the repayment of the indebtedness under the Previous Credit Agreement, capital expenditures, and potential future expansions or acquisitions. So long as we are not in default, the Partnership Credit Agreement could also be used to fund our quarterly distributions at the option of the board of directors of our general partner (provided, that after giving effect to such distributions, we will be in compliance with the financial covenants). The initial borrowings under the Partnership Credit Agreement were used to repay in full the $24.4 million balance outstanding under the Previous Credit Agreement. Borrowings under the Partnership Credit Agreement are subject to the satisfaction of customary conditions, including the absence of a default. The maturity date of the Partnership Credit Agreement is October 15, 2017.

Borrowings under the Partnership Credit Agreement bear interest at a rate per annum equal to, at our option, either (a) LIBOR (adjusted to reflect any required bank reserves) for an interest period equal to one, two, three or six months (as we select) plus a margin of 2.25% per annum or (b) a base rate determined by reference to the highest of (1) the prime rate of interest announced from time to time by JPMorgan Chase Bank, N.A. or (2) LIBOR (adjusted to reflect any required bank reserves) for a one-month interest period on such day, plus 2.5% per annum. The weighted average interest rate on borrowings outstanding as of December 31, 2013, was 2.5625% per annum. In addition to paying interest on any outstanding principal under the Partnership Credit Agreement, we are required to pay a commitment fee, in respect of the unutilized commitments thereunder, of 0.375% per annum, paid quarterly in arrears. We are also required to pay customary letter of credit fees, including without limitation, a letter of credit fee equal to the applicable margin on revolving credit LIBOR loans and fronting fees.

The Partnership Credit Agreement requires us to maintain a minimum interest coverage ratio (ratio of earnings before interest and taxes to interest) of 4.0 to 1.0 as of the last day of any fiscal quarter, calculated on a trailing four quarters basis. In addition, the Partnership Credit Agreement includes customary negative covenants, which, among other things, limits our ability to incur additional debt, incur or permit certain liens to exist, or make certain loans, investments, acquisitions, or other restricted payments. We are in compliance with all of our covenants contained in the Partnership Credit Agreement as of December 31, 2013. The Partnership Credit Agreement provides that we can make distributions to holders of our common and subordinated units, but only if there is no default or event of default under the facility.

All obligations under the Partnership Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first lien security interest in substantially all of our assets (excluding real property) and the assets of our existing and future, direct and indirect domestic subsidiaries, and all of the capital stock of our existing and future, direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the capital stock of first tier foreign subsidiaries).

Note E—Leases

We lease some of our office space, warehouse space, operating locations, and machinery and equipment. The office, warehouse, and operating location leases, which vary from one to five year terms that expire at various dates through 2020 and are renewable for three and five year periods on similar terms, are classified as operating leases and generally require us to pay all maintenance and insurance costs. We have no leases which qualify as capital leases.

Future minimum lease payments by year and in the aggregate, under operating leases with terms of one year or more, consist of the following at December 31, 2013:

Operating Leases
(In Thousands)
2014	$174
2015	76
2016	18
2017	17
2018	17
After 2018	48

Total minimum lease payments	$350

Rental expense for all operating leases was $2.6 million, $2.3 million, and $1.3 million in 2013, 2012, and 2011, respectively.

Note F—Income Taxes

As a partnership, we are generally not subject to income taxes at the entity level because our income is included in the tax returns of our partners. The net Federal tax basis of the non-taxable Partnership’s assets and liabilities is less than the reported amounts on the financial statements by approximately $122 million as of December 31, 2013.

Certain of our Predecessor’s operations were included in TETRA’s consolidated U.S. federal tax return, and no intercompany tax sharing arrangements exist between TETRA and its subsidiaries, including those included in our Predecessor. Following the Offering, our operations are treated as a partnership for federal tax purposes with each partner being separately taxed on its share of taxable income. However, a portion of our business is conducted through a taxable U.S. corporate subsidiary. Accordingly, a U.S. federal and state income tax provision has been reflected in the accompanying statements of operations. We have a tax sharing agreement with TETRA with respect to the Texas Franchise tax liability. The resulting state tax expense is included in the provision for income taxes. Certain of our operations are located outside of the U.S., and the Partnership is responsible for income taxes in these countries.

The income tax provision attributable to our operations for the years ended December 31, 2013, 2012, and 2011 consists of the following:

	Year Ended December 31,
	2011	2012	2013
	(In Thousands)
Current
Federal	$3,094	$420	$846
State	199	157	150
Foreign	1,148	846	1,528

	4,441	1,423	2,524
Deferred
Federal	(2,263)	471	(438)
State	(92)	28	(49)
Foreign	(181)	1,431	221

	(2,536)	1,930	(266)

Total tax provision	$1,905	$3,353	$2,258

A reconciliation of the provision for income taxes attributable to continuing operations, computed by applying the federal statutory rate for the years ended December 31, 2013, 2012, and 2011 to income before income taxes and the reported income taxes, is as follows:

	Year Ended December 31,
	2011	2012	2013
	(In Thousands)
Income tax provision computed at statutory federal income tax rates	$3,207	$6,889	$6,939
Partnership earnings	(3,013)	(6,889)	(6,939)
Corporate subsidiary earnings subject to federal tax	757	924	405
Income tax expense attributable to foreign earnings	780	2,277	1,749
State income taxes (net of federal benefit)	92	132	89
Nondeductible expenses	82	20	15

Total tax provision	$1,905	$3,353	$2,258

Income before income tax provision includes the following components:

	Year Ended December 31,
	2011	2012	2013
	(In Thousands)
Domestic	$5,768	$8,333	$9,883
International	3,394	11,351	9,942

Total	$9,162	$19,684	$19,825

We file U.S. federal, state, and foreign income tax returns on behalf of all of our consolidated subsidiaries. With few exceptions, Compressco is not subject to U.S. federal, state, local, or non-U.S. income tax examinations by tax authorities for years prior to 2007. We file tax returns in the U.S. and in various state, local and non-U.S. jurisdictions. The following table summarizes the earliest tax years that remain subject to examination by taxing authorities in any major jurisdiction in which we operate:

Jurisdiction	Earliest Open Tax Period
United States—Federal	2011
United States—State and Local	2011
Non-U.S. jurisdictions	2007

We use the liability method for reporting income taxes, under which current and deferred tax assets and liabilities are recorded in accordance with enacted tax laws and rates. Under this method, at the end of each period, the amounts of deferred tax assets and liabilities are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. We will establish a valuation allowance to reduce the deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. While we consider future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, there can be no guarantee that we will be able to realize all of our deferred tax assets. Significant components of our deferred tax assets and liabilities as of December 31, 2013 and 2012 are as follows:

Deferred Tax Assets

	December 31,
	2012	2013
	(In Thousands)
Accruals	$5	$4
Net operating losses	800	1,229
Bad debt reserve	65	64

Total deferred tax assets	870	1,297
Valuation allowance	—	—

Net deferred tax assets	$870	$1,297

Deferred Tax Liabilities

	December 31,
	2012	2013
	(In Thousands)
Accruals	$1,983	$2,332
Excess book over tax basis in property, plant, and equipment	4,940	4,553
All other	28	29

Total deferred tax liability	6,951	6,914

Net deferred tax liability	$6,081	$5,617

At December 31, 2013, we have approximately $4.3 million of foreign net operating loss carryforwards/carrybacks. In those foreign jurisdictions in which net operating losses are subject to an expiration period, our loss carryforwards, if not utilized, will expire in 2022.

ASC 740 provides guidance on measurement and recognition in accounting for income tax uncertainties and provides related guidance on derecognition, classification, disclosure, interest, and penalties. As of December 31, 2013, the Partnership had no material unrecognized tax benefits (as defined in ASC 740-10). We do not expect to incur interest charges or penalties related to our tax positions, but if such charges or penalties are incurred, our policy is to account for interest charges as interest expense and penalties as tax expense in the consolidated statements of operations.

Note G—Commitments and Contingencies

From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. While the outcome of these lawsuits or other proceedings against us cannot be predicted with certainty, management does not consider it reasonably possible that a loss resulting from such lawsuits or proceedings in excess of any amounts accrued has been incurred that is expected to have a material adverse effect on our financial condition, results of operations, or cash flows.

Note H—Net Parent Equity and Partners’ Capital

Allocation of Net Parent Equity and Partners’ Capital

Our financial position, results of operations, cash flows and net parent equity for all periods presented prior to the Offering represent those of our Predecessor. In accordance with generally accepted accounting principles, the contribution by TETRA and its subsidiaries of certain natural gas wellhead compression-based production enhancement service business, operations and related assets and liabilities and certain well monitoring and automated sand separation services business and operations in Latin America and related assets and liabilities were accounted for as transactions between entities under common control. Therefore, the net assets were recorded on our balance sheet at $146.2 million, representing TETRA’s carrying value of the net assets and our partners’ capital as of the Offering date. Accordingly, the $146.2 million carrying value of the net assets is presented as an allocation of net parent equity to the limited and general partner’s capital of TETRA in the accompanying consolidated statement of partners’ capital/net parent equity.

The following table provides the carrying values in the assets and liabilities TETRA contributed to us as of the date of the Offering:

Carrying Values
(In Thousands)
Cash and cash equivalents	$7,430
Trade accounts receivable	14,375
Inventories	16,085
Prepaid expenses and other current assets	1,867
Property, plant and equipment	140,500
Less accumulated depreciation	(58,129)
Goodwill	72,161
Intangibles and other long-term assets, net	131
Current liabilities	(9,994)
Affiliate note payable	(32,200)
Deferred tax liabilities	(4,569)
Other long-term liabilities	(304)
Cumulative translation adjustment	(1,170)

Net assets contributed	$146,183

Allocation of Net Income

Our net income is allocated to partners’ capital accounts in accordance with the provisions of the Partnership Agreement.

NOTE I—EQUITY-BASED COMPENSATION

2011 Long Term Incentive Plan

During 2013, we granted restricted unit, phantom unit and performance phantom unit awards to certain employees, officers, and directors of our general partner pursuant to the Compressco Partners, L.P. 2011 Long Term Incentive Plan. Awards of restricted units and phantom units generally vest over a three year period. Awards of performance phantom units cliff vest at the end of a performance period and are settled based on achievement of related performance measures over the performance period. Each of the phantom unit and performance phantom unit awards includes distribution equivalent rights that enable the recipient to receive additional units equal in value to the accumulated cash distributions made on the units subject to the award from the date of grant. Accumulated distributions associated with each underlying unit are payable upon settlement of the related phantom unit award (and are forfeited if the related award is forfeited). Restricted units are common units subject to time-based vesting restrictions. Phantom units are notional units that entitle the grantee to receive a common unit upon the vesting of the award.

During the year ended December 31, 2013, we granted to certain officers and employees an aggregate of 97,713 phantom unit, and performance phantom unit awards, having an average market value (equal to the closing price of the common units on the dates of grant) of $20.29 per unit, or an aggregate market value of $2.0 million. During the year ended December 31, 2012, we granted to certain officers and employees 94,728 restricted common unit awards, having an average market value (equal to the closing price of the common units on the dates of grant) of $13.68 per unit, or an aggregate market value of $1.3 million. The fair value of awards vesting during 2013 and 2012 was approximately $1.3 million and $1.2 million, respectively.

The following is a summary of restricted and phantom unit activity for the year ended December 31, 2013:

	Units	Weighted Average Grant Date Fair Value Per Unit
	(In Thousands)
Nonvested units outstanding at December 31, 2012	153	$16.07
Units granted (1)	98	20.29
Units cancelled	(18)	15.68
Units vested	(69)	18.36
Adjustment for performance results achieved	(9)	20.29

Nonvested units outstanding at December 31, 2013	155	$17.52

(1)	The number of units granted shown above includes 47,674 performance-based phantom units, which represents the maximum number of common units that would be issued if the maximum level of performance under the awards is achieved. The number of units actually issued under the awards may range from zero to 47,674.

Total estimated unrecognized equity-based compensation expense from unvested common units as of December 31, 2013, was approximately $2.8 million and is expected to be recognized over a weighted average period of approximately 1.5 years. The amount recognized in 2013, 2012, and 2011 was approximately $1.5 million, $1.9 million, and $0.7 million, respectively.

Predecessor Equity-Based Compensation

Equity-based compensation expense incurred by TETRA associated with our Predecessor’s employees is a direct cost of our Predecessor’s operations. During 2013, 2012, and 2011, equity-based compensation expense incurred by TETRA and allocated to Compressco totaled $0 thousand, $157 thousand, and $206 thousand, respectively, which approximated the fair value of equity-based compensation awards vesting during the periods.

Note J—Market Risks and Derivative Contracts

We are exposed to financial and market risks that affect our businesses. We have currency exchange rate risk exposure related to transactions denominated in foreign currencies as well as to investments in certain of our international operations. As a result of our variable rate bank credit facility, we face market risk exposure related to changes in applicable interest rates. We have concentrations of credit risk as a result of trade receivables owed to us by companies in the energy industry. Our financial risk management activities may at times involve, among other measures, the use of derivative financial instruments, such as swap and collar agreements, to hedge the impact of market price risk exposures. We formally document our risk management objectives and our strategies for undertaking various derivative transactions.

Foreign Currency Derivative Contracts

In October 2013, we began entering into 30-day foreign currency forward derivative contracts as part of a program designed to mitigate the currency exchange rate risk exposure on selected transactions of certain foreign subsidiaries. As of December 31, 2013, we had the following foreign currency derivative contract outstanding relating to a portion of our foreign operations:

Derivative Contracts	US Dollar Notional Amount	Traded Exchange Rate	Value Date
	(In Thousands)
Forward sale Mexican pesos	$10,332	13.01	1/17/2014

Under this program, we may enter into similar derivative contracts from time to time. Although contracts pursuant to this program will serve as an economic hedge of the cash flow of our currency exchange risk exposure, they will not be formally designated as hedge contracts or qualify for hedge accounting treatment. Accordingly, any change in the fair value of these derivative instruments during a period will be included in the determination of earnings for that period.

The fair value of foreign currency derivative instruments are based on quoted market values as reported to us by our counterparty (a Level 1 measurement). The fair value of our foreign currency derivative instruments as of December 31, 2013, is as follows:

Foreign currency derivative instruments	Balance Sheet Location	Fair Value at December 31, 2013
		(In Thousands)
Forward sale contracts	Current assets	$32

Total		$32

None of the foreign currency derivative contracts contain credit risk related contingent features that would require us to post assets or collateral for contracts that are classified as liabilities. During the year ended December 31, 2013, we recognized approximately $92,000 of net gains associated with our foreign currency derivative program, and such amount is included in Other Income in the accompanying consolidated statement of operations.

Note K—Earnings Per Common and Subordinated Unit

The computations of earnings per common and subordinated unit are based on the weighted average number of common and subordinated units, respectively, outstanding during the applicable period. Our subordinated units meet the definition of a participating security and therefore we are required to use the two-class method in the computation of earnings per unit. Basic earnings per common and subordinated unit are determined by dividing net income allocated to the common units and subordinated units, respectively, after deducting the amount allocated to our general partner (including distributions to our general partner on its incentive distribution rights), by the weighted average number of outstanding common and subordinated units, respectively, during the period. Prior to the Offering, we were wholly owned by TETRA. Accordingly, net income per common unit is not presented for periods prior to the Offering.

When computing earnings per common and subordinated unit under the two-class method in periods when distributions are greater than earnings, the amount of the distributions is deducted from net income and allocated to our general partner (including incentive distribution rights, if any) for the period to which the calculation relates. The excess of distributions over earnings is allocated between the general partner, common and subordinated units based on how our partnership agreement allocates net losses.

When earnings are greater than distributions, we determine cash distributions based on available cash and determine the actual incentive distributions allocable to our general partner based on actual distributions. When computing earnings per common and subordinated unit, the amount of the assumed incentive distribution rights, if any, is deducted from net income and allocated to our general partner for the period to which the calculation relates. The remaining amount of net income, after deducting the assumed incentive distribution rights, is allocated between the general partner, common and subordinated units based on how our Partnership Agreement allocates net earnings.

The following is a reconciliation of the weighted average number of common and subordinated units outstanding to the number of common and subordinated units used in the computations of net income per common and subordinated unit.

	Year Ended December 31,
	2011		2012		2013
	Common Units	Subordinated Units	Common Units	Subordinated Units	Common Units	Subordinated Units
Number of weighted average units outstanding	9,044,293	6,273,970	9,163,798	6,273,970	9,230,876	6,273,970
Restricted units outstanding	19,046	—	29,609	—	74,190	—

Average diluted units outstanding	9,063,339	6,273,970	9,193,407	6,273,970	9,305,066	6,273,970

Note L—Geographic Information

Nearly all of our operations consist of production enhancement services. Accordingly, we operate as a single reportable business segment. All of our revenues are from external customers.

We are domiciled in the United States of America, with significant operations in Latin America and Canada and an established presence in other countries located in South America, Europe and the Asia-Pacific region. We attribute revenue to the countries based on the location of customers. Long-lived assets consist primarily of compressor packages and are attributed to the countries based on the physical location of the compressor packages at a given year-end. Information by geographic area is as follows:

	Year Ended December 31,
	2011	2012	2013
	(In Thousands)
Revenues from external customers:
U.S.	$69,034	$65,010	$73,388
Latin America	15,169	33,430	34,556
Canada	4,789	3,950	5,549
Other	6,187	6,192	7,808

Total	$95,179	$108,582	$121,301

Identifiable assets:
U.S.	$172,301	$170,584	$176,638
Latin America	22,731	37,611	38,426
Canada	7,663	5,942	6,650
Other	3,649	3,649	3,395

Total identifiable assets	$206,344	$217,786	$225,109

Note M—Quarterly Financial Information (Unaudited)

Summarized quarterly financial data for 2013 and 2012 is as follows:

	Three Months Ended 2012
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Amounts)
Total revenues	$22,531	$24,949	$28,684	$32,418
Net income	2,767	3,602	5,063	4,899
Net income per common unit	$0.18	$0.23	$0.32	$0.31
Net income per diluted common unit	$0.18	$0.23	$0.32	$0.31

	Three Months Ended 2013
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Amounts)
Total revenues	$30,767	$28,124	$29,964	$32,446
Net income	4,539	2,478	4,203	6,347
Net income per common unit	$0.29	$0.16	$0.27	$0.40
Net income per diluted common unit	$0.29	$0.15	$0.26	$0.40

Note N—Subsequent Events

On January 17, 2014, we declared a cash distribution attributable to the quarter ended December 31, 2013 of $0.4375 per unit. This distribution equates to a distribution of $1.75 per outstanding unit on an annualized basis. This cash distribution was paid on February 14, 2014, to all unitholders of record as of the close of business January 31, 2014.

Item 1. Financial Statements.

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Unit and Per Unit Amounts)

(Unaudited)

	Three Months Ended March 31,
	2013	2014
Revenues:
Compression and other services	$29,679	$27,927
Sales of compressors and parts	1,088	1,883

Total revenues	30,767	29,810
Cost of revenues (excluding depreciation and amortization expense):
Cost of compression and other services	17,096	15,154
Cost of compressors and parts sales	617	929

Total cost of revenues	17,713	16,083
Selling, general, and administrative expense	4,279	4,094
Depreciation and amortization	3,473	3,682
Interest expense, net	58	159
Other (income) expense, net	(17)	539

Income before income tax provision	5,261	5,253
Provision for income taxes	722	634

Net income	$4,539	$4,619

General partner interest in net income	$91	$92

Common units interest in net income	$2,646	$2,700

Subordinated units interest in net income	$1,802	$1,827

Net income per common unit:
Basic	$0.29	$0.29
Diluted	$0.29	$0.29
Weighted average common units outstanding:
Basic	9,216,331	9,275,936
Diluted	9,275,480	9,313,078
Net income per subordinated unit:
Basic and diluted	$0.29	$0.29
Weighted average subordinated units outstanding:
Basic and diluted	6,273,970	6,273,970

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

(Unaudited)

	Three Months Ended March 31,
	2013	2014
Net income	$4,539	$4,619
Foreign currency translation adjustment	(27)	(2,968)

Comprehensive income	$4,512	$1,651

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Unit Amounts)

	December 31, 2013	March 31, 2014
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,477	$12,633
Trade accounts receivable, net of allowances for doubtful accounts of $777 in 2014 and $600 in 2013	23,819	18,726
Inventories	14,029	13,545
Deferred tax asset	57	57
Prepaid expenses and other current assets	1,597	1,502

Total current assets	48,979	46,463
Property, plant, and equipment:
Land and building	2,178	2,178
Compressors and equipment	176,592	177,782
Vehicles	12,892	12,656
Construction in progress	—	—

Total property, plant, and equipment	191,662	192,616
Less accumulated depreciation	(89,648)	(92,162)

Net property, plant, and equipment	102,014	100,454
Other assets:
Goodwill	72,161	72,161
Deferred tax asset	937	1,750
Other assets	1,018	2,803

Total other assets	74,116	76,714

Total assets	$225,109	$223,631

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$4,854	$6,524
Accrued liabilities and other	4,881	4,154
Accrued payroll and benefits	826	634
Amounts payable to affiliates	4,210	4,698
Deferred tax liabilities	2,134	2,021

Total current liabilities	16,905	18,031
Other liabilities:
Long-term debt, net	29,959	32,220
Deferred tax liabilities	4,477	4,725
Other long-term liabilities	52	50

Total other liabilities	34,488	36,995
Commitments and contingencies
Partners’ capital:
General partner interest	3,158	3,112
Common units (9,279,293 units issued and outstanding at March 31, 2014 and 9,279,293 units issued and outstanding at December 31, 2013)	104,887	103,709
Subordinated units (6,273,970 units issued and outstanding)	65,258	64,339
Accumulated other comprehensive income (loss)	413	(2,555)

Total partners’ capital	173,716	168,605

Total liabilities and partners’ capital	$225,109	$223,631

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED STATEMENT OF PARTNERS’ CAPITAL

(In Thousands)

(Unaudited)

	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital
		Limited Partners
	General Partner	Common Unitholders	Subordinated Unitholder
Balance at December 31, 2013	$3,158	$104,887	$65,258	$413	$173,716
Net income	92	2,700	1,827	—	4,619
Distributions ($0.4375 per unit)	(138)	(4,080)	(2,746)	—	(6,964)
Equity compensation	—	202	—	—	202
Other comprehensive income (loss)	—	—	—	(2,968)	(2,968)

Balance at March 31, 2014	$3,112	$103,709	$64,339	$(2,555)	$168,605

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

(Unaudited)

	Three Months Ended March 31,
	2013	2014
Operating activities:
Net income	$4,539	$4,619
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	3,473	3,682
Provision for deferred income taxes	(172)	67
Equity compensation expense	322	202
Provision for doubtful accounts	(19)	177
Other non-cash charges and credits	—	67
Loss on sale of property, plant, and equipment	97	230
Changes in operating assets and liabilities:
Accounts receivable	(8,226)	4,640
Inventories	(172)	526
Prepaid expenses and other current assets	291	—
Accounts payable and accrued expenses	6,623	2,024
Other	8	—

Net cash provided by operating activities	6,764	16,234
Investing activities:
Purchases of property, plant, and equipment, net	(7,889)	(6,004)
Other investing activities	1	(1,853)

Net cash used in investing activities	(7,888)	(7,857)
Financing activities:
Proceeds from long-term debt	4,250	2,000
Distributions	(6,660)	(6,964)

Net cash used in financing activities	(2,410)	(4,964)
Effect of exchange rate changes on cash	(20)	(257)
Increase (decrease) in cash and cash equivalents	(3,554)	3,156
Cash and cash equivalents at beginning of period	12,966	9,477

Cash and cash equivalents at end of period	$9,412	$12,633

Supplemental cash flow information:
Income taxes paid	$977	$410

See Notes to Consolidated Financial Statements

COMPRESSCO PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note A—Basis of Presentation and Significant Accounting Policies

We are a provider of compression-based production enhancement services, which are used in both conventional wellhead compression applications and unconventional compression applications and, in certain circumstances, well monitoring and sand separation services. We provide our services to a broad base of natural gas and oil exploration and production companies operating throughout many of the onshore producing regions of the United States. Internationally, we have significant operations in Mexico and Canada and a growing presence in certain countries in South America, Eastern Europe, and the Asia-Pacific region.

Presentation

Our unaudited consolidated financial statements include the accounts of our wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. In the opinion of our management, our unaudited consolidated financial statements as of March 31, 2014, and for the three month periods ended March 31, 2014 and 2013, include all normal recurring adjustments that are, in the opinion of management, necessary to provide a fair statement of our results for the interim periods. Operating results for the period ended March 31, 2014 are not necessarily indicative of results that may be expected for the twelve months ended December 31, 2014.

The accompanying unaudited consolidated financial statements have been prepared in accordance with Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the SEC and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in connection with the financial statements for the year ended December 31, 2013, and notes thereto included in our Annual Report on Form 10-K, which we filed with the SEC on March 14, 2014.

Beginning with the three month period ended September 30, 2013, certain ad valorem tax expenses for operating equipment have been classified as cost of compression and other services instead of being included in general and administrative expense as reported in prior periods. Prior period amounts have been reclassified to conform to the current year period presentation. The amount of such reclassification is $0.3 million for the three month period ended March 31, 2013. This reclassification had no effect on net income for any of the periods presented. This revised presentation results in a presentation that is consistent with other reporting entities in our industry.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material.

Cash Equivalents

We consider all highly liquid cash investments with maturities of three months or less when purchased to be cash equivalents.

Financial Instruments

The fair values of our financial instruments, which may include cash, accounts receivable, accounts payable, and long-term debt pursuant to our bank credit agreement, approximate their carrying amounts.

Foreign Currencies

We have designated the Canadian dollar as the functional currency for our operations in Canada. Effective January 1, 2014, we changed the functional currency in Argentina from the U.S. dollar to the Argentina peso. We are exposed to fluctuations between the U.S. dollar and certain foreign currencies, including the Canadian dollar, the Mexican peso, and the Argentine peso, as a result of our international operations.

Inventories

Inventories consist primarily of compressor unit components and parts and are stated at the lower of cost or market value. Cost is determined using the weighted average cost method.

Net Income Per Common and Subordinated Unit

The computations of net income per common and subordinated unit are based on the weighted average number of common and subordinated units, respectively, outstanding during the applicable period. Our subordinated units meet the definition of a participating security, and, therefore, we are required to use the two-class method in the computation of net income per unit. Basic net income per common and subordinated unit is determined by dividing net income allocated to the common units and subordinated units, respectively, after deducting the amount allocated to our General Partner (including any distributions to our General Partner on its incentive distribution rights) by the weighted average number of outstanding common and subordinated units, respectively, during the period.

We determine cash distributions based on available cash and determine the actual incentive distributions allocable to our General Partner, if any, based on actual distributions. When computing net income per common and subordinated unit under the two-class method, the amount of the actual incentive distribution rights, if any, is deducted from net income and allocated to our General Partner for the period to which the calculation relates. The remaining amount of net income, after deducting the incentive distribution rights, is allocated among our General Partner, common, and subordinated units based on how our partnership agreement allocates net income.

The following is a reconciliation of the weighted average number of common and subordinated units outstanding to the number of common and subordinated units used in the computations of net income per common and subordinated unit.

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2014
	Common Units	Subordinated Units	Common Units	Subordinated Units
Number of weighted average units outstanding	9,216,331	6,273,970	9,275,936	6,273,970
Restricted units outstanding	59,149	—	37,142	—

Average diluted units outstanding	9,275,480	6,273,970	9,313,078	6,273,970

Environmental Liabilities

Costs to remediate and monitor environmental matters are accrued when such liabilities are considered probable and a reasonable estimate of such costs is determinable.

Accumulated Other Comprehensive Income (Loss)

Certain of our foreign operations maintain their accounting records in the local currencies that are their functional currencies. For these operations, the functional currency financial statements are converted to

United States dollar equivalents, with the effect of the foreign currency translation adjustment reflected as a component of accumulated other comprehensive income. Accumulated other comprehensive income is included in partners’ capital in the accompanying consolidated balance sheets and consists of the cumulative currency translation adjustments associated with such international operations. Activity within accumulated other comprehensive income (loss) during the three month periods ended March 31, 2014 and 2013, is as follows:

	Three Months Ended March 31,
	2013	2014
	(In Thousands)
Balance, beginning of period	$1,004	$413
Foreign currency translation adjustment	(27)	(2,968)

Balance, end of period	$977	$(2,555)

Activity within accumulated other comprehensive income (loss) includes no reclassifications to net income.

Allocation of Net Income

Our net income is allocated to partners’ capital accounts in accordance with the provisions of our partnership agreement.

Distributions

On January 17, 2014, we declared a cash distribution attributable to the quarter ended December 31, 2013 of $0.4375 per unit. This distribution equates to a distribution of $1.75 per outstanding unit on an annualized basis. This cash distribution was paid on February 14, 2014, to all unitholders of record as of the close of business January 31, 2014.

Subsequent to March 31, 2014, on April 21, 2014, the board of directors of our General Partner declared a cash distribution attributable to the quarter ended March 31, 2014 of $0.4450 per unit. This distribution equates to a distribution of $1.78 per outstanding unit, or approximately $28.2 million, on an annualized basis. This cash distribution is to be paid on May 15, 2014 to all unitholders of record as of the close of business on May 1, 2014.

Fair Value Measurements

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” within an entity’s principal market, if any. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity, regardless of whether it is the market in which the entity will ultimately transact for a particular asset or liability or if a different market is potentially more advantageous. Accordingly, this exit price concept may result in a fair value that may differ from the transaction price or market price of the asset or liability.

Under generally accepted accounting principles, the fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value. Fair value measurements should maximize the use of observable inputs and minimize the use of unobservable inputs, where possible. Observable inputs are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs may be needed to measure fair value in situations where there is little or no market activity for the asset or liability at the measurement date and are developed based on the best information available in the circumstances, which could include the reporting entity’s own judgments about the assumptions market participants would utilize in pricing the asset or liability.

We utilize fair value measurements to account for certain items and account balances within our consolidated financial statements. Fair value measurements are utilized in the allocation of purchase consideration for acquisition transactions to the assets and liabilities acquired, including intangible assets and goodwill. Fair value measurements may also be utilized on a nonrecurring basis, such as for the impairment of long-lived assets, including goodwill. The fair value of our financial instruments, which may include cash, temporary investments, accounts receivable, short-term borrowings, and long-term debt pursuant to our bank credit agreement, approximate their carrying amounts.

We also utilize fair value measurements on a recurring basis in the accounting for our foreign currency forward purchase derivative contracts. For these fair value measurements, we utilize the quoted value as determined by our counterparty financial institution (a Level 2 measurement). A summary of these fair value measurements as of March 31, 2014, is as follows:

		Fair Value Measurements Using
Description	Total as of March 31, 2014	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)
Asset for foreign currency derivative contracts	$—	$—	$—	$—
Liability for foreign currency derivative contracts	(60)	—	(60)	—

	$(60)

New Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) published ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (ASU 2013-11). The amendments in this ASU provide guidance on presentation of unrecognized tax benefits and are expected to reduce diversity in practice and better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU are effective prospectively for interim and annual periods beginning after December 15, 2013, with early adoption and retrospective application permitted. The adoption of this standard did not have a material impact on our consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which modifies the criteria for disposals to quality as discontinued operations and expands related disclosures. The guidance is effective for annual and interim reporting periods beginning after December 15, 2014. Adoption of this amendment will not have a material impact on the Company’s financial statements.

Note B—Long-term Debt and Other Borrowings

Long-term debt consists of the following:

		March 31,
		2013	2014
	Scheduled Maturity	(In Thousands)
Previous Credit Agreement	June 24, 2015	$29,959	$—
Credit Agreement	October 15, 2017	—	32,220

Total debt		29,959	32,220

Less current portion		—	—

Total long-term debt		$29,959	$32,220

Note C—Market Risks and Derivative Contracts

We are exposed to financial and market risks that affect our businesses. We have currency exchange rate risk exposure related to transactions denominated in a foreign currency as well as to investments in certain of our international operations. As a result of our variable rate bank credit facility, we face market risk exposure related to changes in applicable interest rates. We have concentrations of credit risk as a result of trade receivables owed to us by companies in the energy industry. Our financial risk management activities may at times involve, among other measures, the use of derivative financial instruments, such as swap and collar agreements, to hedge the impact of market price risk exposures.

Foreign Currency Derivative Contracts

In October 2013, we began entering into 30-day foreign currency forward derivative contracts as part of a program designed to mitigate the currency exchange rate risk exposure on selected transactions of certain foreign subsidiaries. As of March 31, 2014, we had the following foreign currency derivative contracts outstanding relating to a portion of our foreign operations:

Derivative Contracts	US Dollar Notional Amount	Traded Exchange Rate	Settlement Date
	(In Thousands)
Forward purchase Mexican peso	$2,374	13.07	4/15/2014
Forward purchase Canadian dollar	$2,238	1.10	4/15/2014
Forward purchase Argentina peso	$3,173	8.06	4/15/2014

Under this program, we may enter into similar derivative contracts from time to time. Although contracts pursuant to this program will serve as an economic hedge of the cash flow of our currency exchange risk exposure, they will not be formally designated as hedge contracts or qualify for hedge accounting treatment. Accordingly, any change in the fair value of these derivative instruments during a period will be included in the determination of earnings for that period.

The fair value of foreign currency derivative instruments are based on quoted market values as reported to us by our counterparty (a Level 2 measurement). The fair value of our foreign currency derivative instruments as of March 31, 2014, is as follows:

Foreign currency derivative instruments	Balance Sheet Location	Fair Value at March 31, 2014
		(In Thousands)
Forward purchase contracts	Current assets	$—
Total	Current liabilities	(60)

		$(60)

None of the foreign currency derivative contracts contain credit risk related contingent features that would require us to post assets or collateral for contracts that are classified as liabilities. During the three month period ended March 31, 2014, we recognized approximately $0.5 million of net gains associated with our foreign currency derivative program, and such amount is included in Other Income in the accompanying consolidated statement of operations.

Note D—Related Party Transactions

Set forth below is a description of one of the agreements we entered into with related parties in connection with the completion of our initial public offering (the Offering) on June 20, 2011. This description is not a complete discussion of this agreement and is qualified in its entirety by reference to the full text of the complete agreement, which is filed, along with other agreements, as exhibits to our filings with the SEC.

Omnibus Agreement

On June 20, 2011, in connection with the completion of the Offering, we entered into an omnibus agreement (the Omnibus Agreement) with TETRA and our General Partner.

Under the terms of the Omnibus Agreement, our General Partner provides all personnel and services reasonably necessary to manage our operations and conduct our business (other than in Mexico and Argentina), and certain of TETRA’s Latin American-based subsidiaries provide personnel and services necessary for the conduct of certain of our Latin American-based businesses. In addition, under the Omnibus Agreement, TETRA provides certain corporate and general and administrative services as requested by our General Partner, including, without limitation, legal, accounting and financial reporting, treasury, insurance administration, claims processing and risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, and tax services. Pursuant to the Omnibus Agreement, we reimburse our General Partner and TETRA for services they provide to us.

Under the terms of the Omnibus Agreement, TETRA has agreed to indemnify us for three years after the completion of the Offering against certain potential environmental claims, losses, and expenses associated with the operation of the business prior to the completion of the Offering. TETRA’s maximum liability for this indemnification obligation is $5.0 million, and TETRA will not have any obligation under this indemnification until our aggregate losses exceed $250,000. TETRA will have no indemnification obligations with respect to environmental claims made as a result of new or modified environmental laws promulgated after the completion of the Offering. We have agreed to indemnify TETRA for environmental claims arising following the completion of the Offering regarding the business contributed to us.

Under the terms of the Omnibus Agreement, we or TETRA may, but neither are under any obligation to, perform for the other such production enhancement or other oilfield services on a subcontract basis as are needed or desired by the other, for such periods of time and in such amounts as may be mutually agreed upon by TETRA and our General Partner. Any such services are required to be performed on terms that are (i) approved by the conflicts committee of our General Partner’s board of directors, (ii) no less favorable to us than those generally being provided to or available from non-affiliated third parties, as determined by our General Partner, or (iii) fair and reasonable to us, taking into account the totality of the relationships between TETRA and us (including other transactions that may be particularly favorable or advantageous to us), as determined by our General Partner.

Under the terms of the Omnibus Agreement, we or TETRA may, but are under no obligation to, sell, lease or exchange on a like-kind basis to the other such production enhancement or other oilfield services equipment as is needed or desired to meet either of our production enhancement or other oilfield services obligations, in such amounts, upon such conditions and for such periods of time, if applicable, as may be mutually agreed upon by TETRA and our General Partner. Any such sales, leases, or like-kind exchanges are required to be on terms that are (i) approved by the conflicts committee of our General Partner’s board of directors, (ii) no less favorable to us than those generally being provided to or available from non-affiliated third parties, as determined by our General Partner, or (iii) fair and reasonable to us, taking into account the totality of the relationships between TETRA and us (including other transactions that may be particularly favorable or advantageous to us), as determined by our General Partner. In addition, unless otherwise approved by the conflicts committee of our General Partner’s board of directors, TETRA may purchase newly fabricated equipment from us at a negotiated price, provided that such price may not be less than the sum of the total costs (other than any allocations of general and administrative expenses) incurred by us in fabricating such equipment plus a fixed margin percentage thereof, and TETRA may purchase from us previously fabricated equipment for a price that is not less than the sum of the net book value of such equipment plus a fixed margin percentage thereof.

TETRA has also agreed to indemnify us for liabilities related to: (1) certain defects in title to our assets as of the completion of the Offering and any failure to obtain, prior to the completion of the Offering, certain consents and permits necessary to own and operate such assets, to the extent we notify TETRA within three years after the completion of the Offering; and (2) tax liabilities attributable to the operation of our assets prior to the completion of the Offering.

The Omnibus Agreement (other than the indemnification obligations described above) will terminate upon the earlier to occur of (i) a change of control of our General Partner or TETRA, or (ii) the third anniversary of the completion of the Offering, unless we, our General Partner, and TETRA decide to extend the term of the Omnibus Agreement.

Note E—Income Taxes

Our U.S. operations are not subject to U.S. federal income tax other than the operations that are conducted through our taxable subsidiaries. We will incur state and local income taxes in certain states of the United States in which we conduct business. We incur income taxes and will be subject to withholding requirements related to certain of our operations in Mexico, Argentina, Canada, and other foreign countries in which we operate. Furthermore, we will also incur Texas Margin Tax, which, in accordance with FASB ASC 740, is classified as an income tax for reporting purposes.

Note F—Commitments and Contingencies

From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. While the outcome of any lawsuits or other proceedings against us cannot be predicted with certainty, management does not consider it reasonably possible that a loss resulting from such lawsuits or proceedings in excess of any amounts accrued has been incurred that is expected to have a material adverse effect on our financial condition, results of operations, or cash flows.

Note G—Subsequent Events

On April 21, 2014, the board of directors of our General Partner declared a cash distribution attributable to the quarter ended March 31, 2014 of $0.4450 per unit. This cash distribution is to be paid on May 15, 2014, to all unitholders of record as of the close of business on May 1, 2014.

COMPRESSOR SYSTEMS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-40
Consolidated Balance Sheets September 30, 2011, 2012 and 2013 and March 31, 2014 (Unaudited)	F-41
Consolidated Statements of Income and Comprehensive Income Years Ended September 30, 2011, 2012 and 2013 and Six Months Ended March 31, 2013 and 2014 (Unaudited)	F-42
Consolidated Statements of Changes in Stockholder’s Equity Years Ended September 30, 2011, 2012 and 2013 and Six Months Ended March 31, 2014 (Unaudited)	F-43
Consolidated Statements of Cash Flows Years Ended September 30, 2011, 2012 and 2013 and Six Months Ended March 31, 2013 and 2014 (Unaudited)	F-44
Notes to Consolidated Financial Statements	F-46

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Compressor Systems, Inc.

We have audited the accompanying consolidated financial statements of Compressor Systems, Inc. and Subsidiaries, which comprise the consolidated balance sheets as of September 30, 2011, 2012 and 2013, and the related consolidated statements of income and comprehensive income, changes in stockholder’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compressor Systems, Inc. and subsidiaries as of September 30, 2011, 2012 and 2013, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ JOHNSON MILLER & CO., CPA’s PC

Midland, Texas

December 13, 2013

COMPRESSOR SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30,			March 31, 2014
	2011	2012	2013
				(Unaudited)
ASSETS
Current Assets
Cash	$302	309	2,159	1,559
Accounts receivable	33,601	50,713	23,545	32,612
Inventories	64,904	94,879	61,969	75,443
Deferred income tax	3,207	3,290	4,003	4,870
Other current assets	2,215	1,309	1,834	2,533

Total current assets	104,229	150,500	93,510	117,017
Rental Equipment, Net	280,034	348,859	391,612	404,199
Property, Plant and Equipment, Net	20,637	31,131	29,619	29,083
Other Assets	26,007	19,882	1,555	1,555

Total assets	$430,907	550,372	516,296	551,854

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Accounts payable:
Trade	$27,571	39,949	18,874	25,029
Related party	2,372	3,739	5,377	9,637
Accrued expenses	15,274	19,478	18,468	13,509
Deferred revenue	31,024	61,831	22,669	35,217

Total current liabilities	76,241	124,997	65,388	83,392
Related Party Debt	64,307	105,234	94,313	95,803
Deferred Income Tax	81,913	99,348	112,084	113,308

Total liabilities	222,461	329,579	271,785	292,503

Commitment and Contingencies
Stockholder’s Equity
Common stock, $10 par value; 10,000 shares authorized; 1,755 shares issued and outstanding	18	18	18	18
Additional paid-in capital	6,962	9,416	11,750	14,455
Accumulated other comprehensive loss	(621)	(326)	(373)	(378)
Retained earnings	202,087	211,685	233,116	245,256

Total stockholder’s equity	208,446	220,793	244,511	259,351

Total liabilities and stockholder’s equity	$430,907	550,372	516,296	551,854

See accompanying notes to consolidated financial statements.

COMPRESSOR SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands)

	Years Ended September 30,			Six months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)	(Unaudited)
Continuing Operations:
Revenues	$277,389	371,274	345,590	198,454	163,711
Cost of revenues, excluding depreciation	181,188	255,815	221,620	130,692	105,826
Selling, general and administrative expenses	34,296	37,699	31,040	16,905	18,223
Depreciation expense	28,927	31,114	36,617	17,642	19,638
Other income (expense):
Interest expense	(2,963)	(3,180)	(2,434)	(1,273)	(1,100)
Interest and other income	1,846	2,560	1,994	1,144	641

Income from continuing operations before income taxes	31,861	46,026	55,873	33,086	19,565

Provision for income tax expense (benefit):
Federal income taxes
Current	(2,947)	(3,256)	6,230	6,079	8,577
Deferred	13,031	19,470	12,205	5,661	(1,752)
State income taxes	1,353	(1,139)	618	864	502
Foreign income taxes	—	—	—	—	98

Total provision for income tax expense	11,437	15,075	19,053	12,604	7,425

Income From Continuing Operations	20,424	30,951	36,820	20,482	12,140
Income (Loss) From Discontinued Operations	(1,388)	(11,353)	273	—	—

Net Income	19,036	19,598	37,093	20,482	12,140
Other Comprehensive Income (Loss)
Unrealized income (loss) on foreign currency translation	(621)	295	(47)	(90)	(5)

Comprehensive Income	$18,415	19,893	37,046	20,392	12,135

See accompanying notes to consolidated financial statements.

COMPRESSOR SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

Years Ended September 30, 2011, 2012, 2013 and Six Months Ended March 31, 2014 (Unaudited)

(In thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance as of September 30, 2010	$18	5,285	—	193,051	198,354
Cash dividends paid to parent	—	—	—	(10,000)	(10,000)
Stock compensation expense contributed by parent	—	683	—	—	683
Profit sharing contributed by parent	—	994	—	—	994
Unrealized gain on foreign currency translation	—	—	(621)	—	(621)
Net income for year	—	—	—	19,036	19,036

Balance as of September 30, 2011	18	6,962	(621)	202,087	208,446
Cash dividends paid to parent	—	—	—	(10,000)	(10,000)
Stock compensation expense contributed by parent	—	1,106	—	—	1,106
Profit sharing contributed by parent	—	1,348	—	—	1,348
Unrealized gain on foreign currency translation	—	—	295	—	295
Net income for year	—	—	—	19,598	19,598

Balance as of September 30, 2012	18	9,416	(326)	211,685	220,793
Cash dividends paid to parent	—	—	—	(15,662)	(15,662)
Stock compensation expense contributed by parent	—	717	—	—	717
Profit sharing contributed by parent	—	1,617	—	—	1,617
Unrealized loss on foreign currency translation	—	—	(47)	—	(47)
Net income for year	—	—	—	37,093	37,093

Balance as of September 30, 2013	18	11,750	(373)	233,116	244,511
Cash dividends paid to parent	—	—	—	—	—
Stock compensation expense contributed by parent (unaudited)	—	436	—	—	436
Profit sharing contributed by parent (unaudited)	—	2,269	—	—	2,269
Unrealized loss on foreign currency translation (unaudited)	—	—	(5)	—	(5)
Net income for six months (unaudited)	—	—	—	12,140	12,140

Balance as of March 31, 2014 (unaudited)	$18	14,455	(378)	245,256	259,351

See accompanying notes to consolidated financial statements.

COMPRESSOR SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended September 30,			Six months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$19,036	19,598	37,093	20,482	12,140
(Income) loss from discontinued operations	1,388	11,353	(273)	—	—

Income from continuing operations	20,424	30,951	36,820	20,482	12,140
Adjustments to reconcile income from continuing operations to net cash provided by operating activities—continuing operations:
Depreciation	28,927	31,114	36,617	17,642	19,638
Assets transferred and liabilities assumed by continuing operations	—	(4,727)	273	—	—
Bad debt expense	108	1,152	55	33	71
Stock compensation expense contributed by parent	683	1,106	717	286	436
Foreign currency exchange rate adjustment	(602)	295	(47)	(90)	(5)
Deferred tax expense	13,860	17,352	12,023	5,298	357
(Decrease) increase in deferred revenue	7,702	31,963	(39,162)	(28,694)	12,548
Gain on sale of rental equipment	(5,025)	(2,813)	(3,284)	(1,224)	(1,256)
Loss on sale of property, plant and equipment	34	99	—	—	—
Decrease (increase) in operating assets:
Accounts receivable	6,359	(14,855)	29,644	27,273	(9,138)
Inventories	(3,773)	(30,927)	32,910	21,924	(13,474)
Other current assets	(287)	(2,524)	15,271	14,863	(699)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	8,060	16,386	(22,085)	(27,328)	1,196
Accounts payable related party	(659)	1,367	1,638	3,410	4,260

Net cash provided by operating activities—continuing operations	75,811	75,939	101,390	53,875	26,074

Cash flow from investing activities:
Additions to rental equipment	(55,996)	(101,292)	(78,228)	(40,646)	(35,495)
Additions to property, plant and equipment	(10,083)	(14,835)	(2,664)	(1,004)	(1,583)
Proceeds from the sale of rental equipment	12,328	7,233	6,318	3,067	6,645
Proceeds from the sale of property, plant and equipment	12	982	—	—	—
Cash paid to acquire Australian subsidiary	(5,059)	—	—	—	—

Net cash used in investing activities—continuing operations	(58,798)	(107,912)	(74,574)	(38,583)	(30,433)

Cash flows from financing activities:
Net change in related party debt	(8,529)	40,927	(10,921)	(1,549)	1,490
Payments of dividends	(10,000)	(10,000)	(15,662)	(15,662)	—
Profit sharing contribution by parent	994	1,348	1,617	1,617	2,269

Net cash (used in) provided by financing activities—continuing operations	(17,535)	32,275	(24,966)	(15,594)	3,759
Effect of exchange rate on cash	(19)	—	—	—	—

Net (decrease) increase in cash-continuing operations	(541)	302	1,850	(302)	(600)

COMPRESSOR SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED

(in thousands)

	Years Ended September 30,			Six months Ended March 31,
	2011	2012	2013	2013	2014
				(Unaudited)	(Unaudited)
Discontinued operations:
Operating cash flows	$295	(222)	(449)	—	—
Investing cash flows	—	(73)	449	—	—

Net cash provided by (used in)—discontinued operations	295	(295)	—	—	—

Net (decrease) increase in cash	(246)	7	1,850	(302)	(600)

Cash at beginning of period—continuing operations	548	7	309	309	2,159
Cash at beginning of period—discontinued operations	—	295	—	—	—

Cash at end of period— continuing operations	7	309	2,159	7	1,559
Cash at end of period—discontinued operations	295	—	—	—	—

Cash at end of period	$302	309	2,159	7	1,559

See accompanying notes to consolidated financial statements.

COMPRESSOR SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011, 2012 and 2013 and March 31, 2013 and 2014 (Unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Compressor Systems, Inc. (“CSI”) and its wholly-owned subsidiaries (collectively referred to as the “Company”):

Pump Systems International, Inc. (“PSI”);

Rotary Compressor Systems, Inc. (“RCSI”);

Compressor Systems Australia Pty Ltd (“CSA”); and,

Compressor Systems de Mexico, S. de R.L. de C.V. (“CSM”).

CSI Compression Holdings, LLC

All significant intercompany balances and transactions were eliminated.

The Company is wholly-owned by Warren Equipment Company (the “Parent”).

Nature of Business

The Company provides gas compression equipment sales, rental, financing and maintenance services to the gas production, transportation and processing industries. PSI designs and sells fluid pump systems primarily to the oil industry in international markets. RCSI had no significant activities in 2011, 2012 and 2013.

CSI formed CSA in 2010, but had no significant operations until July 2011 when CSA purchased an existing business in Australia for $5,059,000. See Note 17 for discussion on CSA’s discontinued operations.

In 2011, CSI formed CSM but had no operations in 2011. CSM provides gas compression equipment and rentals to the gas production, transportation and processing industries in Mexico.

Interim Financial Statement Information

The accompanying consolidated financial statements as of and for the six months ended March 31, 2013 and 2014, have not been audited by the Company’s independent auditors. In the opinion of Company management, the unaudited consolidated financial statements reflect all adjustments necessary to present fairly the Company’s consolidated financial statements as of and for the six months ended March 31, 2013 and 2014. All such adjustments are of a normal, recurring nature. In preparing the unaudited consolidated financial statements, management of the Company has made certain estimates and assumptions that affect reported amounts in the consolidated financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

Use of Estimates

Preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting and Functional Currency

The U.S. Dollar is the functional currency for the Company’s operations in Australia and Mexico. These foreign operations use their local currency, in addition to the U.S. Dollar, and therefore the financial results of the Company’s foreign subsidiaries are subject to foreign currency gains and losses.

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matter, which requires that the translation of the applicable foreign currency in U.S. dollars be performed for balance sheet monetary accounts using current exchange rates in effect at the balance sheet date, non-monetary accounts using historical exchange rates in effect at the time the transaction occurs and for revenue and expense accounts using a weighted average exchange rate during the period reported. Accordingly, the gains or losses resulting from such translation are shown as other comprehensive income in the consolidated statements of operations. A foreign currency translation loss of $621,000, a gain of $295,000 and a loss of $47,000 was recognized during the years ended September 2011, 2012 and 2013, respectively, and a loss of $90,000 and a loss of $5,000 was recognized for the six months ended March 31, 2013 and 2014 (unaudited), respectively.

Allowance for Doubtful Accounts

The Company’s allowance for doubtful accounts is based on current market conditions, and losses on uncollectible accounts have consistently been within management’s expectations. At September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited), the allowance for doubtful accounts was $539,000, $370,000, $526,000 and $506,000, respectively.

Inventories

Inventories are stated at the lower of cost or market. For parts and materials, cost is determined using average cost. Cost of work-in-process is determined using the specific identification method.

Rental Equipment

Rental equipment is recorded at cost. Depreciation of rental equipment is computed by the straight-line method based upon the estimated useful life of twenty years. Maintenance, repairs and minor renewals and replacements are charged to expense when incurred. Betterments and major renewals and replacements are capitalized.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method based upon the estimated useful lives of the respective assets, as follows:

Building and improvements	15 to 30 years
Machinery and equipment	3 to 15 years
Transportation equipment	3 to 5 years

Maintenance, repairs and minor renewals and replacements are charged to expense when incurred. Betterments and major renewals and replacements are capitalized.

Impairment

The Company evaluates potential impairment of rental equipment, property, plant and equipment and other long-lived assets on an ongoing basis whenever events or circumstances indicate that carrying amounts may not be recoverable. As discussed in Note 17 for the year ended September 30, 2012, there was impairment expense of $2,188,000 related to discontinued operations. There were no impairments for the years ended September 30, 2011 and 2013 and for the six months ended March 31, 2013 and 2014 (unaudited).

Revenue Recognition

Revenue is recognized at the time the risks and rewards of ownership passed or when services are rendered. This occurs when the equipment, parts or service items are shipped per customers’ instructions, the sales price is fixed and determinable, and collection is reasonably assured.

Sales-Type Leases

Revenues and related costs on compressor leases are recognized at the time the Company leases the equipment, if the terms of the lease qualify as a sales-type lease. Unearned income arising from discounting the future lease payments of sales-type leases (including the bargain purchase option price) is recognized over the lives of the leases using the constant interest rate method.

Deferred Revenues

At September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited), the Company had deferred revenues associated with progressive billings to customers for the construction of certain compression equipment aggregating approximately $ 31,024,000, $61,831,000, $22,669,000 and $35,217,000, respectively.

Income Taxes

The Company follows the provisions of FASB ASC 740, Accounting for Income Taxes. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company and its domestic subsidiaries are included in the consolidated U.S. federal income tax return of its Parent. State income taxes are computed on a separate return basis in accordance with the provisions of FASB ASC 740.

At September 30, 2013, the Parent did not have any significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. Tax years 2010 through 2012 remain subject to examination by major tax jurisdictions.

Advertising Expense

All advertising costs are expensed when incurred. Advertising expenses were approximately $296,000, $412,000, and $238,000 for the years ended September 30, 2011, 2012 and 2013, respectively, and $152,000 and $148,000 for the six months ended March 31, 2013 and 2014 (unaudited), respectively.

Risk Concentration

Financial instruments that potentially subject the Company to concentrations of credit risk are its receivables. The Company sells its products to customers both domestically and internationally. The Company continuously evaluates the credit worthiness of its customers’ financial conditions and generally does not require collateral. The Company does not believe it is exposed to any material credit risk concentration.

Concentrations of Credit Risk—Cash

The Company maintains its cash balances at several financial institutions located in Texas, Mexico and Australia, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of sales made and costs incurred in foreign currencies. Movements in foreign currency rates also affect the Company’s competitive position as these changes may affect business practices and pricing strategies of non-U.S.-based competitors. Additionally, the Company’s foreign subsidiaries have balance sheet positions denominated in foreign currencies, thereby creating exposure to movements in exchange rates.

Environmental

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and remediation is probable, and the costs can be reasonably estimated.

Stock-Based Compensation

As discussed in Note 14, the Parent has granted incentive options to purchase shares of its common stock to certain of the Company’s executive officers and key employees.

In accordance with FASB ASC 718, Share-Based Payments, stock-based compensation is determined based on the difference between the stock option exercise price and the related vested underlying common stock buy-sell purchase price determined over the stock option exercise period. See Note 14 for further discussion.

Recently Issued Accounting Pronouncements

Disclosures about offsetting assets and liabilities—In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11 on disclosures about offsetting assets and liabilities. The ASU 2011-11 requires entities to disclose both gross and net information about instruments and transactions that are offset in the statement of financial position, as well as instruments and transactions that are subject to an enforceable master netting arrangement or similar agreement.

In January 2013, the FASB issued ASU 2013-01 clarifying the scope of the disclosures to apply only to derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities lending and securities borrowing transactions. ASU 2013-01 was effective January 1, 2013, with retrospective application required. The ASU did not have a material impact on the Company’s consolidated financial statements.

Indefinite-lived intangible assets impairment testing—In July 2012, the FASB issued ASU 2012-02 on the testing of indefinite-lived intangible assets for impairment. The ASU allows entities to first perform a qualitative assessment to determine the likelihood of an impairment for an indefinite-lived intangible asset and whether it is necessary to perform the quantitative impairment assessment currently required. ASU 2012-02 was effective January 1, 2013 and did not have a material impact on the Company’s consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income—In February 2013, the FASB issued ASU 2013-02 on the reporting of reclassifications out of accumulated other comprehensive income. The ASU requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amounts is required. ASU 2013-02 was effective January 1, 2013 and did not have a material impact on the Company’s consolidated financial statements.

Joint and several liability arrangements—In February 2013, the FASB issued ASU 2013-04 on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements. The ASU requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The entity is also required to disclose the nature and amount of the obligation as well as any other information about those obligations. ASU 2013-04 is effective January 1, 2014, with retrospective application required. We do not expect the adoption to have a material impact on the Company’s consolidated financial statements.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity—In March 2013, the FASB issued ASU 2013-05 on the parent’s accounting for the cumulative translation adjustment (“CTA”) upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The new standard clarifies existing ASU regarding when the CTA should be released into earnings upon various deconsolidation and consolidation transactions. ASU 2013-05 is effective January 1, 2014. We do not expect the adoption to have a material impact on the Company’s consolidated financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists—In July 2013, the FASB issued ASU 2013-11 on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements if available under the applicable tax jurisdiction. ASU 2013-11 is effective January 1, 2014. We do not expect the adoption to have a material impact on the Company’s financial statements.

2. Deferred Stock Compensation

The Parent measures stock-based compensation awards using a fair value method and recognizes the related compensation expense in its financial statements. As discussed in Note 14, the Parent granted various stock options to the Company’s executive officers and key employees.

The Company recognizes its proportionate shares of the Parent’s FASB ASC 718, Shared-Based Payments compensation expense. For the years ended September 30, 2011, 2012 and 2013, the Company recognized stock compensation expense of $683,000, $1,106,000 and $717,000, respectively, and for the six months ended March 31, 2013 and 2014 (unaudited) recognized stock compensation expense of $286,000 and $436,000, respectively, which is reflected in the accompanying consolidated financial statements as additional paid in capital contributed by the Parent.

3. Fair Value of Financial Instruments

The carrying amount of cash, receivables, accounts payable and accrued liabilities as of September 30, 2012 and 2013 and March 31, 2014 (unaudited), approximates fair value because of the short maturity of these instruments and because of accrual provisions for any deficiencies.

The carrying amount of long-term debt approximates fair value because the Company’s current borrowing rate does not materially differ from rates that would be obtained by the Company’s Parent as of September 30, 2012 and 2013 and March 31, 2014 (unaudited).

4. Accounts Receivable

Accounts receivable consisted of the following as of September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited) (in thousands):

	2011	2012	2013	2014
Trade accounts receivable	$30,213	49,513	24,071	33,118
Less allowance for doubtful	(539)	(370)	(526)	(506)

Trade accounts receivable, net	29,674	49,143	23,545	32,612
Current portion of receivables—sales type leases	3,927	1,570	—	—

Total accounts receivable, net	$33,601	50,713	23,545	32,612

5. Inventories

Inventories consisted of the following as of September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited) (in thousands):

	2011	2012	2013	2014
Parts and supplies	$26,267	28,560	21,553	25,220
Work-in-progress	33,698	66,319	40,416	50,223
Finished goods	4,939	—	—	—

Total inventories	$64,904	94,879	61,969	75,443

6. Receivables—Sales—Type Leases

The Company occasionally leases equipment to customers under sales-type agreements with minimum lease periods ranging from one to five years. A portion of the lease payments received is applied toward a specified purchase price at the end of the initial lease term.

As of September 30, 2011, 2012 and 2013, the components of the net investment in sales-type leases, all of which are included in sales-type leases receivable, were as follows (in thousands):

	2011	2012	2013
Total minimum lease payment receivable	$12,286	4,712	—
Less allowance for doubtful	(1,787)	(611)	—

Net receivable	10,499	4,101	—
Less current portion	(3,927)	(1,570)	—

Long-term portion	$6,572	2,531	—

As of September 30, 2013, all sales-type lease receivables were paid in full.

7. Rental Equipment

The following is a summary of rental equipment as of September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited) (in thousands):

	2011	2012	2013	2014
Rental equipment, at cost	$454,452	541,290	602,874	623,212
Less accumulated depreciation	(174,418)	(192,431)	(211,262)	(219,013)

Rental equipment, net	$280,034	348,859	391,612	404,199

The Company’s rental equipment consists principally of compressor units used in the transmission of natural gas. The units are generally leased under operating leases for a minimum six month period. At the expiration of the initial lease term, the lessee may elect to continue renting on a monthly basis or negotiate a new contract. Depreciation expense for this rental equipment for the years ended September 30, 2011, 2012 and 2013, was approximately $26,081,000, $28,047,000 and $32,441,000, respectively, and for the six months ended March 31, 2013 and 2014 (unaudited) was approximately $15,594,000 and $17,519,000, respectively.

As of September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited), the net investment in equipment leased to customers under operating leases was as follows (in thousands):

	2011	2012	2013	2014
Rental equipment, at cost	$377,220	465,524	501,391	521,195
Less accumulated depreciation	(131,909)	(144,781)	(154,127)	(168,719)

Rental equipment, net	$245,311	320,743	347,264	352,476

The Company sold rental equipment having a net book value of approximately $7,340,000, $4,015,000 and $2,878,000 during the years ended September 30, 2011, 2012 and 2013, respectively, and $1,843,000 and $5,389,000 for the six months ended March 31, 2013 and 2014 (unaudited), respectively.

8. Property, Plant and Equipment

The following is a summary of property, plant and equipment as of September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited) (in thousands):

	2011	2012	2013	2014
Land	$1,041	976	1,126	1,126
Buildings and improvements	20,272	29,348	31,346	31,810
Machinery and equipment	20,603	22,900	24,778	24,972
Transportation equipment	7,769	10,008	10,687	10,864
Construction-in-progress	2,993	2,590	355	923

	52,678	65,822	68,292	69,695
Less accumulated depreciation	(32,041)	(34,691)	(38,673)	(40,612)

Property, plant and equipment, net	$20,637	31,131	29,619	29,083

Depreciation expense for property, plant and equipment for the years ended September 30, 2011, 2012 and 2013, was approximately $2,846,000, $3,067,000, and $4,176,000, respectively, and $2,048,000 and $2,119,000 for the six months ended March 31, 2013 and 2014 (unaudited), respectively, after reclassification to discontinued operations.

9. Other Assets

Other assets consisted of the following as of September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited) (in thousands):

	2011	2012	2013	2014
Due from related party	$15,662	15,662	—	—
Long-term portion of receivables- sales type leases	6,572	2,531	—	—
Other	3,773	1,689	1,555	1,555

Total other assets	$26,007	19,882	1,555	1,555

10. Related Party Debt

The Company participates with its Parent in a credit agreement (the “Credit Agreement”), as amended, most recently on February 15, 2013, with a group of lenders (the “Lenders”), including Bank of America, N.A. (the “Administrative Agent”), which enables the Parent to borrow up to the lesser of a maximum principal amount or a defined borrowing base. At September 30, 2013, the Parent’s maximum principal amount was $350 million and its total defined borrowing base was $834 million. At September 31, 2013 and March 31, 2014 (unaudited), the Parent’s outstanding indebtedness was $186 million and $239.8 million, respectively. At September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited), the Company’s share of the Parent’s borrowing under the Credit Agreement was $64,307,000, $105,234,000, $94,313,000 and $95,803,000, respectively.

Advances under the Credit Agreement are due and payable on March 31, 2016, with interest payable periodically at varying interest rates, at the Parent’s option, based on either the Administrative Agent’s prime rate or the London Interbank Offered Rate (“LIBOR”), the duration of the applicable borrowing, and the Parent’s defined leverage ratio. Commitment fees on the Parent’s unused available portion of the Credit Agreement vary from .2% to .4% depending on the Parent’s defined leverage ratio.

The Credit Agreement includes covenants which, among other things, creates a maximum leverage ratio and imposes restrictions with respect to additional indebtedness, investments, liens, capital expenditures, and restricted payments. As of September 30, 2011, 2012 and 2013 and March 31, 2014, the Parent was in compliance with the covenants.

Repayment of advances under the Credit Agreement are guaranteed by, and secured by, a 100% equity interest in certain of the Parent’s domestic subsidiaries, and a 65% equity interest in foreign subsidiaries. As of September 30, 2013 and March 31, 2014 (unaudited), the Company’s average interest rate under the Credit Agreement was 1.4724% and 1.6191%, respectively.

The Company paid interest to its Parent of approximately $3,074,000, $3,019,000 and $2,199,000 for the years ended September 30, 2011, 2012 and 2013, respectively, and $1,210,000 and $995,000 for the six months ended March 31, 2013 and 2014 (unaudited), respectively.

11. Commitments and Contingencies

Non-Cancellable Operating Leases

The Company has entered into certain non-cancelable operating leases that have initial or remaining lease terms of one year or more. Future minimum rental payments as of September 30, 2013, on these leases for each of the next five years and thereafter ending September 30, are as follows (in thousands):

2014	$936
2015	541
2016	159
2017	50
2018 and thereafter	—

Total	$1,686

Rental expense on these leases was approximately $1,538,000, $1,072,000 and $1,235,000 for the years ended September 30, 2011, 2012, and 2013, respectively, and $624,000 and $649,000 for the six months ended March 31, 2013 and 2014 (unaudited), respectively.

Tax Returns

The Company’s Parent is subject to audits of its tax returns for federal and state taxes. The Parent is currently not going through any such audits.

The Parent’s federal tax returns for fiscal years after 2010 are subject to examination by appropriate tax authorities.

Litigation

The Company is involved in several legal proceedings arising in the ordinary course of business. Management, after review and consultation with legal counsel, believes that the ultimate success of the legal proceedings is reasonably possible or remote and the ultimate aggregate liability, if any, resulting from such proceedings will not be material to the consolidated financial position of the Company.

12. Income Taxes

The Parent, the Company, and other domestic subsidiaries of the Parent file a consolidated income tax return. As a result, the Parent and the Company have entered into an income tax sharing arrangement whereby the Company is allocated its share of taxable income and expenses and the Company pays (receives) its share of income taxes expenses (benefits) to (from) the Parent.

Provision for income tax expense (benefit) for the years ended September 30, 2011, 2012 and 2013, and for the six months ended March 31, 2013 and 2014 (unaudited) consisted of the following (in thousands):

	Years Ended September 30,			Six Months Ended March 31,
	2011	2012	2013	2013	2014
Federal income tax expense (benefit):
Current	$(2,947)	(3,256)	6,230	6,079	8,577
Deferred	13,031	19,470	12,205	5,661	(1,752)

Federal income tax expense	10,084	16,214	18,435	11,740	6,825

State income tax expense (benefit):
Current	—	979	800	1,228	486
Deferred	—	(2,118)	(182)	(364)	16

State income tax expense	1,353	(1,139)	618	864	502

Foreign income tax expense:
Current	—	—	—	—	98
Deferred	—	—	—	—	—

Foreign income tax expense	—	—	—	—	98

Total income tax expense	$11,437	15,075	19,053	12,604	7,425

A reconciliation between the expected tax expense and the income tax provisions for the years ended September 30, 2011, 2012 and 2013, and for the six months ended March 31, 2013 and 2014 (unaudited) is as follows (in thousands):

	Years Ended September 30,			Six Months Ended March 31,
	2011	2012	2013	2013	2014
Expected tax expense using the U.S. current Federal statutory rate:	$11,151	16,109	19,556	11,580	6,848
Domestic production deduction	(586)	—	(594)	(318)	(318)
State income taxes	(655)	(231)	(290)	(302)	(176)
Non-deductible items:
Foreign subsidiary gain	(60)	(176)	98	7	77
Deferred compensation	132	387	251	100	160
Meals, entertainment and other	57	103	106	100	94
Other	45	22	(692)	573	140

Provision for:
Federal income taxes	10,084	16,214	18,435	11,740	6,825
State income taxes	1,353	(1,139)	618	864	502
Foreign income taxes	—	—	—	—	98

Provision for income taxes	$11,437	15,075	19,053	12,604	7,425

The tax effect of temporary differences that give rise to significant portions of the current deferred income tax assets and noncurrent deferred income tax liabilities as of September 30, 2011, 2012 and 2013 and March 31, 2014 (unaudited) are as follows (in thousands):

	2011	2012	2013	2014
Deferred income tax assets:
Accounts receivable allowance	$189	129	184	177
Self-insurance	464	390	174	213
Warranty reserve	172	472	607	670
Accrued compensation	956	830	1,012	1,860
Stock compensation	595	781	808	896
Inventory allowance	701	525	1,062	957
Unicap	65	66	97	97
Other	65	97	59	—

Total deferred income tax assets	3,207	3,290	4,003	4,870

Deferred income tax liabilities:
Rental and property and equipment, primary due to differences in depreciation methods	78,356	96,082	108,974	110,182
Other	3,557	3,266	3,110	3,126

Total deferred income tax	81,913	99,348	112,084	113,308

Net deferred income tax liability	$78,706	96,058	108,081	108,438

A valuation allowance is provided when, more likely than not, some portion of the deferred tax assets will not be realized. Management believes that taxable income of the Company will, more likely than not, be sufficient to fully recognize deferred tax assets.

During the years ended September 30, 2011, 2012 and 2013, the Company made federal income tax payments to the Parent of approximately $1,200,000, $-0-, and $7,954,000, respectively, and state income tax payments of approximately $471,000, $669,000 and $696,000, respectively. During the six months ended

March 31, 2013 and 2014 (unaudited), the Company made federal income tax payments to the Parent of approximately $3,875,000 and $1,800,000, respectively, and state income tax payments of approximately $75,000 and $390,000, respectively.

13. Employee Benefit Plans

The Parent has established a defined contribution plan (the “Plan”) under Section 401(k) of the Internal Revenue Code. The Plan allows substantially all employees to defer up to 100% (subject to applicable limitations) of their income on a pre-tax basis through contributions to the Plan. In accordance with the Plan, the Company may, at its option and subject to applicable limitations, match employee contributions up to a maximum of 100% of the employee’s income.

Employees become vested in the Company’s contributions over a four year period or upon death, disability, or attainment of age 59-1/2. The Company’s total 401(k) matching contributions were approximately $1,495,000, $2,062,000 and $2,217,000 for the years ended September 30, 2011, 2012 and 2013, respectively, and $1,315,000 and $1,218,000 for the six months ended March 31, 2013 and 2014 (unaudited), respectively.

14. Capital Stock and Stock Options

As discussed in Note 2, the Parent has granted incentive stock options to purchase shares of common stock to executive officers and key employees of the Company.

The exercise price of these options is the fair market value of the common stock at the date of grant, based on independent third party and consistently applied internal appraisals, generally determined at 50-62% of the Parent’s then book value (subject to certain adjustments) at the date of grant. The options are exercisable six months after the date of grant and expire ten years after the date of grant.

Any shares of common stock purchased upon exercise of an incentive stock option are subject to a buy-sell agreement. Under the buy-sell agreements, the related common shares may only be sold back to the Parent, based on the Parent’s then adjusted book value per share, subject to certain adjustments, and multiplied by a vesting percentage ranging from 57.49% to 100% and with a vesting period ranging from five to eight years. In addition, the Parent must purchase the shares of common stock upon the officer’s or employee’s resignation, termination, death or disability, or upon a change of control, and, assuming the option is exercised, the Parent may call the shares five to eight years after the date of grant.

The Parent’s stock option and stock option exercise price activity, relating to options issued to the Company’s executive officers and key employees for the years ended September 30, 2011, 2012, 2013 and for the six months ended March 31, 2014 (unaudited), are as follows:

	2011	2012	2013	2014
Stock Option Activity:
Options outstanding, beginning of period	2,475	2,775	3,155	2,465
Options granted	400	480	430	575
Options exercised	(100)	(100)	(1,120)	—

Options outstanding, end of period	2,775	3,155	2,465	3,040

Stock Option Exercise Prices:
Options outstanding, beginning of period	$113-980	180-980	360-1,070	360-1,290
Options granted	970	1,070	1,290	1,430
Options exercised	113	180	1,360	—

Options outstanding, end of period	$180-980	360-1,070	360-1,290	360-1,430

15. Major Customer and Suppliers

For the years ended September 30, 2011, 2012 and 2013, the Company had revenues from a major customer of approximately $11,000,000, $94,000,000 and $108,000,000 respectively, and $80,000,000 and $17,700,000 for the six months ended March 31, 2013 and 2014 (unaudited), respectively.

For the years ended September 30, 2011, 2012 and 2013, the Company made purchases from a major third party supplier of approximately $35,500,000, $36,200,000 and $27,200,000, respectively, and from a related party of approximately $22,200,000, $47,300,000 and $26,200,000, respectively.

For the six months ended March 31, 2013 and 2014 (unaudited), the Company made purchases from a major third party supplier of approximately $15,500,000 and $22,500,000, respectively, and from a related party of approximately $14,300,000 and $19,900,000, respectively.

16. Related Party Transactions

The Company’s affiliate, Warren Administration Company, a wholly-owned subsidiary of the Parent, provides various shared services for all of the Parent’s subsidiaries. These include legal, human resources, treasury, credit, risk management, tax, air transportation, safety, and environmental services. In addition, Warren Administration Company serves as a clearinghouse for certain of the Company’s expenses that are directly attributable to the Parent’s subsidiaries. These include expenses for employee benefit programs, insurance programs, and vehicle fleet management. These costs are paid by Warren Administration Company then invoiced to subsidiaries for their specific amount.

For the years ended September 30, 2011, 2012 and 2013 and for the six months ended March 31, 2013 and 2014 (unaudited), the Company’s cost for these services were as follows (in thousands):

	Years Ended September 30,			Six months Ended March 31,
	2011	2012	2013	2013	2014
Shared services	$2,193	2,405	2,853	1,491	1,532
Benefits	9,865	11,793	12,499	6,663	7,596
Insurance	1,105	1,277	1,272	957	662
Vehicle costs	5,254	6,192	6,270	3,182	2,903
Other	186	397	255	181	409

	$18,603	22,064	23,149	12,474	13,102

For the years ended September 30, 2011, 2012 and 2013, sales to affiliates were approximately $158,000, $143,000 and $182,000, respectively, and purchases from affiliates were approximately $25,576,000, $51,776,000 and $34,487,000 and $5,176,000, respectively.

For the six months ended March 31, 2013 and 2014 (unaudited), sales to affiliates were approximately $122,000 and $23,000, respectively, and purchases from affiliates were approximately $30,470,000 and $21,854,000, respectively.

In 2012, Warren Administration Company began leasing real estate from the Company. For the years ended September 30, 2012 and 2013, the Company’s lease revenue was $93,000 and $370,000, respectively. For the six months ended March 31, 2013 and 2014 (unaudited), the Company’s lease revenue was $185,000 for both periods.

17. Discontinued Operations

As discussed in Note 1, the Company formed CSA in 2010, but had no significant operations in Australia until July 2011 when CSA purchased an existing business for $5,059,000. Since July 2011, CSA has been primarily engaged in the manufacture and sale of power generation equipment and providing repairs and maintenance activities for natural gas compression equipment. In September 2012, the Company decided to discontinue CSA’s manufacturing segment located in Roma and focus its efforts on repairs and maintenance.

In September 2012, the Company estimated a provision for exit costs related to the discontinued manufacturing segment which is reflected in the gain (loss) from discontinued operations. In the year ended September 30, 2013, the provision was adjusted to reflect actual exit costs and the change is reflected in income (loss) from discontinued operations.

The assets of the discontinued segment consisted of the following at September 30, 2011 and 2012 (in thousands):

	2011	2012
Inventories	$448	36
Property, plant and equipment	916	312

Assets of discontinued operations held for sale included in other current assets	$1,364	348

Income (loss) from discontinued operations consisted of the following for the years ended September 30, 2011, 2012 and 2013 (in thousands):

	2011	2012	2013
Revenue	$464	479	—
Cost of sales	404	5,727	—

Gross income (loss)	60	(5,248)	—
Selling, general and administrative expenses	(1,318)	(1,561)	—
Interest and other income, net	(130)	39	—
Impairment on equipment and goodwill	—	(2,188)	—
Early termination of lease	—	(1,095)	—
Severance pay	—	(275)	—
Inventory write-down	—	(507)	—
Gain on sale of assets held for resale	—	—	129
Other discontinuing exiting costs	—	(518)	144

Income (loss) from discontinued operations	$(1,388)	(11,353)	273

Cash flow from discontinued operations consisted of the following for the years ended September 30, 2011, 2012 and 2013 (in thousands):

	2011	2012	2013
Cash flows from discontinued operating activities:
Income (loss) from discontinued operations	$(1,388)	(11,353)	273
Depreciation	—	382	—
Impairment	—	2,188	—
Deferred revenue	—	(327)	—
Gain on sale of assets held for sale	—	—	(129)
Assets transferred and liabilities assumed by continuing operations	—	3,557	(449)
Amortization of other assets	—	464	—
(Increase) decrease in operating assets:
Trade accounts receivable	1,683	632	—
Inventories	—	2,534	—
Prepaid expenses	—	156	—
Other current assets	—	2,178	—
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	—	(633)	(144)

Net cash provided by (used in) discontinued operating activities	295	(222)	(449)

Cash flows from discontinued investing activities:
Additions to property, plant and equipment	—	(73)	—
Proceeds from sale of assets held for resale	—	—	449

Net cash provided by (used in) discontinued investing activities	—	(73)	449

Net increase (decrease) in cash	295	(295)	—
Cash at beginning of year—discontinued operations	—	295	—

Cash at end of year—discontinued operations	$295	—	—

18. Subsequent Events

The Company has evaluated subsequent events through December 13, 2013, the date the financial statements were available to be issued.

PROSPECTUS

Common Units Representing Limited Partner Interests Other Classes of Units Representing Limited Partner Interests

COMPRESSCO FINANCE INC.

Debt Securities

Guarantees

We may from time to time, in one or more offerings, offer and sell (i) common units representing limited partner interests in Compressco Partners, L.P. (“common units”), (ii) other classes of units representing limited partner interests in Compressco Partners, L.P. (“other units”) and (iii) debt securities as described in this prospectus (“debt securities”). The debt securities will be issued by Compressco Partners, L.P. and Compressco Finance Inc. may act as co-issuer of the debt securities and the debt securities may be guaranteed by all, but not less than all, of our non-minor subsidiaries as defined in Rule 3-10(f) of Regulation S-X. We refer to the common units, the debt securities and the other units collectively as the “securities.” The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $500,000,000.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

You should read this prospectus and any applicable prospectus supplement and the documents incorporated by reference herein or therein carefully before you invest in any of our securities. You should also read the documents we have referred you to in the “Where You Can Find More Information” and “Information We Incorporate by Reference” sections of this prospectus for information about us, including our financial statements. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

Our common units are listed on the NASDAQ Global Market, or NASDAQ, under the symbol “GSJK.” We will provide information in the related prospectus supplement for the trading market, if any, for any other securities that may be offered.

Investing in our securities involves a high degree of risk. You should carefully consider the risks relating to investing in our securities and each of the other risk factors described under “Risk Factors” on page 5 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS MAY 9, 2014

In making your investment decision, you should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this prospectus. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may over time, in one or more offerings, offer and sell up to $500,000,000 in total aggregate offering price of any combination of the securities described in this prospectus.

This prospectus provides you with a general description of Compressco Partners, L.P. and the securities that are registered hereunder that may be offered by us. Each time we sell any securities offered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. Any prospectus supplement may also add to, update or change information contained in this prospectus. To the extent information in this prospectus is inconsistent with the information contained in a prospectus supplement; you should rely on the information in the prospectus supplement.

The information in this prospectus is accurate as of its date. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC and is accurate as of the date stated in such report. Before you invest in our securities, you should carefully read this prospectus, including the “Risk Factors,” any prospectus supplement, the information incorporated by reference in this prospectus and any prospectus supplement (including the documents described under the heading “Where You Can Find More Information” in both this prospectus and any prospectus supplement) and any additional information you may need to make your investment decision.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their Public Reference Room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or on our website at http://www.compressco.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

The documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K), including all such documents we may file with the SEC after the date on which the registration statement that includes this prospectus was initially filed with the SEC, are incorporated by reference in this prospectus until the termination of all offerings under this registration statement:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 14, 2014;

•	the description of our common units contained in the Registration Statement on Form 8-A, filed on June 3, 2011; and

•	our Current Report on Form 8-K filed on January 21, 2014.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Compressco Partners, L.P.

101 Park Avenue, Suite 1200

Oklahoma City, OK 73102

(405) 677-0221

You should rely only on the information contained in, or incorporated by reference in, this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than its respective date.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus or in any accompanying prospectus supplement, other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our plans, strategies, prospects and expectations concerning our business, results of operations and financial condition. You can identify many of these statements by looking for words such as “assume,” “may,” “will,” “should,” “goal,” “anticipate,” “expect,” “estimate,” “could,” “believes,” “seeks,” “plans,” “intends,” “projects” or “targets” and similar expressions that convey the uncertainty of future events or outcomes.

Known material factors that could cause our actual results to differ from those in these forward-looking statements are described below and in “Risk Factors” in this prospectus or any prospectus supplement. Important factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include, among other things:

•	the prices, demand for, and production of natural gas;

•	economic and operating conditions that are outside our control, including changes in the global economic environment;

•	the levels of competition we encounter;

•	our ability to make cash distributions to holders of our common units at the current quarterly distribution rate;

•	the volatility of sales of compressor packages;

•	budgetary constraints and ongoing violence in Mexico;

•	our dependency on significant customers, including PEMEX;

•	complexities involving our growth in foreign countries;

•	risks related to our growth strategy;

•	our ability to retain management and personnel;

•	our dependency on particular suppliers;

•	restrictions and growth limitations as a result of our revolving credit facility and the availability of financing;

•	foreign currency and interest rate risks;

•	environmental regulatory risks;

•	internal control risks;

•	the impact of uninsured losses; and

•	possible impairment of long-lived assets, including goodwill.

If one or more of these risks or uncertainties materialize or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus or incorporated by reference herein, including those described in the “Risk Factors” section of our most recent Annual Report on Form 10-K and, to the extent applicable, our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any prospectus supplement. The risk factors and other factors included in this prospectus, any prospectus supplement or incorporated by reference herein or therein could cause our actual results to differ materially from those contained in any forward-looking statement.

All forward-looking statements included in this prospectus, any prospectus supplement and the documents we incorporate by reference herein and therein are expressly qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date of this prospectus or, in the case of forward-looking statements contained in any document incorporated by reference, the date of such document, and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

WHO WE ARE

In this prospectus, unless the context indicates otherwise, when we refer to “we,” “us,” “our,” and “the Partnership,” we are describing Compressco Partners, L.P. and its wholly owned subsidiaries on a consolidated basis. References to “Compressco Partners GP” or “our general partner” refer to our general partner, Compressco Partners GP Inc.

General

We are a Delaware limited partnership engaged in providing compression-based production enhancement services, which are used in both conventional wellhead compression applications and unconventional compression applications and, in certain circumstances, well monitoring and sand separation services. We provide our services to a broad base of natural gas and oil exploration and production companies operating throughout many of the onshore producing regions of the United States. We also have significant operations in Mexico and Canada and a growing presence in certain countries in South America, Europe, and the Asia-Pacific region.

Organizational History, Limited Partnership Structure and Management

At the completion of our initial public offering in June, 2011, TETRA contributed to us substantially all of the business, operations, and related assets and liabilities that comprised our predecessor. As a result of the formation transactions that occurred in connection with the Offering, TETRA has a significant economic interest in us through its ownership of common units, subordinated units, and its indirect general partner interest that, as of April 21, 2014, represent an aggregate ownership interest in us of approximately 81.7%, as well as incentive distribution rights. As of April 21, 2014, common units held by the public represent approximately a 18.3% ownership interest in us.

Initially, our general partner had a 2.0% general partner interest in us. Our general partner has the right, but not the obligation to contribute a proportionate amount of capital to us to maintain its general partner interest. Since our initial public offering, our general partner has not elected to make additional capital contributions to us to maintain its initial 2.0% interest. As a result, our general partner’s initial 2.0% interest has been reduced to a 1.997% general partner interest and may be further reduced if we issue additional limited partner interests in the future and our general partner does not contribute a proportionate amount to maintain its interest.

Pursuant to our First Amended and Restated Agreement of Limited Partnership, our general partner has the sole responsibility for conducting our business and managing our operations. As a result, we rely on our general partner’s board of directors and executive officers to manage our operations and make decisions on our behalf. Our general partner is an indirect, 100% owned subsidiary of TETRA. Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect our general partner or its directors. All of our general partner’s directors are elected by TETRA. Our general partner does not receive any management fee in connection with its management of our business. However, our general partner may receive incentive distributions resulting from holding incentive distribution rights.

Compressco Finance Inc. was incorporated under the laws of the State of Delaware in 2014, is 100% owned by Compressco Partners Sub, Inc., a wholly owned subsidiary of Compressco Partners, L.P., and has no assets or current operations and has been formed for the sole purpose of acting as a co-issuer of debt securities and therefore falls within the meaning of a “minor” subsidiary under Rule 3-10(h) of Regulation S-X. Its activities are limited to co-issuing debt securities and engaging in other activities incidental thereto.

Our principal executive offices are located at 101 Park Avenue, Suite 1200, Oklahoma City, OK 73102, and our telephone number is (405) 677-0221. Our website is http://www.compressco.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

For additional information as to our business, properties and financial condition please refer to the documents cited in “Information We Incorporate by Reference.”

RISK FACTORS

An investment in our securities involves a significant degree of risk. You should carefully consider the risk factors and all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this prospectus and any prospectus supplement, including those in our most recent Annual Report on Form 10-K as updated by our quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein, in evaluating an investment in the securities. If any of these risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The table below sets forth our ratio of earnings to fixed charges and preference dividends for the periods presented. During the periods presented, we had no preference equity securities outstanding. Therefore, for each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same.

	Compressco Predecessor		Compressco Partners
	Year Ended December 31,		Year Ended December 31,
	2009	2010	2011	2012	2013
Ratio of earnings to fixed charges	1.89x	1.21x	2.78x	86.93x	29.48x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and

•	“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.

USE OF PROCEEDS

Except as otherwise provided in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities covered by this prospectus for general partnership purposes, including repayment of debt, acquisitions, capital expenditures and additions to working capital.

The actual application of proceeds we receive from any particular primary offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

DESCRIPTION OF THE UNITS AND THE PREFERRED UNITS

The Units

The common units and the subordinated units (“units”) are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common and subordinated units in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties. Computershare Trust Company, N.A., serves as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the proper completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a properly completed transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is entitled to be admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	executes and agrees to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement.

A transferee that executes and delivers a properly completed transfer application will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may, but is not obligated to, complete, execute and deliver a transfer application. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a properly completed transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a properly completed transfer application:

•	will not receive cash distributions;

•	will not be allocated any of our income, gain, deduction, losses or credits for federal income tax or other tax purposes; and

•	may not receive some federal income tax information or reports furnished to record holders of common units;

unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification as to itself and any beneficial holders.

The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and deliver a properly completed transfer application to the transfer agent. Please read “The Partnership Agreement — Status as Limited Partner.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Number of Common and Subordinated Units

As of April 21, 2014 we had outstanding 9,279,293 common units and 6,273,970 subordinated units. Our common units are traded on the NASDAQ under the symbol “GSJK.” There is currently no established public trading market for our subordinated units.

The Preferred Units

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and with the designations, preferences, rights, powers and duties established by our general partner without the approval of any of our limited partners. In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that have special voting rights to which our common units or subordinated units are not entitled. As of the date of this prospectus, we have no preferred units outstanding.

Should we offer preferred units under this prospectus, a prospectus supplement relating to the particular series of preferred units offered will include the specific terms of those preferred units, including, among other things, the following:

•	the designation, stated value and liquidation preference of the preferred units and the number of preferred units offered;

•	the price at which the preferred units will be issued;

•	the conversion or exchange provisions of the preferred units;

•	any redemption or sinking fund provisions of the preferred units;

•	the distribution rights of the preferred units, if any;

•	a discussion of any additional material federal income tax considerations regarding the preferred units; and

•	any additional rights, preferences, privileges, limitations and restrictions of the preferred units.

DESCRIPTION OF PARTNERSHIP SECURITIES

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner without the approval of any limited partners.

In accordance with Delaware law and the provisions of our partnership agreement, we also may issue additional partnership interests that, if approved by our general partner, have special voting rights to which the common units are not entitled.

The following is a description of the general terms and provisions of our partnership securities. The particular terms of any series of partnership securities will be described in the applicable prospectus supplement and the amendment to our partnership agreement, if necessary, relating to that series of partnership securities, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such series of partnership securities. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below.

Our general partner is authorized to approve the issuance of one or more series of partnership securities without further authorization of the limited partners and to fix the number of securities, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable prospectus supplement will set forth the number of securities, particular designation, relative rights and preferences and the limitations of any series of partnership securities in respect of which this prospectus is delivered. The particular terms of any such series may include the following:

•	the maximum number, if any, of securities to constitute the series and the designation and ranking thereof;

•	the distribution rate, if any, on securities of the series, whether such rate is fixed or variable or both, the dates from which distributions will begin to accrue or accumulate, whether distributions will be cumulative and whether such distributions will be paid in cash, securities or otherwise;

•	whether the securities of the series will be redeemable and, if so, the price and the terms and conditions on which the securities of the series may be redeemed, including the time during which securities of the series may be redeemed and any accumulated distributions thereof that the holders of the securities of the series will be entitled to receive upon the redemption thereof;

•	the liquidation preference, if any, applicable to securities of the series;

•	the terms and conditions, if any, on which the securities of the series will be convertible into, or exchangeable for, securities of any other class or classes of partnership securities, including the price or prices or the rate or rates of conversion or exchange and the method, is any, of adjusting the same; and

•	the voting rights, if any, of the securities of the series.

Partnership securities will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The prospectus supplement will contain, if applicable, a description of the material United States federal income tax consequences relating to the purchase and ownership of the series of partnership securities offered by the prospectus supplement. The transfer agent, registrar and distributions disbursement agent for the partnership securities will be designated in the applicable prospectus supplement.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General. Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of available cash. Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business after the end of the quarter;

•	comply with applicable law, any of our future debt instruments or other agreements; and

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for future distributions unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages for such quarter);

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are borrowings that are made under a credit agreement, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings. We may borrow funds to pay quarterly distributions to our unitholders.

Intent to distribute the minimum quarterly distribution. We intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3875 per unit, or $1.55 on an annualized basis, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General partner interest and incentive distribution rights. Initially, our general partner was entitled to 2.0% of all quarterly distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Since our initial public offering, our general partner has not elected to make additional capital contributions to us to maintain its initial 2.0% interest. As a result, our general partner’s initial 2.0% interest in our distributions has been reduced to 1.997% and may be further reduced if we issue additional limited partner units in the future (other than the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of approximately 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.445625 per unit per quarter. The maximum distribution of approximately 50.0% includes distributions paid to our general partner on its general partner interest and assumes that our general partner has maintained, and will continue to maintain, its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on limited partner units that it owns.

Operating Surplus and Capital Surplus

General. All cash distributed will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating surplus. Operating surplus for any period consists of:

•	$15 million (as described below); plus

•	all of our cash receipts beginning June 20, 2011, the closing date of our IPO, excluding cash from interim capital transactions, which include the following:

•	borrowings (including sales of debt securities) that are not working capital borrowings;

•	sales of equity interests;

•	sales or other dispositions of assets outside the ordinary course of business; and

•	capital contributions received; plus

•	working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•	cash distributions paid on equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of the construction, acquisition or improvement of a capital improvement (such as equipment or facilities) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•	cash distributions paid on equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the capital improvements referred to above; less

•	all of our operating expenditures (as defined below) after the closing of our IPO; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $15 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in the partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner and its affiliates, officer compensation, repayment of working capital borrowings, debt service payments and maintenance capital expenditures (as defined below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures (as defined below);

•	investment capital expenditures (as defined below);

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital surplus. Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of cash distributions. Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since June 20, 2011, the closing date of our IPO, equals the operating surplus from June 20, 2011 through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but expansion capital expenditures, actual maintenance capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those capital expenditures required to maintain our long-term operating capacity and/or operating income. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity or operating income over the long term. Expansion capital expenditures will also include interest (and related fees) on debt incurred to finance all or any portion of the construction of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described above, neither investment capital expenditures nor expansion capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset (such as gathering compressors) in respect of the period that begins when we enter into a binding obligation to commence construction of the capital asset and ending on the earlier to occur of the date the capital asset commences commercial service or the date that it is abandoned or disposed of, such interest payments are also not subtracted from operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner.

Subordination Period

General. Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3875 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination period. The subordination period began on June 20, 2011, the closing date of our IPO, and, except as described below, will expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2014, if each of the following has occurred:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units and the related distribution on the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the general partner interest; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early termination of subordination period. Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day after the distribution to unitholders in respect of any quarter, if each of the following has occurred:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units and the related distribution on the general partner interest equaled or exceeded $2.325 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.325 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units on a fully diluted weighted average basis and the related distribution on the general partner interest and incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration upon removal of the general partner. In addition, if the unitholders remove our general partner other than for cause:

•	the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the subordination period. When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions of available cash.

Adjusted operating surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for any period consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions of Available Cash From Operating Surplus During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner has maintained, and will continue to maintain, its 2.0% general partner interest and that we do not issue additional classes of equity interests.

Distributions of Available Cash From Operating Surplus After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner has maintained, and will continue to maintain, its 2.0% general partner interest and that we do not issue additional classes of equity interests.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially was entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Since our initial public offering, our general partner has not elected to make additional capital contributions to maintain its initial 2.0% interest. As a result, our general partner’s initial 2.0% interest has been reduced to a 1.997% general partner interest. Our general partner’s interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its partner interest. Our partnership agreement does not require that the general partner fund its capital contribution with cash and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its percentage general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that our general partner has maintained, and will continue to maintain, its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.445625 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.484375 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.581250 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal percentage interest in distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total quarterly distribution per unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its initial 2.0% general partner interest, assume our general partner has contributed any additional capital to maintain its 2.0% general partner interest and has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total quarterly distributions per unit	Marginal percentage interest in distributions
		Unitholders	General partner
Minimum Quarterly Distribution	$0.3875	98.0%	2.0%
First Target Distribution	up to $0.445625	98.0%	2.0%
Second Target Distribution	above $0.445625 up to $0.484375	85.0%	15.0%
Third Target Distribution	above $0.484375 up to $0.58125	75.0%	25.0%
Thereafter	above $0.58125	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event are above the reset first target distribution described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity”

value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. Our general partner’s general partner interest in us will be maintained at the percentage immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (i) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (ii) the average of the amount of cash distributed per common unit during each of these two quarters.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher amounts such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The preceding discussion is based on the assumptions that our general partner has maintained, and will continue to maintain, its 2.0% general partner interest and that we do not issue additional classes of equity interests.

Our general partner is entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How distributions from capital surplus will be made. Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion assumes that our general partner has maintained, and will continue to maintain, its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Effect of a distribution from capital surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

If we reduce the minimum quarterly distribution to zero, all future distributions will be made such that 50.0% will be paid to the holders of units and 50.0% to our general partner. The percentage interests shown for our general partner include its initial 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price as described below; and

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution.

For example, if a two-for-one split of the units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if, as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (i) available cash for that quarter, plus (ii) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of adjustments for gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (i) the initial unit price; (ii) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (iii) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (i) the initial unit price; and (ii) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (i) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (ii) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the unitholders, pro rata, and 2.0% to our general partner, for each quarter of our existence;

•	fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (i) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (ii) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (i) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (ii) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The preceding discussion assumes that our general partner has maintained, and will continue to maintain, its 2.0% general partner interest, that we do not issue additional classes of equity securities and the general partner has not transferred its incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that clause (iii) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of adjustments for losses. If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98.0% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

The preceding discussion is based on the assumptions that our general partner has maintained, and will continue to maintain, its 2.0% general partner interest and that we do not issue additional classes of equity interests.

If the liquidation occurs after the end of the subordination period, the distinction between common and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to capital accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional partnership units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for U.S. federal income tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional partnership units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions”;

•	with regard to the duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Units and the Preferred Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Our partnership was organized on October 31, 2008 and will have a perpetual existence.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that without the approval of unitholders holding at least 90% of the outstanding units (including units held by our general partner and its affiliates) voting as a single class, our general partner shall not cause us to take any action that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner, in its individual capacity, has the ability to cause us and our subsidiaries to engage in activities other than the business of gathering, compressing and treating natural gas, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units, subordinated units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

For a discussion of our general partner’s right to contribute capital to maintain its initial 2% general partner interest if we issue additional units, please read “—Issuance of Additional Partnership Interests.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2022 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2022. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right.

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner, its affiliates, their direct transferees and their indirect transferees approved by our general partner in its sole discretion or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement), any partnership interest or the duties, obligations or liabilities among limited partners or of limited partners, or the rights or powers of, or restrictions on, the limited partners or us;

•	asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, or other similar applicable statutes;

•	asserting a claim arising out of any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Act relating to the Partnership or the partnership agreement; and

•	arising out of the federal securities laws of the U.S. or securities or antifraud laws of any governmental authority;

shall be exclusively brought in the Court of Chancery of the State of Delaware or if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act is limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if a court were to determine that the right, or exercise of the right, by the limited partners as a group to take any action under the partnership agreement constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in several states and foreign countries and we may have subsidiaries that conduct business in other states and foreign countries in the future. Maintenance of our limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Upon issuance of additional partnership interests (other than the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) our general partner is entitled, but not required, to make additional capital contributions to the extent necessary to maintain its general partner interest in us. Our general partner’s interest in us will be reduced if we issue additional units in the future (other than in those circumstances described above) and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest. Since our initial public offering, out general partner has not elected to make additional capital contributions to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates and beneficial owners, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General. Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the bullets above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates).

No unitholder approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

a) a change in our name, the location of our principal place of business, our registered agent or our registered office;

b) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

c) a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

d) any amendments that our general partner determines:

•	do not adversely affect the limited partners considered as a whole (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in the prospectus used in our IPO or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement;

e) a change in our fiscal year or taxable year and related changes;

f) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

g) an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

h) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

i) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

j) any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

k) conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

l) any other amendments substantially similar to any of the matters described above.

Opinion of counsel and unitholder approval. Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners requires the approval of at least a majority of the class or classes so affected, but no vote is required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units requires the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action, other than to remove the general partner or call a meeting, is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that increases the voting percentage required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be increased. For amendments of the type not requiring unitholder approval, our general partner is not required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of the limited partners), each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests (other than the incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in-kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2021 without obtaining the approval of the holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2021 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units or a majority of our subordinated units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•	the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner has the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner or its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all of its or its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner interest to another person prior to June 30, 2021 without the approval of the holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may, at any time, transfer its common units or subordinated units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, the owners of our general partner may sell or transfer all or part their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

Our general partner and its affiliates may, at any time, transfer common units, subordinated units or incentive distribution rights to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units or incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of partnership units, that person or group loses voting rights on all of its partnership units. This loss of voting rights does not apply in certain circumstances. Please read “— Meetings; Voting.”

Our partnership agreement also provides that, if our general partner is removed under circumstances where cause does not exist and the general partner interest held by our general partner and its affiliates are not voted in favor of that removal, our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for that interest based on the fair market value of that interest at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 90% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners thereof or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of partnership units then outstanding, record holders of partnership units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved (at the time of transfer) transferee of our general partner or its affiliates and purchasers specifically approved by our general partner in its sole discretion, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a manager, managing member, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•	any person who is or was serving as a manager, managing member, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all expenses they incur or payments they make on our behalf. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 90 days (or such shorter time as required by SEC rules) after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days (or such shorter time as required by SEC rules) after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership and related amendments and any powers of attorney under which they have been executed;

•	information regarding the status of our business and our financial condition; and

•	any other information regarding our affairs as the general partner determines in its sole discretion is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts, commissions and structuring fees.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including TETRA, Compressco, Inc. (“Compressco”) and their subsidiaries) on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions taken by our general partner that, without those limitations, might constitute breaches of its fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As required by our partnership agreement, the board of directors of our general partner will maintain a conflicts committee of at least two independent directors. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith, provided that, if our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will conclusively be deemed that, in making its decision, the board of directors acted in good faith and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors that it determines in good faith to be appropriate when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to reasonably believe he is acting in the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

TETRA and its affiliates are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses, which in turn could adversely affect our results of operations and cash available for distribution to our unitholders.

Neither our partnership agreement nor the omnibus agreement between TETRA, our general partner and us will prohibit TETRA and its affiliates from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, TETRA and its affiliates may acquire compression-based services business or assets in the future, without any obligation to offer us the opportunity to purchase any of that business or those assets.

TETRA has significantly greater financial resources than we do, which may make it more difficult for us to compete with TETRA and its affiliates with respect to commercial activities as well as for acquisitions candidates. As a result, competition from TETRA and its affiliates could adversely affect our results of operations and cash available for distribution.

Neither our partnership agreement nor any other agreement requires TETRA or Compressco to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. TETRA’s directors have a fiduciary duty to make these decisions in the best interests of the holders of TETRA’s common stock, which may be contrary to our interests. In addition, Compressco’s officers and directors owe fiduciary duties to TETRA as Compressco’s sole stockholder, and those duties may be similarly adverse to ours.

Because certain of the directors of our general partner are also directors and/or officers of Compressco, such directors have fiduciary duties to Compressco that may cause them to pursue business strategies that disproportionately benefit Compressco or which otherwise are not in our best interests.

Our general partner and its affiliates are allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples include our general partner’s limited call right, its voting rights with respect to the units it owns and its determination of whether or not to consent to any merger or consolidation of the partnership.

We rely on the directors, executive officers and employees of our general partner and its affiliates, including TETRA and Compressco.

We rely on the directors, executive officers and employees of our general partner and its affiliates, including TETRA and Compressco, to manage our operations, conduct our business and make decisions on our behalf. In addition, Compressco will own and control our general partner and Compressco, in turn, is a 100% owned subsidiary of TETRA. TETRA and its controlled affiliates will conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of these directors, executive officers and employees. In addition, TETRA will allocate expenses of personnel who perform general and administrative services for us and we will reimburse TETRA and any of its controlled affiliates for those expenses.

Our partnership agreement limits the liability of and reduces the fiduciary duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of its fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Actions of our general partner, which are made in its individual capacity, will be made by its sole shareholder, Compressco, which, in turn, is a wholly owned subsidiary of and controlled by TETRA. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any sale, merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith, meaning, it believed that the decision was in the best interest of our partnership;

•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of the common unitholders must either be (i) on terms no less favorable to us than those generally provided to or available from unrelated third parties or (ii) “fair and reasonable” to us, as determined by our general partner in good faith, provided that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement—Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by the decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	the amount and timing of asset purchases and sales;

•	the amount, nature and timing of our capital expenditures;

•	the amount of our borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $15.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its subordinated units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common and subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all of our outstanding units. Please read “How We Make Cash Distributions.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our partnership agreement provides that our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

Our general partner determines which of the costs incurred by TETRA and its controlled affiliates on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates, including TETRA, for all direct and indirect costs incurred in managing and operating us. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, are the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into may not be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates have no obligation to permit us to use any of its or its affiliates’ facilities or assets, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 90% of our common units.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may be required to sell his common units at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

Our general partner controls the enforcement of its and its affiliates’ obligations to us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other hand, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “How We Make Cash Distributions.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner that is beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in where a conflict of interest is present be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive, or consent to conduct by, our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest that are not approved by a vote of common unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to, or available from, unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will conclusively be deemed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct. Our partnership agreement and the Delaware Act also provide that our general partner may consult with legal counsel, accountants, investment bankers and other consultants and advisers selected by it, and in any action shall be fully protected from liability to us or our partners in relying in good faith upon the advice or opinion of such persons as to matters that the general partner reasonably believes to be within such person’s professional or expert competence.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners. The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity, an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement, and such reliance shall be a defense in any action relating to such duties or liabilities.

By purchasing our units, each unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under separate indentures (which may be existing indentures) among us, the guarantors, if any, and a Trustee that is qualified to act under the Trust Indenture Act.

Compressco Partners, L.P. may issue senior and unsubordinated debt securities in one or more series, and Compressco Finance Inc. may be a co-issuer of one or more series of debt securities. Compressco Finance Inc. is 100% owned by Compressco Partners Sub, Inc., a wholly owned subsidiary of Compressco Partners, L.P., and has no assets or any liabilities other than as a co-issuer of debt securities. Its activities are limited to co-issuing debt securities and engaging in other activities incidental thereto. Any debt securities co-issued by Compressco Partners, L.P. and Compressco Finance Inc. will be issued jointly and severally. When used in this section “Description of Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Compressco Partners, L.P. and Compressco Finance Inc. if the latter is a co-issuer of the series of debt securities and otherwise only to the former, and the terms “Compressco Partners” and “Compressco Finance” refer strictly to Compressco Partners, L.P. and Compressco Finance Inc., respectively.

If we offer debt securities, we will issue them in one or more series under an indenture among each issuer, any guarantors and a trustee (the “Trustee”). A form of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part. We have not restated the indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indenture.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether Compressco Finance Inc. will be a co-issuer;

•	the guarantors of the debt securities, if any;

•	the title and type of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

In the event that any of our 100% owned subsidiaries guarantees any series of the debt securities described in this prospectus, such guarantees will be full and unconditional and made on a joint and several basis for the benefit of each holder and the Trustee. However, such guarantees are subject to release, subject to certain limitations, as follows (i) upon the sale, exchange or transfer, whether by way of a merger or otherwise, to any Person that is not an affiliate of the Partnership, of all the Partnership’s direct or indirect limited partnership or other equity interest in such Subsidiary Guarantor; or (ii) upon the Issuers’ delivery of a written notice to the Trustee of the release or discharge of all guarantees by such Subsidiary Guarantor of any Debt of the Issuers other than obligations arising under the Indenture and any Debt Securities issued thereunder, except a discharge or release by or as a result of payment under such guarantees (as such capitalized terms are defined in the Form of Indenture filed as exhibit 4.1 herein). Such guarantees will cover the full and prompt payment of principal, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at stated maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the customary conditions under which guarantees may be released.

Any guarantees would be general obligations of the guarantors.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, the indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer’s assets, including:

•	the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring entity must assume the issuer’s obligations under the indenture; and

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “—Events of Default and Remedies”) may exist.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and the issuer will be relieved from any further obligations under the indenture, except in the case of a lease of all or substantially all of its assets.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indenture

We may supplement or amend the indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. However, without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the principal of or extend the fixed maturity of any debt security;

•	reduce any premium payable upon redemption or change any redemption date with respect to the redemption of the debt securities;

•	reduce the rate of or extend the time for payment of interest on any debt security;

•	waive a past Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities or in respect of an indenture provision that cannot be modified without the consent of each affected holder;

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in currency other than that stated in the debt securities;

•	impair the right of any holder to receive any payment on its debt securities on or after the due date therefor or to institute suit for the enforcement of any such payment;

•	except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner adverse to the holders; or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend the indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to establish the form of terms of any series of debt securities;

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to provide for the assumption of an issuer’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s assets;

•	to add or release guarantors pursuant to the terms of the indenture;

•	to make any change that does not adversely affect the rights under the indenture of any holder of debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	to evidence or provide for the acceptance of appointment under the indenture of a successor Trustee;

•	to add any additional Events of Default (as defined below) with respect to any series of debt securities; or

•	to secure the debt securities or the guarantees.

Events of Default, Remedies and Notice

“Event of Default,” when used in the indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series;

•	failure to pay, within 60 days of the due date, interest on any debt security of that series;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series;

•	failure on the part of an issuer to comply with the covenant described under “—Consolidation, Merger or Asset Sale”;

•	failure to perform any other covenant in the indenture that continues for 30 days after written notice is given to the issuers;

•	certain events of bankruptcy, insolvency or reorganization of an issuer or any guarantor of that series;

•	if the debt securities of that series are entitled to a guarantee, the guarantee ceases to be in full force and effect; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

The indenture will not limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. The indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer, the general partner of Compressco Partners or any guarantor, as such, will have any liability for the obligations of the issuers or any guarantor under the indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The Trustee will initially act as paying agent and registrar under the indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on any debt securities not in a global form will be made at the corporate trust office of the Trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The Trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will not be required:

•	to issue, register the transfer of, or exchange debt securities of a series either during a period of 15 days prior to the mailing of a notice of redemption of debt securities of that series; or

•	to register the transfer of or exchange any debt security called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of our Senior Indebtedness. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

•	we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of Compressco Partners, L.P. within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•	any other default on any Senior Indebtedness of Compressco Partners, L.P. occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that we incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York (“DTC”), and registered in the name of DTC’s nominee, Cede & Co. This means that we will not issue certificates to each holder. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of beneficial interests in global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants’ accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its Direct Participants are on file with the SEC.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of its participants and by, among other institutions, the Financial Industry Regulatory Authority, Inc. The rules that apply to DTC and its participants are on file with the SEC.

We will wire all payments on the global debt securities to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities

It is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by Direct Participants to owners of beneficial interests in the global debt securities, and voting by Direct Participants, will be governed by the customary practices between the Direct Participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the Direct Participants and not of DTC, the Trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	following an Event of Default, DTC notifies the Trustee of its decision to require that the debt securities of a series shall no longer be represented by a global debt security.

Satisfaction and Discharge; Defeasance

The indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a)	either:

(1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(2) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds in trust cash sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date; and

(b)	we have paid or caused to be paid all other sums payable by us under the indenture.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

Governing Law

The indenture and all of the debt securities will be governed by the laws of the State of New York.

The Trustee

We will enter into the indenture with a Trustee that is qualified to act under the Trust Indenture Act, and with any other Trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. We will identify in the applicable prospectus supplement, the Trustee for each series of debt securities and will file an application with the SEC under the Trust Indenture Act to qualify the Trustee.

Resignation or Removal of Trustee

If the Trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the Trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the indenture. Any resignation will require the appointment of a successor Trustee in accordance with the terms and conditions of the indenture.

The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series.

Limitations on Trustee if it is Our Creditor

The indenture will contain certain limitations on the right of the Trustee, in the event that it becomes a creditor of an issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The Trustee will submit an annual report to the holders of the debt securities regarding, among other things, the Trustee’s eligibility to serve as such, the priority of the Trustee’s claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

The indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of the indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change (possibly with retroactive effect). Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” or “us” are references to Compressco Partners, L.P. and its operating subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us and by our general partner to them for this purpose. However, this section does not address all U.S. federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individuals who are citizens or residents of the United States (for U.S. federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, who purchase units subject to this registration statement, who do not materially participate in the conduct of our business activities and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including other entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt entities, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following U.S. federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level U.S. federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for U.S. federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the production, transportation, processing and storage of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 6% of our gross income for the taxable year ending December 31, 2014 will not be qualifying income; however, this estimate could change from time to time.

Based upon the factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership and each of our operating subsidiaries will be disregarded as an entity separate from us for federal income tax purposes. The representations made by us and by our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our operating subsidiaries that are partnerships or limited liability companies has elected or will elect to be treated as a corporation for U.S. federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to all of our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as the aggregate amount of our liabilities does not exceed the adjusted tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for U.S. federal income tax purposes.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for U.S. federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s adjusted tax basis in its units (determined separately for each unit), and thereafter (iii) a taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for U.S. federal income tax purposes.

Entity-Level Taxation

Even though we (as a partnership for U.S. federal income tax purposes) are not subject to U.S. federal income tax, certain of our business activities are conducted through corporate subsidiaries. Such subsidiaries are subject to corporate-level income tax, which reduces the cash available for distribution to us and, in turn, to our unitholders. Moreover, some of our subsidiaries and operations may be subject to income and other taxes in the jurisdictions in which they are organized or from which they receive income. Such taxation may reduce the amount of cash available for distribution to our unitholders.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership will be treated as partners in us for U.S. federal income tax purposes. In addition, (i) assignees who have executed and delivered transfer applications and are awaiting admission as limited partners and (ii) unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of the partnership for U.S. federal income tax purposes.

As there is no direct or indirect controlling authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of our units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of our units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate subsidiaries (please read “—Taxation of the Partnership—Entity-Level Taxation” above), we will not pay any U.S. federal income tax. Rather, each unitholder will be required to report on its own U.S. federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units increased by the unitholder’s initial allocable share (as measured for federal income tax purposes) of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss). That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in the unitholder’s share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s adjusted tax basis in its units, in which case the unitholder generally will recognize a gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our nonrecourse liabilities will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of a reallocation of our nonrecourse liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s adjusted tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its adjusted tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment.

A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s adjusted tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or our general partner. Where the tax is payable on behalf of all the unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their own tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated amongst our unitholders and our general partner in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or we make incentive distributions to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interest in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the adjusted tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the U.S. federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners and our general partner holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible (subject to the limitations described above) to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the partner’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interests of all the partners in cash flow, and (iv) the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for U.S. federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for U.S. federal income tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and (subject to certain exceptions) 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain, as well as any income or gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest U.S. federal income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and adjusted tax bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a Section 743(b) adjustment attributable to properties depreciable under Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly-traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s adjusted tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s adjusted tax basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than certain of our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.” Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference, if any, between the unitholder’s amount realized and the adjusted tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our nonrecourse liabilities with respect to the units sold. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” regardless of whether such inventory item is substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. Upon a sale or other disposition of less than all of those interests, a portion of that adjusted tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s adjusted tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its own tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations will not be effective until they are issued in their final form, and the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure, the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Our general partner and its affiliates, including TETRA, currently own 82.1% of our common and subordinated units. Therefore, the sale or exchange of all or a portion of their units by our general partner and its affiliates constituting 50% or more of our capital and profits interest could result in a constructive termination of our partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. As a result of the need to preserve uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s adjusted tax basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Entities and Other Investors

Ownership of units by employee benefit plans and other tax-exempt entities as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their own tax advisors before investing in our units. Employee benefit plans and most other tax-exempt entities, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with the conduct of a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Non-U.S. Unitholders will be considered to be engaged in business in the United States because of their ownership of our units. Furthermore, is it probable that they will be deemed to conduct such activities through permanent establishments in the United States within the meaning of applicable tax treaties. Consequently, they will be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax on their share of our net income or gain in a manner similar to a taxable U.S. unitholder. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable U.S. federal effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s effectively connected earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on any gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a non-U.S. person from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be effectively connected with a U.S. trade or business. Thus, part or all of a Non-U.S. Unitholder’s gain from the sale or other disposition of its units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a Non-U.S. Unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate (including land, improvements, and certain associated personal property) and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, Non-U.S. Unitholders may be subject to U.S. federal income tax (and in the case of a foreign corporation, possible branch profits tax) on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our U.S. federal income tax information returns. Neither we, nor Vinson & Elkins L.L.P., can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly-traded partnerships generally are treated as entities separate from their owners for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS, and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report the foregoing information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local, Non-U.S. and Other Tax Considerations

In addition to U.S. federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We currently conduct business or own assets in 19 states. Most of these states currently impose a personal income tax on individuals. Certain of these states also imposes an income or other entity-level tax on corporations and other entities. In addition, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

Although a unitholder may not be required to file a return and pay taxes in a jurisdiction because its income from such jurisdiction falls below the filing and payment requirements, a unitholder will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local, and non-U.S., as well as U.S. federal tax returns that may be required of it. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us.

MATERIAL U.S. TAX CONSEQUENCES OF OWNERSHIP OF DEBT SECURITIES

A description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN COMPRESSCO PARTNERS, L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, restrictions imposed by Section 4975 of the Internal Revenue Code and/or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, Similar Laws. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities, or IRAs, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts or arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

•	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

PLAN OF DISTRIBUTION

The securities offered pursuant to this prospectus and any accompanying prospectus supplement may be sold in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

In addition, we or may from time to time sell securities in compliance with Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus. In such event, we may be required by the securities laws of certain states to offer and sell the common units only through registered or licensed brokers or dealers.

We will fix a price or prices of our securities at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

Offers to purchase securities may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name any agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement against specific liabilities, including liabilities under the Securities Act. The underwriters or their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers or their affiliates may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

We may offer the common units covered by this prospectus into an existing trading market on the terms described in the prospectus supplement relating thereto. Underwriters, dealers and agents who participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Conduct Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Compressco Partners, L.P. appearing in Compressco Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

15,280,000 Common Units

Representing Limited Partner Interests

Prospectus    Supplement

July 24, 2014

Joint Book-Running Managers

BofA Merrill Lynch

Barclays

Wells Fargo Securities

J.P. Morgan

Raymond James

Credit Suisse

RBC Capital Markets

Co-Managers

Oppenheimer & Co.

Stifel

Capital One Securities

Johnson Rice & Company L.L.C.

Sterne Agee